Form 20-F
period 2008-06-30
Samson Oil & Gas LTD
filed 2008-12-19
CIK 1404079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F
(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2008

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐            SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

For the transition period from __________________________ to __________________________

Commission file number: 001–33578

SAMSON OIL & GAS LIMITED
(Exact name of Registrant as specified in its chart)

Not applicable

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class American Depositary Shares, each representing 20 Ordinary Shares, no par value each, and evidenced by an American Depositary Receipt	Name of exchange on which registered NYSE Alternext

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  209,094,216 Ordinary Shares outstanding as at December [__], 2008.

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act.                                                                                                                                                                ☐ Ye s   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non–accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b–2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non–accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act).☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.☐ Yes   ☐ No

SAMSON OIL & GAS LIMITED

FORM 20–F ANNUAL REPORT

- i -

INTRODUCTION

Samson Oil & Gas Limited (“Samson” or the “Company”) is a company limited by shares, incorporated on April 6, 1979 under the laws of Australia.  Our principal business is the exploration and development of oil and natural gas properties in the United States, currently focused on the Rocky Mountain region. Currently, we have four material oil and gas properties, three of which are producing.  We do not operate any of our material, producing properties; rather, we own a working interest in each property and have entered into operating agreements with third parties under which the oil and gas are produced and sold.

In early 2005, Samson entered the United States oil and gas market by the acquisition of a control position in Kestrel Energy Inc., a Colorado corporation (“Kestrel”), and increased its holdings from 78.8% of Kestrel’s outstanding shares at June 30, 2005 to 93.7% at June 30, 2006. The Kestrel acquisition signaled a change in our business strategy, whereupon we moved from holding investments in resources companies to active oil and gas exploration, production and development in the United States.

Kestrel’s assets were composed of approximately 20,000 acres in the Green River Basin in Wyoming, including projects in the Baxter Shale, Greens Canyon, Stage Coach East, Browns Ranch and Firehole Canyon and 1,280 acres in the Amber Field in Grady County, Oklahoma. On July 14, 2006, Kestrel filed a Plan of Merger with the Secretary of State in Colorado, which filing had the effect of cancelling all remaining Kestrel shares and granting to its shareholders the right to receive US$142 per share (based on 125% of the average market price for Kestrel shares traded prior to the share consolidation). Following the cancellation of these shares, Kestrel became a 100% owned subsidiary of Samson. Kestrel was subsequently merged with and into Samson’s other wholly-owned subsidiary, Samson Oil and Gas USA, Inc., a Colorado corporation, effective March 5, 2007.

On May 29, 2006, Samson Oil and Gas USA, Inc., a 100% owned subsidiary of Samson, completed the acquisition of two producing assets located in the Green River Basin in Wyoming. The assets comprise a 21% equity interest in the 250 acre crestal portion of the Jonah Field and 16.6% of the gross acreage for 12,500 acres in the Look Out Wash Field.

On January 7, 2008, our American Depositary Shares(“ADSs”), each representing twenty (20) of our Ordinary Shares and evidenced by American Depositary Receipts (“ADRs") began trading on the American Stock Exchange, which has since been acquired and renamed NYSE Alternext, under the symbol "SSN".  At that time, we registered the ADSs with the U.S. Securities and Exchange Commission  (the “SEC”) under Section 12(b) of the Securities Exchange Act of 1934 (the “1934 Act”).  The Bank of New York Mellon, acting as depositary, holds the Ordinary Shares underlying the ADSs.  We are party to a deposit agreement with the Bank of New York, which agreement has previously been filed with the SEC and is an exhibit to this Annual Report.  We are currently classified as a “foreign private issuer” according to the rules promulgated by the SEC under the 1934 Act, though that could change in the future depending on various factors, including the proportion of our Ordinary Shares held directly or indirectly through ADRs by U.S. persons.

In May 2008, we sold our interests in the Amber Field in Grady County, Oklahoma for US$4,760,000.  Our interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  We disposed of this field as, in management’s view, it had limited growth potential for Samson with no future drilling currently planned.  We used US$2,940,000 of the proceeds to repay a portion of our convertible note facility with Macquarie Bank Limited.  We also eliminated 5,000 mcf per month of our US$6.03 fixed forward swaps outstanding from January 2009 to October 2009 at a cost of US$60,000.

Our registered office is located at Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 and our telephone number at that office is 618-9220-9830. Our principal office in the United States is located at 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 and our telephone number at that office is +1 303-295-0344. Our web site is http://www.samsonoilandgas.com.

GLOSSARY OF TERMS

Bbl.  Barrel (of oil or natural gas liquids).

Bcf.  Billion cubic feet (of natural gas).

Developed acres.  The number of acres that are allocated or held by producing wells or wells capable of production.

Development well.  A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Exploratory well.  A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres or gross wells.  The total acres or wells, as the case may be, in which a working interest is owned.

Liquids.  Oil, condensate, and natural gas liquids.

Mcf.  Thousand cubic feet (of natural gas).

Mcfe.  Thousand cubic feet equivalent.

MMBtu.  One million British Thermal Units, a common energy measurement.

MMcf.  Million cubic feet.

MMcfe.  Million cubic feet equivalent.

Nymex.  New York Mercantile Exchange.

Porosity.  The percentage of empty space within a rock.  Only high porosity reservoir rocks, like sandstone, bear oil and gas.

Present value.  When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of net proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, without giving effect to non–property related expenses such as general and administrative expenses, debt service, accretion, and future income tax expense or to depreciation, depletion, and amortization, discounted using monthly end–of–period discounting at a nominal discount rate of 10% per annum.

Productive wells.  Producing wells and wells that are capable of production, including injection wells, salt water disposal wells, service wells, and wells that are shut–in.

Proved developed reserves.  Estimated proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves.  Estimated quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

Proved undeveloped reserves.  Estimated proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

Shale gas.  Conventional natural gas that is produced from reservoirs predominantly composed of shale with lesser amounts of other fine grained rocks rather than from more conventional sandstone or limestone reservoirs.

Throughput:  The volume of natural gas transported or passing through a pipeline, plant, terminal or other facility in an economically meaningful period of time.

Undeveloped acreage.  Acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains estimated proved reserves.

Working interest.  An operating interest that gives the owner the right to drill, produce, and conduct operating activities on the property and a share of production.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward–looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act.  These statements include but are not limited to management’s comments regarding business strategy, exploration and development drilling prospects and activities at our Jonah and Lookout Wash Fields, Greens Canyon Field, North Stockyard, South Goose Lake and State GC properties and our Sabretooth prospect, oil and gas pipeline availability and capacity, natural gas and oil reserves and production, our ability to and methods by which we may raise additional capital, production and future operating results.

In this Annual Report on Form 20-F, the use of words such as “anticipate,” “continue,” “estimate,” “expect,” “likely,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify uncertainties.  While we believe that the expectations reflected in those forward–looking statements are reasonable, we cannot assure you that these expectations will prove to be correct.  Our actual results could differ materially from those anticipated in these forward–looking statements.  The differences between actual results and those predicted by the forward looking statements could be material.  These differences may be attributed to the factors described herein under the heading “Risk Factors” starting on page 7 of this Annual Report, or other factors not listed there, including, without limitation, the following:

•	deviations in and volatility of the market prices of both crude oil and natural gas;

•	the timing, effects and success of our acquisitions, dispositions and exploration and development activities;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production;

•	timing, amount, and marketability of production;

•	third party curtailment, processing plant or pipeline capacity constraints beyond our control;

•	our ability to find, acquire, market, develop and produce new properties;

•	effectiveness of management strategies and decisions;

•	the strength and financial resources of our competitors;

•	climatic conditions;

•	changes in the legal and/or regulatory environment and/or changes in accounting standards policies and practices or related interpretations by auditors or regulatory entities; and

•	unanticipated recovery or production problems, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids.

Many of these factors are beyond our ability to control or predict.  Neither these factors nor those included in the “Risk Factors” section of this Annual Report represent a complete list of the factors that may affect us.

FINANCIAL AND EXCHANGE RATE DATA

We publish our consolidated financial statements in Australian dollars.  In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Australian dollars, and references to “dollars,” “$” or “A$” are to Australian dollars.  All references to “US$” are to United States dollars.

The following table sets forth certain exchange rates based on the noon buying rate of The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for each year since the year ended June 30, 2004.  In the table, these rates are set forth as United States dollars per AUD$1.00.

Year Ended	Average(1)	High	Low	Period End
June 30, 2008	0.897	0.964	0.786	0.956
June 30, 2007	0.756	0.852	0.737	0.849
June 30, 2006	0.748	0.777	0.706	0.742
June 30, 2005	0.753	0.797	0.688	0.762
June 30, 2004	0.713	0.798	0.639	0.695

(1)	The average of the Noon Buying Rate on the last day of each month during the applicable year.

The following table sets forth certain exchange rates based on the Noon Buying Rate for each month since the end of our fiscal year on June 30, 2008.  On December 15, 2008, the Noon Buying Rate was US$0.0.671 per A$1.00.

Month Ended	Average	High	Low	Period End
November 30, 2008	0.659	0.701	0.619	0.682
October 31, 2008	0.687	0.794	0.607	0.657
September 30, 2008	0.824	0.858	0.794	0.821
August 31, 2008	0.881	0.932	0.855	0.856
July 31, 2008	0.962	0.980	0.942	0.942
June 30, 2008	0.951	0.961	0.934	0.956

(1)	The average of the Noon Buying Rate on each day of the applicable month.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable.

Not applicable.

Item 3.	Key Information

A.	Selected financial data.

The selected financial data presented below is for the years ended June 30, 2008, 2007, 2006 and 2005.  The information for the years ended June 30, 2008, 2007, 2006 and 2005 is derived from our audited consolidated financial statements and notes thereto included in this Annual Report.

The data should be read in conjunction with the consolidated financial statements included elsewhere in this annual report.

Information prepared in accordance with International Financial Reporting Standards.

	Year ended	Year ended	Year ended	Year ended
	June 30, 2008	June 30, 2007	June 30, 2006	June 30, 2005
	$	$	$	$

Total Revenue from continuing operations	8,205,555	8,824,757	4,043,164	936,954
Loss from continuing operations after tax	(3,529,174)	(2,821,291)	(22,540,534)	(749,156)
Profit/(loss) from discontinued operations after tax	439,849	218,283	(3,145,056)	(42,077)
(Loss) to members at the parent (i)	(3,089,325)	(2,603,008)	(25,685,590)	(791,233)
(Loss) per share from continuing operations (cents) – Basic	(1.74)	(1.47)	(21.66)	(1.73)
(Loss) per share from continuing operations (cents) – Diluted	(1.74)	(1.47)	(21.66)	(1.73)
(Loss) per Share (cents) – Basic	(1.52)	(1.36)	(24.43)	(1.82)
(Loss) per Share (cents) – Diluted	(1.52)	(1.36)	(24.43)	(1.82)
Total Assets	54,879,546	63,687,774	77,861,552	29,904,614
Net Assets	34,290,896	38,144,215	47,985,306	28,314,145
Long Term Debt	13,416,216	20,801,211	24,509,728	—
Contributed Equity	72,716,545	69,347,605	69,366,304	25,223,584
Number of Shares	209,154,216	192,263,833	192,263,833	77,892,086
Dividends	—	—	—

(i)	Wherever used in this Annual Report, the term “parent” refers to Samson Oil & Gas Limited, which has one wholly–owned subsidiary, Samson Oil and Gas USA, Inc.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Our business, operating or financial condition could be harmed due to any of the following risk factors.  Accordingly, investors should carefully consider these risks in making a decision as to whether to purchase, sell or hold our securities.  In addition, investors should note that the risks described below are not the only risks facing our company.  Additional risks not presently known to us, or risks that do not seem significant today, may also impair our business operations in the future.

Risks Related To Our Business and Industry.

Oil and natural gas prices are extremely volatile, and a decrease could adversely affect our revenues, cash flows and profitability.

Our revenues, profitability and future rate of growth depend principally upon the market prices of oil and natural gas, which fluctuate widely.  Sustained declines in oil and gas prices may adversely affect our financial condition, liquidity and results of operations. For example, if the price of oil and natural gas were to have been 10% lower in the years ended June 30, 2008 and 2007, the net loss reported by the Company would have increased by 29.45% and 40.61% respectively.

Factors that can cause market prices of oil and natural gas to fluctuate include:

•	national and international financial market conditions;

•	uncertainty in capital and commodities markets;

•	the level of consumer product demand;

•	weather conditions;

•	U.S. and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political and economic conditions in oil producing countries, particularly those in the Middle East, including actions by the Organization of Petroleum Exporting Countries;

•	the foreign supply of oil and natural gas; and

•	the price of oil and gas imports, consumer preferences and

•	overall U.S. and foreign economic conditions.

We are not able to predict future oil and gas prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Lower prices may reduce the amount of oil and natural gas that we can produce economically and may also require us to write down the carrying value of our oil and gas properties. Additionally, the location of our producing wells may limit our ability to take advantage of spikes in regional demand and resulting increases in price. The expansion of the gas supply from competitors in the Rocky Mountain region has resulted in a lower gas price being received in that region compared to the balance of the mainland United States. Historically, gas originating in the Rockies has traded at a 15 to 20% discount to the NYMEX market. The historical discount expanded as much as a 50% during the summer of 2007 as a result of the construction of the first phase of the Rockies Express natural gas pipeline (“REX”), which had the immediate effect of creating a surplus of gas from the areas to the south and west of Wyoming, (where the majority of our producing properties are located,) to the price points in and around Cheyenne in the eastern part of Wyoming.  On the other hand, the ongoing extension of the REX from Audrain County, Missouri to Monroe County, Ohio, currently projected to be fully operational by fall of 2009, is expected to increase the demand for natural gas from the Rocky Mountains as it becomes available to users in the eastern half of the United States for the first time.  While such increased demand would normally be expected to increase the prices received for such gas, other factors, such as the sharp downturn in worldwide economic activity over the past several months, may dampen or even reverse any such positive impact on prices.

Lower oil and natural gas prices may not only decrease our revenues, but also may reduce the amount of oil and natural gas that we can produce economically.  Such a reduction may result in substantial downward adjustments to our estimated proved reserves.  If this occurs, or if our estimates of development costs increase, our production data factors change or our exploration results do not meet expectations, accounting rules may require us to write down the carrying value of our oil and natural gas properties to fair value, as a non-cash charge to earnings. Australian accounting standards and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) require us to assess impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to estimated discounted future net cash flows on a field-by-field basis, using estimated production based upon prices at which management reasonably estimates such products to be sold. If net capitalized costs exceed discounted future net cash flows, the measurement of impairment is based on estimated fair value, which would consider future discounted cash flows.  As a result, we may incur substantial impairment charges in the future, which could have a material adverse effect on our results of operations.

The worldwide crisis in credit and financial markets may affect our ability to obtain additional funding on acceptable terms.

While the recent turmoil in the global financial system has not affected our relationship with our primary lender, which remains positive, we may face challenges in the future if conditions in the financial markets do not improve.  We will require additional capital to develop our undrilled acreage, however, financing may not be available to us for such activity.  We do not have any additional availability under our existing credit facility.  If other funding is not available, or is available only on unfavorable terms, we may be unable to implement our drilling plan, make capital expenditures, or take advantage of future business opportunities.  Such a curtailment of our exploration activities and operations would have an adverse effect on our revenues and results of operations.

Reserve estimates are imprecise and subject to revision.

Estimates of oil and natural gas reserves are projections based on available geologic, geophysical, production and engineering data.  There are uncertainties inherent in the manner of producing and the interpretation of this data as well as in the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of factors including:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the ability of the Company to access the capital required to develop proved undeveloped locations;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the engineers preparing the estimate.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will probably vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves.  Our reserves may also be susceptible to drainage by operators on adjacent properties.  In addition, we may in the future adjust our estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices.  For example, we were required to write down the value of our Greens Canyon property by US$4,344,063 at June 30, 2006 following a downgrade of the reserves associated with that property from proven to probable. This impairment was the result of management’s determination that there was insufficient evidence available from the results of the 29-2 and 27-3 wells to determine that the reserves could remain in a proven reserve category assigned to the Frontier Formation.

Investors should not construe the present value of future net cash flows as the current market value of the estimated oil and natural gas reserves attributable to our properties.  The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, even though actual future prices and costs may be materially higher or lower.  Factors that will affect actual future net cash flows include:

•	the amount and timing of actual production;

•	the price for which that oil and gas production can be sold;

•	supply and demand for oil and natural gas;

•	curtailments or increases in consumption by natural gas and oil purchasers; and

•	changes in government regulations or taxation.

As a result of these and other factors, we will be required to periodically reassess the amount of our reserves, which may require us to recognize a write-down of our oil and gas properties.

We operate only a small percentage of our proved properties.

The business activities at all of our material producing properties are conducted through joint operating agreements under which we own partial non-operated interests in oil and gas properties.  As a result, we do not have control over normal operating procedures, expenditures, or future development of those properties, including our Jonah Field, Look Out Wash and State GC properties.  Consequently, the operating results with respect to those properties are beyond our control.  The failure of an operator of our wells to perform operations adequately, or an operator’s breach of the applicable agreements, could reduce our production and revenues.  In addition, the success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, the participation of other owners in drilling wells, and the appropriate use of technology.  Since we do not have a majority interest in most of these properties, we may not be in a position to remove the operator in the event of poor performance. Further, significant cost overruns of an operation in any one of these projects may require us to increase our capital expenditure budget and could result in some wells becoming uneconomic.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics.  Our reserves will decline significantly as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities.  Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves that are economically feasible and in developing existing proved reserves.

To the extent that cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. We are currently constrained in our ability to raise additional capital by our $21 million credit facility with Macquarie Bank Limited (“Macquarie”), which provides Macquarie with a first priority security interest over all of our oil and gas assets. As such, we must obtain Macquarie’s consent prior to the sale or other deposition of any existing assets or the acquisition of any new assets if the acquisition would involve the incurrence of additional debt.

Our credit facility imposes restrictions on us that may affect our ability to successfully operate our business.

On May 26, 2006, our wholly-owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to incur and secure senior convertible loans in an aggregate principal amount of US$21 million (the “Loans”) for the purpose of financing the purchase of the Jonah and Look Out Wash Fields.  At the end of June 2008, Samson USA has repaid US$4 million of the outstanding principal amount, which is currently approximately US$17 million.  The Loans are secured by substantially all of the assets of the Company and its subsidiaries, including Samson USA, and are guaranteed by the Company.

The Loan Facility, which was most recently amended effective September 6, 2007, contains customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates.  We are also required to maintain specified financial requirements, including a covenant that the ratio of the Company’s Proved Developed Producing Reserves to its outstanding debt must be no less than 1.2:1.

In addition, the Company (on a consolidated basis) is also required to maintain a current ratio greater than 1:1 and is required to maintain Aged Debts (greater than 90 days outstanding) of less than US$1,000,000. The debt covenants are measured quarterly.

As of September 30, 2008, the Company was in compliance with each of these covenants.  However, if we are unable to meet the requirements of the Loan in the future, we may be required to seek waivers from Macquarie or find alternative financing sources.  There is no assurance that such waivers would be granted or that alternative financing would be available on terms acceptable to us.  Moreover, these restrictions may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted.

Our producing properties in the Rocky Mountains are vulnerable to extreme seasonal weather, environmental regulation and production constraints.

Our operations are currently focused on the Rocky Mountain region, and our producing properties and new drilling opportunities are geographically concentrated in that area.  As a result, success of our operations and our profitability may be disproportionately exposed to the impact of adverse conditions unique to that region.  Such conditions can include extreme seasonal weather, which could limit our ability to access our properties or otherwise delay or curtail our operations.  Also, there could be delays or interruptions of production from existing or planned new wells by significant governmental regulation, transportation capacity constraints, curtailment of production, interruption of transportation, or fluctuations in prices of oil and natural gas produced from the wells in the region.

In addition, some of the properties we intend to develop for production are located on federal lands where drilling and other related activities cannot be conducted during certain times of the year due to environmental considerations.  This could adversely affect our ability to operate in those areas and may intensify competition during certain times for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages.  These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

The marketability of our production depends upon the availability, operation and capacity of gas gathering systems and the availability of interstate pipelines and processing facilities, all of which are owned by third parties. The Rocky Mountain region has seen a significant increase in drilling activity in recent years, which has resulted in, among other effects, an increasingly limited supply of drilling rigs, completion equipment and qualified personnel to provide the services necessary to drill, complete and rework new wells, as well as insufficient pipeline capacity. Moreover, the construction of the Rockies Express gas pipeline, which will eventually run from Colorado to Ohio, has resulted in a surplus of gas from the areas to the south and west of Wyoming, further limiting pipeline export capacity from the region and resulting in significant reductions in the regional gas prices. These prices have returned to more historically normal levels as the Rocky Mountain Express has extended further east.  The final eastward leg will extend an additional 638 miles from Audrain County, Missouri to the Clarington Hub in Monroe County, Ohio.  This eastward leg will begin partial service in December, 2008 with full service scheduled to be in effect in the fall of 2009.

The unavailability or lack of capacity of these systems and facilities, which result from factors beyond our control, could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. We currently own an interest in several wells that are capable of producing but may have their production curtailed from time to time at some point in the future pending gas sales contract negotiations, as well as construction of gas gathering systems, pipelines, and processing facilities.

Petroleum exploration and development involves substantial business risks.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse changes in prices;

•	weather conditions;

•	ability to fund capital necessary to develop exploration properties and producing properties;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment.

While there can be no assurance as to the actual costs we will incur to develop our proved reserves, as of June 30, 2008, we estimate that cost at approximately US$10.1 million.  Various uncertainties may affect the accuracy of our estimate.  For example, we may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in economic quantities.  Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative.  It is impossible to predict with certainty the production potential of a particular property or well.  Furthermore, a successful completion of a well does not ensure a profitable return on the investment.  A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the viability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable.  A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well.  In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

Our industry experiences numerous operating hazards.

The exploration, development and operation of oil and gas properties involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases.  These industry operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations, any of which could result in substantial losses.

Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages.  Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires.  We may also be subject to damage claims by other oil and gas companies.

Although our operating partners and we maintain insurance to cover our operations, some risks, such as pollution and environmental risks generally, are not fully insurable.  Our insurance policies and contractual rights to indemnity may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks.  If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position and results of operations.

Competition in the oil and natural gas industry is intense.

The oil and natural gas industry is intensely competitive, and we compete with other companies that are significantly larger and have greater resources.  Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis.  These companies may be able to pay higher prices for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit.  In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices.  Our larger competitors may also be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can.  Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

Our exploration, development, and production operations are regulated extensively at the federal, state and local levels.  Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells.  Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages.  Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject us to administrative, civil and criminal penalties.  Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

The environmental laws and regulations to which we are subject may:

•	require applying for and receiving a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

We may be required to prepare an environmental impact statement (“EIS”) in order to obtain the permits necessary to proceed with the development of certain properties, including our Greens Canyon property.  There can be no assurance that we will obtain all necessary permits and, if obtained, that the costs associated with completing the EIS and obtaining such permits will not exceed those that had been previously estimated.  It is possible that the costs and delays associated with the compliance with such standards and regulations could cause us to delay or abandon the further development of these properties.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition.  Over the years, we have owned or leased numerous properties for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners or lessees who were not under our control.  Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of any such previously released materials or property contamination at such locations, in some cases regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

We depend on key personnel.

The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success.  Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel.  Loss of the services of any of these people could have a material adverse effect on our operations.  We maintain a US$1,000,000 “key man” insurance policy on our Chief Executive Officer, but not on any other executive.  Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals.  Competition for these and other professionals is extremely intense.  If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

Risks Related to Our Securities.

The price of our Ordinary Shares and our ADSs may continue to be volatile.

While United States investors may indirectly acquire the economic attributes of Ordinary Shares, which trade only on the Australian Stock Exchange in Sydney, Australia, by purchasing ADSs, evidenced by ADRs, there is currently no market in the United States for our Ordinary Shares.  In any event, since our listing on NYSE Alternext in January of 2008, the price of our Ordinary Shares and our ADRs (collectively, “Shares”), like that of the shares of many other natural resource companies, has been extremely volatile.  While results of exploration activities, the price of oil and natural gas, future operating results, market conditions for natural resource shares in general, and other factors would typically be associated with such volatility, the volatility in our equity securities in 2008 may be attributed to other factors beyond our control, including unprecedented turmoil in the securities trading markets in the United States and elsewhere, including but not limited to naked short selling, day trading and other speculative and potentially illegal market activities.  If these market conditions and the resulting volatility seen in 2008 continues in 2009, it could have a significant, adverse impact on the market price of our Ordinary Shares.

We do not expect to pay dividends in the foreseeable future.  As a result, holders of our Shares must rely on appreciation for any return on their investment.

We do not anticipate paying cash dividends on our Shares in the foreseeable future.  Accordingly, holders of our Shares will have to rely on capital appreciation, if any, to earn a return on their investment.  Furthermore, we are subject to contractual restrictions on, the payment of dividends under the terms of our Loan Facility.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001.  Substantially all of our directors named in this Annual Report reside outside the U.S.  Substantially all or a substantial portion of the assets of those persons are located outside the U.S.  As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S.  There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

As a foreign private issuer, we are not required to provide you with the same information as an issuer of securities organized in the United States, therefore, you may not be afforded the same protections or information you would have if you invested in a United States public corporation.

Because we qualify as a foreign private issuer under the 1934 Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the rules under the 1934 Act requiring the filing with the SEC of quarterly reports on Form 10–Q or current reports on Form 8–K; (ii) the sections of the 1934 Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the 1934 Act; and (iii) the sections of the 1934 Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

In accordance with the rules of Australian Stock Exchange and Corporations Act 2001, we disclose annual and semi–annual results.  Our results are presented in accordance with  International Financial Reporting Standards.  With respect to our financial reporting requirements in Australia, our annual financial statements are audited, and our semi–annual financial statements undergo a review by our independent auditors.  This information, which may have an effect on the stock price of our Ordinary Shares on the Australian Stock Exchange, will also be disclosed immediately in the public media and to the Australian Stock Exchange.  Other relevant information pertaining to us will also be disclosed as required by the regulations of the Australian Stock Exchange and information dissemination requirements for listed companies.  We will provide our semi–annual results and other material information that we make public in Australia in the U.S. under the cover of SEC Form 6–K.  Nevertheless, you may not have the same protections or information as you would have for a United States public corporation because the Form 10–Q, Form 8–K and certain other requirements of the 1934 Act do not apply to us as a foreign private issuer.  We will, however, be required to file an annual report on Form 20–F within six months of the end of each fiscal year, and that obligation will be accelerated to four months beginning in 2011.

Currency fluctuations may adversely affect the price of the ADRs relative to the price of our Ordinary Shares.

The price of our Ordinary Shares is quoted in Australian dollars and the price of our ADRs is quoted in U.S. dollars.  Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our Ordinary Shares.  Until recently, the Australian dollar had as a general trend appreciated against the U.S. dollar but in the past few months that trend has dramatically reversed.  If the Australian dollar further weakens against the U.S. dollar, the U.S. dollar price of the ADRs could decline correspondingly, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. In the unlikely event that dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADRs will receive from our depositary (as defined below in “Description of American Depositary Shares”).

We may become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in negative tax consequences to the holders of our Shares.

Potential investors in our Shares should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Although we believe were not a PFIC for 2007 and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control, and we cannot assure you that we will not be a PFIC.

If we are a PFIC for any year, any holder of our Shares who is a U.S. Holder (as that term is defined under the heading “Material Taxation Consideration”) and whose holding period for those Shares includes any portion of a year in which we are a PFIC generally will be subject to a special adverse tax regime imposed on “excess distributions” of a PFIC, whether or not we are a PFIC in the year an excess distribution is made or received. Excess distributions include certain distributions received on shares in a PFIC in a taxable year. Gains recognized by a U.S. Holder on a sale or other transfer of Shares (including certain transfers that would otherwise be tax free) will also generally be taxed as an excess distribution.  Excess distributions are generally taxed at ordinary income rates and are subject to a nondeductible interest charge.  Additional adverse rules may apply.

In certain cases, elections may be made to mitigate the adverse tax rules that apply to PFICs (the so-called “mark-to-market” and “qualifying electing fund” elections), but these elections may or may not be available, may accelerate the recognition of taxable income, and may result in the recognition of ordinary income. Additional adverse rules will apply to U.S. Holders of our Shares for any year in which we are a PFIC and own or dispose of shares in another corporation that is itself a PFIC.

For a further discussion of the U.S. federal income tax consequences of investing in a PFIC, see the discussion below under the heading “Item 10.  Additional Information – E.  Taxation – U.S. Taxation.”

Our ADR holders are not shareholders and do not have shareholder rights.

The Bank of New York, as depositary, executes and delivers our ADRs on our behalf.  Each ADR is a certificate evidencing a specific number of ADSs.  Our ADR holders will not be treated as shareholders and do not have the rights of shareholders.  The depositary will be the holder of the shares underlying our ADRs.  Holders of our ADRs will have ADR holder rights.  A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADRs.

Our ADR holders do not have the same voting rights as our shareholders.  Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders.  At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands.  Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid Ordinary Share on a poll.  This is subject to any other rights or restrictions that may be attached to any shares.  Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions.  If we do not ask the depository to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or to instruct the depositary how to vote.  Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the Ordinary Shares.  Moreover, our ADR holders may not know about the meeting enough in advance to withdraw the shares.  If we do ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them.  The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADR holders instruct.  The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders.  We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares.  In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights.

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders.  Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future).  Dividends may be paid on shares of one class but not another and at different rates for different classes.  Dividends and other distributions payable to our shareholders with respect to our Ordinary Shares generally will be payable directly to them.  Any dividends or distributions payable with respect to Ordinary Shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses.  Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent.  In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution.  See the risk factor “There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs” in this “Item 3.  Key Information – D.  Risk Factors.” For a full description of ADR holder rights, see “Item 12.  Description of Securities Other Than Equity Securities – D.  American Depositary Shares” in our Registration Statement on Form 20-F filed July 6, 2007, as amended (the “Registration Statement”).  By contrast, holders of Ordinary Shares have shareholder rights under Australian law and our constitution.  For a description of these shareholders’ rights, see “Item 10.  Additional Information – A.  Description of Share Capital” and “Item 10.  Additional Information – B.  Constitution” in the Registration Statement.

Holders of ADRs may not be able to exercise voting rights.

Holders of our ADRs may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions.  We may not be required to instruct the depository to ask for the voting instructions of ADR holders and we may not do so voluntarily.  If we do not ask for the voting instructions of ADR holders, then ADR holders will not be able to exercise their right to vote unless they withdraw their Ordinary Shares.  However, ADR holders may not know about the meeting enough in advance to withdraw the Ordinary Shares underlying their ADRs or they may be unable to withdraw their Ordinary Shares at that time because of temporary delays in the withdrawal of shares that may arise from time to time (for example, if the holder owes fees, taxes or similar charges, or if it is necessary to prohibit the withdrawal of shares in order to comply with any laws or governmental regulations).  Furthermore, although the depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders, if we do ask for instructions on how the ADRs wish to vote, we cannot assure ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The deposit agreement with the depositary allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so.  If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid.  It will not invest the foreign currency and it will not be liable for any interest.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADR holders may lose some of the value of the distribution.

According to our agreement with our depositary, Bank of New York Mellon, it is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.  This means that ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Item 4.	Information on the Company

A.	History and development of the Company.

Samson Oil & Gas Limited (“Samson” or the “Company”) is a company limited by shares, incorporated on April 6, 1979 under the laws of Australia.  Our registered office is located at Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 and our telephone number at that office is 618–9220–9830.  Our principal office in the United States is located at 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 and our telephone number at that office is +1 303–295–0344.  Our web site is http://www.samsonoilandgas.com.

The Company was initially listed on the Australian Stock Exchange on April 17, 1980 using the name “Samson Exploration NL”.  On January 12, 2005 it changed its name to Samson Oil and Gas NL.  On February 10, 2006, it changed its name again to Samson Oil and Gas Limited.

On January 7, 2008, the Company began trading its ADRs on the American Stock Exchange (“AMEX”). The Company’s initial registration statement on Form 20-F (the “Registration Statement”) was declared effective by the Securities Exchange Commission on January 4, 2008.  In June 2008, the membership group of AMEX approved a merger between AMEX and NYSE Euronext Inc, the parent company of the New York Stock Exchange.  After this merger was completed in October of 2008, AMEX was renamed as the NYSE Alternext, where our ADRs are currently traded.

Significant Acquisition and Dispositions, Capital Expenditures and Divestitures

The State GC #2 well was drilled and logged in April 2008, at a cost of $1,031,065.  Currently this well has tested at 20 barrels of oil and 75 mcf per day.  Further completion operations are underway with the intent to tap into an additional hydrocarbon bearing reservoir to increase production in this well.  The results of this operation was no marked increase in production from the Wolfcamp and Leonard intervals.  As at the date of this report, well performance is being monitored before the remaining Bone Spring interval is completed such that additional completion activities are fully optimized.

In May 2008, we sold our interests in the Amber Field in Grady County, Oklahoma for US$4,760,000.  Our interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  We disposed of this field as, in management’s view, it had limited growth potential for Samson with no future drilling currently planned.  We used US$2,940,000 of the proceeds to repay a portion of our convertible note facility with Macquarie Bank Limited.

B.	Business overview.

Nature of Operations.  Our principal business is the exploration and development of oil and natural gas properties in the United States, primarily focused on the Rocky Mountain region.  Currently, we have five material oil and gas properties, four of which are producing.  We do not operate any of our material, producing properties; rather, we own a working interest in each property and have entered into operating agreements with third parties under which the oil and gas are produced and sold.  The following table sets forth a summary of certain information about our material properties – for a more detailed description of each property, please see “Item 4.  Information about the Company – Section D.  Property, Plants and Equipment.”

Material Oil and Gas Properties

	Samson Proved Reserves at June 30, 2008
Property and Location	Oil bbls	Gas mmcf	Working Interest
Jonah Field, Green River Basin, Wyoming	33,300	6,682	21
Look Out Wash Field, Green River Basin, Wyoming	25,100	5,631	18.2
State GC Oil and Gas Field, New Mexico	118,800	132	37
North Stockyard, Williston Basin, North Dakota	137,000	121	34.5

Each of the properties listed above is operated by a third party operator who conducts all activities at these properties pursuant to the terms of joint operating agreements.  Consequently, operating results with respect to those properties are beyond our control.

In addition to the material properties listed above, we are undertaking development activities at certain other properties.  We intend to continue to pursue the acquisition of oil and gas properties and pursue strategic opportunities in our industry.

Principal Markets.  As of June 30, 2008, we operate in one reportable segment, the exploration for and development of oil and natural gas and in one geographic area, the Rocky Mountain region of the United States.  Set forth below are our assets, revenues and net loss for the prior three years for this region (excluding discontinued operations).

	Identifiable Assets (Liabilities) $	Revenues Net Profit/(Net Losses) $
2008	$53,907,058	$8,131,851
	$(3,552,855)	$1,378,312
2007	$54,947,148	$8,639,137
	$(4,201,662)	$(957,474)
2006	$64,219,462	$5,487,050
	$(22,653,672)	$(24,744,864)

Competition.  The oil and natural gas industry is intensely competitive, and we compete with other companies that are significantly larger and have greater resources.  Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis.  These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit.  We do not hold a significant competitive position in the oil and gas industry.

Seasonality.  Oil and gas exploration and production in the Rocky Mountain region may be adversely affected by seasonal conditions.  During the winter and spring months, extreme weather conditions, including significant snow and rainfall, can limit or curtail drilling and production activities.  Moreover, certain of the leases covering our properties contain environmental stipulations, designed to protect seasonal wildlife habitats, prohibit exploration drilling and other development activities during certain times of the year.  Seasonal supply and demand pressure also affects the price of oil and natural gas.

Marketing Channels.  We own non–operating working interests in all of our material oil and gas properties.  The oil and natural gas produced on those properties is usually sold by the operator of the field under the terms of a marketing agreement, pursuant to which the hydrocarbons are sold forward by one month on the basis of pricing reported in the Platts publication “Inside FERC”, for the respective price points for our produced gas.

Because we are not the majority owner of any of our material producing properties, we have limited input into the negotiation of the operator’s marketing arrangements.  To minimize the impact to us of fluctuating gas prices, we have entered into fixed forward swap contracts with Macquarie Bank Limited.  Please see “Item 5.  Operating and Financial Review and Prospects –D.  Trend Information.’

Material Effects of Governmental Regulation.  The exploration and production of oil and gas is subject to material and significant regulation by the United States federal, state and local governments that require us to conduct field operations and extraction activities in accordance with numerous environmental and other regulations.  Examples of types of governmental laws and regulations that may have a material effect on our business include:

•	permitting requirements for exploration and drilling activities;

•	restrictions on substances that can be released during drilling and production;

•	limitations on the number of wells drilled or prohibitions on drilling in certain areas;

•	requirements to mitigate and remediate the environmental effects of drilling and production.

Samson conducts a significant amount of its operations on federal oil and gas leases, which are administered by the Bureau of Land Management (“BLM”).  Federal leases contain relatively standard terms and require compliance with BLM regulations and orders, which are subject to change.  Many federal leases contain stipulations that restrict surface operations or limit drilling activities to certain times of year.  Among other restrictions, federal leases are subject to Federal Onshore Order No. 1, which regulates oil and gas exploration and operations development activities, including consideration of endangered species issues.  Operations on federal leases that constitute a major federal action significantly affecting the quality of the environment may require Samson to prepare an environmental impact statement before proceeding with the operations.  Under such circumstances, the BLM may require any company operations on federal leases to be suspended or terminated.  Any such suspension or termination could materially and adversely affect Samson’s financial condition, cash flows and operations.

It is anticipated that, absent the occurrence of an extraordinary event, compliance with existing federal, state, and local laws, rules, and regulations concerning oil and gas generally and the protection of the environment and human health will not have a material effect upon our operations, capital expenditures, earnings, or competitive position.  We cannot predict what effect additional regulation or legislation, enforcement policies thereunder and claims for damages for injuries to property, employees, other persons and the environment resulting from our operations could have on our activities.

C.	Organizational structure.

We are a company limited by shares incorporated in Australia.  We have one wholly–owned subsidiary, Samson Oil and Gas USA, Inc., which is incorporated under the laws of the State of Colorado.  Kestrel Energy Inc. was a wholly owned subsidiary of the Company until March 5, 2007, at which time it was merged with and into Samson Oil and Gas USA, Inc.

D.	Property, plant and equipment.

Jonah Field, Wyoming

Samson 21% Working Interest

The Jonah Field is located in the northern part of the Green River Basin in southwestern Wyoming. It is one of the largest discoveries in recent decades in the continental United States, having produced in excess of 1.5 trillion cubic feet of gas since commencing production in 1992. The field produces from a series of stacked reservoirs within the Mesaverde and Lance formations. The field is wedge shaped and trapped between two faults.

Development of this field, which is currently operated by Forest Oil Corporation, has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is approximately 20 acres. In late 2006, approval was granted for developing the field on 10 acre spacing, which could result in 5 or 6 development wells being drilled in the Company’s acreage.

A compressor upgrade was installed in the Jonah Field in March 2007, which consisted of increasing the horsepower from 1200 to 1800 HP and enlarging the throughput capacity. This upgrade resulted in an initial increase in the gross production rate from the field of 2.2 mmcfpd from 4.8 mmcfpd to 7.0 mmcfpd. The compression upgrade was necessary because of the additional development wells that have been brought on stream in the adjacent part of the field, which has seen an accelerated infill development. These development wells are not in the same portion of the Jonah Field in which Samson has an interest. The compression upgrade has lowered the inlet pressure to between 50 to 100 psi from a previous range of between 250 to 300 psi.

At June 30, 2008, the Jonah Field had proved reserves of 33,700 bbls and 6,682 MMCF.

During the year ended June 30, 2008, we recognized net impairment reversal of $2,551,986 in regard to this field.  This was due to the reserve value of the field increasing following the strengthening in the gas price at June 30, 2008.  The field also experienced better than expected well performance, which also attributed to the increased reserve value.

Look Out Wash Field, Wyoming

Samson 18.2% Working Interest

The Look Out Wash Field is located in the Washakie Basin, which is part of the Greater Green River Basin, and is currently producing from 20 wells on Samson’s acreage.

This field produces principally from the Almond Bar, which is a stratigraphically bound trap. Several formations above and below this main target are gas productive including:

•
The Almond Fluvial formation, an interbedded sand shale and coal bed sequence, has until recently been considered a secondary target. This formation is now being included in completions and has added incremental flow rate and reserves on the Almond Bar which is the primary target in the field.

•
The Lewis Shale formation is the seal to the Almond Bar and regularly returns very large gas shows while being drilled. With the emergence of shale gas plays in the United States, this formation will be a candidate for future evaluation.

•
The Lance formation is productive within the field and as it sits above the primary zone within the Almond, which is behind pipe. The formation is gas saturated and will be exploited in the existing wells when the primary completed intervals are depleted.

•
The Ericson formation is intersected below the primary target and has been drilled only once in the field, but has returned both gas shows and flows in the immediate area. The formation is not normally drilled in the current development phase but the existing wells have been engineered such that they can be extended into this formation in the future.

During January, February and March 2008, this field experienced some operational problems as a result of mechanical problems associated with the third party gathering company’s compression system.  These problems could not be rectified as quickly as expected because service personnel could not reach the facility due to large snow drifts.  This resulted in pipeline freezing, which was also not rectified as soon as hoped due to adverse weather conditions.  These operational problems led to the field being off production for the majority of January and February 2008, affecting our production results from this field.  Operations in this field returned to normal in April 2008 at expected production levels.

At June 30, 2008, the Look Out Wash Field had net proved reserves of 25,100 bbls and 5,631 MMCF.

During the year ended June 30, 2008, we recognized net impairment reversal of $1,116,049 in regard to this field.  This was due to the reserve value of the field increasing following the strengthening in the gas price at June 30, 2008 and deferred production now being realized from the extended shut-in period experienced January through March 2008.

Amber Field SE, Oklahoma

In May 2008, we sold our interests in this field for US$4,760,000.  We recognized a gain of $135,122 in relation to this sale.  We also recognized Oklahoma state income tax expense of $157,731 in relation to this sale.  The value of assets sold, net of asset retirement obligation was $4,859,250.

State GC Oil and Gas Field, New Mexico

Samson 37.0% Working Interest

The State GC oil and gas field, located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has two wells, the State GC #1 and State GC#2.  State GC #1 has produced 460,000 barrels (bbls) of oil and 0.7 BCF of gas from the Lower Leonard formation.  The ultimate recovery is estimated at million barrels of oil and 0.9 BCF natural gas. This well currently produces an average of 50 barrels of oil per day.  Samson has a 37% working interest in this field, which is operated by Penroc Oil Corporation.

The State GC #2 well was drilled and logged in April 2008.  Currently this well has tested at 20 barrels of oil and 75 mcf per day.  Further completion operations are underway with the intent to tap into an additional hydrocarbon bearing reservoir to increase production in this well.  The results of this operation was no marked increase in production from the Wolfcamp and Leonard intervals.  As at the date of this report, well performance is being monitored before the remaining Bone Spring interval is completed such that additional completion activities are fully optimized.

Samson has a 37% working interest in this field, which is operated by Penroc Oil Corporation.

At June 30, 2008, the State GC field had net proved reserves of 118,800 barrels of oil and 132 MMCF of gas.

State GC Oil and Gas Field Extension, New Mexico

Samson 100.0% Working Interest

The Company has acquired a non-exclusive 3D seismic grid previously shot by a geophysical contractor covering the nine sections (640 acres each) adjacent and surrounding the State GC #1 and State GC #2 wells.  This 3D seismic grid has been reprocessed and interpreted using attribute analysis.  As a result of this mapping, two Morrow formation locations have been delineated in Section 24 west and Section 13 East.  The Company holds 100% of both these sections and therefore will be offering farmouts to the industry to partially finance the drilling of these locations.  The Morrow formation was originally a secondary target in this area but the remapping and subsurface modeling has suggested that the Morrow formation, which has produced gas recoveries of between 3 and 5 BCF per well in the adjacent sections, will be the primary target.

In May 2008 the Company received a 320 acre farm-in from an undisclosed oil company that lies adjacent to and west of the State GC #1 and State GC #2 producing wells.  This acreage possesses both deeper Morrow formation natural gas prospectivity and oil prospectivity from the shallower Leonard, Wolfcamp, and Bone Springs formations.

North Stockyard Project –Williston Basin, North Dakota

Samson 34.5% Working Interest

In December 2006, Samson acquired a 34.5% working interest in 3,303 acres adjacent to the North Stockyard Oil Field, which is located in the Williston Basin in North Dakota.

The prospect has the ability to deliver 5 locations with each well being drilled as a horizontal intersection, which is common in the adjacent fields. Each well in the program will be dependent on the successful completion of the initial and subsequent wells.

The Harstad #1-15H well has been completed and surface facilities have been constructed. The oil cut has been constant at around 60%. An acid fracture stimulation was undertaken in February 2008, which increased the production rate of this well from 60 BOPD to an average of 120 BOPD for the first two months after the frac.  Production has gradually decreased after this initial two month period consistent with the Company’s production forecast.

The Leonard #1-23 H is a Bakken oil test that was drilled with horizontal lateral in November, 2008. The horizontal lateral was drilled to a total depth of 17,110 feet and a 4.5 inch liner with associated external casing packers set in the lateral section between 11,505 feet and total depth.  The fracture stimulation of the well is expected in December, 2008 after which it can be ascertained if a viable economic oil rate can be produced from the Bakken oil shale in the North Stockyard Field.  If this test is successful, the Company will have five additional drilling locations available for development.

The Bakken Formation gained significant prominence after the United States Geological Survey (USGS) published an estimate in April 2008 stating that the unit could recover between 3.0 and 4.3 billion barrels of oil. The USGS has determined that the Bakken Formation represents a “continuous” oil accumulation and that advances in completion technology have increased by 25 times the estimated recovery potential since the 1995 USGS study.

While the original objective of this well was the Bluell Formation, Samson elected to reduce its working interest to 10% in the deepening to the Bakken Formation in this well, maintaining its 37.5% equity interest in the Bakken Formation for the balance of the acreage.  Samson has therefore been able to achieve an evaluation of the Bakken Formation in this well bore at a modest exposure while retaining significant equity in the balance of the acreage, which could be developed if this initial Bakken well is successful.

At June 30, 2008, the North Stockyard field had net proved reserves of 137,000 barrels of oil and 121 MMCF of gas.

South Goose Lake Prospect – Williston Basin, Montana

Samson 25.0% Working Interest

Samson has a 25% working interest in a prospect area of 2,480 acres located in the Williston Basin of Montana.  A well was drilled in July 2007 with its primary target being the Duperow Formation, which was found not to be productive.  The Red River Formation, also targeted, was found to be water–saturated, and therefore the well was plugged and abandoned.

Hawk Springs Project, Wyoming

Samson 50.0% Working Interest

Samson entered into a joint venture agreement in May 2006 to acquire acreage in the Hawk Springs project area, located in the Denver-Julesburg Basin in Wyoming. The venture holds approximately 144,000 acres and covers three prospective formations.

The Niobrara formation, a fractured chalk reservoir, is the primary target for the project. There has been significant production from this formation in the Silo Field, which is approximately 30 miles to the south of the Hawk Springs area. The Silo Field was discovered in 1982 but it was not until 1992, when horizontal drilling was applied to the field, that significant recoveries were made. Wells drilled using this technique have averaged a recovery of 230,000 bbls of oil compared with average recoveries of around 25,000 bbls for vertical wells.

During 2006, the initial well in the Hawk Springs Project, London Flats #1, was drilled as the first evaluation of the Niobrara formation. During the drilling of this well, good mud log shows were recorded. However, upon completion of fracture stimulation, uneconomic fluid rates (of around 8 BOPD) were encountered.

Management believes that the key to establishing an economic flow rate is therefore to determine the location of a fracture set within the extensive land holding that has been acquired. The approach that is being taken is to purchase the extensive 2D seismic data set that exists in the area, map this data and determine the regionally structural picture such that further seismic, possibly 3D, can be acquired to determine the location of a fracture set.

The J-Sand Sandstone formation is also productive throughout the larger Wattenberg Field and Denver-Julesburg Basin area, with productive wells drilled recently by Delta Petroleum and Noble Energy. Wells drilled in this formation average recovery of 1 BCF.

The Codell Sandstone formation is also productive in the Denver-Julesburg Basin with a cumulative production of 30 mmstb of oil and 320 BCF of gas from that formation in the Wattenberg Field.

The Hawk Springs field is stratigraphically trapped. Similar geologic circumstances are present within the southwestern part of the project area where an isolated thick sequence of Codell Sandstone has been mapped using existing well control and therefore has the potential to generate a trap. While vintage exploration wells have penetrated this sequence and returned significant oil and gas shows, no commercial flow was established. However, the early drilling and completion of the Wattenberg Field in the Codell was not successful and it was only in the very late 1990’s that fracture stimulation technology enabled it to be exploited commercially.

Greens Canyon Field, Wyoming

Samson 100.0% Working Interest

The Greens Canyon Gas Field is located seven miles west of the town of Rock Springs in Sweetwater County, Wyoming. Samson acquired the 12,000-acre lease block originally accumulated by Kestrel Energy, Inc., which is comprised of federal, state and UPRC/Anadarko fee lands in the area, when it acquired Kestrel in 2006. The field has been delineated by five wells and a 25-square mile 3D seismic survey.  Three of the wells are currently producing through Samson’s 17-mile long pipeline connected to Duke Energy Field Services Overland Trail sales line.  Production has been established from three intervals: the Baxter Shale, the Second Frontier and the Muddy. Five additional zones (Dakota, Nugget, Phosphoria, Weber, and Madison) are moderately to highly prospective.  The Greens Canyon Second Frontier, Muddy, and Dakota intervals are the stratigraphic equivalents of the key producing horizons on the Moxa Arch and Rock Springs Uplift.  Production is controlled by subtle faults that have created updip seals to form traps at each horizon.  The faulting has also resulted in a four-way closure at the Nugget and deeper horizons that has not been tested to date.

Two wells were drilled in this project area in 2000 to evaluate the Frontier/Muddy Dakota reservoirs. Mechanical difficulty with both of these wells meant that the Muddy Formation has never been completed satisfactorily, despite very encouraging initial flow rates.

In 2006, an existing well bore was used to drill a highly deviated under balanced test of the Baxter Shale in the Greens Canyon Field.  Hole stability problems did not allow the under balance drilling technique to be utilized and the well failed to recover commercial quantities of hydrocarbons.  However, the drilling has provided additional information suggesting that the future programs should be aimed at fracture stimulating the Baxter Shale.

Also in 2006, a fracture stimulation of one of the Baxter zones was undertaken in the 29-2 well. This stimulation resulted in an incremental flow rate of around 60 to 100 MCFPD. This rate, while modest, was in line with expectations because the treatment was over a 305-foot interval, compared to a total section thickness of 3,500 feet.  In management’s view, the flow indicates that the Baxter Shale is capable of flowing at rates similar to those being achieved in the Vermillion area to the southeast of Samson project area.  To evaluate these reservoirs further, recompletion via hydraulic fracture stimulation is planned in the upper Baxter Shale in the 29-2 well during the third quarter of 2009.

Firehole Canyon and Browns Ranch Project, Wyoming

Samson 100.0% Working Interest

The Firehole Canyon Prospect consists of 12,000 acres in the Green River Basin area of Wyoming. This project was developed as a result of several years of extensive geologic mapping and research. The prospect has good reservoir development in both the Muddy and Frontier formations, as indicated in a well that had shows of gas in both the target formations. This well was drilled in the early 1960’s, when gas prices of 25 cents per mcf made field development uneconomic. The potential target formations are between 10,000 and 13,000 feet. 31 potential drill locations have been mapped.

The Browns Ranch Project consists of 1,900 acres on trend with the 175 BCF South Baxter Field in the Green River Basin, Wyoming. The feasibility of this project was enhanced by the drilling of SBU#22 on adjacent acreage, not owned by Samson, two miles to the northeast, which had initial production of 5mmcfpd. The SBU #22 well has produced 1.9 BCF over the last 46 months and has been successfully offset by two other wells. A well drilled by Davis Oil in the 1970’s confirmed the presence in Samson’s prospect area of a similar quality sand as found in the SBU #22 well. 10 potential locations exist on the acreage.

Existing seismic data has been acquired in the Browns Ranch area to determine the precise position of the fault that controls the up-dip termination of a trap at the Frontier and Muddy levels. Given the cost of drilling to these levels, it is currently envisaged that the most cost effective way to investigate the Greens Canyon, Firehole Canyon and Browns Ranch prospects is to drill the Browns Ranch area, since this represents the shallowest position of these prospective sections. Reprocessing of this data is yet to be completed, which will be followed by mapping.

Flaming Gorge Project – Wyoming

Samson 100.0% Working Interest

The Flaming Gorge Project consists of 6,400 acres located in the southwestern part of the Green River Basin in Wyoming.

A well three miles to the southwest of Samson’s acreage, the Lone Star 1X, flowed at calculated rates exceeding 1mmcfpd without stimulation. Samson believes that the proximity of this well to the Flaming Gorge acreage indicates that the Baxter Shale section should be gas productive within the Flaming Gorge acreage. Samson’s acreage is also just 20 miles west of the area that is being vigorously developed in the Baxter Shale by third parties.

In May 2008, we entered into a joint venture arrangement with Devon Energy Production Company to continue exploration activities in the Rock Springs West project area.  Under this agreement Devon were required to complete a 3D seismic shoot over the area.  This was completed in July 2008.  Upon completion of this shoot, Devon have earned at 37.5% working interest in the 6,400 acres of the Flaming Gorge project.  This is the first step in the evaluation process in order to identify naturally occurring fractures, faults and cells of overpressure, and new hydrocarbon traps.  Currently the 3D seismic data is being processed such that subsequent geologic interpretation may be conducted.  It is expected that Samson will receive this data for evaluation in the first quarter of 2009.

Stage Coach East Project, Wyoming

Samson 100.0% Working Interest

The Stage Coach East Project consists of one lease over 1,200 acres to the southeast of the Stage Coach Draw Gas Field in the Green River Basin in Wyoming. The Stage Coach Draw Field has produced 23 BCF of gas and 316,000 barrels of condensate from the Almond Formation. The acreage acquired is adjacent to the Stratos Federal #1 well. Because that well was partially funded by the U.S. Department of Energy, there is considerable data available concerning the well. The Stratos Federal #1 was drilled to test deeper formations but intersected 20 feet of gas shows, good permeability and excellent porosity was measured by wire line logs in the Almond Formation.

Preliminary drilling for the Stage Coach East well commenced in mid-July with the setting of the surface casing to a depth of 1,200 feet. This activity was accomplished with a “spudder rig”. The conventional rig became available in mid-September 2007 and drilled the balance of the well to total depth of 8,500 feet. At the end of September, the well was cased for completion. This well was fracture stimulated in October 2007, and soon thereafter operations were suspended and the well will be shut in due a lack of measurable gas flow.  In November, 2008 the well was permanently plugged and abandon.

Davis Binltiff #1 Well (Sabretooth Prospect)  Brazoria County, Texas

Drilling operations were completed on the Davis Bintliff #1 well on September 4, 2008. Casing and cementing operations were completed and the drilling rig was demobilized on September 5.

The Davis Bintliff #1 well was completed and flow tested at the end of October.  The well was perforated from 14,341’ to 14,359’ and 14,354’ to 14,368’.  The well flow tested 6.17 mmscfd and 74 BOPD with no water production at 9,738 psig flowing tubing pressure on a 13/64th surface choke setting.

The well flow was constrained by a relatively small choke size to ensure that the production casing was not subjected to mechanical stress that could have compromised its structural integrity.  The well experienced a final surface shut-in pressure of 9,804 psig – implying an initial reservoir pressure of 11,634 psig.  It is currently expected this well will begin production the first week of January, 2009.

The test results are consistent with the Company’s expectation based on both the drilling data and the electronic logging information gathered during the drilling process.  Samson has estimated the proven gross recoverable reserves associated with the discovery at between 12 and 17 BCFE.  Samson’s net share of this reserve is estimated between 0.80 and 1.2 BCFE.   This estimate has been made using a deterministic volumetric method and is in compliance with the Society of Petroleum Engineers and World Petroleum Congress guidelines set forth in May, 1997.  The test result has added a significant value to Samson’s proved developed assets and being located in the Gulf Coast Basin the gas produced will be sold at Henry Hub prices.

The current Proven class is Proven Non Producing and this is expected to be upgraded to Proven Developed Producing as soon as the well is brought on stream during the first week of January, 2009.

Oil and Gas Reserves

The information set forth below regarding the Company’s oil and gas reserves, for the year ended June 30, 2008 was prepared by Mr. Robert Gardner, our Vice President – Engineering.  The information set forth below regarding the Company’s oil and gas reserves for the year ended June 30, 2007 was prepared by MHA Petroleum Consultants Inc, an independent reserve engineering firm.  All reserves are located within the continental United States.

Estimated Proved Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations.  As commodity prices decline the commercially viability of wells changes and reserve quantities may decrease.  Proved reserves can be categorized as developed or undeveloped.

	Year ended June 30, 2008			Year ended June 30, 2007
	Oil MBBL’s	Gas MMCF	Total MMCFE	Oil MBBL’s	Gas MMCF	Total MMCFE
Beginning of year	482	19,329	22,221	309	9,280	11,134
Revisions of previous quantity estimates	1	(3,867)	(3,861)	166	11,314	12,310
Extensions, discoveries and improved recovery	39	129	363	41	26	272
Sale of reserves in place	(26)	(1,561)	(1,717)	—	—	—
Production	(27)	(730)	(893)	(34)	(1,291)	(1,495)
End of year	469	13,300	16,112	482	19,329	22,221
Proved Developed Producing Reserves	312	8,322	10,194	350	11,530	13,630

Developed Reserves

Developed reserves are those expected to be recovered from existing wells, including reserves behind pipe.  Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor.

Undeveloped Reserves

Undeveloped reserves are those expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.  Estimated development costs on our undeveloped fields are approximately US$10 million, and may require that we obtain additional financing to develop or that we enter in farmout arrangements. Economic development is also heavily dependent upon future commodity prices, which have fallen significantly since June 30, 2008.  As such the timing of drilling and development activities depends upon a number of factors that are outside of our control. While as of June 30, 2008 we continued to expect that these fields will be developed within a reasonable period of time and that the costs capitalized will be recoverable from future operations, there is no assurance that there will not be future impairment of these costs.

Standardized Measure of Discounted Future Net Cash flows

Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated.  The weighted average period–end prices used for the Company for June 30, 2008, June 30 2007, and June 30, 2006 were US$10.23, US$4.26 and US$5.43 per mcf, respectively.  The weighted average period–end prices used for the Company for June 30, 2008, June 30, 2007 and June 30, 2006 were US$125.78, US$60.73 and US$62.31 per BOE, respectively.  Future cash flows were reduced by estimated future development, abandonment and production costs based on period–end costs.  No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs.  All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions.  This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Company.

The estimated standardized measure of discounted future net cash flows relating to proved reserves at June 30, 2008, June 30, 2007 and June 30, 2006 is shown below:

	As at:
	June 30, 2008 USD	June 30, 2007 USD	June 30, 2006 USD
Future cash inflows	191,083	107,729	84,273
Future production costs	(45,328)	(37,458)	(24,380)
Future development costs	(10,160)	(7,687)	(3,430)
Future net cashflows	135,595	62,583	56,463
10 % discount	(73,451)	(34,380)	(28,817)
Standardized measure of discounted future net cash flows relating to proved reserves	62,144	28,203	27,646

The principal sources of changes in the standardized measure of discounted future net cash flows during the periods ended June 30 2008, June 30, 2007 and June 30, 2006 are as follows:

	As at:
	June 30, 2008 USD	June 30, 2007 USD	June 30, 2006 USD
Beginning of year	28,203	27,646	18,955
Sales of oil and gas produced during the period, net of production costs	(4,704)	(6,420)	(3,013)
Net changes in prices and production costs	63,816	(13,938)	773
Changes in estimates of future development costs	(619)	(289)	3,135
Extensions, discoveries and improved recovery	1,629	250	—
Revisions of previous quantity estimates and other	(17,324)	11,368	(11,185)
Sale of reserves in place	(7,704)	—	—
Purchase of reserves in place	—	—	18,037
Accretion of discount	2,820	2,765	2,045
Other	(3,973)	6,821	(1,101)
End of year	62,144	28,203	27,646

Additional Oil and Gas Disclosures

As at June 2008

Gross productive oil wells	76
Net productive oil wells	12
Gross productive gas wells	69
Net productive gas wells	10
Wells with multiple completions	3
Gross Developed Acres	3,734
Net Developed Acres	1,073
Gross Undeveloped Acres	164,092
Net Undeveloped Acres	130,290

All of the Company’s acreage positions are located in the continental United States, with the majority located in Wyoming. The Company has extensive leases with a variety of remaining lease terms.

Oil and Gas Production Information

During the years ended June 30, 2008, 2007 and 2006, we produced 27,173, 33,953 and 18,034 barrels of oil, respectively.  During the years ended June 30, 2008, 2007 and 2006, we produced 730,415, 1,291,188 and 462,363 mcf of gas, respectively.

Drilling Activity

	For the year ended June 30, 2008	For the year ended June 30, 2007	For the year ended June 30, 2006
Net productive exploratory wells drilled in period	0.37	0.345	Nil
Net exploratory wells drilled in period	1.25	Nil	2.55
Net producing development wells drilled in period	0.17	0.93	1.42
Net dry development wells drilled in period	Nil	Nil	Nil

1)  Lookout Wash #30-31 Well    Lookout Wash Field  Carbon County, Wyoming

The Lookout Wash 30-31 well was drilled to a total depth of 11,527 feet, logged and production casing run on November 19, 2007.  Logs indicated that net pay was intersected in three Almond Sand sections that returned substantial gas shows, with a total pay count of 45 feet, which exceeded the pre drill estimate.

The Upper Almond Formation was fracture stimulated on December 17, 2007 placing 148,000 pounds of proppant using a nitrogen-based fluid. The well was flowed back at an initial rate of 1,100 mmscfpd indicating that the flow through frac plug was not flowing because of an accumulation of frac sand on top of the plug, which was substantiated when the frac pug was subsequently drilled.

Production tubing was then run and the frac plug drilled so both the Lower and Upper Almond zones were commingled and the well bore cleaned of frac sand. The well was then flowed back and was turned into the sales line at a rate of 2.448 mscfed, including 1.656 mscfd of gas and 132 BOPD.  Currently the well flows 32 mscfd with estimated gross ultimate recovery of 100 mmcf.

2)  Federal #1-19 Well    Stagecoach East Field  Sweetwater County, Wyoming

The Federal #1-19 well was drilled to a total depth of 9,067 feet, logged and production casing run on October 1st, 2007.  Logs indicated that net pay was intersected in two Almond Sand sections that returned substantial gas shows.  The Upper Almond Formation was fracture stimulated on October 29, 2007 placing 106,000 pounds of proppant using a nitrogen-based fluid. The well failed to flow back any hydrocarbons of commercial quantifies after extensive flow back testing.  The well was temporarily abandoned over the winter of 2007 – 2008.  In May 2008 the well was flow tested again and did not flow any hydrocarbons in commercial quantities.  The well was permanently plugged and abandon on November 24, 2008.

3)  Davis Binltiff #1 Well (Sabretooth Prospect)  Brazoria County, Texas

Drilling operations were completed on the Davis Bintliff #1 well on September 4, 2008. Casing and cementing operations were completed and the drilling rig was demobilized on the 5th of September.  The Davis Bintliff #1 well was completed and flow tested on October 22nd and 23rd.  The well was perforated from 14,341 feet to 14,359 feet and 14,354 feet to 14,368 feet.  The well flow tested 6.17 mmscfd and 74 bopd with no water production at 9,738 psig flowing tubing pressure on a 13/64th surface choke setting.

Samson has estimated the proven gross recoverable reserves associated with the discovery at between 12 and 17 BCFE.  Samson’s net share of this reserve is estimated between 0.80 and 1.2 BCFE.   This estimate has been made using a deterministic volumetric method and is in compliance with the Society of Petroleum Engineers and World Petroleum Congress guidelines set forth in May 1997.  The test result has added a significant value to Samson’s proved developed assets and being located in the Gulf Coast Basin the gas produced will be sold at Henry Hub prices.

The current Proven class is Proven Non Producing but management expects that it will be upgraded to Proven Developed Producing as soon as the well is brought on stream during the first week of January 2009.

Capitalized Costs

Certain exploration costs have been capitalized during the current or prior period to deferred exploration expenditure.  This exploration expenditure relates to projects for which a determination as to the likelihood of the Company receiving future economic benefits has not yet been made.  Refer to Note 10 –Exploration and Evaluation Assets for further information in relation to costs capitalized during the year.

Oil and Gas Revenue Information

The average sale price we achieved during the years ended June 30, 2008, June 30, 2007 and June 30, 2006 for oil was US$85.55, US$45.33 and US$48.96 per barrel, respectively.

The average sale price we achieved during the years ended June 30, 2008, June 30, 2007 and June 30, 2006 for gas was US$5.79, US$5.20 and US$6.85 per mcf respectively.

The average production costs (including lease operating expenses, production taxes and handling expenses) per mcfe was US$1.87 for the year ended June 30, 2008, US$1.56 for the year ended June 30, 2007 and US$2.15 for the year ended June 30, 2006.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. GAAP.

The following discussion and analysis should be read in conjunction with the Selected Financial Data presented in Item 3 of this Annual Report and the accompanying financial statements and related notes included in this filing.  The following discussion contains forward–looking statements that reflect our future plans, estimates, beliefs and expected performance.  Actual results may differ materially from those anticipated in such forward looking statements See “Item 3.  Key Information – D.  Risk Factors” and the section entitled “Forward–Looking Statements.”

A.   Results of Operations

Results of Operation – years ended June 30, 2008 and 2007

This review of our results of operations, accounted for using IFRS, should be read in conjunction with our audited financial statements for the years ended June 30, 2008 and June 30, 2007.  Unless stated otherwise all “$” values refer to Australian Dollars.

The result for the financial year ended June 30, 2008 was a net loss attributable to members of the parent of $3,089,325, compared to a net loss attributable to members of the parent of $2,603,008 for the year ended June 30, 2007.  The loss for fiscal year 2008 can be attributed primarily to expenses for exploration, general and administrative expenses and interest expenses, each of which is detailed below, which were partially offset by reversals of prior period impairment expense.

Fiscal Year Comparison

	Year ended:		Variance	% change
Item	June 30, 2008 $	June 30, 2007 $
Continuing Operations
Oil and gas revenues	8,131,851	8,639,137	(507,286)	(5.87)
Gain on cancellation of portion of embedded derivative	719,817	—	719,817	100
Gain on financial liabilities carried at amortized cost on re-estimation of cash flows	680,949	—	680,949	100
Gain/(loss) on movement in fair value of embedded derivative	(1,272,640)	2,117,889	(3,330,529)	(160)
Reversal of impairment	4,703,775	781,972	3,921,803	501.64
Exploration cost	(2,937,673)	(793,345)	2,144,328	270.29
General and administration cost	(8,123,178)	(5,223,419)	2,899,759	55.51
Finance costs	(3,471,568)	(3,736,900)	(265,332)	(7.10)
Gain on fixed forward swaps	388,971	497,636	(108,665)	(21.83)
Movement in fair value of derivative instruments	(1,571,746)	(588,146)	983,600	167.23
Profit from discontinued operations after tax	439,849	218,283	221,566	101.50
Net loss for period attributable to members of the parent	(3,089,325)	(2,603,008)	486,317	18.68

Oil and gas revenues

Oil and gas revenues decreased significantly from the year ended June 30, 2007 to the year ended June 30, 2008, from $8,639,137 to $8,131,851.  The decrease is a result of a decrease in the average recognized gas price for the current year as well as production interruptions that we experienced during the year.

During January, February and March 2008, the Look Out Wash field experienced some operational problems as a result of mechanical problems with the third party gathering company’s compression system.  These problems could not be rectified as quickly as expected because service personnel could not reach the facility due to large snowdrifts.  This resulted in pipeline freezing, which was also not rectified as soon as hoped due to the adverse weather conditions.  These operational problems led to the field being off production for the majority of January and February 2008, affecting the Company’s production results from this field. Operations in this field returned to normal in April 2008.

The prevailing commodity prices will continue to have a significant impact on the revenue recognized by the Company in regard to its oil and gas sales.  Approximately 75% of our production is gas, and therefore we face a greater exposure to the fluctuations of the price of natural gas.  In September 2006 and February 2007 we entered into fixed forward swap contracts with Macquarie Bank Limited in an effort to minimize the impact of fluctuating gas prices on our revenues.

These financial instruments do not meet the requirements for hedge accounting under IFRS, thus the movement in the fair value of the hedge is recognized in the income statement.  During the year ended June 30, 2008, the Company recognized an unrealized expense of $1,571,746 in relation to its financial instruments.  During the year ended June 30, 2007 the Company recognized an unrealized expense of $588,146 in relation to these financial instruments. This expense is recorded as general and administration expenditure, however, it is shown separately in the above table.

Gain on cancellation of portion of embedded derivative/options

In May 2008, we repaid US$2.94 million of the convertible note. In conjunction with this repayment, we cancelled 2,940,000 options issued as part of the convertible note facility.  The gain recognized on the cancellation of these options at the date they were cancelled was $719,817, being their value on the date of the repayment.  This has been recorded in the income statement as other income.  Because we did not repay any of the convertible note during the year ended June 30, 2007, we did not recognize any comparable income.

Gain on financial liabilities carried at amortized cost on re-estimation of cash flows

As a result of a change in the expected repayment date of the debt outstanding, the amortized value of the debt was also reduced by $680,949.  This was recorded in the income statement as other income.  We did not recognize any comparable gain in the prior period.

Fair value of embedded derivative

The income recognized in relation to the movement in the fair value of the embedded derivative decreased from a gain of $2,117,889 in the year ended June 30, 2007 to a loss of $1,272,640 in the year ended June 30, 2008. The decrease in the movement is due to a change in the inputs used to value the embedded derivative.  See Note 15 for details as to the inputs used to value the embedded derivative.

This embedded derivative has been recognized in relation to our US$21,000,000 credit facility with Macquarie Bank Limited.  This facility was originally drawn down to US$21,000,000 in May 2006.  In  June 2006. US$1,000,000 was repaid.  See “Item 10.  Additional Information – C.  Material Contracts.” The facility allows for the issuance of up to 21,000,000 options to Macquarie. Following the repayment in June 2006, 1,000,000 options were cancelled in accordance with the facility. 2,940,000 options were also cancelled in May 2008, following the a further repayment of tranche A of this facility. The exercise price for the remaining 6,060,000 options has not yet been set and is dependent on the future market price of the Company’s ordinary shares.  The exercise price of the remaining 11,000,000 options has been set at US$0.40 cents per share in accordance with the facility agreement.

In accordance with current accounting standards, we valued the embedded derivative component of this facility at its inception date and are required to revalue it as of each reporting date.  Changes in this value are recorded in the Income Statement for the relevant period.

Impairment

Included in the loss for fiscal year 2008 is $4,703,774 of reversal of impairment losses recognized in prior periods compared to a reversal of impairment losses of $781,972 for fiscal year 2007.

Also included in the amount recorded in the prior year is a reversal of impairment losses recorded in the half year ended December 31, 2006 of $5,303,808 (see explanation below on December 31, 2006 impairment) and a reversal of impairment losses recorded in the year ended June 30, 2006 of $1,930,579. At June 30, 2007, the Directors determined that the conditions that caused the impairments to be recorded in prior periods no longer existed and the impairment was reversed in accordance with the Company’s policy. This was primarily due to the installation of compression at the Lookout Wash Field, which improved the production performance of that field after the reserve determination made as of December 2006. In addition the existing compression system at Jonah was restaged which also improved the production performance of that field compared to that which was available at the last reserve review, at December 2006.

At June 30, 2008, the Directors determined that the conditions that led to the impairments recorded during prior periods (including as at December 31, 2007) no longer existed.  Impairment reversals have primarily been recognized in relation to three fields:

Field	Impairment Reversed	Reason for reversal
Pierce	$666,665	This field is primarily an oil field and the increase in the oil price as well as recent remedial workover activity has lead to an increase in the reserve value.
Jonah	$2,551,986	The reserve value of this field has increased primarily due to the strengthening gas price and stronger than expected well performance.
Look Out Wash	$1,116,049
The reserve value of this field has increased primarily due to the strengthening gas price and deferred production now being realized from the extended shut-in period experienced January through March 2008.

Decrease in commodity prices

The forward curve at  June 30,  2008 was used to estimate the fair value of the oil and gas properties at that date.  The high commodity prices reflected in this curve led to a net impairment reversal of $4,450,775.  Subsequent to year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The price of natural gas has decreased approximately by 35% and oil has decreased by 52%, from 30 June 2008 to  December 5, 2008

The estimated value of the Company’s oil and gas properties, would have been reduced, if the commodity price curves subsequent to year-end had been used.  Using the forward curve at 23 September 2008 would have resulted in the Company recording impairment losses of approximately $19.6 million, as opposed to the reversal of impairment losses of $4.5 million.

As approximately 75% of the Company’s natural gas production until October 2009 is hedged with Macquarie Bank Limited, the decrease in the price of natural gas has also decreased the value of the Company’s outstanding derivative liability position.  Using the CIG forward curve at 23 September 2008, the value of the derivative would have been an asset of $1,648,773, as opposed to a liability of $2,056,671.  This represents a gain of $2.4 million from the value recorded at balance date.

The impact of the decrease in the commodity prices on the Company’s impairment losses and gas swap derivative balances would have resulted in an increase in the Company’s loss by approximately $20.7 million for the year.

Further information relating to the reserves of the Company and the movements from year to year can be found in “Item 4.  Information on the Company – D.  Property, plant and equipment.”

Exploration Expenditure

Exploration expenditure increased significantly for the year ended June 30, 2008 to $2,937,673 from $793,345 for the year ended June 30, 2007.  This is primarily due to monies expended drilling the Stage Coach East Prospect (US$1,612,575) in Wyoming and the South Goose Lake prospect (US$363,695) in Montana.  Both wells were unproductive and have been plugged and abandoned.

General and Administration Expense

General and administration expense increased from the year ended June 30, 2007 to the year ended June 30, 2008 from $5,223,419 to $8,123,178.  This is due in part to a number of non-cash expenses that we recognized during the year.   During the year ended June 30, 2008, options were issued to key management personnel.  These options had an value of $385,994 on grant date and were expensed.  No options were issued in the prior year.

We also recognized expense of $1,571,746 in relation to the movement in the fair value of our derivative instruments, compared to a loss of $588,146 for fiscal 2007.  The increase in the loss recorded is attributable to the high gas prices in place at balance date.

The movement in the value of the embedded derivative, as discussed above, is also included in our General and Administrative Expense.  The income recognized in relation to the movement in the fair value of the embedded derivative decreased from a gain of $2,117,889 in the year ended June 30, 2007 to a loss of $1,272,640 in the year ended June 30, 2008.

Finance Costs

Finance costs decreased following the sale of the Company’s interest in the Amber Field slightly from $3,736,900 incurred in fiscal 2007 to $3,471,568 incurred in fiscal 2008. As the interest rate is fixed, this decrease is due to the repayment of a portion of the debt in May 2008, resulting in a lower balance outstanding and lower interest payments.

Gain on fixed forward swaps

The Company recorded a gain on its fixed forward swaps of $388,971 during the fiscal year ended June 30, 2008, a decrease from $497,636 recorded during the fiscal year ended June 30, 2007.   Included in the gain is expense of $66,927 associated with the unwinding of 50,000 mcf of our US$6.03 fixed forward.  The gain on the fixed forward swaps also decreased slightly due to higher gas prices in the latter half of the year.

Profit from discontinued operations

The Company recorded increased profit from discontinued operations to $329,849 during the fiscal year ended June 30, 2008 from $218,283 during the fiscal year ended June 30, 2007.  Lower impairment expense was charged in the current year, which led to a higher profit from discontinued operation being recorded.

In May 2008, the Company sold its interests in the Amber Field in Grady County, Oklahoma for US$4,760,000.  The Company’s interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  The Company recognized a gain before income tax of $135,122 in relation to this sale. The Company recognized state income tax expense of $157,731 in relation to the sale of this interest.  The carrying value of assets sold was $4,859,250.

In June 2008, the Company sold its interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for $500,000.  The Company had a 1.8% working interest in the field, which has 81 producing wells.  The Company recognized a gain before income tax of $358,095 on this sale.  There was no income tax expense recognized in relation to the sale of this interest. The carrying value of assets sold, net of restoration liability was $145,823.

B.   Results of Operation for the years ended June 30, 2007 and 2006

This review of our results of operations, accounted for using International Financial Reporting Standards (“IFRS”), should be read in conjunction with our audited financial statements for the years ended June 30, 2007 and June 30, 2006.  Unless stated otherwise all “$” values refer to Australian Dollars.

The result for the financial year ended June 30, 2007 was a net loss attributable to members of the parent of $2,603,008, compared to a net loss attributable to members of the parent of $25,432,173 for the year ended June 30, 2006.  The loss for fiscal year 2007 can be attributed primarily to expenses for exploration, general and administrative expenses and interest expenses, each of which is detailed below.  These losses and expenses were partially offset by significant increases in revenue from the sales of oil and gas.

Fiscal Year Comparison

	Year ended:		Variance	% change
Item	June 30, 2007 $	June 30, 2006 $
Continuing Operations
Oil and Gas Revenues	8,639,137	3,742,529	4,896,608	130.84
Reversal of impairment/impairment expense	781,972	(13,669,094)	(14,451,066)	(105.72)
Exploration	(793,345)	(5,244,884)	(4,451,539)	(84.87)
General and Administration	(5,223,419)	(5,448,884)	(225,465)	(4.14)
Finance Costs	(3,736,900)	(599,613)	3,137,287	523.22
Movement in fair value of embedded derivative	2,117,889	2,708,468	(590,579)	(21.8)
Gain on fixed forward swaps	497,636	—	497,636	100
Profit/(loss) from discontinued operations after tax	218,283	(3,145,056)	(3,363,339)	(106.94)
Net loss for period attributable to members of the parent	(2,603,008)	(25,685,590)	23,082,582	89.86

Oil and gas revenues

Oil and gas revenues increased significantly from the year ended June 30, 2006 to the year ended June 30, 2007, from $3,742,529 to 8,639,137.  The majority of the increase in revenue can be attributed to the inclusion of a full year of oil and gas revenues from the acquisition of the Jonah and Look Out Wash Fields, which acquisition was completed in May 2006.

The prevailing commodity prices will continue to have a significant impact on the revenue recognized by the Company in regard to its oil and gas sales.  Approximately 85% of our production is gas, and therefore we face a greater exposure to the fluctuations of the price of natural gas.  In September 2006 and February 2007 we entered into fixed forward swap contracts with Macquarie Bank Limited in an effort to minimize the impact of fluctuating gas prices on our revenues.

These financial instruments do not meet the requirements for hedge accounting under IFRS or US GAAP, thus the movement in the fair value of the hedge is recognized in the income statement.  During the year ended June 30, 2007, the Company recognized an unrealized expense of $588,146 in relation to its financial instruments.  This expense is recorded as general and administration expenditure, but has been disclosed separately above as well.  This treatment does not differ under US GAAP.

Impairment

Included in the loss for fiscal year 2007 is $781,972 of reversal of impairment losses compared to impairment losses of $13,669,094 in impairment losses recorded for fiscal year 2006.

Also included in this amount is a reversal of impairment losses recorded in the half year ended December 31, 2006 of $5,303,808 (see explanation below on December 31, 2006 impairment) and a reversal of impairment losses recorded in the year ended June 30, 2006 of $1,930,579. At June 30, 2007, the Directors determined that the conditions, which caused the impairments to be recorded in prior periods no longer, existed and the impairment was reversed in accordance with the Company’s policy. This was primarily due to the installation of compression at the Lookout Wash Field, which improved the production performance of that field post the reserve determination as at December 2006. In addition the existing compression system at Jonah was restaged which also improved the production performance of that field compared to that which was available at the last reserve review, at December 2006.

The impairment recognized in the current year was primarily related to a decrease in the reserves for the Amber Field in Oklahoma, the value of which has decreased subsequent to its acquisition, at which time, a value was assigned to undeveloped locations of the field.  Reserves have decreased subsequent to this initial valuation and thus we recorded an impairment for the field.

Half Year ended December 31, 2006

During the half year ended December 31, 2006, significant deterioration occurred in the gas price. This decrease had a detrimental effect on the value of the company’s reserves. The gas volumes associated with the Consolidated Entity’s reserves have increased, after allowing for depletion throughout the previous six months, however, the future gas pricing used to value the reserves was lower than it was at June 2006.

In most of the Consolidated Entity’s fields, additional reserves have been added which has minimized the impact of the deterioration in the gas price in regard to the PV10 of the reserves.

However, this was not the case for wells in the Jonah field in Wyoming, because the most recent drilling activity in the adjacent leases has meant that the inlet pressure for Samson wells has increased, which in turn has decreased the productivity from these wells.

The operator of this field installed  a compression facility in this area in March 2007, which  boosted the performance of the field. This facility had not been installed as at balance date and therefore the effect of its installation has not been included in the reserves.  This has resulted in impairment of this field of $5,071,730.  The Look Out Wash field in Wyoming also experienced a small impairment ($407,035) primarily relating to the decrease in the gas price.  A work over was completed on an older field in the Company. This work over was unsuccessful and an impairment of $451,110 has been recorded for the company.  An additional impairment of $283,988 was recorded in the Consolidated Entity across a series of smaller fields primarily relating to the deterioration in the gas price.

In the fiscal year 2006, $6,226,352 of impairment losses were incurred relating to our producing oil and gas properties, primarily due to the lack of production performance in the most recent drilling at the Jonah and Look Out Wash Fields. Out of the $6,226,352 recognized in relation to impairment losses for producing properties in the fiscal year 2006, $828,727 was reversed during the fiscal year 2007.  The Company also recorded impairment losses in relation to its lease and well equipment amounting to $816,614. $8,083,580 of impairment losses were recognized in relation to non–producing oil and gas properties.  Of this amount, $1,101,854 was reversed in the fiscal year 2007. This impairment was in part due to the failure of Greens Canyon #2 well, which did not reach its intended target when a 2006 work over was performed to repair a collapsed section of casing.  The reconciliation of the impairment for non-producing properties is set out in the following table:

Property	Amount of Impairment $
Greens Canyon (i)	(5,949,956)
Jonah Field (ii)	(1,510,489)
Look Out Wash Field (iii)	(623,136)
Total	(8,083,580)

(i)
The reduction in the estimated value of the reserves at Greens Canyon was due to management’s determination that there was insufficient evidence available from the results of the 29–2 and 27–3 wells to determine that the reserves could remain in a proven reserve category assigned to the Frontier Formation.

(ii)
The reduction in the estimated value of the reserves in the Jonah Field resulted from the 6 remaining Proved undeveloped locations recoverable reserves being reduced on the basis that there was evidence that the existing development was draining some of the reserves associated with these PUD’s.

(iii)
The reduction in the estimated value of the reserves in the Look Out Wash Field was due to the reduction of the estimated gas volumes in 8 PUDs resulting from concerns regarding the performance of the Almond Formation, which is the primary reservoir in the field.  Compression has been installed in the field since the impairment was taken and the reservoir response has been positive.

Further information relating to the reserves of the Company and the movements from year to year can be found in “Item 4.  Information on the Company – D.  Property, plant and equipment.”

Exploration Expenditure

Exploration expenditure decreased significantly for the year ended June 30, 2007 to $793,345 from $5,244,288 for the year ended June 30, 2006. The decrease was due to the fact that the Company was concentrating its cash expenditures on its development acreage rather than its exploration acreage.

General and Administration Expense

General and administration expense decreased from the year ended June 30, 2006 to the year ended June 30, 2007 from $5,448,884 to $5,223,419. Notwithstanding this, accounting and legal fees increased from the prior year as a result of increased corporate activity relating to the merger of Kestrel Energy Inc and Samson Oil and Gas USA Inc and the proposed U.S. listing of the Company’s American Depositary Receipts.  The Company also recognized an expense resulting from the movement in the fair value of its derivative financial instruments, being the Company’s fixed forward gas swaps.  The increase in these costs was offset by the decrease in fiscal year 2007 in share based payments, due to the fact that no options were issued during fiscal year 2007.

Finance Costs

Finance costs increased from $599,613 for the year ended June 30, 2006 to $3,736, 900 for the year ended June 30, 2007 due to the fact that the Company carried the Macquarie Bank debt for the full fiscal year in 2007, whereas the debt was only carried for one month in the fiscal year 2006, resulting in lower finance costs in the prior year.  In May 2006, the Company entered in to a convertible loan facility with Macquarie Bank Limited to provide part of the funding required for the acquisition of two production assets in Wyoming.  See “Item 10.  Additional Information – C.  Material Contracts.”

Fair value of embedded derivative

The income recognized in relation to the movement in the fair value of the embedded derivative decreased from $2,708,468 in the year ended June 30, 2006 to $2,117,889 in the year ended June 30, 2007. The decrease in the movement is due to a change in the inputs used to value the embedded derivative.  See Note 15 for details as to the inputs used to value the embedded derivative.

This embedded derivative has been recognized in relation to our US$21,000,000 credit facility with Macquarie Bank Limited.  This facility was originally drawn down to US$21,000,000 in May 2006.  In June 2006. US$1,000,000 was repaid.  See “Item 10.  Additional Information – C.  Material Contracts.” The facility allows for the issuance of up to 21,000,000 options to Macquarie. Following the repayment in June 2006, 1,000,000 options were cancelled in accordance with the facility. The exercise price for 9,000,000 options has not yet been set and is dependent on the future market price of the Company’s ordinary shares.  The exercise price of the remaining 11,000,000 options has been set at 53.8 cents per share in accordance with the facility agreement.

In accordance with current accounting standards, we valued the embedded derivative component of this facility at its inception date and are required to revalue it as of each reporting date.  Changes in this value are recorded in the Income Statement for the relevant period.

Gain on fixed forward swaps

The Company recorded a gain on its fixed forward swaps of $497,636 during the fiscal year ended June 30, 2007.  These instruments were not in place in the prior year and as such, no gain was recorded in relation to them.

Profit/(loss)t from discontinued operations

The Company recorded increased profit from discontinued operations during the fiscal year ended June 30 2007 from a loss of ($3,145,056) during the fiscal year ended June 30, 2006 to $218,283.  Lower impairment expense was charged in the current year, which led to a higher profit from discontinued operation being recorded.

In the fiscal year ended June 30, 2006, impairment losses of $4,020,313 were recorded in relation to the Amber field (included in discontinued operations following its sale in May 2008).  The reduction in the estimated value of the reserves at the Amber Field was due to a reduction of the gas volume associated with two proved undeveloped (“PUD”) locations following drilling which indicated that the existing well development drilling was in part draining the reservoir.

Critical Accounting Policies

We believe the following are our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements.  Please refer to Note 2 of the financial statements for a complete listing of all of our accounting policies.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure in respect of each area of interest is closely aligned to the successful efforts method of accounting.  The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found.  Any such estimates and assumptions may change as new information becomes available.

Exploration and evaluation assets are assessed for impairment when facts and circumstances indicate that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount.  When assessing for impairment consideration is given to but not limited to the following:

•	the period for which the Company has the right to explore;

•	planned and budgeted future exploration expenditure;

•	activities incurred during the year; and

•	activities planned for future periods.

If, after having capitalized expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalized amount will be written off to the Income Statement.

Carrying Value of Non-Producing Reserves

Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.  Estimated development costs on our undeveloped fields are approximately $10 million, and may require that we obtain additional financing to develop or that we enter in farmout arrangements. Economic development is also heavily dependent upon future commodity prices, which have fallen significantly since June 30, 2008.  As such the timing of drilling and development activities depends upon a number of factors that are outside of our control. While as of June 30, 2008 we continued to expect that these fields will be developed within a reasonable period of time and that the costs capitalized will be recoverable from future operations, there is no assurance that there will not be future impairment of these costs.

Reserves Estimates

The Company’s estimates of proved reserves are based on the quantities of oil and gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. For example, the Company must estimate the amount and timing of future operating costs, production, and property taxes, development costs, and workover costs, all of which may in fact vary considerably from actual results. In addition, as prices and cost levels change from year to year, the estimate of proved reserves also changes. Any significant variance in these assumptions could materially affect the estimated quantity and value of the Company’s reserves. Despite the inherent imprecision in these engineering estimates, our reserves are used throughout our financial statements. For example, the Company uses the units-of-production method to amortize its oil and gas properties, therefore the quantity of reserves could significantly impact our DD&A expense. The value of the Company’s reserves also impacts any impairment expense recognized by the Company.

All reserve estimates are prepared in accordance with Rule 4-10(a) of Regulation S-X and guidance published by the U.S. Securities and Exchange Commission.

Depreciation, Depletion and Amortization for Oil and Gas Properties

The quantities of estimated proved oil and gas reserves are a significant component of our calculation of depletion expense and revisions in such estimates may alter the rate of future expense.  Holding all other factors constant, if reserves were revised upward or downward, earnings would increase or decrease respectively.

Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit–of–production method.  The reserve base used to calculate depletion, depreciation or amortization is the sum of proved developed reserves and proved undeveloped reserves for leasehold acquisition costs and the cost to acquire proved properties.  With respect to lease and well equipment costs, which include development costs and successful exploration drilling costs, the reserve base includes only proved developed reserves.  Estimated future dismantlement, restoration and abandonment costs, net of salvage values, are taken into account.  Certain other assets are depreciated on a straight–line basis.

Amortization rates are updated twice a year to reflect: 1) the addition of capital costs, 2) reserve revisions (upwards or downwards) and additions, 3) property acquisitions and/or property dispositions, and 4) impairments.

Impairments

Oil and gas lease acquisition and development costs are capitalized when incurred.  When circumstances indicate that a producing asset may be impaired, the Company compares expected discounted future cash flows at a producing field level to the unamortized capitalized cost of the asset.  If the future discounted cash flows, based on the Company’s estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to recoverable amount or value in use.  Value in use is calculated by discounting the future cash flows at an appropriate risk–adjusted discount rate.

Restoration Obligation

The Company has obligations to remove tangible equipment and restore locations at the end of the oil and gas production operations. Estimating the future restoration and removal costs, or asset retirement obligations, is difficult and requires management to make estimates and judgments, because most of the obligations are many years in the future, and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety, and public relations considerations.

Inherent in the calculation of the present value of our restoration obligations are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions impact the present value of the existing restoration obligation liability, a corresponding adjustment is made to the oil and gas property balance. Increases in the discounted restoration obligation liability resulting from the passage of time are reflected as accretion expense in the Income Statement.

Share Based Payments

The Company measures the cost of equity settled transactions by reference to the fair value of the equity instruments at the date they are granted.  Where the fair value of the equity instrument can not be readily determined in reference to the market price of the Company’s ordinary shares, the fair value is determined using a binomial option pricing model.  The use of the binomial option pricing model requires the Company to make estimates in regard to certain inputs required by the model, in particular in regard to the time to expiry of the option and the volatility of the Company’s share price.  The Company reviews inputs to this model each time a valuation is performed with reference to inputs used in the past and recent developments.

Embedded Derivative

The convertible note is split into two components: a debt component and a component representing the embedded derivatives in the convertible note.  The debt component represents the Company’s liability for future interest coupon payments and the redemption amount.  The embedded derivative represents the value of the option that note holders have to convert the debt into ordinary shares in the Company.  Similar to the valuation of Share Based Payments, the valuation of the Company’s embedded derivative requires the Company to make certain assumptions about the inputs to valuation models, in particular in regard to the remaining term of the derivative and the volatility of the Company’s underlying share price.  Movements in the fair value of the embedded derivative are recognized in our Income Statement, and therefore the valuation has the potential to significantly impact our results.

The debt component of the convertible note is measured at amortized cost and therefore increases as the present value of the interest coupon payments and redemption amount increases, with a corresponding charge to finance cost.  The debt component decreases by the cash interest coupon payments made.  The embedded derivative is measured at fair value at each balance date, and the change in fair value is recognized in the income statement.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements for information in regard to recent accounting pronouncements under IFRS.

B.   Liquidity and capital resources.

Our primary sources of liquidity since moving into the exploration, development and production of oil and gas have been equity sales, sale of investments held for trading, net cash provided by operating activities and a convertible note facility.

Our primary use of capital has been for the acquisition, development, and exploration of oil and natural gas properties.  As we continue to grow, we are continually monitoring the capital resources available to us to meet our future financial obligations, planned capital expenditure activities and liquidity.  Our future success in growing proved reserves and production will be highly dependent on capital resources available to us and our success in finding or acquiring additional reserves.

The Company’s anticipated expenditure for exploration and development for the year ending June 30, 2009 is between $2.5 million and $5.0 million.  Some of the factors that will impact the level of capital expenditures in the future include crude oil and natural gas prices, the volatility in these prices, the cost and availability of equipment, the plans of the operators of the wells and availability of capital.  Some development will be funded through the Company’s current cash reserves, however additional capital will be required to develop further the Company’s reserves.

The Company’s ability to borrow funds depends largely upon the value of its reserves. The falling price of oil and natural gas has decreased the value of the Company’s reserves.  The Company has not breached its debt covenants under its existing credit facility, however its ability to borrow additional funds has been restricted.  This situation is not expected to change until commodity prices recover.

Financing Activities

In the year ended June 30, 2005 we issued:

•	1,750,000 shares upon the conversion of the same number of options and received $350,000

•	15,000,000 shares at 35 cents each to institutional investors to raise $5,250,000

Cash transactions costs associated with these capital raisings was $289,741

In the year ended June 30, 2006 we issued:

•	33,312 shares upon the conversion of the same number of options and received $8,328;

•	92,433,636 shares at 42 cents each to retail and institutional shareholders to raise $38,822,127; and

•	9,618,750 shares at 40 cents each to existing shareholders to raise $3,847,500.

Transactions costs associated with these capital raisings were $2,109,248, including $648,992 in share based payments relating to options granted to Macquarie Securities USA Inc as part consideration for brokerage services provided.

We did not complete any capital raisings during the year ended June 30, 2007.

In the year ended June 30, 2008 we issued:

•
16,895,383 shares at 20 cents each to institutional investors to raise $3,379,077.  As a part of this issuance, we also issued options, exercisable immediately, to purchase 3,379,077 Ordinary Shares at an exercise price of A$0.30 per share and an expiry date of October 10, 2012.

•
125,000 shares to Kestrel Energy Inc shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held.  The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share.

Capital Expenditure

In the year ended June 30, 2005 we spent $20,203,553 on additions to oil and gas properties, including plant and equipment.  This includes non–cash expenditure of $18,862,805 in relation to the acquisition of Kestrel Energy Inc. Kestrel was acquired through a share offer by the Company to non–US resident shareholders, whereby each non–US Kestrel shareholder was offered five (5) Ordinary Shares for every share of Kestrel’s common stock held.  As at June 30, 2005, acceptances had been received in relation to 5,805,931 Kestrel shares, equating to 29,029,655 Samson shares, 21,831,790 of these shares were issued at balance date June 30, 2005.  The remaining 7,197,865 Samson shares were issued during the year ended June 30, 2006.

During the year ended June 30, 2006 the Company increased the value of its investment in Kestrel by $2,960,491 through the issuance of Ordinary Shares of the Company to shareholders of Kestrel’s common stock.  During the year ended June 30, 2006 acceptances relating to 1,821,692 Kestrel shares, equating to 9,108,460 Samson shares were received.  8,918,460 of these shares had been issued at June 30, 2006.  Acceptances were also received during the year ended June 30, 2006 in relation to all outstanding options in Kestrel Energy Inc.  The value of these outstanding options was valued by an independent expert and 1,514,722 Samson shares were issued post year end.

In the year ended June 30, 2006 our capital expenditures relating to oil and gas properties, including plant and equipment was $59,448,212.  This includes $48,347,632 used for the acquisition of producing oil and gas properties in the Jonah and Look Out Wash fields in Wyoming.

In the year ended June 30, 2007 our capital expenditures relating to oil and gas properties, including plant and equipment was $5,372,162.  This included expenditures relating to drilling wells in the Amber field in Oklahoma, in the North Stockyard field in North Dakota and workovers in various fields in Wyoming.  The Company also spent $2,397,443 on capitalized exploration expenditure including $1,164,725 relating to the acquisition of exploration acreage.

In the year ended June 30, 2008 our capital expenditures relating to oil and gas properties, including plant and equipment was $3,111,289.  This included expenditures relating to drilling wells in the State GC field in New Mexico, in the Look Out Wash field in Wyoming and workovers in various fields in Wyoming and North Dakota.

The Company also spent $99,843 on capitalized exploration expenditure relating to the acquisition of exploration acreage.

As at the date of this filing, the Company has expected capital expenditures in the next twelve months of approximately A$2.3 million.  This capital budget consists of capital for exploration and development programs and represents the largest planned use of cash available from operating activities and current cash reserves.  There can be no assurance that operations and other capital resources will provide sufficient cash to maintain planned levels of capital expenditures, however, he amount and timing of these capital expenditures is largely discretionary.  If oil and gas prices decline to levels below levels acceptable to us, we could choose to defer a portion of this expenditure.

Convertible Loan Agreement

In May 2006, we drew down on a US$21,000,000 funding facility provided by Macquarie Bank Limited.  See “Item 10.  Additional Information – C.  Material Contracts.” We repaid US$1,000,000 of this loan at June 30, 2006 and an additional US$2,940,000 in May 2008.  Despite this repayment the facility remains fully drawn down and no further funds are available.  As part of the terms of this facility, Macquarie holds a mortgage over all assets of the Company and as a result, we must obtain permission from Macquarie to dispose of any properties or to acquire any properties if additional debt will be involved.

The Consolidated Entity (which includes Samson Oil & Gas Limited and Samson Oil and Gas USA, Inc.) is required to maintain a certain Proved Developed Producing Reserve to outstanding debt ratio:

In relation to the discounted cash flow relating to all consolidated entity Proved Developed Producing Reserves to outstanding debt, the ratio must be no less than 1:2:1.

Other covenants include:

•	The Company is required to maintain a current ratio greater than 1:1.

•	The Company is required to maintain Aged Debts (over 90 days outstanding) of the Company of less than US$1,000,000.

Debt covenants are measured at the end of June, March, September and December.    The Company is in compliance with this covenant at September 30, 2008.

Should gas prices drop further and the Company is in danger of breaching this covenant.  The Company has the ability to repay a portion of the debt from its current cash balance in order to lower the reserve covenant.

As at June 30, 2008, the outstanding face value of the debt was US$17,060,000 (2007:US$20,000,000, 2006:US$20,000,000) converted at the AUD:USD spot rate at year of 0.9615 (2006:0.8488, 2006:0.7301).  This is A$17,743,109 (2007:$23,562,676, 2006: A$27,393,507).

C.   Research and development, patents and licenses, etc.

Not applicable.

D.   Trend information.

The prices for crude oil and natural gas have been volatile over the last few years.  In recent months both the price of natural gas and crude oil have fallen significantly.  Management anticipates this volatility to continue. Dramatic downward swings in the world prices for crude oil and natural gas could adversely affect the economic viability of the Company’s prospects.

The Australian/U.S. currency exchange rate also influences revenue recognized by the Company, as the sales price for oil and gas produced by the Company is priced in U.S dollars. The recent increased strength of the Australian dollar has had a negative impact on the Company’s oil and gas production revenue. This decrease in revenue is offset in part by a decrease in expenditures recognized by the Company, due to the majority of the Company’s expenditures also being priced in U.S Dollars. The Company’s significant debt is also denominated in US dollars. Due to this natural hedge, the Company’s exposure to movements in the exchange rate between the Australian and US dollars is minimal.

Subsequent to year end, the Australian dollar has weakened in relation to the U.S dollar.  This has led to an increase in both the value of our assets and liabilities.

Unlike crude oil prices, which are significantly influenced by global geopolitics, North American natural gas prices are primarily determined by the interaction of consumer and industrial demand and available supply.

The Company sells a significant portion of its gas at Colorado Interstate Gas (“CIG”) pricing. Historically, this price has traded at a differential to Nymex gas. In recent years, this differential has grown significantly due to pipeline constraints in the area, with prices as low as $1.11 per mcf recorded. The construction of the Rocky Express Pipeline has removed some of the pipeline constraints and reduced the basis differential between CIG and Nymex.  The final eastward leg will extend an additional 638 miles from Audrain County, Missouri to the Clarington Hub in Monroe County, Ohio.  This eastward leg will begin partial service in December, 2008 with full service scheduled to be in effect in June, 2009

In order to protect the Company from the uncertainty associated with gas prices, we have entered into a fixed forward swap contract with Macquarie Bank Limited on September 19, 2006 with respect to natural gas indexed at CIG for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2007	25,000 MMBTU
January 2008 to October 2009	20,000 MMBTU

On February 20, 2007, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

On May 8, 2008, we eliminated 5,000 mcf per month of our US$6.03 fixed forward swap from January 2009 to October 2009 at a cost of US$60,000.

E.   Off–balance sheet arrangements.

Not applicable.

F.   Tabular disclosure of contractual obligations.

	Payments due by period (as at June 30, 2008 – Australian Dollars)
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long–Term Debt Obligations (1)	22,648,701	1,685,540	3,220,051	17,743,110	—
Operating Lease Obligations	627,233	145,800	226,819	254,614	—
Total (2)	23,275,934	1,831,340	3,446,870	17,997,724

(1)
The long term debt refers to funding provided by Macquarie Bank Limited and includes interest payable.  The loan is denominated in USD and has been translated to AUD at the spot rate on balance date of AUD:USD 0.9615.  See “Item 10.  Additional Information – C.  Material Contracts.”

(2)
This table does not include the liability for dismantlement, abandonment and restoration costs of oil and gas properties.  In accordance with IFRS, we recorded a separate liability for the fair value of this restoration obligation.  See Note 14 of the notes to and forming part of the financials statements for the year ended June 30, 2008.  These liabilities are not expected to be extinguished in the foreseeable future.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

Name	Title	Age	Date of First Election	Due for Re-Election*
Terence Barr	Managing Director	58	January 25, 2005	—
Victor Rudenno	Non–Executive Director	56	April 11, 2007	November 2010
Keith Skipper	Non-Executive Director	61	September 10, 2008	November 2010
Robyn Lamont	Chief Financial Officer	30	May 1, 2006	—
Robert Gardner	Vice President - Engineering	40	October 1, 2007	—
David Ninke	Vice President – Exploration	37	April 1, 2008	—
Denis Rakich	Company Secretary	54	June 18, 1998	—

* According to paragraph 3.6 of the Company’s Constitution, at each annual general meeting:

a) one third of the Directors who are not:

i)           Appointed, and required to retire;

ii)           The managing director; or

iii)           Directors only because they are an alternate; and

b)	any Director who would, if that Director remained in office until the next annual general meeting , have held that office for more than three years,

must retire from office and are eligible for re-election.

Terence Barr.  Mr. Barr was appointed managing director of the Company on January 25, 2005.  Mr. Barr is a petroleum geologist with over 30 years’ experience, including 11 years with Santos.  In recent years, Mr. Barr has specialized in tight gas exploration, drilling and completion.  Prior to joining Samson, Mr. Barr was employed as Managing Director by Ausam Resources from 1999 to 2003 and as the owner of Barco Exploration from 2003 to 2005.

Neil Thacker MacLachlan.  Mr. Neil MacLachlan was appointed a director of the Company on June 18, 1998.  He has over 27 years investment banking experience in Europe, South East Asia and Australia.  Mr. MacLachlan was a former director of Wardley Holdings Ltd and Wardley Australia Ltd from 1979 to 1986 and of James Capel & Co.  Limited from 1986 to 1990.  All three companies were investment banking subsidiaries of The Hongkong and Shanghai Banking Corporation (HSBC Holdings Ltd).  He was deputy managing director of Svenska Handelsbanken’s UK investment banking division from 1990 until 1993 and from 1993 until 1997 he was employed by Barrick Gold Corporation as Executive Vice President, Asia.  Mr. MacLachlan was also a non executive Director of Golden Prospect Plc from 1997 to 2004.  Since 2004,  Mr. MacLachlan has served as an Executive Director of Ambrian Partners Limited, a UK based investment bank specializing in the natural resources sector and which is a member of the London Stock Exchange.

Following the resignation of Mr Burne, Mr MacLachlan was appointed Chairman of the Company, effective December 19, 2007.

During the past three years Mr. MacLachlan has also served as a director of the following other listed companies:

•	Golden Prospect Plc

•	Titan Resources Ltd

•	Kestrel Energy Inc

•	Geoinformatics Exploration Inc

•	Eurogold Ltd*

•	Cambridge Mineral Resources Ltd*

•	Extract Resources Ltd*

*	denotes current directorships

Victor Rudenno.  Dr. Rudenno was appointed a director of the Company on April 11, 2007.  In 2000, Dr. Rudenno co–founded Equity Capital Markets Ltd an investment bank specializing in corporate advice and capital raisings which merged with Interfinancial in 2005.  Mr. Rudenno is currently serving an Executive Director and Head of Resources of Interfinancial.  From 1984 until 1985, Dr. Rudenno moved to the stock broking industry as a mining analyst working for firms such as James Capel, DBSM and Prudential Bache.  In 1995, he moved to the corporate side of investment banking and worked for a number of leading firms including Macintosh Corporate, Deutsche Bank, Hartley Poynton and CIBC.

He is a Senior Fellow of the Financial Services Institute of Australasia (Finsia) and a Member of the Australasian Institute of Mining and Metallurgy.  Dr. Rudenno holds a Bachelor of Mining Engineering degree, a Master of Commerce degree and a Doctor of Philosophy for his thesis on Mining Economics.  During his academic career he lectured both at the University of New South Wales and the University of Sydney predominantly on mining economics, geostatistics, operations research and minerals processing.

Keith Skipper. Mr. Skipper was appointed as director of the Company on September 10, 2008.  Mr. Skipper holds a Bachelor degree in Geology from Reading University (United Kingdom) and a Master of Science from McMaster University (Canada).  He commenced with career with Amoco Canada Petroleum in 1970.  Mr. Skippers experience includes ten years with Bridge Oil Ltd and several years with Pan Canadian Petroleum and Antrim Energy Inc.  He is resident of Australia.

During the last three years, Mr. Skipper has been a Director of the following companies:

•	Red Sky Energy Limited*

•	Rawson Resources Limited*

•	North Star Energy Limited (unlisted)*

*	denotes current directorships

Robyn Lamont.  Ms. Lamont has served as the Company’s Chief Financial Officer since May 1, 2006, prior to which she served as Financial Controller since 2001.  Ms Lamont graduated from the University of Western Australia in 1999 with a Bachelor of Commerce, majoring in Accounting and Finance.  She worked for Arthur Andersen in Perth, Western Australia, for three years and qualified as a Chartered Accountant through the Institute of Chartered Accountants in Australia in 2001.

Robert A. Gardner – Mr. Gardner was appointed Vice President, Engineering of the Company on October, 22, 2007.  Mr. Gardner specializes in reserve determination and acquisitions with additional background in operations engineering, drilling, completions, and facilities.  Prior to joining Samson, from 2004 to 2007 Mr. Gardner was the Gulf Coast Business Unit Manager for Aspect Energy, LLC, responsible for that company’s Gulf Coast exploration and drilling activity.  Prior to this Mr. Gardner was Operations Superintendent for Williams Production from 2001. Mr. Gardner holds a Bachelor of Mechanical Engineering from Colorado State University, a Master’s in Mechanical Engineering from the University of Colorado, and Master’s in Business Administration from the University of Denver.

David Ninke.  Mr. Ninke was appointed Vice President, Exploration of the Company effective April 1, 2008.  Mr. Ninke brings 15 years of geological and geophysical exploration experience in the Texas and Louisiana Gulf Coast, the Rockies, and the North Slope of Alaska.  From May 2002 to April 2008, Mr. Ninke served as a Sr. Geologist/Geophysicist with Aspect Energy, LLC in Denver, Colorado, prior to which he worked with BP in Anchorage, Alaska and Killam Oil Co, Ltd. in San Antonio, Texas.   Mr. Ninke holds Bachelor's and Master's degrees in Geology from Wittenberg University and Bowling Green State University, respectively.

Denis Ivan Rakich F.C.P.A.  Mr. Rakich is an accountant and has been employed as the Company’s Secretary since June 18, 1998.  He has served as a corporate secretary for 20 years within the petroleum services, petroleum and mineral production and exploration industries, and currently serves as corporate secretary for Victoria Petroleum N.L.  He is a member of the Australian Society of Accountants.

B.	Compensation.

It is the Board’s policy that employment contracts are only entered into with the managing director and senior executives.  As such, contracts have been entered into for Mr. Barr, Mr. Gardener, Mr. Ninke and Ms Lamont. Details of these contracts can be found at Item 7B.

The following table sets forth certain information with respect to the compensation of those individuals who served as our executive officers and directors during the year ended June 30, 2008.  As of June 30, 2008, we had five executive officers, including a President and Chief Executive Officer, a Chief Financial Officer, a Vice President- Engineering, a Vice President – Exploration and a Secretary.  As of June 30, 2008, we had four directors.

Summary Compensation
(Australian dollars)

		Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Security Awards ($)	Awards Securities Underlying Options (#)(1)	All Other Compensation ($)
Terence Barr	2008	330,000	—	—	—	-
Managing Director, President,	2007	280,000	—	—	—	50,000	(2)
Chief Executive Officer

Robyn Lamont	2008	154,570	—	—	2,000,000	1,754
Chief Financial Officer	2007	136,782	—	—	—	—

Jeffrey Rhodes	2008	21,579	—	—	—	—
Vice President – Engineering(3)	2007	286,288	–	—	—	—

Robert Gardner	2008	171,081	45,102	—	2,000,000	3,627
Vice President – Engineering (4)	2007	–	—	—	—	—

David Ninke	2008	57,042	17,723	—	2,000,000	754
Vice President – Exploration (5)	2007	—	—	—	—	—

Denis Rakich	2008	111,111	—	—	—	2,274
Secretary	2007	116,015	—	—	—	—

Malcolm Burne	2008	15,000	—	—	—	—
Director (6)	2007	30,000	—	—	—	—

Neil MacLachlan	2008	45,000	—	—	—	—
Director	2007	30,000	—	—	—	—

David Cairns	2008	30,000	—	—	—	—
Director (7)	2007	30,000	—	—	—	—

Victor Rudenno	2008	30,000	—	—	—	—
Director (8)	2007	6,658	—	—	—	—

Keith Skipper	2008	—	—	—	—	—
Director (9)	2007	—	—	—	—	—

Neil Fearis	2008	—	—	—	—	—
Alternate Director (10)	2007	—	—	—	—	—

(1)	Options were issued to Ms Lamont and Mr. Gardner in October 2007. Options were issued to Mr. Ninke in May 2008.
(2)	Represents Mr. Barr’s annual housing allowance.
(3)	Mr. Rhodes resigned effective August 3, 2007.
(4)	Mr. Gardner was appointed October 22, 2007.
(5)	Mr. Ninke was appointed April 1, 2008.
(6)	Mr. Burne resigned effective December 19, 2007.
(7)	Mr. Cairns resigned effective September 10, 2008.
(8)	Dr. Rudenno was appointed April 11, 2007.
(9)	Mr. Skipper was appointed September 10, 2008.
(10)	Mr. Fearis ceased to be an alternate director on December 19, 2007 following Mr. Burne’s resignation.

Share Option Grants

On October 11, 2007, 4,000,000 options were granted to key management personnel.  These options have an exercise price of 30 cents per share, an expiry date of October 10, 2012 and are immediately exercisable.

On May 12, 2008, 2,000,000 options were granted to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of May 11, 2013.  600,000 options are exercisable immediately, 600,000 are exercisable following twelve months of service by the employee, with the remainder exercisable following twenty four months of service.

Option Exercises and Holdings

The following table sets forth information with respect to our executive officers and directors concerning options exercised during the last fiscal year and the number of securities underlying unexercised options as of June 30, 2008.

Option Exercises During 2008

			Number of Securities Underlying Unexercised Options At Fiscal Year–End (#)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable
Terence Barr	—	—	8,000,000	—
Neil MacLachlan	—	—	1,000,000	—
David Cairns	—	—	1,000,000	—
Denis Rakich	—	—	1,000,000	—
Robyn Lamont	—	—	2,100,000	—
Robert Gardner	—	—	2,000,000	—
David Ninke	—	—	600,000	1,400,000

Bonus/Profit–Sharing

Directors remuneration is not linked to either long term or short term incentives.  The Board feels that the expiry date and exercise price of the options issued to the directors in the current and prior years are sufficient to align the goals of the directors with those of the shareholders to maximize shareholder wealth.

A portion of the remuneration of the Vice President – Engineering and Vice President – Exploration is linked to performance.  A bonus is provided in the employment contracts of these executives.  These bonuses are payable at the discretion of the Chief Executive Officer and are based on a number of factors including share price performance of the Company’s shares, exploration and drilling success and the reserve base of the Company and are paid annually following at least six months service by the executive.  There are no prescribed qualitative or quantitative measures for these bonuses.  Bonuses are not provided for by the employment contracts of the Chief Executive Officer, Chief Financial Officer or Secretary.

C.	Board practices.

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  The members of senior management are appointed to serve at the discretion of the Board of Directors.  The Board of Directors schedule regular meetings over the course of the year.  Currently, the Board is composed of a majority of independent directors.

The responsibilities of the Board include:

•	contributing to, developing and approving the corporate strategy;

•	reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives;

•	ensuring there are effective management processes in place and approving major corporate initiatives;

•
ensuring that the significant risks facing the Company, including those associated with its legal compliance obligations, have been identified and that appropriate and adequate control, monitoring, accountability and reporting mechanisms are in place; and

•	reporting to shareholders.

The Board is also responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems.  The Company’s policies are designed to ensure strategic, operational, legal, reputation and financial risks are identified, assessed, effectively and efficiently managed and monitored to enable achievement of the Company’s business objectives.

Audit Committee

We have established an Audit Committee of the Board, which is composed entirely of independent directors, including Mr. Neil MacLachlan, Mr. David Cairns and Dr. Victor Rudenno.  On September 10, 2008, Mr. Cairns resigned as a director of the Board and therefore  also resigned his position on the audit committee.  He was replaced by Mr. Keith Skipper, following his appointment to the Board on September 10, 2008. Our Audit Committee operates pursuant to a formal written charter, a copy of which is available on our website.  This committee oversees, reviews, acts on and reports to our board of directors on various auditing and accounting matters, selects our independent accountants, and oversees the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices.  In addition, the Audit Committee oversees our compliance programs relating to legal and regulatory requirements.

Remuneration Committee

Due to the size and nature of the Company’s operations, the Board does not believe the establishment of a remuneration committee is warranted.  The Board of Directors is responsible for determining and reviewing compensation arrangements for directors and senior executives.  The Board assesses the appropriateness of the nature and amount of remuneration of directors and executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.  All compensation decisions regarding our principal executive officer, Terence M. Barr, are made by a majority of independent directors.

D.	Employees.

For the fiscal year ended June 30, 2008, we had ten employees.  Two employees are located in Perth, Western Australia and are involved in facilitating the administration of the Company.  The remaining eight employees are located in Denver, Colorado.  Three of these employees are involved in the administration of the Company while the remaining five employees are primarily engaged in project–related activities.  None of our current employees belong to a labor union, nor have we been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	Share ownership.

The following table sets forth beneficial ownership of our common shares by officers and directors as of December 15, 2008.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Number of Options Owned		Total Number of Shares Beneficially Owned	Percentage of Outstanding
Terence Barr	886,690	4,000,000	(2)	8,886,690	*
		4,000,000	(3)
Robyn Lamont	100,000	100,000	(3)	2,300,000	*
		2,000,000	(4)
Denis Rakich	—	500,000	(2)	1,000,000	*
		500,000	(3)
Neil MacLachlan	888,969	500,000	(2)	2,888,969	*
		500,000	(3)
Victor Rudenno	500,000	500,000	(6)	1,000,000	*

Keith Skipper	—	500,000	(6)	500,000	*

Robert Gardner	—	2,000,000	(4)	2,000,000	*

David Ninke	—	2,000,000	(5)	2,000,000

*	Less than 1%.
(1)
“Beneficial ownership” is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly, (1) voting power, which includes the power to vote, or to direct the voting of, shares of the common stock of an issuer, or (2) investment power, which includes the power to dispose, or to direct the disposition of, shares of the common stock of an issuer.  The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days.  Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Options to purchase Ordinary Shares are exercisable at a price of A$0.45 per share and expire on May 31, 2011.
(3)	Options to purchase Ordinary Shares are exercisable at a price of A$0.25 per share and expire on December 31, 2009.
(4)	Options to purchase Ordinary Shares are exercisable at a price of A$0.30 per share and expire October 10, 2012.
(5)
Options to purchase Ordinary Shares are exercisable at a price of A$0.25 per share and expire May 11, 2013.  600,000 options are exercisable immediately, 600,000 are exercisable following twelve months of service by Mr. Ninke, with the remainder exercisable following twenty four months of service.

(6)	Options to purchase Ordinary Shares are exercisable at a price of A$0.20 per share and expire November 31, 2013.
Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

At December 15, 2008, there were 209,094,216 of our Ordinary Shares issued and outstanding.  The table below sets forth, as of December 15, 2008, persons known to be beneficial owners of five percent (5%) or more of our Ordinary Shares.

Name of Shareholder	Number of Shares Beneficially Owned (1)	Percentage of Outstanding
Persistency Capital (2)	23,057,179	11.03
Madison Street Partners (3)	12,727,548	6.09
Golden Prospect PLC (4)	11,551,665	5.52

(1)
“Beneficial ownership” is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly, (1) voting power, which includes the power to vote, or to direct the voting of, shares of the common stock of an issuer, or (2) investment power, which includes the power to dispose, or to direct the disposition of, shares of the common stock of an issuer.  The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days.  Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)
The address of Persistency Capital is: P.O. Box 39, Ugland House, South Church Street, Georgetown, Cayman Islands.  In May 2006 Persistency Capital purchased 15,500,000 Ordinary Shares in May, 2006, in a capital raise undertaken by the Company to fund the purchase of the Jonah and Look Out Wash Fields.

(3)	The address of Madison Street Partners is 5613 DTC Parkway, Suite 310 Greenwood Village, Colorado 80111. Madison Street Partners participated in the capital raising completed by the Company in October 2007, taking a placement of 5,635,390 Ordinary Shares and warrants to purchase 1,127,078 Ordinary Shares at a price A$0.30 per share expiring on October 11, 2007
(4)	The address of Ambrian Capital (formerly Golden Prospect Plc) is: 2nd Floor Mansfield House, 1 Southampton Street St, London WC2R OLR, United Kingdom.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

As at December 15, 2008 the Company had 15 shareholders with registered addresses in the United States, holding 2,528,506 Ordinary Shares.

B.	Related party transactions.

Other than as disclosed below, to the best of our knowledge, there have been no material transactions since June 30, 2008 to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting securities giving it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

Until December 19, 2007, when Mr. Fearis ceased to an alternate Director, Minter Ellision (a law firm at which Mr. Fearis is special counsel) was paid $8,420 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

On December 1, 2005, we entered into a Consultancy Agreement with Arndt Energy Limited for the provision of Terence Barr’s services.  The agreement, as amended by letter agreement effective July 1, 2006, allows for an annual salary of $280,000 and an annual housing allowance of $50,000 for a period of three years, commencing on January 1, 2006.  The Company may terminate the agreement with one months notice and provide a lump sum payment to Arndt Energy equal to the amount that would have been paid under the contract should the contract have continued until the end of its term.

Effective as of July 1, 2007, we entered into an Employment Agreement with Robyn Lamont, pursuant to which we engaged Ms. Lamont to serve as Chief Financial Officer of each of the Company and our wholly owned subsidiary, Samson Oil and Gas USA, Inc..  The agreement has an initial term of two years and allows for an annual base salary of $130,000.  Ms. Lamont is also entitled to reimbursement for the cost of owning and operating an automobile or other motor vehicle.  In event of a Change of Control (as defined in the agreement), Ms. Lamont is entitled to receive a lump sum payment equal to the greater of (x) one half of the annual base salary or (y) the annual base salary prorated over the remainder of the contract term.  Effective July 1, 2008, Ms Lamont’s base salary was increased to US$180,000 per annum.

On October 1, 2007, we entered into an Employment Agreement with Robert Gardner, pursuant to which we engaged Mr. Gardner to serve as Vice President – Engineering of each of the Company and our wholly-owned subsidiary, Samson Oil and Gas USA, Inc.  The agreement has an initial term of three years and allows for an annual base salary of $210,000.  A bonus of between $35,000 and $50,000 per annum is payable at the CEO’s discretion.   Additionally Mr. Gardner is entitled to receive an overriding royalty interest equal to 1% of oil wells or leases acquired by us during the term of the agreement.  The Agreement provides that Mr. Gardner shall be granted an option to purchase 2,000,000 Ordinary Shares at a price of A$0.30 per share.  These options were issued on November 8, 2007. Mr. Gardner is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of US$25,000).   Mr. Gardner commenced employment with the Company on October 22, 2007.

Effective April 1, 2008, we entered into an Employment Agreement with David Ninke to serve as Vice President - Exploration for the Company and Samson Oil and Gas USA, Inc.  The agreement has an initial term of three years and allows for an annual base salary of $200,000. A bonus of between $35,000 and $50,000 per annum is payable at the CEO’s discretion.  Mr. Ninke is entitled to receive an overriding royalty interest equal to 1% of oil, gas and related hydrocarbons produced or marketed by us during the term of the agreement primarily on the basis of Mr. Ninke's recommendation or identification, and an overriding royalty interest of 0.1% on oil, gas and related hydrocarbons produced or marketed by us during the term of the agreement in which Mr. Ninke was, in the judgment of management, actively involved in recommending or identifying. The agreement provides that Mr. Ninke shall be granted a five-year option to purchase 2,000,000 Ordinary Shares at a price of A$0.25 per share. 600,000 options vested at grant date, 600,000 will vest after twelve months of service and the remaining 800,000 will vest after twenty-four months of service. Mr. Ninke is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of US$25,000). Mr. Ninke commenced employment with the Company on April 1, 2008.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

This Annual Report contains audited consolidated financial statements for the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006, all of which are stated in Australian dollars and prepared in accordance with IFRS as issued by the IASB.

Further information can be found at Item 17.

Legal Proceedings

None.

Dividend Distributions

To date, we have not paid any cash dividends on our Ordinary Shares and have no present intention of paying dividends.  Our current policy is to retain earnings, if any, for use in operations and in business development.

B.	Significant Changes.

The directors are not aware of any matters or circumstances not otherwise dealt with in this Annual Report that have significantly, or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company since the date of the financial statements included as part of this Annual Report.

Item 9.	The Offer and Listing.

A.	Offer and listing details.

Price History of the American Depositary Shares.  Our American Depositary Receipts, each representing 20 American Depositary Shares, are listed on the NYSE Alternext ("Alternext") beginning on January 7, 2008.  As of December 15, 2008, 5,109,520 ADRs were outstanding. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the ADRs reported on Alternext, and its predecessor, the American Stock Exchange.  On December 15, 2008, the closing price of our ADRs on Alternext was US$0.46.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on Alternext

Fiscal Year Ended	High		Low
June 30, 2008	US$	10.76	US$	2.35
June 30, 2007	US$	—	US$	—
June 30, 2006	US$	—	US$	—
June 30, 2005	US$	—	US$	—
June 30, 2004	US$	—	US$	—

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the Alternext

Quarter Ended	High		Low
September 30, 2008	US$	3.49	US$	1.05
June 30, 2008	US$	6.51	US$	2.70
March 31, 2008	US$	10.76	US$	2.35
December 31, 2007	US$	—	US$	—
September 30, 2007	US$	—	US$	—
June 30, 2007	US$	—	US$	—
March 31, 2007	US$	—	US$	—
December 31, 2006	US$	—	US$	—
September 30, 2006	US$	—	US$	—

Monthly High and Low Market Price for the Most Recent Six Months on Alternext

Month Ended	High		Low
November 30, 2008	US$	0.82	US$	0.47
October 31, 2008	US$	0.55	US$	1.25
September 30, 2008	US$	1.01	US$	1.46
August 31, 2008	US$	1.87	US$	1.42
July 31, 2008	US$	3.37	US$	1.86
June 30, 2008	US$	4.70	US$	2.83

Price History of the Ordinary Shares.  Our Ordinary Shares were listed on the Australian Securities Exchange Ltd. (the “ASX”) beginning on April 17, 1980.  As of December 15, 2008, 209,094,216 Ordinary Shares were outstanding, and we had approximately 2,169 shareholders of record.  The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX.  On December 15, 2008, the closing price of our Ordinary Shares on the ASX was A$0.03.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on the ASX

Fiscal Year Ended	High			Low
June 30, 2008	$	A	0.28	$	A	0.11
June 30, 2007	$	A	0.38	$	A	0.19
June 30, 2006	$	A	0.53	$	A	0.28
June 30, 2005	$	A	0.45	$	A	0.12
June 30, 2004	$	A	0.25	$	A	0.07

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the ASX

Quarter Ended	High			Low
September 30, 2008	$	A	0.19	$	A	0.08
June 30, 2008	$	A	0.28	$	A	0.12
March 31, 2008	$	A	0.23	$	A	0.11
December 31, 2007	$	A	0.23	$	A	0.16
September 30, 2007	$	A	0.25	$	A	0.18
June 30, 2007	$	A	0.22	$	A	0.19
March 31, 2007	$	A	0.31	$	A	0.22
December 31, 2006	$	A	0.33	$	A	0.27
September 30, 2006	$	A	0.38	$	A	0.27

Monthly High and Low Market Price for the Most Recent Six Months on the ASX

Month Ended	High			Low
November 30, 2008	$	A	0.04	$	A	0.01
October 31, 2008	$	A	0.08	$	A	0.04
September 30, 2008	$	A	0.11	$	A	0.08
August 31, 2008	$	A	0.13	$	A	0.09
July 31, 2008	$	A	0.19	$	A	0.10
June 30, 2008	$	A	0.24	$	A	0.14

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our Ordinary Shares are listed on the Australian Stock Exchange, trading under the symbol “SSN.”  Our ADRs are listed on the NYSE Alternext, trading under the symbol “SSN.”

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

Information required by this Item is incorporated here by reference to our Registration Statement on Form 20-F, as amended, filed with the Securities and Exchange Commission on July 6, 2007.

C.	Material contracts.

Syndicated Convertible Loan Facility Agreement.  On May 26, 2006, our wholly–owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to incur and secure senior convertible loans in an aggregate principal amount of US$21 million (the “Loans”) for the purpose of financing the purchase of the Jonah and Look Out Wash Fields.  In June 2006, the Company repaid US$1 million of the outstanding principal amount.  The Loans are secured by substantially all of the assets of the Company and its subsidiaries, including Samson USA, and are guaranteed by the Company.  This loan consists of two tranches:

Tranche A
Interest rate: 9.25%
Maturity date: May 31, 2011

This loan has a face value of US$11,000,000.  In addition, 11,000,000 options were granted to Macquarie Bank Limited as part of the loan agreement.  These options are convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan.  This portion of the debt would not be required to be repaid in the event that Macquarie Bank Limited chose to convert the debt to equity.  The exercise price of the options is 53.8 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to May 30, 2006.

Tranche B
Interest rate: 9.7%
Maturity date: May 31, 2011

This tranche may be prepaid at any time at the Company’s option before May 31, 2009, however there is no requirement for the Company to repay the loan prior to May 31, 2011.  This tranche of the loan was originally drawn down for US$10,000,000.  On June 30, 2006, the Company repaid US$1,000,000.

This loan is recorded at the spot rate applicable at June 30, 2008, being AUD/USD 0.9615.

10,000,000 options were also granted to Macquarie Bank Limited as part of the loan agreement.  These options can be exercised at Macquarie Bank Limited’s discretion between May 31, 2009 and May 31, 2011.  This portion of the debt would not be required to be repaid in the event that Macquarie Bank Limited chose to convert the debt to equity.  The exercise price of these options is 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to May 31, 2009, and is subject to adjustment in accordance with customary market practice.

Hedging Arrangements.  On September 19, 2006, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.03 per MMBTU.  The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2008	25,000 MMBTU
January 2008 to October 2009	20,000 MMBTU

On February 20, 2007, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

On May 3, 2008, the Company unwound 5,000 mcf per months of its US$6.03 fixed forward swap with Macquarie Bank Limited from January 2009 to October 2009 at a cost of US$60,000.

Purchase and Sale Agreement (Kaiser Francis) On May 8, 2008, Samson USA entered into and consummated a Purchase and Sale Agreement with Kaiser Francis Anadarko Limited Partnership, pursuant to which Samson USA agreed to sell and Kaiser Francis agreed to purchase the Company’s interests in assets and property related to the Amber Field in Grady County, Oklahoma for US$4,760,000.

D.	Exchange controls.

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to Samson for the movement of funds in and out of Australia.  However, payments to or from (or relating to) Iraq, its agencies or nationals, the government or a public authority of Libya, or certain Libyan undertakings, the authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro) or their agencies, the Taliban (also referred to as the Islamic Emirate of Afghanistan), or the National Union for the Total Independence of Angola (also known as UNITA), its senior officials or the adult members of their immediate families, may not be made without the specific approval of the Reserve Bank of Australia.

At the present time, remittances of any dividends, interest or other payment by Samson to non–resident holders of Samson’s securities in the U.S. are not, subject to the above, restricted by exchange controls or other limitations.

Takeovers Act

There are no limitations, either under the laws of Australia or under our Constitution, to the right of non–residents to hold or vote our Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non–Australian residents, including U.S. residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.

Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares.  The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated.  Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  As of the date of this Annual Report, approximately 20% of the fully paid outstanding Ordinary Shares in the Company were held by shareholders whose registered addresses were located outside Australia.  In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to Samson.  However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of Samson.

Corporations Act 2001

As applied to Samson, the Corporations Act 2001 (the “Corporations Act 2001”) prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in Samson if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises.  The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest.  For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in Samson is deemed to have a relevant interest in those shares.  Certain situations (set out in section 609 of the Corporations Act 2001), which would otherwise constitute the holding of a relevant interest, are excluded from the definition.

A person’s voting power in Samson is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

E.	Taxation.

The taxation discussion set forth below describes the material Australian income tax and US federal income tax consequences of ownership of our Ordinary Shares or ADSs by a US Holder (as defined below).  This discussion is based on the Australian and US tax laws currently in force at the date of this Annual Report.  The comments do not take into account or anticipate any changes in law (by legislation or judicial decision) or any changes in administrative practice or interpretation by the relevant authorities.  If there is a change, including a change having a retrospective effect, the comments would have to be considered in light of the changes.  This discussion does not address any tax consequences arising under the laws of any state or local jurisdiction, nor of any foreign jurisdictions other than Australia and the United States.

These comments are not exhaustive of all income tax consequences that could apply in all circumstances of any given Shareholder or ADS holder.  We recommend that prospective purchasers or holders of our Ordinary Shares or ADSs consult their own tax advisors regarding the Australian and US federal, state and local tax, and other tax consequences of, purchasing, holding, owning, disposing of or otherwise transferring our Ordinary Shares and ADSs in their particular circumstances.  Neither the Company nor any officers accept liability or responsibility with respect of such consequences.  Further, special additional rules may apply to particular Shareholders, such as insurance companies, superannuation funds and financial institutions.

Australian Taxation

The following discussion of the Australian taxation implications is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, International Tax Agreements Act 1953 (IntTAA) which includes the United States Convention as amended by the United States Protocol (USDTA), public taxation rulings and available case law current as at the date of this Annual Report on Form 20–F (all of which are collectively referred to in this section as “Australian Taxation Laws”).  The Australian Taxation Laws and their interpretation are subject to change at any time.

General Principle of Taxation in Australia

This discussion only deals with two items of income that may arise from an investment in the shares or ADSs in us, namely:

•	any capital gain made on a sale of the shares or ADSs; and

•	any dividends which may be paid by the Company with respect to those shares (or ADSs). Please note that we have not paid any dividends to date and do not expect to pay any in the near to medium term.

The discussion is relevant only to shareholders or ADS holders that are not residents of Australia for tax purposes, and are residents of the US for the purposes of the USDTA (“US Equity Holders”).

Capital Gains on Sale of Shares or ADSs

Under Australian law, income tax is typically not payable on the gain made on the disposal of Ordinary Shares or ADSs by US Equity Holders unless the profit is of income in nature and sourced in Australia or the sale is subject to tax on any net capital gains, in each case as broadly summarized below.

When the Profit on Sale is Income in Nature

Where a US Equity Holder:

•	holds its Ordinary Shares or ADSs as trading stock or otherwise on revenue account;

•	carries on a business in Australia through a permanent establishment or fixed base; and

•	holds the Ordinary Shares or ADSs as part of that business,

any profit on the sale of the Ordinary Shares or ADS’s (as the case may be) would be required to be included in the assessable income of the relevant US Equity Holders and taxed accordingly.

When the Sale is Subject to Capital Gains Tax

A US Equity Holder will be required to include in its assessable income in Australia any “net capital gains” that it makes on “indirect Australian real property interests” (“IARPI”).  Broadly, IARPI will exist where:

•
the U.S Equity Holder and its associates have a 10% or more direct participation interest in us and owned the shareholding at the time of disposal or throughout a 12 month period beginning no earlier than 24 months before the sale of the shareholding, and ending no later than the date of sale of the shareholding; and

•	at the time of the sale of the shareholding more than 50% of the market value of our assets are attributable to Australian real property (broadly Australian land and interest in Australian land).

Therefore, unless a US Equity Holder and its associates holds a direct participation interest of at least 10% it will not make a taxable capital gain or capital loss for Australian tax purposes with respect to the sale of shares or ADSs, irrespective of the percentage of our assets that constitute Australian real property.  Therefore there will be no tax payable on any gain on the sale of the shares or ADSs.

Where a US Equity Holder, with its associates holds;

•	a direct participation interest of at least 10%; and

•	at the time of sale less than 50% of the market value of our assets are attributable to Australian real property,

that US Equity Holder will not be subject to Australian tax on any gain or loss with respect to the sale of shares or ADSs.

Where a US Equity Holder, with its associates holds;

•	a direct participation interest of at least 10%; and

•	at the time of sale more than 50% of the market value of our assets are attributable to Australian real property,

that US Equity Holder will be required to calculate its net capital gains for the relevant income year taking into account the capital gain or capital loss made on the sale of the shares or ADSs.  The net capital gain is then included in the US Holder’s assessable income in Australia and will be taxed accordingly.

A summary of a method for calculating net capital gains is to:

•	deduct from the capital gains all capital losses;

•	deduct from the capital gain all past unapplied net capital losses; and

•
reduce the remaining capital gain by any applicable capital gains discount.  Natural persons and some trusts are entitled to a 50% capital gains discount in circumstances where the shares or ADSs have been sold after being held for in excess of a 12 month period.  The 50% capital gains discount is not available to companies.

Dividends

Dividends paid by Samson to US Equity Holders are only subject to the withholding tax provisions of the Australian Taxation Laws.

Australia has an imputation system that allows a company that distributes profits to its members to pass on to its members a credit for the tax already paid by the company to its members.  This is known as a franking credit.  The amount of the franking credit attached to the dividend is at the discretion of the paying company, but cannot exceed the balance of the company’s franking account (broadly the net of any income tax paid less franking credits attached to previous dividends).  To the extent that the dividend is franked, the dividend is not subject to withholding tax when paid to US Equity Holders.  This means that a fully franked dividend is not subject to any withholding tax.

Any part of a dividend paid to you that is not franked is subject to dividend withholding tax in Australia.  The withholding tax rates under the USDTA are as follows:

•	generally 15% of the gross amount of the dividend, however;

•
this is reduced to 5% of the gross amount of the dividend if the US Equity Holder who is beneficially entitled to the dividend is a company which holds at least 10% of the voting power in the company, and

•
this is reduced to nil if the US Equity Holder who is beneficially entitled to the dividends is a company who has held shares (or ADSs) which hold a voting power of at least 80% for at least a 12 month period (subject to certain other conditions).

In the case of a US Equity Holder carrying on business in Australia through a permanent establishment or performing independent personal services through a fixed base in Australia with which the holding of shares (or ADSs) is effectively connected, no withholding tax will apply, instead the dividends form part of the normal assessable income subject to tax in Australia under the USDTA.

A dividend which is unfranked is also exempt from withholding tax to the extent that it consists of certain income from foreign sources (for example dividends from foreign companies in which the shareholder owns at least a 10% interest).  It may be possible to pay such dividends to US Equity Holders without the imposition of withholding tax under the Australian “Conduit Foreign Income” rules.  Essentially conduit foreign income is foreign income received by a non–Australian resident (you) via an Australian corporate tax entity (us).

In the event we paid a dividend we would provide Equity Holders with notices detailing the extent to which a dividend is franked or unfranked, or represents conduit foreign income, and the deduction, if any, of withholding tax.  If a dividend paid is subject to withholding tax, or would be so but for being franked, no further Australian tax is payable on the dividend.

There are also additional exemptions depending on the nature of the shareholder that are designed to ensure that an entity that is otherwise exempt from tax is not subject to withholding tax, e.g., charitable institutions.

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. Holder of owning our Ordinary Shares or ADSs.  This discussion is based upon the Internal Revenue Code of 1986 as amended (the “Code”), regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect and available on the date of this Annual Report, any of which may change, possibly retroactively.  Such a change could affect the continuing validity of this discussion.

For purposes of this section headed “U.S. Taxation,” the term “U.S. Holder” means a beneficial owner of Ordinary Shares or ADSs who for U.S. federal income tax purposes is:

•	a citizen or individual who is a resident of the United States for U.S. federal income tax purposes;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•
a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more United States persons to control all substantial decisions or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or,

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our Ordinary Shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of such partner and the activities of the partnership.  If you are a partner in a partnership holding our Ordinary Shares or ADSs, you should consult your tax advisor(s).

This discussion assumes that you are a U.S. Holder and hold your Ordinary Shares or ADSs as capital assets within the meaning of the Code.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax–exempt organization;

•	an S–corporation or other pass–through entity;

•	an investor in an S-corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities who elects the mark–to–market method of accounting for your securities;

•	a holder of our Ordinary Shares or ADSs subject to the alternative minimum tax provisions of the Code;

•	a holder of our Ordinary Shares or ADSs who received our Ordinary Shares or ADSs through the exercise of employee stock options, otherwise as compensation, or through a tax–qualified retirement plan;

•	a holder who is a person that has a functional currency other than the U.S. dollar, certain expatriates, or not a U.S. Holder;

•	a holder of options granted under any benefit plan;

•	a qualified retirement plan or individual retirement account;

•	a holder who sells our Ordinary Shares or ADSs and receives foreign currency in the sale;

•	a holder of our Ordinary Shares or ADSs who holds our Ordinary Shares or ADSs as part of a hedge, straddle or constructive sale or conversion transaction; or,

•	a holder of our Ordinary Shares or ADSs who owns, or is treated as owning under certain attribution rules, 5% or more of the aggregate amount of our Ordinary Shares or ADSs.

This section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes a holder of ADSs will be treated as the owner of the Ordinary Shares represented by those ADSs.  Exchanges of Ordinary Shares for ADSs, and of ADSs for Ordinary Shares, generally will not be subject to U.S. federal income tax.

Sale of Ordinary Shares and ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of Ordinary Shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the U.S. dollar value of the amount realized on the sale or disposition and (ii) the tax basis, determined in U.S. dollars, of those Ordinary Shares or ADSs.  Capital gain of a non–corporate U.S. Holder that is recognized in a tax year beginning before January 1, 2011 will generally be taxed at a maximum rate of 15% if the holder has a holding period greater than 12 months. The deductibility of capital losses is subject to limitation. The gain or loss on the sale or other disposition of our Ordinary Shares or ADSs by a U.S. Holder will generally be income or loss from sources within the United States for purposes of computing the foreign tax credit limitation.

Dividends

We do not expect to pay dividends in the foreseeable future.  However, subject to the passive foreign investment company rules discussed below, a U.S. Holder must include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it.  The dividend is taxable to the holder when the holder (in the case of Ordinary Shares) or the depositary (in the case of ADSs) receives the dividend, actually or constructively.

Except as described below, dividends paid to a non–corporate U.S. Holder of our Ordinary Shares or ADSs before January 1, 2011 would be “qualifying dividends” to such holder.  Qualifying dividends are taxed at the rates applicable to long–term capital gains (generally at a maximum rate of 15%).  However, dividends will not be qualifying dividends (and will be taxed at ordinary income rates) if (i) the holder fails to hold the Ordinary Shares or ADSs for at least 61 days during the 120 day period beginning 60 days before the ex–dividend date; or (ii) the IRS determines that the USDTA is not a comprehensive income tax treaty that entitles our dividends to qualifying dividend treatment and our Ordinary Shares or ADSs are no longer readily tradable on an established securities market in the United States.

In the case of a corporate U.S. Holder, dividends on Ordinary Shares and ADSs are taxed as ordinary income and will not generally be eligible for the dividends received deduction generally allowed to U.S. corporations for dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non–taxable return of capital to the extent of the holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, Australian tax withheld in accordance with the USDTA and paid over to Australia will be either deductible from the U.S. Holder's gross income or creditable against the taxpayer’s U.S. federal income tax liability.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate.  To the extent a refund of the tax withheld is available to a U.S. Holder under Australian law or under the USDTA, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the U.S. and will generally will be “passive income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Passive Foreign Investment Company Status

Although we believe that we will not be a PFIC for the taxable year ending 2008 and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors.  Some of these factors are beyond our control, and we cannot assure you that we will not be or have not been a PFIC.

A non–U.S. corporation will be classified as a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income.  Whether or not we will be classified as a PFIC in any taxable year is a factual determination and will depend upon our assets, the market value of our Ordinary Shares, and our activities in each year and is therefore subject to change.

If we are a classified as a PFIC for any taxable year, the so–called “interest charge regime” of Code Section 1291 will apply to any U.S. Holder of Ordinary Shares or ADSs that does not make a mark–to–market or qualifying electing fund election, as described below.  Under the interest charge regime, (i) any gain the U.S. Holder realizes on the sale or other disposition of the Ordinary Shares or ADSs (possibly including a gift, exchange in a corporate reorganization, or grant as security for a loan) and any “excess distribution” that we make to such holder (generally, any distributions to such holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or, if shorter, such holder’s holding period for the Ordinary Shares or ADSs), will be treated as ordinary income that was earned ratably over each day in such holder’s holding period for the Ordinary Shares or ADSs; (ii) the portion of such gain or distribution that is allocable to prior taxable years will, with certain exceptions, be subject to tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to such holder; and (iii) the interest charge generally applicable to underpayments of tax will be imposed with respect of the tax attributable to each such year.

If we are classified as a PFIC for any taxable year and our Ordinary Shares or ADSs are treated as “marketable securities” under applicable U.S. Treasury Regulations, a U.S. Holder may avoid the interest charge regime by making a valid “mark–to–market” election with respect to the Ordinary Shares or ADSs.  If a valid mark–to–market election is made, the electing U.S. Holder generally (i) will be required to recognize as ordinary income an amount equal to the difference, if any, between the fair market value of the Ordinary Shares or ADSs and the holder’s adjusted tax basis in such Ordinary Shares or ADSs at the close of each taxable year, and (ii) if the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs exceeds their fair market value, will be allowed to deduct the excess as an ordinary loss to the extent of the net amount of income previously included as a result of the mark–to–market election.  A U.S. Holder’s basis in its Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark–to–market election, and any gain or loss on the disposition of Ordinary Shares or ADSs will generally be ordinary income, or, to the extent of previously included mark–to–market inclusions, ordinary loss.  Each U.S. Holder must make their own mark–to–market election.  Once made, the election cannot be revoked without the consent of the Internal Revenue Service unless the Ordinary Shares or ADSs cease to be marketable securities.  Under applicable U.S. Treasury Regulations, marketable securities includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market.  Because our Ordinary Shares are traded on the Australian Stock Exchange and our ADSs will be traded on the Nasdaq National Market if and when listed thereon, we expect the Ordinary Shares and ADSs to be treated as “regularly traded,” and a U.S. Holder should be able to make a mark–to–market election.  However, no assurance that our Ordinary Shares or ADSs will be marketable securities can be given.

The interest charge regime would not apply to any U.S. Holder who is eligible for and timely makes a valid “qualifying electing fund” (“QEF”) election, in which case such holder would be required to include in income on a current basis such holder’s pro rata share of our ordinary income and net capital gains.  However, a QEF election is valid only if we provide certain annual information to our shareholders.  We have not decided at this time whether we will provide such annual information and thus it is possible that U.S. Holders will not be able to make a valid QEF election with respect to our Ordinary Shares and ADSs.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.  In general, these rules allocate creditable foreign taxes over the U.S. Holder’s holding period for Ordinary Shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

In addition to the special PFIC tax regime, dividends paid on shares of a PFIC are not eligible for the reduced rate of taxation of dividends received by non–corporate U.S. Holders on shares of qualifying corporations for purposes of the Jobs and Growth Tax Relief Reconciliation Act of 2003.  Instead, dividends paid on shares of a PFIC are taxed at the higher rates applicable to items of ordinary income.  If we are a PFIC for any taxable year, U.S. Holders who acquire Ordinary Shares or ADSs from decedents could be denied the step–up in the tax basis for such Ordinary Shares or ADSs that would have been available if were not a PFIC.

If we are a PFIC in a taxable year and own shares in another PFIC (a “lower–tier PFIC”), a U.S. Holder also will be subject to the interest charge regime with respect to its indirect ownership of the lower–tier PFIC.  The mark–to–market election would not be available for any indirect ownership of a lower–tier PFIC.  A QEF election can be made for a lower–tier PFIC, but only if we provide the U.S. Holder with the financial information necessary to make such an election.

U.S. Holders who own Ordinary Shares or ADSs during any year in which we are a PFIC must file IRS Form 8621 with their U.S. federal income tax return for each year in which such holder owns Ordinary Shares or ADSs, even if we subsequently would not be considered a PFIC.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to Ordinary Shares or ADSs and proceeds from the sale, exchange, redemption, or other disposition of Ordinary Shares or ADSs may be subject to information reporting to the IRS and U.S. backup withholding.  Certain exempt recipients, including corporations, are not subject to these information reporting requirements.  Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and who makes any other required certification.  U.S. persons who are required to establish their exempt status generally must provide to us or our depositary an IRS Form W–9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

We have filed this Annual Report on Form 20–F with the SEC, under the Securities and Exchange Act of 1934, as amended.  You may read and copy all or any portion of this Annual Report or other information in the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549.  You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC.  Please call the SEC at 1–800–SEC–0330 for further information on the operation of the public reference rooms.  The SEC maintains a web site (http://www.sec.gov) that contains all of our filings with the SEC.  The documents concerning us may also be viewed at our offices in Lakewood, Colorado during normal business hours.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

Commodities Price Risk.  Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas.  These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control.  Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions.  It is impossible to predict future oil and natural gas prices with any degree of certainty.  Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically.  Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities.

In order to protect the Company from the uncertainty associated with gas prices, we have entered into a fixed forward swap with contract with Macquarie Bank Limited on September 19, 2006 with respect to natural gas indexed at CIG for US$6.03 per MMBTU.  The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2008	25,000 MMBTU
January 2009 to October 2009	20,000 MMBTU

On February 20, 2007, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with response to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

On May 3, 2008, the Company unwound 5,000 mcf per months of its US$6.03 fixed forward swap with Macquarie Bank Limited from January 2009 to October 2009 at a cost of US$60,000.

Impact of a change in oil and gas prices for the year ended June 30, 2008

	A$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $910,026	Decrease by 29.45
Decrease of 10 % in oil and gas prices	Increase by $910,026	Increase by 29.45

Impact of a change in oil and gas prices for the year ended June 30, 2007

	A$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $1,130,573	Decrease by 43.43
Decrease of 10 % in oil and gas prices	Increase by $1,130,573	Increase by 43.43

Impact of a change in oil and gas prices for the year ended June 30, 2006

	A$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $548,575	Decrease by 2.12
Decrease of 10 % in oil and gas prices	Increase by $548,575	Increase by 2.12

Interest Rate Risk.  We have minimal interest rate risk as our long–term indebtedness have a fixed rate interest rate.

Foreign Currency Risk.  We have one controlled subsidiary based in the United States.  The functional currency of this subsidiary is US$.  As a result of this significant investment in operations in the United States, our financial condition can be affected significantly by movements in the US$/A$ exchange rates.  We have managed some of this risk by borrowing funds to finance a portion of this investment in US$.  The majority of our material revenue and expenses are also incurred in US$, thereby creating a natural hedge for the Company and minimizing our foreign current risk

As the Company’s embedded derivative is valued using USD inputs, movements in the AUD:USD foreign currency rate will have an effect on the valuation of the embedded derivative.  As at balance date if foreign exchange rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax profit Higher/(Lower)
	2008 $	2007 $
Consolidated
AUD:USD +3%	141,704	(192,411)
AUD:USD -10%	264,944	(295,371)

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “1934 Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

The management of the Company, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the Company’s disclosure controls and procedures, pursuant to 1934 Act Rules 13a-15(e) or 15d-15(e) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee financial expert.

The Company's Board of Directors has determined that Dr Victor Rudenno is the Audit Committee's  "financial expert" and that he is an independent director, each within the meaning of the rules of the Securities and Exchange Commission and the NYSE Alternext.

Item 16B.	Code of Ethics.

The Company has adopted a code of ethics that applies to all of the Company's employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Code of Ethics and Business Conduct for Employees is available on the Company's website at www.samsonoilandgas.com.

Item 16C.	Principal Accountant Fees and Services.

The following presents fees for professional audit services rendered by Ernst & Young for the audit or review of the Company’s financial statements for the years ended June 30, 2008 and June 30, 2007, and fees billed for other services rendered by Ernst & Young during those periods.

Audit Fees.  The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2008 and 2007 were $ 870,863 and $780,538, respectively.

Audit Related Fees.  The Company did not incur any Audit Related Fees in 2008 or 2007.

Tax Fees.  The Company incurred fees totaling $19,000 and $34,973 during the fiscal years ended June 30, 2008 and 2007, respectively, for the professional services rendered by the Company’s principal accountant for tax compliance, tax advice and tax planning.

All Other Fees.  The Company did not incur any additional fees during the fiscal years ended June 30, 2008 and 2007, respectively for products and services rendered by the Company’s principal accountant.

All fees incurred by the Company in relation to its principal accountant are approved by the audit committee prior to the expenditure being incurred.

At the Company’s Annual General Meeting held on November 19, 2008 shareholders approved the change of auditors from Ernst & Young to PricewaterhouseCoopers, effective the year ended June 30, 2009.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.	Financial Statements

The Financial Statements of the Company and the relevant Report of Independent Registered Public Accounting Firm and Reports of Independent Auditors are included on pages F–1 through F–56 of this Form 20–F.

The following Financial Statements have been included:

Page	Samson Oil & Gas Limited
F-1	Report of Independent Registered Public Accounting Firm– Ernst & Young LLP
F-2	Report of Independent Registered Public Accounting Firm– Ernst & Young
F-3	Consolidated Income Statements for the years ended June 30, 2008, 2007 and 2006
F-4	Consolidated Balance Sheets at June 30, 2008 and 2007
F-5	Consolidated Cash Flow Statements for years ended June 30, 2008, 2007 and 2006
F-6	Consolidated Statements of Changes in Equity for the years ended June 30, 2008, 2007 and 2006
F-7	Notes to the Consolidated Financial Statements

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Constitution of Samson Oil & Gas Limited. (1)
4.1	Syndicated Convertible Loan Facility Agreement dated May 26, 2006, between Macquarie Bank Limited and Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (1)
4.2	Security Trust Deed dated May 2006, between Macquarie Bank Limited, Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (1)
4.3	Purchase and Sale Agreement dated March 6, 2006 between Samson Oil & Gas USA Inc., Stanley Energy Inc., and Stanley Energy W., Inc. (1)
4.4	Settlement Agreement dated October 17, 2006, between Kestrel Energy, Inc. and Dissenting Shareholders. (1)
4.5
Letter Agreement dated August 9, 2007, between Macquarie Bank Limited and Samson Oil & Gas USA, Inc. and Samson Oil & Gas Limited, amending that certain Syndicated Convertible Loan Facility Agreement dated May 26, 2006. (1)

4.6	Consultancy Agreement dated December 1, 2005, between Samson Oil & Gas Limited and Arndt Energy Limited. (1)
4.7	Letter Agreement, dated July 1, 2006, between Samson Oil & Gas Limited and Arndt Energy Limited, amending the Consultancy Agreement, dated December 1, 2005. (1)
4.8	Employment Agreement, effective at July 1, 2007, between Samson Oil and Gas USA, Inc. and Robyn Lamont. (1)
4.9	Employment Agreement, effective at October 1, 2007, between Samson Oil and Gas USA, Inc. and Robert Gardner. (1)
4.10	Deposit Agreement between Samson Oil & Gas Limited and The Bank of New York. (2)
4.11	Employment Agreement, effective at April 1, 2008, between Samson Oil and Gas USA, Inc. and David Ninke (3)
4.12	Purchase and Sale Agreement, dated May 6, 2008, between Samson Oil and Gas USA, Inc. and Kaiser Francis-Anadarko Limited Partnership (3)
8.1	List of Subsidiaries*
11.1	Code of Ethics and Business Conduct with Employees*
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of the Principal Executive Officer pursuant to 18 USC 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Principal Financial Officer pursuant to 18 USC 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of MHA Petroleum Consultants, Inc.*
15.2	ISDA Master Agreement dated August 30, 2006 between Samson Oil and Gas USA, Inc. and Macquarie Bank Limited (3)
15.3	Schedules to ISDA Master Agreement dated August 30, 2006 between Samson Oil and Gas USA, Inc. and Macquarie Bank Limited (3)

*	Filed with this Annual Report.
(1)	Incorporated by reference to the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on July 13, 2007 and amended on Form 20-F/A.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-6, filed with the SEC on July 13, 2007.
(3)	Incorporated by reference to the Company's Registration Statement on Form F-1, filed with the SEC on July 6, 2007, as amended.

INDEPENDENT AUDIT REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Samson Oil & Gas Limited

We have audited the accompanying consolidated balance sheet of Samson Oil & Gas Limited (the Company) and its subsidiaries as of June 30, 2008, and the related consolidated statements of income, changes in equity, and cash flows for the year ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Samson Oil & Gas Limited and its subsidiaries as of June 30, 2008 and the consolidated results of their operations and their cash flows for the year ended June 30, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young LLP
Denver, CO

December 16, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Samson Oil & Gas Limited

We have audited the accompanying consolidated balance sheet of Samson Oil & Gas Limited and its controlled entities (the Company) as of June 30, 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years in the period ended June 30, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Samson Oil & Gas Limited and its controlled entities as of June 30, 2007 and the consolidated results of their operations and their cash flows for each of the two years in the period ended June 30, 2007 in conformity with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Ernst & Young
Perth, Australia

November 21, 2007

INCOME STATEMENT
for the year ended 30 June 2008

INCOME STATEMENT

		Consolidated Entity
	Note	2008 $	2007 $	2006 $
Continuing Operations
Revenue
Sale of oil and gas	3(a)	8,131,851	8,639,137	3,742,529
Finance income	3(a)	73,704	185,620	300,635
Total Revenue		8,205,555	8,824,757	4,043,164

Cost of Sales		(3,814,861)	(5,713,820)	(4,453,988)

Gross Profit		4,390,694	3,110,937	(410,825)

Other Income	3(a)	1,908,777	3,039,464	2,832,170

Exploration and evaluation expense		(2,937,673)	(793,345)	(5,244,288)
General and administrative expenses	3(b)	(8,123,178)	(5,223,419)	(5,448,884)
Reversal of impairment	3(e)	4,703,774	781,972	(13,669,094)
Finance costs	3(c)	(3,471,568)	(3,736,900)	(599,613)

Loss from continuing operations before income tax		(3,529,174)	(2,821,291)	(22,540,534)

Income tax expense	4	—	—	—

Loss from continuing operations after income tax for the period		(3,529,174)	(2,821,291)	(22,540,534)

Discontinued Operations
Profit/(loss) from discontinued operations after income tax	32	439,849	218,283	(3,145,056)

Net loss for the period		(3,089,325)	(2,603,008)	(25,685,590)

Atributable to:
Minority interest		—	—	(253,417)
Member of parent		(3,089,325)	(2,603,008)	(25,432,173)

Net loss for the period		(3,089,325)	(2,603,008)	(25,685,590)

Loss per share from continuing operations

Basic (loss) per share (cents)	25	(1.74)	(1.47)	(21.66)
Diluted (loss) per share (cents)	25	(1.74)	(1.47)	(21.66)

Loss per share

Basic (loss) per share (cents)	25	(1.52)	(1.36)	(24.43)
Diluted (loss) per share (cents)	25	(1.52)	(1.36)	(24.43)

The income statement should be read in conjunction with the accompanying notes

BALANCE SHEET
As at 30 June 2008

BALANCE SHEET

		Consolidated Entity
	Note	2008 $	2007 $

Current assets
Cash and cash equivalents	6	2,788,075	3,985,991
Trade and other receivables	7	1,935,267	1,875,479
Investments held for trading	8	180,590	552,859
Prepayments		1,268,352	1,107,394
Restricted cash	11	—	1,354,448
Total current assets		6,172,284	8,876,171

Non-current assets
Restricted cash	11	151,573	171,699
Trade and other receivables	7	31,823	—
Plant and equipment	9	2,061,651	2,884,845
Exploration and evaluation assets	10	4,781,125	5,411,690
Oil and gas properties	12	41,681,090	46,343,369
Total non-current assets		48,707,262	54,811,603
Total assets		54,879,546	63,687,774

Current liabilities
Trade and other payables	13	826,113	2,901,166
Derivative financial instruments	18	5,081,164	262,513
Provisions	14	136,465	93,051
Total current liabilities		6,043,742	3,256,730

Non-current liabilities
Convertible notes	15	13,416,217	17,697,138
Derivative financial instruments	18	411,667	3,421,277
Provisions	14	717,024	1,168,414
Total non-current liabilities		14,544,908	22,286,829
Total Liabilities		20,588,650	25,543,559

Net assets		34,290,896	38,144,215

Equity

Contributed equity	16	72,716,545	69,347,605
Accumulated losses	17	(32,048,707)	(28,959,382)
Reserves	16	(6,376,942)	(2,244,008)
Total equity		34,290,896	38,144,215

The balance sheet should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENT
for the year ended 30 June 2008

CASH FLOW STATEMENT

		Consolidated Entity
	Note	2008 $	2007 $	2006 $

Cash flows from operating activities
Receipts from customers		8,828,558	10,357,077	4,609,517
Cash received from commodity derivative financial instruments		398,215	522,063	—
Payments to suppliers & employees		(8,046,362)	(9,148,016)	(4,823,955)
Interest received		72,440	208,543	273,661
Payment to close out swap position		(66,927)	—	—
Interest paid		(2,106,254)	(2,436,855)	(263,690)
Net cash flows (used in) operating activities	22(b)	(920,330)	(497,188)	(204,467)

Cash flows from investing activities
Proceeds from sale of listed shares		353,689	175,412	2,546,078
Purchase of listed shares		—	(5,000)	—
Payments for plant & equipment		(546,042)	(1,418,087)	(3,166,620)
Proceeds from sale of properties		5,867,262	—	—
Payments for exploration and evaluation		(3,037,516)	(793,345)	(5,244,288)
Payments for oil and gas properties		(2,565,247)	(6,410,005)	(41,359,641)
Payments for acquisition of minority interest		(96,497)	(835,023)	—
Net cash flows (used in) investing activities		(24,351)	(9,286,048)	(58,427,679)

Cash flows from financing activities
Proceeds from issue of share capital		3,379,077	—	42,637,182
Repayment of borrowings		(3,279,421)	—	(1,908,431)
Proceeds from borrowings		—	—	27,754,900
Payments for costs associated with capital raising		(10,137)	(1,231,450)	(875,950)
Net cash flows from/(used in) financing activities		89,519	(1,231,450)	67,142,595

Net (decrease)/increase in cash held		(855,162)	(11,014,686)	8,510,449
Cash at the beginning of the period		3,985,991	15,628,126	6,708,181
Net foreign exchange differences		(342,754)	(627,449)	409,496
Cash at the end of the period	22(a)	2,788,075	3,985,991	15,628,126

The cash flow statement should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2008

STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
CONSOLIDATED	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Equity Reserve	Share Based Payments Reserve	Total	Minority Interests	Total Equity
	$	$	$	$	$	$		$

At 1 July 2007	69,347,605	(28,959,382)	(3,580,428)	(1,373,063)	2,709,483	38,144,215	—	38,144,215
Currency translation differences	—	—	(4,518,928)	—	—	(4,518,928)	—	(4,518,928)
Loss for the period	—	(3,089,325)	—		—	(3,089,325)	—	(3,089,325)
Total income/(expense) for the period	—	(3,089,325)	(4,518,928)	—	—	(7,608,253)	—	(7,608,253)
Share Based Payments	—	—	—	—	385,994	385,994	—	385,994
Issue of share capital	3,379,077	—	—	—	—	3,379,077	—	3,379,077
Share issue costs	(10,137)	—	—	—	—	(10,137)	—	(10,137)
At 30 June 2008	72,716,545	(32,048,707)	(8,099,356)	(1,373,063)	3,095,477	34,290,896	—	34,290,896

At 1 July 2006	69,366,304	(26,356,374)	2,360,284	200,397	2,414,695	47,985,306	—	47,985,306
Currency translation differences	—	—	(5,940,712)	—	—	(5,940,712)	—	(5,940,712)
Loss for the period	—	(2,603,008)	—	—	—	(2,603,008)	—	(2,603,008)
Total income/(expense) for the period	—	(2,603,008)	(5,940,712)	—	—	(8,543,720)	—	(8,543,720)
Acquisition of minority interest	—	—	—	(1,573,460)	294,788	(1,278,672)	—	(1,278,672)
Share issue costs	(18,699)	—	—	—		(18,699)	—	(18,699)
At 30 June 2007	69,347,605	(28,959,382)	(3,580,428)	(1,373,063)	2,709,483	38,144,215	—	38,144,215

At 1 July 2005	25,223,584	(1,146,201)	188,079	(22,459)	—	24,243,003	4,071,142	28,314,145
Adoption of AASB 132 and AASB 139	—	222,000	—	—	—	222,000	—	222,000
Currency translation differences	—	—	2,172,205	—	—	2,172,205	29,504	2,201,709
Loss for the period	—	(25,432,173)	—	—	—	(25,432,173)	(253,417)	(25,685,590)
Total income/(expense)	—	(25,210,173)	2,172,205	—	—	(23,037,968)	(223,913)	(23,261,881)
Acquisition of minority interest	3,624,373	—	—	222,856	—	3,847,229	(3,847,229)	—
Share based payments	—	—	—	—	2,414,695	2,414,695	—	2,414,695
Issue of share capital	43,276,587	—	—	—	—	43,276,587	—	43,276,587
Share issue costs	(2,758,240)	—	—	—	—	(2,758,240)	—	(2,758,240)
At 30 June 2006	69,366,304	(26,356,374)	2,360,284	200,397	2,414,695	47,985,306	—	47,985,306

The statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1.      CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited (“the Company”) for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of the directors on 29 September 2008.  The financial report includes financial statements for the consolidated entity comprised of Samson Oil & Gas Limited and its 100% owned subsidiary Samson Oil & Gas USA, Inc. (“the Group”).

Samson Oil & Gas Limited is a Company limited by shares incorporated in Australia whose shares are publicly traded on the Australian stock exchange.

The nature of the operations and principal activities of the Company are described in Note 21 Segment Reporting.

NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with accounting standards and other mandatory financial reporting requirements in Australia. The financial report has also been prepared on a historical cost basis, except for assets held for trading and derivative instruments, which have been measured at fair value.

The financial report is presented in Australian Dollars.

Comparative information has been restated in order to be consistent with the current period presentation. Specifically:

•
In the segment information disclosure, finance costs of  $3,736,900 that were disclosed in the segment result for the United States of America in 2007 have been reclassified to ‘unallocated’ as the primary operation of this segment is not of a financial nature.

•
The embedded derivatives in the convertible notes in the consolidated entity have been separately presented from the host contract and classified according to their contractual terms. Accordingly, the $3,104,073 included in the convertible notes liability in the comparative period for the consolidated entity has been reclassified to derivative financial instruments as a non-current liability.

a)	Compliance Statement

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

b)	New accounting standards and interpretations

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ending 30 June 2008.  These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Company financial report*	Application date for Company*
AASB 8 and AASB 2007-003/IFRS 8	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 Segment Reporting (IAS 14 Segment Information), which adopts a management reporting approach to segment reporting.	1 January 2009
AASB 8/IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Company’s financial statements. The amendments may have an impact on the Company’s segment disclosures.
1 July 2009

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Reference	Title	Summary	Application date of standard*	Impact on Company financial report*	Application date for Company*
AASB 123 (Revised) and AASB 2007-6/IAS 23 (Revised)	Borrowing Costs and consequential amendments to other Australian Accounting Standards	The amendments to AASB 123 (IAS 23) require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009
Currently, the Company expenses all borrowing costs.  Under the revised standard, the Company will be required to capitalise borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset.
1 July 2009
AASB 101 (Revised) and AASB 2007-8/IAS 1 (Revised)	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards
Introduces a statement of comprehensive income.  Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.
1 January 2009
These amendments are only expected to affect the presentation of the Company’s financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report.  The Company has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.
1 July 2009
AASB 3 (Revised)/IFRS 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations.	1 July 2009
The Company may enter into some business combinations during the next financial year and may therefore consider early adopting the revised standard.  The Company has not yet assessed the impact of early adoption, including which accounting policy to adopt.
1 July 2009
AASB 127 (Revised)/IAS 27 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009
If the Company changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill (where recorded), nor will it give rise to a gain or loss in the Company’s income statement.
1 July 2009
AASB 2008-3/IFRS 3 (Revised) and amended IAS 27	Amendments to Australian Accounting Standards arising from AASB 3 (IFRS 3) and AASB 127 (IAS 27)	Amending standard issued as a consequence of revisions to AASB 3 (IFRS 3) and AASB 127 (IAS 27).	1 July 2009	Refer to AASB 3 (Revised)/ IFRS 3 (Revised) and AASB 127 (Revised)/ amended IAS 27 above.	1 July 2009

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Reference	Title	Summary	Application date of standard*	Impact on Company financial report*	Application date for Company*
Amendments to International Financial Reporting standards AASB 2008-7	Amendments to Australian Accounting Standards (IFRS) - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
The main amendments of relevance to Australian entities are those made to IAS 27 deleting the ‘cost method’ and requiring all dividends from a subsidiary, jointly controlled entity or associate be recognized in profit or loss in an entity’s separate financial statements (i.e., parent company accounts).  The distinction between pre- and post- acquisition profits is no longer required.  However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

AASB 127 (IAS 27) has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganizations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.
1 January 2009
Recognising any dividends received from subsidiaries, jointly controlled entities and associates as income will likely give rise to greater income being recognized by the parent entity after adoption of these amendments.

In addition, if the Company enters into any Company re-organisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a ‘carry-over basis’ rather than at fair value.
1 July 2009
Amendments to International Financial Reporting Standards AASB 2008-5 and AASB 2008-6	Amendments to Australian Accounting Standards arising from the Annual Improvement Project/Improvements to IFRS
The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRS.  The IASB has separated the amendments into two parts: Part I deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.
			1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.	The Company has not yet determined the extent of the impact of the amendments, if any.	1 July 2009
Interpretation 16/IFRIC 16	Hedges of a Net Investment in a Foreign Operation
This interpretation proposes that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches.
			1 January 2009	The Interpretation is unlikely to have any impact on the Company since it does not significantly restrict the hedged risk or where the hedging instrument can be held.	1 July 2009

*	designates the beginning of the applicable annual reporting period unless otherwise stated.
Adoption of new accounting standard
The Company has adopted AASB 7 Financial Instruments; Disclosures (IFRS 7) and all consequential amendments which became applicable on 1 July 2007. The adoption of this standard has only affected the disclosures in these financial statements.  There has been no affect on profit and loss or the financial position of the entity.

c)	Basis of consolidation

The consolidated financial statements comprise the financial statements of Samson Oil & Gas Limited and its subsidiaries (‘the Company’) as at 30 June each year.

The financial statements of subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Investments in subsidiaries held by Samson Oil & Gas Limited are accounted for at cost in the separate financial statements of the parent entity

Minority interests not held by the Company are allocated their share of net profit after tax in the income statement and are presented within equity in the consolidated balance sheet, separately from parent shareholders’ equity.

Acquisitions of minority interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognized in equity.

d)	Significant accounting judgments, estimates and assumptions

Significant accounting judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements.  Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses.  Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the varying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made.  Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results of the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Exploration and evaluation

The Company’s accounting policy for exploration and evaluation is set out in Note 2 (q).  The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found.  Any such estimates and assumptions may change as new information becomes available.  If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the Income Statement.

When assessing whether deferred exploration expenditure should be carried forward from the prior year  the Company reviews each project on an individual basis, taking into account but not limited to  the ongoing activity in relation to that field, including any new agreements or contracts entered into during the year and the Company’s  near future plans for the field or prospect.

Under IFRS and Australian Accounting Standards, companies are permitted to include cash paid for exploration expenditure in either the cash flow from operating activities or cash flow from investing activities.  The Company believes that exploration expenditures are incurred with the intent of making further investment decisions and are not directly related to the revenue producing activities of the Company and are therefore more appropriately presented as investing activities.

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value is determined using a binomial option pricing model.

The value of equity-settled transactions with other service providers, excluding employees, are measured based on the value of the service received by the Company.  If a value for this can not be reasonably measured, the value will be measured by reference to the fair value of the equity instruments at the date services are provided.  The Company also uses a binomial options pricing model to determine this fair value, where appropriate.

Impairment of Assets

In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates.  For oil and gas properties, expected future cash flow estimation is based on proved reserves, future production profiles, commodity prices and costs.   The estimates of future cash flows are made as at each balance date, using the price estimates from the forward curve as at that date.

The carrying value of oil and gas properties and lease and well equipment as at 30 June 2008 is $43,489,825 (2007:$48,955,880).

Subsequent to year end, there has been a decrease in the commodity prices which may have an impact on the future valuation of the oil and gas properties and lease and well equipment.  Refer to Note 13 for further details.

Restoration obligations

The Company estimated the future removal costs of oil and gas wells and production facilities at the time of installation of the assets.  In most instances, the removal of assets will occur many years into the future.  This requires judgmental assumptions regarding removal data, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating future cost, future removal technologies in determining the removal cost, and liability specific discount rates to determine the present value of these cash flows.  For more detail regarding the policy in respect of the provision for restoration refer to Note 2 (v).

Restoration obligations provided for as at 30 June 2008 are $716,040 (2007: $1,136,097).

Reserves estimates

Estimates of recoverable quantities of proven reserves, that are used to review the carrying value of oil and gas properties, include assumptions regarding commodity prices, exchange rates, discount rates, production and transportation costs for future cash flows.  It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries.  The economic, geological and technical factors we use to estimate reserves may change from period to period.  Changes in reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in estimated future cash flows.  Reserves are integral to the amount of depreciation, depletion, amortization and impairment charged to the income statement.

Reserves estimates are prepared by internal engineers and external independent third parties in accordance with guidelines prepared by the Society of Petroleum Engineers.  The reserve estimates as at 30 June 2008 were prepared internally by Mr Robert Gardner – Vice President – Engineering. The reserve estimates as at 30 June 2007 were prepared by MHA Petroleum Consultants, Inc, an external independent engineering firm.

Units of production method of depreciation and amortisation

The Company applies the units of production method for depreciation of its oil and gas properties and assets based on hydrocarbons produced. These calculations require the use of estimates and assumptions.  Significant judgment is required in assessing the available reserves and future production associated with the assets to be depreciated under this method.  Factors that must be considered in determining reserves and future production are the Company’s history of exploiting reserves and the relevant time frames, markets and future developments.  When these factors change or become known in the future, such differences will impact pre-tax profit and carrying values of assets.  It is impracticable to quantify the effect of these changes in these estimates and assumptions in future periods.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Fair value of derivative financial instruments

The Company measures the fair value of derivative financial instruments with reference to the discounted expected future cash flows associated with that instrument.

Embedded Derivative

The Company measures the value of its embedded derivative using a binomial option pricing model at balance date.  The assumptions used in this valuation are detailed in Note 15.

e)	Revenue Recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

The following specific recognition criteria must also be met before revenue is recognised:

Sale of oil and gas

Revenue is recognised when the significant risks and rewards of ownership of the product have passed to the buyer and the amount of revenue can be measured reliably.  Risks and rewards are considered to have passed to the buyer at the time of delivery of the product to the customer.

Gas imbalances occur when the Company sells more or less than its entitled ownership percentage of total gas production.  Any amount received in excess of the Company’s share is treated as a liability.  If the Company receives less than its entitled share, the underproduction is recorded as a receivable.

Interest income

Revenue is recognised as the interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimates of future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividend income

Revenue is recognised when the Company’s right to receive the payment is established.

f)	Borrowing Costs

Borrowing costs are recognised as an expense when incurred.

g)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Company as lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.  Operating lease incentives are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

h)	Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.  Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

Cash and cash equivalents exclude restricted cash.

i)	Restricted cash

If the Company operates a well, it may be required to request the funds from its partners prior to the commencement of the project.  In this instance, the money will be held as restricted cash until such time it is applied to a partner's costs for that project or returned to the partner, should the project not go ahead.

j)	Trade and other receivables

Trade receivables, which generally have 30-90 day terms are recognized initially at fair value and subsequently measured at amortised cost less an allowance for any uncollectible amounts.  Due to their short term nature, they are not discounted.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An impairment provision is recognized when there is objective evidence that the Company will not be able to collect the receivable.  Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment.  The amount of impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

k)	Prepayments

Prepayments relate to certain goods and services whereby the payment has been made and the resultant benefit is derived over future periods.

l)	Foreign currency translation

(i) Functional and presentation currency

Both the functional and presentation currency of Samson Oil & Gas Limited is Australian Dollars. The functional currency of Samson Oil & Gas USA, Inc is United States Dollars.  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(ii)Transaction and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance date.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

All exchange differences in the consolidated financial report are taken to profit or loss.

(iii) Translation of Company Companies functional currency to presentation currency

The results of the United States subsidiaries are translated into Australian Dollars using the average exchange rate for each month.  Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognized in the foreign currency translation reserve in equity.

m)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance date.

Deferred income tax is provided on all temporary differences at the balance date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•
when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of  unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised except:

•
when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit or loss; or

•
when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets are reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance date.

Income taxes relating to items recognised directly in equity are recognised in equity and not profit and or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

n)	Other taxes

Revenues, expenses and assets are recognised net of the amounts of GST except:

•
when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

o)	Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.  Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred.  Similarly, when each major inspection is performed its cost is recognised in the carrying amount of plant and equipment as a replacement only if it is eligible for capitalisation.  All other repairs and maintenance are recognized in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Furniture and fittings – over two to five years
Lease and well equipment – over the life of the reserve – approximated using the units of production method

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Derecognition and disposal

An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit or loss in the year the asset is derecognised.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

p)	Oil and gas properties

Oil and gas properties include capitalised project expenditure and development expenditure.

The Company uses the units of production method to amortise costs carried forward in relation to its oil and gas properties.  For this approach, the calculations are based on proved and probable reserves as determined by our reserves determination.

Impairment on the carrying value of oil and gas properties is based on proved and probable reserves and is assessed on a field by field basis.

q)	Exploration and evaluation assets

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting.  The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period in which it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalized as intangible exploration and evaluation assets. The costs of wells are initially capitalized pending the results of the well.

An area of interest refers to an individual geographical area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual oil or gas field.

This means all exploration and evaluation costs, including general permit activity, geological and geophysical costs are expensed as incurred except where:

•	the expenditure or asset acquired relates to an exploration discovery, that at balance date, the assessment of whether or not an economically recoverable reserve is not yet complete; or

•	it is expected that the expenditure or asset acquired will be recouped through successful exploitation, or alternatively, by its sale.

Exploration costs are classified as cash flows from investing activities in the Cash Flow Statement.

Exploration and evaluation assets are assessed for impairment when facts and circumstances indicate that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount.  When assessing for impairment consideration is given to but not limited to the following:

•	the period for which the Company has the right to explore
•	planned and budgeted future exploration expenditure
•	activities incurred during the year
•	activities planned for future periods

r)	Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorized as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets.  The classification depends on the purpose for which the investments were acquired.  Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognized initially, they are measured at fair value, plus in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and Derecognition
All regular way purchases of and sales of financial assets are recognised on the trade date (i.e. the date that the Company commits to purchase the asset), regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place.  Financial assets are derecognized when the right to receive cash flows from the financial assets have expired or been transferred.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(i) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category ‘financial assets at fair value through profit or loss’.  Financial assets are classified as held for trading in that they are acquired for the purpose of selling in the near term with the intention of making a profit.  Derivatives are also classified as held for trading unless they are designated as effective hedging instruments.  Gains or losses on financial assets held for trading are recognized in profit or loss and the related assets are classified as current assets in the balance sheet.

(ii) Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed determinable payments that are not quoted in an active market.  Such assets are carried at amortised cost using the effective interest rate method.  Gains and losses are recognised in the profit and loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after the balance date, which are classified as non-current.

s)	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of the Company's or assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.  Impairment losses relating to continuing operations are recognized in the income statement.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired assets.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such an indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

t)	Trade and other payables

Trade payables and other payables are carried at amortised cost and due to their short term nature are not discounted. They represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.  The amounts are unsecured and are usually paid within 30 days of recognition.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

u)	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

v)	Restoration costs

The Company records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises.  The nature of restoration activities includes the removal of facilities, abandonment of wells and rehabilitation of affected areas.

Typically, the obligation arises when the asset is installed at the production location.  When the liability is initially recorded, the estimated cost is capitalised by increasing the carrying amount of the related oil and gas properties.  Over time, the liability is increased for the change in present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability.  The unwinding of the discount is recorded as an accretion charge within finance costs.  The carrying amount capitalised in oil and gas properties is depreciated over the useful life of the related asset.

Each year, the Company reviews the estimated restoration costs and the estimated period in which the obligation is likely to occur to ensure that they are appropriate.   The Company also reviews the discount rate to ensure it is still appropriate.  If changing any of these variables results in a decrease or increase in the liability the difference is recorded against the corresponding asset, which is included in oil and gas properties in the Balance Sheet.

Costs incurred that relate to an existing condition caused by past operations, and that do not have a future economic benefit, are expensed.

w)	Employee leave benefits

Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employee’s services up to the reporting date.  They are measured at the amounts expected to be paid when the liabilities are settled.  Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

Long service leave
The liability for long service is recognised in the provision for employee benefits and measured as the fair value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturities and currencies that match, as closely as possible the estimated future cash outflows.

x)	Share-based payment transactions

Equity settled transactions:
The Company provides benefits to employees (including senior executives) of the Company in the form of share based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

A formal employee share or share option scheme has not been developed.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value is determined by reference to the current share price in relation to shares and with the use of a binomial option pricing model in relation to rights to acquire shares, further details of which are given in Note 32.

In valuing equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Samson Oil & Gas Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period, if any, in which the performance and/or services conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of:

I.	The grant date fair value of the award;
II.
The current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

III.	The expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above, less the amounts already charged in previous periods. There is a corresponding entry to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and the new award are treated as they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of the outstanding options is reflected as additional share dilution in the computation of earnings per share.

The expense for share based payments in relation to directors and executives is recognised in the parent entity.

y)	Contributed equity

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

z)	Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

•	costs of servicing equity (other than dividends);
•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

aa)	Joint Ventures

Jointly controlled assets
Interests in jointly controlled assets are reported in the financial statements by including the Consolidated Entity’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

bb)	Business Combination

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired.  Cost is measured as the fair value of the assets given, shares issued or liabilities’ incurred or assumed at the date of exchange plus costs directly attributable to the combination.  Where equity instruments are issued in a business combination, the fair value of the instruments is their published price at the date of the date of the exchange, unless in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value.  Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of the business combination over the net fair value of the Company’s share of the net fair value of the identifiable net assets of the subsidiary is recognised as goodwill.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

cc)	Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risk and returns that are different to those of other business segments.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or segments within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

dd)	Derivative Financial Instruments

The Company uses derivative financial instruments, such as fixed forward swaps to manage price risk.  Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Any gains or losses arising from changes in the fair value are taken directly to the income statement.

ee)	Compound Instruments

The component parts of compound instruments are classified separately as either financial liabilities or equity in accordance with the substance of the contractual arrangement. Derivative features are separately recognised when the risks and characteristics are not closely related to those of the host contract.

Convertible Note
The convertible note is split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represents the Company’s liability for future interest payments and the principal amount. The embedded derivatives represent the value of the foreign currency denominated option that note holders have to convert into ordinary shares in the Company and the early redemption option of the Company.  At the date of issue the component parts are recognised at fair value and in the case of the debt component, net of transaction costs.

Subsequent to initial recognition the debt component of the convertible note is measured at amortized cost. The embedded derivatives are measured at fair value at each balance date, and the change in fair value is recognized in the income statement.

Interest
Interest is classified as an expense consistent with the balance sheet classification of the related debt instrument.

ff)	Discontinued Operations

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction.  They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell.  A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised.  A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale.  The results of discontinued operations are presented separately on the face of the income statement and the assets and liabilities are presented separately on the face of the balance sheet.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 3.      REVENUE AND EXPENSES

		Consolidated Entity
		2008 $	2007 $	2006 $
	Revenue and Expenses from Continuing Operations
a	Revenue
	Sale of oil and gas
	Oil sales	2,705,985	1,988,824	938,163
	Gas sales	4,753,326	5,917,181	2,722,497
	Other liquids	667,586	721,182	81,868
	Other	4,954	11,950	—
		8,131,851	8,639,137	3,742,529
	Finance Income
	Interest income	73,704	185,620	300,635
	Total Revenue	8,205,555	8,824,757	4,043,164

	Other Income
	Movement in fair value of held for trading investments	—	370,271	—
	Gain on cancellation of portion of embedded derivative / options	719,817	—	—
	Movement in fair value of embedded derivative	—	2,117,889	2,708,468
	Gain on fixed forward swaps	388,971	497,636	—
	Gain on financial liabilities carried at amortised cost on re-estimation of cash flows	680,949	—	—
	Other	119,040	53,668	123,702
	Total Other Income	1,908,777	3,039,464	2,832,170

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

		Consolidated Entity
b	General and Administration	2008 $	2007 $	2006 $
	Employee Benefits
	Salary and employee benefits	(1,510,479)	(1,237,122)	(804,309)
	Share based payments	(385,994)	—	(1,769,450)
	Total Employee Expense Benefits	(1,896,473)	(1,237,122)	(2,573,759)

	Other General and Administration
	Foreign exchange losses	(1,270)	—	—
	Consultants’ fees	(446,850)	(711,568)	(761,103)
	Lease payments	(234,505)	(222,282)	(206,765)
	Legal costs	(269,189)	(412,827)	(166,733)
	Assurance, accounting and taxation advice	(933,717)	(799,456)	(395,861)
	Movement in fair value of derivative instruments	(1,571,746)	(588,146)	—
	Travel and accommodation	(279,084)	(344,341)	(354,971)
	Movement in fair value of held for trading investments	(15,442)	—	—
	Movement in fair value of embedded derivative	(1,272,640)	—	—
	Filing and listing fees	(98,037)	(24,998)	(2,951)
	Insurance	(177,039)	(123,415)	(192,455)
	Investor and public relations	(383,291)	(253,695)	(347,708)
	Printing, postage and stationery	(62,071)	(21,123)	(65,904)
	Other	(481,824)	(484,446)	(380,674)
	Total Other General and Administration Expenses	(6,226,705)	(3,986,297)	(2,875,125)
		(8,123,178)	(5,223,419)	(5,448,884)

c	Finance costs
	Unwinding of discount associated with restoration obligation	(10,703)	(19,507)	—
	Amortised borrowing costs	(127,157)	(137,232)	—
	Interest expense	(3,333,708)	(3,580,161)	(599,613)
	Total Finance Costs	(3,471,568)	(3,736,900)	(599,613)

d	Depreciation and amortisation, included in the income statement
	Included in cost of sales:
	Depreciation on lease and well equipment	103,583	151,702	310,060
	Depletion of oil and gas properties	1,112,846	2,494,750	2,398,547
		1,216,429	2,646,452	2,708,607

	Depreciation of furniture and fittings	92,413	70,879	44,003
		1,308,842	2,717,331	2,752,610

e	Significant Items
	Impairment expense	—	—	(13,669,094)
	Net reversal of impairment	4,703,774	781,972	—
	Total Impairment Reversal/(Expense)	4,703,774	781,972	(13,669,094)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

		Consolidated Entity
		2008 $	2007 $	2006 $
f	Included in exploration expenditure
	Dry Hole Costs	2,587,075	—	3,144,943

NOTE 4.       INCOME TAX

Consolidated Entity
	2008 $	2007 $	2006 $
The major components of income tax expense are:
Income statement
Current income tax	—	—	—
Deferred income tax relating to origination & reversal of temporary differences	—	—	—
Income tax expense reported in the income statement	—	—	—

	Consolidated Entity
	2008 $	2007 $	2006 $
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Consolidated Entity’s applicable income tax rate is as follows:
Accounting (loss) before income tax from continuing operations	(3,529,174)	(2,821,291)	(22,540,534)
Profit before tax from discontinued operations	597,580	218,283	(3,145,056)
Total accounting (loss) before income tax	(2,931,594)	(2,603,008)	(25,685,056)
At the Company’s Australian statutory income tax rates of 30% (2007: 30%, 2006: 30%)	(879,478)	(780,902)	(7,705,677)
Expenditure not allowable for income tax purposes	989,573	60,185	6,586,450
Income not assessable for income tax purposes	(481,877)	(589,526)	(744,025)
Effect of US tax rate differential	(134,606)	(326,795)	523,208
Deferred tax assets not brought to account as realisation is not considered probable	664,119	1,637,037	1,340,044
Aggregate income tax	157,731	—	—

Consolidated Entity
	2008 $	2007 $	2006 $
Aggregate income tax expense attributable to:
Continuing operations	—	—	—
Discontinued operations	157,731	—	—
	157,731	—	—

The Company’s income tax expense represents state income tax payable to the state of Oklahoma, USA, in relation to the sale of the Company’s interest in the Amber field located in Oklahoma.  This expense has been recorded as part of the discontinued operations.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Balance Sheet		Income Statement
Consolidated	2008 $	2007 $	2008 $	2007 $	2006 $
Deferred Income Tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Unrealised foreign exchange gains on foreign assets	—	—	—	462,222	(462,222)
Oil and gas properties	198,995	—	213,423	—	—
Loan fees	2,199	3,345	(808)	(2,977)	—
Gross deferred tax liabilities	201,194	3,345

Deferred tax assets
Losses available to offset against future taxable income	10,073,218	11,824,183	573,533	1,512,476	1,921,000
Assets held for trading	10,860	6,342	(4,518)	(437,056)	118,646
Oil and gas properties	—	866,272	820,180	(80,634)	956,872
Share issue costs	41,726	57,493	15,767	(19,713)	6,240
Hedge liability	802,061	226,090	(646,154)	201,220	—
Other	—	29,678	29,678	(456,722)	412,792
Deferred tax assets not brought to account as realisation is not regarded as probable	(10,726,671)	(13,006,713)	(1,001,101)	(1,178,816)	(1,340,044)
Gross deferred tax assets	201,194	3,345

Deferred tax income/(expense)			—	—
Net deferred tax recognised in the balance sheet	—	—

The Company has tax losses carried forward arising in Australia of $5,982,118 (2007: $4,650,921).  The benefit of these losses of $1,794,635 (2007: $1,395,276) will only be obtained in future years if:

i.	the Consolidated Entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realised; and
ii.	the Consolidated Entity has complied and continues to comply with the conditions for deductibility imposed by law; and
iii.	no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit from deduction for the losses.

The Company has Federal net operating losses in the United States of approximately US$21,989,064 (2007: US$21,122,490).  The utilisation of approximately US$13,056,705 (2007: US$13,056,705) is limited to an estimated US$403,194 (2007: US$403,194) per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005.  If not utilised, the tax net operating losses will expire during the period from 2008 to 2026.  Of the US$13,056,705, US$9,023,861 will never be utilised and will expire by June 2025.

The Company has not recognised a deferred income tax asset in relation to these losses as realisation of the benefit is not regarded as probable.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

In addition to the above mentioned Federal carried forward losses in the United States, the Company also has approximately US$10,787,156 (2007: US$10,611,744) of State carried forward tax losses, with expiry dates between June 2008 and June 2022.  A deferred income tax asset in relation to these losses has not been recognised as realization of the benefit is not regarded as probable.

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

NOTE 5.       DIVIDENDS

No dividends have been declared during the year (2007: Nil).

The balance of the franking account at the end of the year was nil (2007: Nil).

NOTE 6.       CASH AND CASH EQUIVALENTS

	Consolidated Entity
	2008 $	2007 $

Cash at bank and on hand	2,788,075	3,985,991

Cash at bank earns interest at floating interest rates based on daily bank deposit rates.

The fair value of cash and cash equivalents held by the consolidated entity is $2,788,075 (2007:$3,985,991).

The fair value of cash and cash equivalents held by the parent entity is $270,910 (2007: $1,962,702).

NOTE 7.       TRADE AND OTHER RECEIVABLES

	Consolidated Entity
	2008 $	2007 $
CURRENT
Trade receivables (i)	1,761,312	1,778,459
Net GST Receivable	13,550	22,784
Other receivables (ii)	160,405	74,236
	1,935,267	1,875,479

(i)	These receivables relate to the sale of oil and gas. They are non-interest bearing, unsecured and are generally on 60-90 day terms.

(ii)	These receivables are non-interest bearing, unsecured and are due for repayment within the next twelve months.

	Consolidated Entity
	2008 $	2007 $

NON CURRENT
Other receivables (iii)	31,823	—
	31,823	—

(iii)	These receivables are non-interesting bearing, unsecured and not due for repayment within the twelve months.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 8.       INVESTMENTS HELD FOR TRADING

	Consolidated Entity
	2008 $	2007 $

CURRENT
At fair value
Shares – listed	180,590	552,859
	180,590	552,859

Held for trading investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

NOTE 9.       PLANT & EQUIPMENT

	Consolidated Entity
	2008 $	2007 $

Office Equipment
Cost	489,310	451,297
Accumulated depreciation	(236,394)	(178,963)
	252,916	272,334

At 1 July, net of accumulated depreciation	272,334	138,302
Additions	105,085	236,535
Disposals	—	—
Depreciation charge for the year	(92,413)	(70,879)
Exchange adjustment	(32,090)	(31,624)
At 30 June, net of accumulated depreciation and impairment	252,916	272,334

Lease and Well Equipment
Cost	2,713,664	3,746,240
Accumulated depreciation andimpairment	(904,928)	(1,133,729)
	1,808,735	2,612,511

At 1 July, net of accumulated depreciation and impairment	2,612,511	2,122,066
Additions	440,954	1,207,000
Disposals	(803,422)	—
Depreciation charge	(178,949)	(331,168)
Exchange adjustment	(262,360)	(385,387)
At 30 June, net of accumulated depreciation and impairment	1,808,735	2,612,511

Total Plant and Equipment	2,061,651	2,884,845

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The useful life of the assets was estimated as follows for both 2008 and 2007:

Office Equipment	Between 3 and 5 years, using the straight line method
Lease and Well Equipment	Amortised over the expected life of the field, usually between 3 and 25 years, using the units of production method.

All plant and equipment is subject to a first charge mortgage by Macquarie Bank Limited.

NOTE 10.    EXPLORATION AND EVALUATION ASSETS

	Consolidated Entity
	2008 $	2007 $

Balance at the beginning of the year	5,411,690	3,704,065
Amount acquired during the year	99,843	1,164,725
Expenditure incurred during the year	—	1,232,718
Amount written off during the year	(103,068)	—
Exchange adjustment	(627,340)	(689,818)
	4,781,125	5,411,690

The expenditure incurred in the current year relates to exploration acreage purchased for which the determination of proved reserves is still pending.

All of the carry forward expenditure relates to costs of drilling wells and the acquisition of exploration acreage for which the determination of proved reserves is still pending, located in the Company’s Hawk Springs, Wyoming, San Simeon, New Mexico and Rock Springs West, Wyoming project areas.

Hawk Springs
Monies capitalised in relation to this project relate to costs associated with the securing the lease over the exploration acreage in this area.  The Hawk Springs Project is located in the northern part of the Denver-Julesburg Basin in eastern Wyoming.  The project covers 184,000 gross acres in the Hawk Springs area covering two prospective formations, the Niobrara and Muddy (J-Sand) Formations.  In 2006 the Company drilled the London Flats 1-29 well to test to the productivity of the Niobrara formation.  The results of this well were encouraging, however the well did not produce at economic levels. The costs associated with drilling this well were expensed in 2006.

The Company is currently discussing with a number of parties the prospect of farming out a portion of this acreage in order to allow the joint venture party to drill a wildcat well on the acreage to test the J-sand formation.

San Simeon
Monies capitalised in relation to this project relate to costs associated with securing the lease over two half sections in Lea County, New Mexico.  This acreage was acquired in 2006 and in this time the Company has performed geologic and geophysical reviews of the area, coming to the conclusion that the Morrow Formation, which is productive in the adjacent sections, is prospective as a gas objective.   Additional acreage was obtained in 2008.  Given the Company’s enhanced acreage position, the most prospective  location is being prepared as a farm out opportunity.  It is anticipated this location will be drilled during the first quarter of 2009 to test a series of stacked targets (the Bone Spring, Wolfcamp, Atoka and Morrow Formations) with associated amplitude anomalies.

Rock Springs West
This expenditure relates to costs incurred in drilling the Greens Canyon 29-2 well and does not include any land value.  These costs were capitalised in June 06 and June 07,  a determination as to the success of the well had not yet been made.  This well is continuing to produce hydrocarbons though does not have sufficient PDP or PUD reserves to justify its carrying value.

Recent reprocessing of the Greens Canyon 3-D survey, along with newly released information from Samson’s competitors, has provided a greater under of this Baxter Shale resource play.  The reprocessed 3-D data indicated the Baxter Shale is fractured and located with the pressure transition zone.  Samson’s competitors have shown that fracturing and over-pressure are key ingredients to make a success in the Baxter Shale.  Samson is now ready to test this theory with a re-entry opportunity in its Greens Canyon 29-2 wellbore.  This well displayed very encouraging gas shows and good porosity with the Airport Sandstone member of the Baxter Shale.  The re-entry in this vertical well would simply involve fracture stimulating the Airport Sandstone to see if the well will produce at high sustainable flow rate.  If this proves to be a success, horizontal wells will be drilled through the Greens Canyon area to exploit the Baxter west of the Rock Springs upflift.

The recoverability of the carrying value of deferred exploration and evaluation expenditure is dependent on the successful exploitation, or alternatively sale, of the respective areas of interest.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 11.    RESTRICTED CASH

	Consolidated Entity
	2008 $	2007 $
Current
Prepayment of a cash call by a farm-in partner	—	1,354,448
	—	1,354,448

In the prior year these funds related to a cash call made by the Company on its farm-in partners’ in relation to a planned well.  Drilling did not commence on this project in the time frame planned and these funds were returned to the farm-in partners’ in the current year.

	Consolidated Entity
	2008 $	2007 $
Non Current
Bonds paid to state authorities in relation to exploration permits held	151,573	171,699
	151,573	171,699

These bonds are interest bearing and will be repaid to the Company following the relinquishment of the related exploration permit by the Company.  This is not expected to occur within the next twelve months.

NOTE 12.    OIL AND GAS PROPERTIES

	Consolidated Entity
	2008 $	2007 $

Proved developed producing properties at cost	40,339,403	49,225,014
Accumulated depletion	(5,068,799)	(5,889,404)
Impairment	(3,958,963)	(9,109,694)
	31,311,641	34,225,916

Proved undeveloped properties at cost	15,126,904	21,260,014
Impairment	(4,757,455)	(9,142,561)
	10,369,449	12,117,453
Total	41,681,090	46,343,369

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Consolidated Entity
	2008 $	2007 $
Proved Developed Producing Properties
At 1 July, net of accumulated depreciation and impairment	34,225,916	39,781,267
Additions	2,647,515	3,842,332
Disposals	(5,002,726)	—
Transfer from proved undevelopedproperties	730,980	—
Net impairment reversal/(expense)	3,891,692	(64,824)
Depreciation charge	(1,436,118)	(3,386,181)
Restoration asset impaired	(76,542)
Decrease in restoration liability	(178,772)	—
Exchange adjustment	(3,490,304)	(5,946,678)
At 30 June, net of accumulated depreciation and impairment	31,311,641	34,225,916

Proved Undeveloped Properties
At 1 July, net of accumulated depreciation and impairment	12,117,453	13,832,046
Additions	—	322,830
Disposals	(165,959)	—
Transfer to proved developedproducing properties	(730,980)	—
Transfer to deferred exploration expenditure	—	(160,656)
Net impairment reversal/(expense)	559,130	(236,927)
Exchange adjustment	(1,410,195)	(1,639,840)
At 30 June, net of accumulated depreciation and impairment	10,369,449	12,117,453

a)	Assets pledged as security

In the current and prior year, Macquarie Bank Limited has a first charge mortgage over all assets (including the oil and gas properties) of the Company.  This collateral has been provided as part of the funding facility provided by Macquarie Bank Limited to Samson Oil & Gas USA Inc. Refer to Note 16 for further details relating to this facility.

	Consolidated Entity
	2008 $	2007 $
The written down value of assets pledged as security are:
Producing properties	31,311,641	34,225,916
Non producing properties	10,369,449	12,117,453
	41,681,090	46,343,369

b)	Impairment of oil and gas properties

At 30 June 2008, the Company reviewed the carrying value of its oil and gas properties for impairment.  An internal review was performed to assess the recoverable amount based on the net present value of the Company’s assets (by cash generating unit).  The discount rate used to assess the recoverable amount (based on the value in use) was 10%.  The value in use has been based on the expected lives of the respective fields.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The value of oil and gas properties was reviewed on a field by field basis and has resulted in net impairment expense reversal of $4,450,775 (2007: expense of $301,751).  It is the Company’s policy to use proved and probable reserves to support the carrying value of its properties.  Refer to Note 3 e for further details.

Decrease in commodity prices
The forward curve at 30 June 2008 was used to estimate the fair value of the oil and gas properties at that date.  The high commodity prices reflected in this curve led to a net impairment reversal of $4,450,775.  Subsequent to  year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The price of natural gas has decreased approximately by 35% and oil has decreased by 52%, from 30 June 2008 to 5 December 2008.

The estimated fair value of the Company’s oil and gas properties, would have been reduced, if the commodity price curves subsequent to year-end had been used.  Using the forward curve at 5 December 2008, would have resulted in the Company recording impairment losses of approximately $19.6 million, as opposed to the reversal of impairment losses of $4.5 million.

As approximately 75% of the Company’s natural gas production until October 2009 is hedged with Macquarie Bank Limited, the decrease in the price of natural gas has also decreased the value of the Company’s outstanding derivative liability position.  Using the CIG forward curve at 5 December 2008, the value of the derivative would have been an asset of $1,648,773, as opposed to a liability of $2,056,671.  This represents a gain of $3.7 million from the value recorded at balance date.

The impact of the decrease in the commodity prices on the Company’s impairment losses and gas swap derivative balances would have resulted in an increase in the Company’s loss by approximately $20.7 million for the year.

c)	Undeveloped assets

The Company acquired a number of proved undeveloped locations as part of its acquisition of its interest in the Jonah and Look Out Wash Fields in Wyoming in May 2006.  Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.  Estimated development costs on our undeveloped fields are approximately $10 million, and may require that we obtain additional financing to develop or that we enter in farmout arrangements. Economic development is also heavily dependent upon future commodity prices, which have fallen significantly since June 30, 2008.  As such the timing of drilling and development activities depends upon a number of factors that are outside of our control. While as of June 30, 2008 we continued to expect that these fields will be developed within a reasonable period of time and that the costs capitalized will be recoverable from future operations, there is no assurance that there will not be future impairment of these costs.

NOTE 13.    TRADE AND OTHER PAYABLES

	Consolidated Entity
	2008 $	2007 $

Trade payables (i)	826,113	2,901,166

(i)	Trade payables are non-interest bearing and normally settled on 30-60 day terms.

NOTE 14.    PROVISIONS

	Consolidated Entity
	2008 $	2007 $

Current
Provision for Employee Benefits	136,465	93,051

Non-current
Provision for Employee Benefits	984	32,317
Provision for Restoration	716,040	1,136,097
	717,024	1,168,414

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

A provision for restoration is recognised in relation to the oil and gas activities for costs such as reclamation, plugging wells and other costs associated with the restoration of oil and gas properties. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value.  In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant government legislation in relation to the restoration of such oil and gas properties in the future.

	Consolidated Entity
	2008 $	2007 $
Provision for Restoration
Balance at beginning of year	1,136,097	1,388,967
Recognised upon acquisition of new assets	82,153	44,751
Disposals	(221,792)	—
Decrease in provision due to change in liability date and discount rate	(178,772)	—
Reduction in provision relating to wells plugged and abandoned during the year	—	(117,814)
Unwinding of discount	10,703	19,507
Exchange adjustment	(112,349)	(199,314)
Balance at end of the year	716,040	1,136,097

NOTE 15.    CONVERTIBLE NOTES

	Consolidated Entity
	2008 $	2007 $

Secured
Convertible notes
Host debt contract	13,416,217	17,697,138
	13,416,217	17,697,138

Consolidated Entity
On 26 May 2006, the Company drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in USD and has been converted to AUD at the spot rate on balance date of AUD:USD 0.9615 (2007: 0.8488).

This loan is comprised of two tranches:

Tranche A
Face Value: $11,440,458
Coupon rate: 9.25%
Maturity date: 31 May 2011

This loan has a face value of US$11,000,000.  In addition, 11,000,000 options were granted to Macquarie Bank Limited by the parent as part of the loan agreement.  These options are convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan.  The conversion price of the options is 42.44 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to 30 May 2006.  The host contract bears interest at an effective rate of 20.37%.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Tranche B
Face Value: $6,302,652
Coupon rate: 9.7%
Maturity date: 31 May 2011

This tranche may be repaid at any time at the Company’s option before 31 May 2009.  There is no requirement for the Company to repay the loan prior to 31 May 2009.  This tranche of the loan was originally drawn down for US$10,000,000.  On 30 June 2007, the Company repaid US$1,000,000.  In June 2008, the Company repaid an additional US$2,940,000.  The host contract bears interest at an effective rate of 20.62%.

10,000,000 options were also granted to Macquarie Bank Limited by the parent as part of the loan agreement.  These options can be exercised at Macquarie Bank Limited’s discretion between 31 May 2009 and 31 May 2011.  The conversion price of these options is 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to 31 May 2009, and is subject to adjustment in accordance with customary market practice. The conversion options are embedded in the convertible loan.

Repayments against this tranche of the facility reduce the number of options outstanding by 1 option for every one US dollar repaid. At the date of this report there were 6,060,000 (2007: 9,000,000) options outstanding.  This repayment also had the impact of decreasing the value of the embedded derivative following the cancellation of 2,940,000 options.

Both tranches of this loan are secured against all assets of the Consolidated Entity.

Both tranches of this loan are fully drawn down and no further draw downs are available under the terms of the loan agreement.

The facility contains customary restrictions, including covenants limiting the Company’s ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates.  The Company also must maintain specified financial requirements under the terms of the facility:

•	For the Consolidated Entity, the discounted Proved Developed Producing Reserves to outstanding debt ratio must be no less than 1.2:1
•	The Consolidated Entity is required to maintain a current ratio greater than 1:1
•	The Consolidated Entity is required to maintain Aged Debts (greater than 90 days outstanding) for the Company of less than US$1,000,000.

Debt covenants are measured at the end of September, December, March and June.  The Consolidated Entity is in compliance with these covenants.

The loan has been classified into two components; a debt component (a contractual obligation to deliver cash) and an embedded derivative (call option of the holder and early redemption option of the Company).  Refer to Note 19 for details in regard to the embedded derivatives.

The value of the embedded derivative features have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.  The table below summarises the model inputs for the valuation of the embedded derivatives.

	June 2008	June 2007
Dividend Yield (%)	—	—
Expected volatility (%)	75	50
Risk-free interest rate (%)	2.64-2.86	4.875%
Expected life of options – years	2-3	2-4
Option Exercise Price – cents	22-50	22-57
Share Price – cents	19	19

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The movement in the fair value of the embedded derivatives amounting to a loss of $1,272,640, (2007 gain: $2,117,889) is recognised in the income statement.

NOTE 16.    CONTRIBUTED EQUITY AND RESERVES

(a)	Issued and paid up capital

Contributed Equity	Consolidated Entity
	2008 $	2007 $

209,154,216 ordinary fully paid shares including shares to be issued	72,716,545	69,347,605
(2007 – 192,263,833 ordinary fully paid shares including shares to be issued)

Effective 1 July 1998, the Corporations legislation in place abolished the concepts of authorised capital and par value shares.  Accordingly, the parent does not have authorised capital nor par value in respect of its issued shares.

Movements in contributed equity for the year	2008		2007		2006
	No. of shares	$	No. of shares	$	No. of shares	$

Opening balance	192,073,833	69,347,605	190,559,111	69,366,304	70,694,221	25,223,584
Capital Raising (i)	16,895,383	3,379,077	—	—	92,433,636	38,822,127
Shares issued as part of Kestrel acquisition (ii)	125,000	—	—	—	16,116,325	2,883,030
Shares issued to Kestrel option holders (iii)	—	—	1,514,722	—	—	—
Share placement plan (iv)	—	—	—	—	9,618,750	3,847,500
Shares issued as part of acquisition of exploration tenements (v)	—	—	—	—	1,662,867	598,632
Issued upon conversion of options (vi)					33,312	8,328
Transaction costs incurred	—	(10,137)	—	(18,699)	—	(2,758,240)
Shares on issue at balance date	209,094,216	72,716,545	192,073,833	69,347,605	190,559,111	68,624,961

Shares to be issued to Kestrel Option Holders (iii)	—	—	—	—	1,514,722	663,893
Shares to be issued (ii)	65,000	—	190,000	—	190,000	77,450
Closing Balance	209,154,216	72,716,545	192,263,833	69,347,605	192,263,833	69,366,304

(i)	In the current year the Company successfully completed a capital raising issuing 16,895,383 fully paid ordinary shares at 20 cents each to raise $3,379,077 before costs.

During fiscal 2006, the Company successfully completed a number of capital raisings issuing 92,433,636 shares to both institutional investors and shareholders to raise $38,822,127.  All shares issued during these capital raisings were issued at 42 cents.

(ii)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held.  The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share.  As at balance date acceptances had been received for 65,000 (2007:190,000, 2006:190,000) shares which have not yet been issued.  These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(iii)
These shares were issued to holders of options in Kestrel Energy Inc as part of the continued acquisition of the minority interests of Kestrel Energy Inc.  The options were valued by an independent expert and the holders were granted the equivalent value of Samson Oil & Gas Limited shares based on the share price at the date of acceptance.  All acceptances for this offer were received during the year ended 30 June 2006, however the shares were issued during the year ended 30 June 2007.

(iv)
In December 2005, the Company completed a share purchase plan, giving existing shareholders of the Company the right to acquire up to $5,000 worth of shares at 40 cents.  The Company raised $3,847,500 through this plan.

(v)	These shares were issued to a project partner as part of the acquisition of the Hawk Springs Project. The cost has been recognised as capitalised exploration.

(vi)
These shares were issued in the year ended 30 June 2006 upon the conversion of 33,312 options.  These options had an exercise price of 25 cents, were issued on 24 December 2004 and expire on 31 December 2009.

(b)	Share Options

On 24 December 2004, 10,250,000 options were issued to Directors, employees and other parties.  These options have an exercise price of 25 cents and expire on 31 December 2009. 33,312 of these options were converted to fully paid ordinary shares during the year ended 30 June 2006.

On 14 June 2006, 8,500,000 options were issued to employees, directors and other parties not related to the Company.  These options vested immediately, had an exercise price of 45 cents and expire on 31 May 2011.

On 22 May 2006 3,121,650 options were issued to Macquarie Securities USA Inc as consideration for brokerage services provided.  These options vested immediately, have an exercise price of 42 cents and expire on 31 May 2009.  They have a deemed value at grant date of 20.79 cents.

On 30 May 2006, 21,000,000 options were issued to Macquarie Bank Limited.   Refer to Note 16, Convertible Notes for further details in relation to the terms and conditions of these options.  1,000,000 of these options were cancelled during the year ended 30 June 2006 following the repayment by the Company of a portion of the associated loan.  An additional 2,940,000 options were cancelled during the current year following the repayment of a portion of the associated loan in June 2008.

On 6 November 2006, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc.  The options have an exercise price of $0.42 shares and expire October 31, 2009.  They have been recorded as a cost of investment in Kestrel Energy Inc.

On 11 October 2007, 3,379,077 options were issued to the participants of the share issue completed in the current year with an exercise price of 30 cents per share and an expiry date of 10 October 2012.  These options vest immediately.

On 11 October 2007, 4,000,000 options were issued to key management personnel.  These options have an exercise price of 30 cents per share and an expiry date of 10 October 2012.  These options vested immediately.

On 12 May 2008, 2,000,000 options were granted to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of 11 May 2013.  600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

At the end of the year there were 51,277,415 (2007: 44,838,338) unissued ordinary shares in respect of which options were outstanding.  Option holders do not have any right by virtue of the option to participate in any share issue of the Company.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(c)	Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(d)	Reserves

	Consolidated Entity
Reserves	2008 $	2007 $

Foreign currency translation reserve	(8,099,356)	(3,580,428)
Equity reserve	(1,373,063)	(1,373,063)
Share based payments reserve	3,095,477	2,709,483
	(6,376,942)	(2,244,008)

Nature and purpose of reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange rate differences arising from the translation of financial statements of foreign subsidiaries with functional currencies that differ to that of the parent.

Share Based Payments Reserve
This reserve is used to record the value of share based payments granted.

Equity Reserve
This reserve is used to recognise the difference between the consideration paid and book value of minority interests’ acquired.

NOTE 17.    ACCUMULATED LOSSES

	Consolidated Entity
	2008 $	2007 $

Balance at the beginning of the year	(28,959,382)	(26,356,374)
Net loss attributable to members of Samson Oil & Gas Limited, after income tax	(3,089,325)	(2,603,008)
Balance at the end of the year	(32,048,707)	(28,959,382)

NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Entity
	2008 $	2007 $
Current Liability
Fixed forward swaps	1,644,901	262,513
Embedded derivatives / Options	3,436,263	—
	5,081,164	262,513
Non Current Liability
Fixed forward swaps	411,667	317,204
Embedded derivatives / Options	—	3,104,073
	411,667	3,421,277

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The embedded derivatives represent options issued to Macquarie Bank Limited as part of the Company’s convertible note facility.  The settlement of this liability does not require cash settlement.  Refer to Note 16 for further details in relation to the terms, conditions and valuation the embedded derivative in the convertible notes (options).

The value of the embedded derivative features in the convertible notes (options) have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.

The movement in the fair value of the embedded derivatives amounting to a loss of $1,272,640, (2007 gain: $2,117,889) is recognised in the profit and loss.

Refer to Note 26 for further details in relation to the terms, conditions and valuation of the fixed forward swap.

The current accounting policy in relation to the embedded derivative can be found in Note 2 ee.

NOTE 19.    COMMITMENTS

(a)	Exploration Commitments

Due to the nature of the Company’s operations in exploring and evaluating areas of interest, it is very difficult to accurately forecast the nature or amount of future expenditure, although it will be necessary to incur expenditure in order to retain present interests.  Expenditure commitments on mineral tenure for the Company can be reduced by selective relinquishment of exploration tenure or by the renegotiation of expenditure commitments.

The minimum level of exploration commitments expected in the year ending 30 June 2009 is $102,140 (2007: $239,161), which includes the minimum amounts required to retain tenure.  It is anticipated that the exploration expenditure commitments in the ensuing periods will be at a similar level.

(b)	Development Expenditure

At year end, the Company had committed to capital development expenditure of US$215,125/A$223,738 (2007: US$317,992/A$374,637) converted at the AUD/USD spot exchange rate at year end of 0.9615 (2007: 0.8488).

(c)	Operating Lease Commitments – Company as lessee

The Parent and its subsidiaries have entered into operating leases for the lease of its office space in Perth, Western Australia and Denver, Colorado.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

	Consolidated Entity
	2008 $	2007 $
Minimum lease payments
-not later than one year	145,800	175,000
-later than one year and not later than five years	481,432	110,000
Aggregate lease expenditure contracted for at balance date	627,232	285,000

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

(d)	Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as payables:

	Consolidated Entity
	2008 $	2007 $
Within one year:	779,290	718,937
After one year but not more than five years	638,020	318,351
	1,417,310	1,037,288

Amounts disclosed as remuneration commitments include commitments arising from service contracts of directors and executives referred to in Note 20 that are not recognised as liabilities and are not included in the directors’ or executives’ remuneration.

NOTE 20.    DIRECTOR AND EXECUTIVE DISCLOSURES

a)	Compensation by category: key management personnel

	Consolidated Entity
	2008 $	2007 $

Short Term	977,671	965,743
Post Employment	58,946	—
Share-based Payments	385,994	—
	1,422,611	965,743

b)	Option holdings of key management personnel (Consolidated)

30 June 2008	Balance at beginning of period 1 July 2007	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period 30 June 2008	Options vested at 30 June 2008*

Directors
D. Cairns	1,000,000	—	—	—	—	1,000,000	1,000,000
N. MacLachlan	1,000,000	—	—	—	—	1,000,000	1,000,000
T. Barr	8,000,000	—	—	—	—	8,000,000	8,000,000
N. Fearis	—	—	—	—	—	—	—
V. Rudenno	—	—	—	—	—	—
M. Burne (i)	1,000,000	—	—	—	(1,000,000)	—	—

Executives
D. Rakich	1,000,000	—	—	—	—	1,000,000	1,000,000
J. Rhodes (ii)	2,000,000	—	(2,000,000)	—	—	—
R. Lamont	100,000	—	—	2,000,000	—	2,100,000	2,100,000
R. Gardner (iii)	—	—	—	2,000,000	—	2,000,000	2,000,000
D. Ninke (iv)	—	—	—	2,000,000	—	2,000,000	600,000
Total	14,100,000	—	(2,000,000)	6,000,000	—	17,100,000	15,700,000

*	All options vested are exercisable at 30 June 2008.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Options issued to Ms Lamont and Mr Gardner during the year vested at grant date. 600,000 of the options issued to Mr Ninke vested upon grant, 600,000 will vest after 12 months employment of Mr Ninke, with the remaining 800,000 options vesting following 24 months of employment of Mr Ninke.

(i)	Mr Burne resigned as director on 19 December 2007.

(ii)
Mr Rhodes, Vice President - Engineering resigned on 3 August 2007.  In accordance with the terms and conditions of Mr Rhodes’ contract, the options granted to him upon joining the company expired 90 days from the date of the termination of the contract.

(iii)	Mr Gardner was appointed 1 October 2007.

(iv)	Mr Ninke was appointed 1 April 2008.

30 June 2007	Balance at beginning of period 1 July 2006	Exercised during the year	Granted as compensation	Balance at end of period 30 June 2007	Options vested at 30 June 2007

Directors
M. Burne	1,000,000	—	—	1,000,000	1,000,000
D. Cairns	1,000,000	—	—	1,000,000	1,000,000
N. MacLachlan	1,000,000	—	—	1,000,000	1,000,000
T. Barr	8,000,000	—	—	8,000,000	8,000,000
N. Fearis	—	—	—	—	—

Executives
D. Rakich	1,000,000	—	—	1,000,000	1,000,000
J. Rhodes (i)	2,000,000	—	—	2,000,000	2,000,000
R. Lamont (ii)	100,000	—	—	100,000	100,000
Total	14,100,000	—	—	14,100,000	14,100,000

(i)	Mr Rhodes was appointed 1 May 2006
(ii)	Ms Lamont was appointed 1 May 2006

All options were vested at year end.

30 June 2006	Balance at beginning of period 1 July 2005	Exercised during the year	Granted as compensation	Balance at end of period 30 June 2006	Options vested at 30 June 2006

Directors
M. Burne	500,000	—	500,000	1,000,000	1,000,000
D. Cairns	500,000	—	500,000	1,000,000	1,000,000
N. MacLachlan	500,000	—	500,000	1,000,000	1,000,000
T. Barr	4,000,000	—	4,000,000	8,000,000	8,000,000
N. Fearis (i)	—	—	—	—	—

Executives
D. Rakich	500,000	—	500,000	1,000,000	1,000,000
J. Rhodes (ii)	—	—	2,000,000	2,000,000	2,000,000
R. Lamont (iii)	100,000	—	—	100,000	100,000
T. Hoops (iv)	2,000,000	—	—	2,000,000	2,000,000
Total	8,100,000	—	—	16,100,000	16,100,000

i)	Mr Fearis was appointed November 28, 2005
ii)	Mr Rhodes was appointed May 1, 2006
iii)	Ms Lamont was appointed May 1, 2006
iv)	Mr Hoops resigned effective June 1, 2006

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

c)	Shares issued on exercise of options

No options were exercised during 2008 or 2007 by key management personnel.

d)	Shareholdings of key management personnel (Consolidated)

Ordinary Shares held in Samson Oil & Gas Limited (number)

30 June 2008	Balance at beginning of period 1 July 2007	Granted as compensation	On exercise of options	Net change other	Balance at end of period 30 June 2008

Directors
M. Burne (i)	500,000	—	—	(500,000)	—
D. Cairns	512,500	—	—	—	512,500
N. MacLachlan	1,812,500	—	—	—	1,812,500
T. Barr	109,000	—	—	35,090	144,090
N. Fearis	—	—	—	—	—
V. Rudenno	—	—	—	—	—

Executives
D. Rakich	—	—	—	—	—
J. Rhodes (ii)	—	—	—	—	—
R. Lamont	—	—	—	—	—
R. Gardner (iii)	—	—	—	—	—
D. Ninke (iv)	—	—	—	—	—
Total	2,934,000	—	—	(464,910)	2,469,090

(i)	Mr Burne resigned as Director of the Company effective, 19 December 2007
(ii)	Mr Rhodes resigned on 3 August 2007
(iii)	Mr Gardner was appointed 1 October 2007
(iv)	Mr Ninke was appointed 1 April 2008

30 June 2007	Balance at beginning of period 1 July 2006	Granted as Compensation	On Exercise of Options	Net Change Other	Balance at end of period 30 June 2007

Directors
M. Burne	500,000	—	—	—	500,000
D. Cairns	512,500	—	—	—	512,500
N. MacLachlan	1,812,500	—	—	—	1,812,500
T. Barr	—	—	—	109,000	109,000
N. Fearis (i)	—	—	—	—	—

Executives
D. Rakich	—	—	—	—	—
J. Rhodes (ii)	—	—	—	—	—
R. Lamont (iii)	—	—	—	—	—
Total	2,825,000	—	—	109,000	2,934,000

(i)	Mr Fearis was appointed 28 November 2005 as an alternate for Mr Burne.
(ii)	Mr Rhodes was appointed 1 May 2006
(iii)	Ms Lamont was appointed 1 May 2006

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

During the year Mr Burne resigned as a director of the Company.  Mr M. Burne is a director and shareholder of Golden Prospect plc, a Company which held 15,837,141 fully paid ordinary shares in the Company, as at 19 December 2007 when he resigned (which are not included in the above tables).

30 June 2006	Balance at beginning of period 1 July 2005	Granted as Compensation	On Exercise of Options	Net Change Other	Balance at end of period 30 June 2006

Directors
M. Burne	500,000	—	—	—	500,000
D. Cairns	500,000	—	—	12,500	512,500
N. MacLachlan	1,800,000	—	—	12,500	1,812,500
T. Barr	—	—	—	—	—
N. Fearis (i)	—	—	—	—	—

Executives
D. Rakich	—	—	—	—	—
J. Rhodes (ii)	—	—	—	—	—
R. Lamont (iii)	—	—	—	—	—
Total	2,800,000	—	—	25,000	2,825,000

(i)	Mr Fearis was appointed 28 November 2005 as an alternate for Mr Burne.
(ii)	Mr Rhodes was appointed 1 May 2006
(iii)	Ms Lamont was appointed 1 May 2006

All equity transactions with key management personnel other than those arising from the exercise of compensation options have been entered into under terms and conditions no more favourable than those the Company would have adopted if dealing at arms length.

g)	Loans to key management personnel (Consolidated)

No loans have been granted to key management personnel during the current or prior year.

h)	Other transactions and balances with key management personnel

Up until 19 December 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison was paid $8,420 (2007: $3,180) for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

There were no other transaction with key management personnel or their related parties during the current or prior year other than those mentioned above.

NOTE 21.    SEGMENT REPORTING

The Company’s primary segment reporting is geographic segments.  The Company operates in the United States of America and Australia. Oil and gas production and exploration activities occur in the United States of America whilst the head office activities of the Company take place in Australia.

The Consolidated Entity operates in one business segment being oil and gas exploration, development and production.

The United States of America operations comprise of the operations of Samson Oil & Gas Inc., whilst the parent entity, Samson Oil & Gas Limited operates in Australia.

Segment accounting policies are the same as the Consolidated Entity’s policies described in Note 2.

Segment assets are classified in accordance with their use within the geographic segments regardless of legal entity ownership.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The following table presents revenue, asset and liability information for the geographic segments for the year ended 30 June 2008, 2007 and 2006

	Australia			United States of America – Continuing Operations			Total - Continuing Operations			United States of America – Discontinued Operations			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	21,344	—	—	8,131,851	8,639,137	3,742,529	8,153,195	8,639,137	3,742,529	968,411	2,666,588	1,742,046

Segment result before amortisation and impairment	(2,266,050)	669,151	(686,812)	(2,023,951)	967,313	(4,832,405)	(4,290,001)	1,636,464	(5,519,217)	1,249,219	2,372,903	1,503,193
Impairment	—	—	—	4,703,774	781,972	(13,669,094)	4,703,774	781,972	(13,669,094)	(252,999)	(1,083,723)	(4,147,446)
Depreciation and Amortisation	(7,331)	(10,572)	(9,098)	(1,301,511)	(2,706,759)	(2,743,512)	(1,308,842)	(2,717,331)	(2,752,610)	(398,640)	(1,070,897)	(500,803)
Segment result	(2,273,381)	658,579	(695,910)	1,378,312	(957,474)	(21,245,011)	(895,069)	(298,895)	(21,940,921)	597,580	218,283	(3,145,056)
Unallocated							(2,634,105)	(2,522,396)	(599,613)
(Loss) before income tax							(3,529,174)	(2,821,291)	(22,540,534)	597,580	218,283	(3,145,056)
Income tax expense							—	—	—	(157,731)	—	—
(Loss) for the year							(3,529,174)	(2,821,291)	(22,540,534)	439,849	218,283	(3,145,056)	(3,089,325)	(2,603,008)	(25,685,590)

	Australia			United States of America – Continuing Operations			Total - Continuing Operations			United States of America – Discontinued Operations			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Non Cash Items
Increase in fair value of investments held for trading	(15,442)	370,271	(26,745)	—	—	—	(15,442)	370,271	(26,745)	—	—	—	(15,442)	370,271	(26,745)
Share based payments	(385,994)	—	(1,769,450)	—	—	—	(385,994)	—	(1,769,450)	—	—	—	(385,994)	—	(1,769,450)
Net gain on cancellation of options associated with embedded derivative	719,817	—	—	—	—	—	719,817	—	—	—	—	—	719,817	—	—
Movement in fair value of embedded derivative	(1,272,640)	2,117,889	2,708,468	—	—	—	(1,272,640)	2,117,889	2,708,468	—	—	—	(1,272,640)	2,117,889	2,708,468
Net loss on fair value movement of fixed forward swaps	—	—	—	(1,571,746)	(588,146)	—	(1,571,746)	(588,146)	—	—	—	—	1,571,746	(588,146)	—
Net gain on fair value movement of liabilities	—	—	—	680,949	—	—	680,949	—	—	—	—	—	680,949	—	—
Impairment (expense)/reversal	—	—	—	4,703,774	781,972	(13,669,094)	4,703,774	781,972	(13,669,094)	(252,999)	(1,029,400)	(4,147,446)	4,450,775	(301,751)	(17,816,540)
Depreciation	(7,331)	(10,572)	(9,098)	(1,301,511)	(2,706,759)	(2,743,512)	(1,308,842)	(2,717,331)	(2,752,610)	(398,640)	(1,070,897)	(500,803)	(1,707,482)	(3,788,228)	(3,253,413)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Australia			United States of America – Continuing Operations			United States of America – Discontinued Operations			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$	$	$	$	$	$	$
Assets and Liabilities
Segment assets	521,214	2,624,158	13,642,089	53,907,058	54,947,148	56,313,956	—	6,116,468	7,905,507	54,428,272	63,687,774	77,861,552
Unallocated assets										—	—	—
Total Assets										54,428,272	63,687,774	77,861,552

Segment liabilities	3,619,579	3,644,799	7,222,575	3,552,855	4,201,662	3,572,947	—	—	—	7,172,434	7,846,461	10,795,522
Unallocated liabilities										13,416,216	17,697,138	19,080,724
Total Liabilities										20,588,650	25,543,599	29,876,246

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 22.    CASH FLOW STATEMENT

		Consolidated Entity
		2008 $	2007 $	2006 $
(a)	Reconciliation of cash

	Cash balance comprises: - cash at bank and on hand	2,788,075	3,985,991	15,628,126
		2,788,075	3,985,991	15,628,126
(b)	Reconciliation of the net profit/(loss) after tax to the net cash flows from operations

	Net (loss)/profit from ordinary activities after tax	(3,089,325)	(2,603,008)	(25,685,590)
	Net (gain)/loss recognised on re-measurement to fair-value of investments held for trading	15,442	(370,271)	35,354
	Depreciation of non-current assets	1,685,192	3,788,228	3,209,412
	Share based payments	385,944	—	1,769,450
	Interest expense	1,388,650	1,310,439	335,923
	Gain on cancellation of portion of embedded derivative / options	(719,817)	—	—
	Movement in fair value of embedded derivatives	1,272,640	(2,117,889)	(2,717,068)
	Exploration expenditure	2,937,673	793,345	5,244,288
	Net loss on fair value movement of fixed forward swaps	1,571,746	588,146	—
	Net gain on sale of oil and gas properties	(493,217)	—	—
	Gain on financial liabilities carried at amortised cost	(680,949)	—	—
	Impairment losses/(reversals)	(4,450,775)	301,751	17,816,540

	Changes in assets and liabilities:

	(Increase)/decrease in receivables	(91,611)	(75,840)	(1,305,078)
	(Increase)/decrease in other assets	(160,958)	(776,052)	(29,884)
	Increase/(decrease) in employee entitlements	12,081	33,630	44,570
	Increase/(decrease) in payables	(503,046)	(1,369,667)	1,077,616

	NET CASH FLOWS USED IN OPERATING ACTIVITIES	(920,330)	(497,188)	(204,467)
(c)	Non-Cash Financing and Investing Activities

	Acquisition of minority interests	—	564,788	3,624,384

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 23.    RELATED PARTY DISCLOSURES

The consolidated financial statements include the financial statements of Samson Oil & Gas Limited and the following subsidiaries:

		% Equity Interest		Investment
Name	Country of Incorporation	2008	2007	2008 $	2007 $
Samson Oil & Gas USA Inc	United States	100.0	100.0	18,784,026	18,784,026

Ultimate parent

Samson Oil & Gas Limited is the ultimate parent Company.

Other related party transactions

2008
Other than the information disclosed below there were no other related party transactions during 2008

Up until 19 December 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison (a law firm at which Mr Fearis is special counsel) was paid $8,420 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

2007
Other than the information disclosed below there were no other related party transactions during 2007.

During the year, Minter Ellison was paid $3,180 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

Prior to Mr Fearis joining Minter Ellison, he was associated with Jeremy Shervington.  The Company paid Jeremy Shervington $5,635 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 24.    AUDITORS’ REMUNERATION

		Consolidated Entity
	Note	2008 $	2007 $
Amounts received or due and receivable by Ernst & Young (Australia) for:

• an audit or review of the financial report of the entity and any other entity in the consolidated group		487,068	464,694
• other services in relation the entity and any other entity in the consolidated group
- provision of tax relatedservices		19,000	34,973
		506,068	499,667
Amounts received or due and receivable by other member firms of Ernst & Young LLP (USA) for:
• an audit or review of the financial report of subsidiaries		383,795	315,844
		889,863	815,511

NOTE 25.    (LOSS) PER SHARE

Basic (loss) per share amounts are calculated by dividing net (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted (loss) per share amounts are calculated by dividing the net (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	Consolidated Entity
	Basic
	2008 $	2007 $	2006 $

Net (loss) from continuing operations attributable to ordinary equity holders of the parent company (used in calculating basic and diluted earnings per share)	(3,529,174)	(2,821,291)	(22,540,534)

Gain/(loss) from discontinued operations	439,849	218,283	(3,145,056)
Net (loss) attributable to equity holders of the parent	(3,089,325)	(2,603,008)	(25,685,590)

	Number of Shares

Weighted average number of ordinary shares used in calculating basic earnings per share	202,910,238	191,973,961	104,081,159

Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	202,910,238	191,973,961	104,081,159

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

At the end of year there are 51,277,415 (2007:44,838,338) potential ordinary shares on issue. These potential ordinary shares are anti-dilutive for both of the periods presented.

There have been no transactions involving ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

NOTE 26.    FINANCIAL INSTRUMENTS

a)	Guarantees

Samson Oil & Gas Limited has guaranteed the bank debt of its subsidiary, Samson Oil & Gas USA, Inc.  As at 30 June 2008, the outstanding face value of the debt was US$17,060,000 (2007: US$20,000,000) or A$17,743,109 (2007: A$23,562,676) converted at the AUD:USD spot rate at year end of 0.9615 (2007: 0.8488). Refer to Note 16 and Note 19 for further details in relation to this balance.

b)	Derivatives

In order to protect the Company from the uncertainty associated with commodity prices the Board reviews the current price risk profile periodically to ensure that it is appropriately managing the price risk.

On September 19, 2006 the Company entered into a fixed forward swap contract with Macquarie Bank Limited with respect to natural gas indexed at CIG (Colorado Interstate Gas) for US$6.03 per MMBTU.  The volumes associated with this hedge are as follows:

November 2006 – March 2007	35,000 MMBTU
April 2007 – December 2008	25,000 MMBTU
January 2008 – October 2009	20,000 MMBTU

On February 20, 2007 the Company entered into an additional fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed for US$6.15 for 25,000 MMBTU per month from March 2007 to September 2009.

On May 9, 2008, following the sale of its interest in the Amber field in Oklahoma, the Company unwound 50,000 mmbtu of its US$6.03 fixed forward swap at a cost of US$60,000.  The Company unwound 5,000 mmtbu per month from January 2009 to October 2009.

The fair value of these fixed forward swaps is recorded in the Balance Sheet as a current or non current liability depending on the maturity date of the swaps.  It has been valued by the Company with reference to the forward curve for the Colorado Interstate Gas price for the relevant time period.  Any movement in its fair value is taken directly to the Income Statement.  At balance date the instruments were a liability valued at $2,056,567 (2007: liability of $579,717) and the Company recorded a loss in relation to the fair value movement of these instruments of $1,571,746 (2007: $588,146).

NOTE 27.    CONTINGENCIES

There are no unrecorded contingent assets or liabilities in place for the Company at balance date (2007: Nil).

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 28.	INTEREST IN JOINTLY CONTROLLED ASSETS

The Company has an interest in the following joint venture operations whose principal activities are oil and gas exploration and production.

Name		Percentage of Interest Held	Percentage of Interest Held
		% 2008	% 2007
Exploration
Baxter Shale	United States of America	55.0	55.0
Hawk Springs	United States of America	50.0	50.0
Gold Coast Unit CBM	United States of America	50.0	50.0
State GC	United States of America	37.0	26.0
South Goose Lake	United States of America	25.0	25.0

Production
Amber	United States of America	—	37.5
Big Hand	United States of America	4.0	4.0
Bird Canyon	United States of America	16.0	16.0
Deep Draw	United States of America	5.0	5.0
Hilight	United States of America	9.0	9.0
Jalmat	United States of America	60.0	60.0
Jayson Unit	United States of America	2.0	2.0
Jonah	United States of America	21.0	21.0
Kaye Unit	United States of America	—	2.0
Kicken Draw	United States of America	15.0	15.0
LA Ward	United States of America	3.0	3.0
Look Out Wash	United States of America	18.2	18.2
Neta	United States of America	13.0	13.0
Pierce	United States of America	99.0	99.0
Powder River Basin	United States of America	18.0	18.0
San Simon	United States of America	27.0	27.0
Scribner	United States of America	28.0	28.0
Wagensen	United States of America	8.0	8.0
North Stockyard	United States of America	34.5	34.5

Oil and gas properties held as jointly controlled assets total $41,681,090 (2007: $46,343,369).

NOTE 29.    EVENTS SUBSEQUENT TO BALANCE DATE

Davis Blintiff #1
In June 2008, the Davis Blintiff #1 well spudded in the Sabretooth Prospect in Brazoria County, Texas.  The well is being deviated to a subsurface target displaced laterally 4,000 feet to the north west of the surface location such that all targets can be intersected vertically. On 5 September 2008, drilling operations were completed on this well.  This well is considered a success and its value will be included in the next reserve report review.  At 30 June 2008, the Company had prepayments recorded in relation to this well of $223,757.

Leonard #1-23H
In November 2008, the Leonard #1-23 H, a Bakken oil test, was drilled with horizontal lateral in November, 2008. The horizontal lateral was drilled to a total depth of 17,110 feet and a 4.5 inch liner with associated external casing packers set in the lateral section between 11,505 feet and total depth.  The fracture stimulation of the well is expected in January, 2009 after which it can be ascertained if a viable economic oil rate can be produced from the Bakken oil shale in the North Stockyard Field.  The financial effect of this has not been reflected in the financial report for the year ended 30 June 2008.

Decrease in commodity prices
The forward curve at 30 June 2008 was used to estimate the fair value of the oil and gas properties at that date.  The high commodity prices reflected in this curve led to a net impairment reversal of $4,450,775.  Subsequent to  year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline - a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The price of natural gas has decreased approximately by 35% and oil has decreased by 52%, from 30 June 2008 to 5 December 2008.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The estimated fair value of the Company’s oil and gas properties, would have been reduced, if the commodity price curves subsequent to year-end had been used.  Using the forward curve at 5 December 2008, would have resulted in the Company recording impairment losses of approximately $19.6 million, as opposed to the reversal of impairment losses of $4.5 million.

As approximately 75% of the Company’s natural gas production until October 2009 is hedged with Macquarie Bank Limited, the decrease in the price of natural gas has also decreased the value of the Company’s outstanding derivative liability position.  Using the CIG forward curve at 5 December 2008, the value of the derivative would have been an asset of $1,648,773, as opposed to a liability of $2,056,671.  This represents a gain of $3.7 million from the value recorded at balance date.

The impact of the decrease in the commodity prices on the Company’s impairment losses and gas swap derivative balances would have resulted in an increase in the Company’s loss by approximately $20.7 million for the year.

The Directors are not aware of any matters or circumstances not otherwise dealt with in the report or financial statements that have significantly, or may significantly affect the operations of the Company or the Consolidated Entity, the results of those operations or the state of affairs of the Company or the Consolidated Entity in the subsequent financial years.

NOTE 30.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s principal financial assets and financial liabilities comprise receivables, payables, convertible notes, investments held for trading, cash and derivatives.

The Company manages its exposure to key financial risk in accordance with the Board’s financial risk management strategy.  The objective of the strategy is to support the delivery of the Company’s financial targets whilst protecting future financial security.

The Company enters into derivative transactions, principally gas price fixed forward swaps, to manage the price risk arising from the Company’s operations.  These derivatives do not qualify for hedge accounting.

The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk, price risk and liquidity risk.  The Company uses different method to measure and manage the different types of risks to which it is exposed.  These include monitoring levels of exposure to foreign currency and price risk and assessments of market forecasts for foreign exchange and commodity prices.  Ageing analysis and monitoring of specific debtors are undertaken to manage credit risk and liquidity risk is monitored through the development of future rolling cash flow forecasts.

Primary responsibility for identification and control of financial risks rests with the executive management group, specifically the Chief Executive Officer and Chief Financial Officer, under the authority of the Board.  The Board reviews and approves policies and strategies for managing each of the risks identified below.

Risk Exposures and Responses

Capital Management
When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company funds its activities through capital raisings and debt funding, where appropriate. The Company is not subject to any externally imposed capital requirements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Consolidated Entity
	2008 $	2007 $
Convertible notes (including the embedded derivatives)	16,852,481	20,801,211
Less cash and cash equivalents	(2,788,075)	(3,985,991)
Net debt	14,064,406	16,815,220
Total equity	34,290,896	38,144,215

Total capital	48,355,302	54,959,435

Gearing Ratio	29.09%	30.60%

The Company is not subject to any externally imposed capital requirements.

Interest rate risk
The Company continually reviews its interest rate exposure.  Consideration is given to potential restructuring of its existing positions and alternative financing.

The Company has no interest rate risk in relation to its financial liabilities, as its long term borrowings have a fixed interest rate.  The terms and conditions of this note are detailed in Note 15.  The Company’s cash assets are exposed to minimal interest rate risk.  The Company’s cash accounts are primarily held in low or no interest rate accounts.  Interest revenue is not a significant income item for the Company and the Company does not rely on the cash generated from interest income.

	Consolidated Entity
	2008 $	2007 $
Cash exposed to Australian interest rates	261,556	1,951,013
Cash exposed to United States of America interest rates	1,273,307	1,354,447

The average floating interest rate for the consolidated entity in the United States was 1.0% (2007: 3.5%)

The average floating interest rate for the consolidated entity in Australia was 3.5% (2007: 5.0%)

The Company does not have any cash exposed to fixed interest rates.

At 30 June 2008 if interest rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2008 $	2007 $	2008 $	2007 $
Cash exposed to AUS interest rates
+ 0.25% (25 basis points)	653	4,877	—	—
- 0.5% (50 basis points)	(1,307)	(9,755)	—	—

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2008 $	2007 $	2008 $	2007 $
Cash exposed to US interest rates
+ 0.15% (15 basis points)	1,909	2,031	—	—
- 0.25% (25 basis points)	(3,183)	(3,386)	—	—

Foreign Currency Risk
As a result of significant operations in the United States, the Company’s financial statements can be affected significantly by movements in the US$/A$ exchange rates.

The majority of the transactions (both revenue and expenses) of the United States subsidiary are denominated in US$’s.

The Company does not have any foreign currency cash flow hedges.

At balance date, the Company had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	Consolidated Entity
	2008 $	2007 $
Financial Assets
Cash and cash equivalents	9,353	11,687
Trade and other receivables	—	—
Restricted funds	—	—

Financial Liabilities
Trade and other payables	—	—
Derivative financial instruments	3,436,263	3,104,073

Net Exposure	(3,426,910)	(3,092,386)

At 30 June 2008 if foreign exchange rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2008 $	2007 $	2008 $	2007 $
Consolidated
AUD:USD +3%	141,704	(192,411)	—	—
AUD:USD -10%	264,944	(295,371)	—	—

Consolidated Entity
The impact of the change in the foreign exchange rate in the consolidated entity, relates to the valuation of the embedded derivative.  The inputs into this model are denominated in USD’s, therefore any change in the AUD/USD exchange will impact the valuation of the embedded derivative.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Price risk
Price risk arises from the Company’s exposure to oil and gas prices. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond the control of the Company.  Sustained weakness in oil and natural gas prices may adversely affect the Group’s financial condition.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The Group manages this risk by continually monitoring the oil and gas price and the external factors that may effect it.  The Board reviews the risk profile associated with commodity price risk periodically to ensure that it is appropriately managing this risk.  Derivatives are used to manage this risk where appropriate.  The Board must approve any derivative contracts that are entered into by the Company.

The Group has entered into fixed forward swap contracts with Macquarie Bank Limited covering appropriately 75% of the Group’s natural gas production until October 2009.

Whilst a decrease in the price of natural gas will have a negative impact on the sales income from natural gas, this will be partially offset by an increase in the gain from fixed forward swaps.  The movement in the fair market value of outstanding fixed forward swaps would also decrease if gas prices were to decrease.

Conversely if gas prices were to rise, sales income from natural gas would increase, however this would be partially offset by a decrease in the gain from fixed forward swaps.  Similarly the movement in the fair value of outstanding fixed forward swaps is likely to increase.

At 30 June 2008 if the price of natural gas, as determined by the price at Colorado Interstate Gas price point, had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2008 $	2007 $	2008 $	2007 $
Consolidated
Gas price + 10%	(622,975)	(1,589,337)	—	—
Gas price – 20%	1,253,503	1,446,723	—	—

The Group does not have any derivative instruments in place to protect it against price risk associated with oil sales.  The Board believes the Groups exposure to falling gas prices is tolerable.

Equity Price Risk
The Company are exposed to equity price risk in relation to the Company’s share price.  This is due to the fact that the Company’s share price is an input into the valuation model used to value the embedded derivatives and options.

While the Company does not manage this risk specifically, the Board and Executives continually monitor the share price and make decisions aimed at increasing share holder value.

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2008 $	2007 $	2008 $	2007 $
Consolidated
Company Share price to 22 cents at balance date	(226,885)	(311,303)	—	—
Company Share price to 10 cents at balance date	1,080,513	1,104,018	—	—

The Company’s share price at 30 June 2008 was 19 cents.

Credit Risk
The Company manages its credit risk through constantly monitoring its credit exposure, to ensure it is acceptable.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Credit risk arises from the financial assets of the Company, which comprise cash and cash equivalents, trade and other receivables, and financial assets at fair value through profit and loss.  The Company’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.  Exposure at balance date is addressed in each applicable note.

The Company does not hold any credit derivatives to offset its credit exposure.

The Company trades only with recognized, creditworthy third parties, and as such collateral is not requested nor is it the Company’s policy to securitise its trade and other receivables.

The Company holds its cash with large well respected banks, with no history of default and therefore its credit exposure to cash is minimal.

Receivables balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Whilst a small number of debtors account for a large percentage of the Company’s receivable balance, the Board does not consider this a significant risk to the Company as the debtors are all creditworthy with no history of default.   As at the date of this report, the Company does not have any receivables which are past their due date and the Company has not recorded any impairment in relation to its receivables.

Liquidity Risk
The Company’s objective is to fund future development through cash flow from operations, equity and debt, where appropriate.  It is the Company’s policy to review the cash flow forecasts regularly to ensure that the Company can meet its obligations when they fall due.

The table below reflects all contractual repayments and interest resulting from recognized financial liabilities, including derivative instruments as of 30 June 2008.  For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows for the respective upcoming fiscal years are presented.  Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2008.

The remaining contractual maturities of the Company’s financial liabilities are:

	Consolidated Entity
	2008 $	2007 $
6 months or less	1,762,546	1,263,448
6-12 months	1,567,894	1,251,254
1-5 years	21,312,426	32,591,958
	24,642,866	35,106,660

The Company monitors rolling forecasts of liquidity reserve on the basis of expected cash flow.

At balance date, the Company does not have any unused credit facilities.

Fair Value
The methods for estimating fair value and the fair value of the financial assets and liabilities are outlined in the relevant notes to the financial statements.

Set out below is a comparison by category of carrying amounts and fair values of the Company’s financial instruments recognised in the financial statements.

Market values have been used to determine the fair value of listed held-for-trading investments.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing market interest rates.

The carrying amount of trade receivables and payables approximates their fair value.

	Carrying Amount		Fair Value
Consolidated	2008 $	2007 $	2008 $	2007 $
Financial Assets
Cash	2,788,075	3,985,991	2,788,075	3,985,991
Trade and other receivables	1,935,267	1,875,479	1,935,267	1,875,479
Assets held for trading	180,590	552,859	180,590	552,859
Restricted funds	151,573	1,526,147	151,573	1,526,147

Financial Liabilities
Trade and other payables	826,113	2,901,166	826,113	2,901,166
Derivatives	5,492,831	3,683,790	5,492,831	3,683,790
Convertible notes – host contract	13,416,217	17,697,138	12,609,229	16,890,033

NOTE 31.    SHARE BASED PAYMENT PLANS

Whilst the Company does not have a formal employee share option plan in place, options are granted from time to time to better align employees’ interests with that of the Company.

In October 2007, 4,000,000 options were issued to employees.  These options have an exercise price of 30 cents per share, vested immediately and expire on 11 October 2012.  The value of these options was 8.52 cents.

In May 2008, 2,000,000 options were issued to an employee.  These options have an exercise price of 25 cents per share and expire 12 May 2013. 600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

During the fiscal 2006 year 8,500,000 options were issued to employees, directors and consultants associated with the Company. These options have an exercise price of 45 cents, vested immediately and expire on 31 May 2011. The value of these options was 23.87 cents per option for those issued to directors and 15.22 cents per option for those issued to executives. Although the options were issued on the same terms and conditions, different values have been assigned to them due to differences in the variables used in the binomial option pricing model used to the value the options.

The associated expense has been recognized in the income statement for the relevant year. The binomial pricing model used to value the options used the following variables.  The volatility has been estimated with reference to the historical volatility levels of the Company’s share price as well as consideration for the future expected volatility.

Option issued during 2008
The options have been valued at 8.52 cents per option at the grant date of 11 October 2007.

Share price at grant date (cents)	0.20
Exercise price (cents)	0.30
Time to expiry (days)	1,825
Risk free rate (%)	5.5
Share price volatility (%)	50

The options have been valued at 5.3 cents per option at the grant date being 11 May 2008.

Share price at grant date (cents)	0.15
Exercise price (cents)	0.25
Time to expiry (days)	1,825
Risk free rate (%)	6.5
Share price volatility (%)	50

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

Options issued during 2007
There were no options issued during the year ended 30 June 2007.

Option issued during 2006
Directors
The options have been valued at 23.87 cents per option at the grant date of 22 May 2006.

Share price at grant date (cents)	40.0
Exercise price (cents)	45.0
Time to expiry (days)	1,825
Risk free rate (%)	5.75
Share price volatility (%)	82.55

Executives
The options have been valued at 15.22 cents per option at the grant date being 7 June 2006.

Share price at grant date (cents)	37.5
Exercise price (cents)	45.0
Time to expiry (days)	1,825
Risk free rate (%)	5.75
Share price volatility (%)	69.79

At year end there were 22,716,668 (2007: 18,716,688, 2006: 18,716,688) options outstanding that had been granted to employees, directors and other service providers. The weighted average exercise price was 33 cents (2007:37 cents, 2006: 37 cents) per option.

During the year 2,000,000 options expired.  These options had an exercise price of 25 cents per share and an expiry date of 31 December 2009.

No options were forfeited or cancelled during the prior year.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2008 is between 2 and 5 years (2007: between 2 and 4 years: 2006: between 3 and 5 years).

The range of exercise prices for options outstanding at the end of the year was 25 – 45 cents. (2007: 25 – 45 cents 2006: 25-45 cents).

The weighted average fair value of options granted during the year was 7.4 cents (2007: nil 2006: 22.8 cents).

Other share based payments
During the prior year, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc.  The options have an exercise price of $0.42 shares and expire October 31, 2009.  They have been recorded as a cost of investment in Kestrel Energy Inc, which was merged with Samson Oil and Gas USA Inc, in the prior year.

These options have been valued at 9.8 cents per share, using the Binomial pricing model, which takes into account the following variables:

Dividend Yield (%)	—
Expected volatility (%)	69
Risk-free interest rate (%)	6.07%
Expected life of options – years	3
Option Exercise Price – cents	42.00
Share Price – cents	26.50

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended 30 June 2008

NOTE 32.    DISCONTINUED OPERATIONS

In May 2008 the Company sold its interests in the Amber Field in Grady County, Oklahoma for US$4,760,000.  The Company’s interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  The Company recognised a gain before income tax of $135,122 in relation to this sale. The Company recognised state income tax expense of $157,731 in relation to the sale of this interest.  The carrying value of assets sold was $4,859,250.

In June 2008, the Company sold its interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for US$500,000.  The Company had a 1.8% working interest in the field which has 81 producing wells.  The Company recognised a gain before income tax of $358,095 on this sale.  There was no income tax expense recognised in relation to the sale of this interest. The carrying value of assets sold, net of restoration liability was $145,823.

Both assets were part of the United States of America geographical reporting segment.

	Consolidated Entity
Revenue and Expenses from Discontinuing Operations	2008 $	2007 $	2006 $
Revenue
Sale of oil and gas
Oil sales	166,580	140,371	123,738
Gas sales	801,831	2,526,218	1,618,319
Non gas liquids	—	—	—
Other	—	—	—
Total Revenue	968,411	2,666,589	1,742,046

Expenses
Cost of sales	(611,049)	(1,364,582)	(739,657)
Impairment expense	(252,999)	(1,083,723)	(4,147,446)

Net profit/(loss) before income tax from discontinued operations	104,363	218,284	(3,145,056)

Income tax expense	—	—	—

Gain on sale of oil and gas properties	493,217	—	—
Income tax expense	(157,731)	—	—

Net profit/(loss) after income tax from discontinued operations	439,849	218,284	(3,145,056)

Profit/(loss) per share from discontinued operations - cents	0.22	0.11	(3.022)

Cash Flow Information
Net cash flows from operating activities	922,385	2,592,733	1,309,363
Net cash flows (used in) investing activities	—	(1,699,775)	(3,001,206)
Net cash flows from financing activities	—	—	—

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SAMSON OIL & GAS LIMITED

Date: December 18, 2008	By:	/s/ Terence M. Barr
Name: Terence M. Barr
Title: Managing Director, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Description
1.1	Constitution of Samson Oil & Gas Limited. (1)
4.1	Syndicated Convertible Loan Facility Agreement dated May 26, 2006, between Macquarie Bank Limited and Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (1)
4.2	Security Trust Deed dated May 2006, between Macquarie Bank Limited, Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (1)
4.3	Purchase and Sale Agreement dated March 6, 2006 between Samson Oil & Gas USA Inc., Stanley Energy Inc., and Stanley Energy W., Inc. (1)
4.4	Settlement Agreement dated October 17, 2006, between Kestrel Energy, Inc. and Dissenting Shareholders. (1)
4.5
Letter Agreement dated August 9, 2007, between Macquarie Bank Limited and Samson Oil & Gas USA, Inc. and Samson Oil & Gas Limited, amending that certain Syndicated Convertible Loan Facility Agreement dated May 26, 2006. (1)

4.6	Consultancy Agreement dated December 1, 2005, between Samson Oil & Gas Limited and Arndt Energy Limited. (1)
4.7	Letter Agreement, dated July 1, 2006, between Samson Oil & Gas Limited and Arndt Energy Limited, amending the Consultancy Agreement, dated December 1, 2005. (1)
4.8	Employment Agreement, effective at July 1, 2007, between Samson Oil and Gas USA, Inc. and Robyn Lamont. (1)
4.9	Employment Agreement, effective at October 1, 2007, between Samson Oil and Gas USA, Inc. and Robert Gardner. (1)
4.10	Deposit Agreement between Samson Oil & Gas Limited and The Bank of New York. (2)
4.11	Employment Agreement, effective at April 1, 2008, between Samson Oil and Gas USA, Inc. and David Ninke (3)
4.12	Purchase and Sale Agreement, dated May 6, 2008, between Samson Oil and Gas USA, Inc. and Kaiser Francis-Anadarko Limited Partnership (3)
8.1	List of Subsidiaries*
11.1	Code of Ethics and Business Conduct with Employees*
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certification of the Principal Executive Officer pursuant to 18 USC 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Principal Financial Officer pursuant to 18 USC 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of MHA Petroleum Consultants, Inc.*
15.2	ISDA Master Agreement dated August 30, 2006 between Samson Oil and Gas USA, Inc. and Macquarie Bank Limited (3)
15.3	Schedules to ISDA Master Agreement dated August 30, 2006 between Samson Oil and Gas USA, Inc. and Macquarie Bank Limited (3)

*	Filed with this Annual Report.
(1)	Incorporated by reference to the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on July 13, 2007 and amended on Form 20-F/A.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-6, filed with the SEC on July 13, 2007.
(3)	Incorporated by reference to the Company's Registration Statement on Form F-1, filed with the SEC on July 6, 2007, as amended.