Form 20-F
period 2009-06-30
Samson Oil & Gas LTD
filed 2009-12-17
CIK 1404079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

For the transition period from __________________________ to __________________________

Commission file number: 001–33578

SAMSON OIL & GAS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000
(Address of principal executive offices)

Terence Barr
Telephone number: 303–296–3994
Email: Terry.Barr@SamsonOilandGas.com
1726 Cole Blvd, Suite 210,
Lakewood, Colorado 80401
(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class American Depositary Shares* Ordinary Shares**	Name of exchange on which registered NYSE Amex

*	American Depositary Shares evidenced by American Depository Receipts. Each American Depositary Share represents 20 Ordinary Shares.
**	No par value. Not for trading, but only in connection with the listing of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  245,919,216 Ordinary Shares (including 107,552,400 Ordinary Shares in the form of American Depositary Shares) outstanding as at June 30, 2009.
Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act:  ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  ☐ Yes  ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No
Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S–T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non–accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b–2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non–accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act):☐ Yes   ☒ No

SAMSON OIL & GAS LIMITED

FORM 20–F ANNUAL REPORT

INTRODUCTION

Samson Oil & Gas Limited (“Samson” or the “Company”) is a company limited by shares, incorporated on April 6, 1979 under the laws of Australia.  Our principal business is the exploration and development of oil and natural gas properties in the United States.  Currently, we have five material oil and gas properties, all of which are producing.  We do not operate any of our material, producing properties; rather, we own a working interest in each property and have entered into operating agreements with third parties under which the oil and gas are produced and sold.

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

At that time Kestrel’s assets were comprised of approximately 20,000 acres in the Green River Basin in Wyoming, including projects in the Baxter Shale, Greens Canyon, Stage Coach East, Browns Ranch and Firehole Canyon and 1,280 acres in the Amber Field in Grady County, Oklahoma. On July 14, 2006, Kestrel filed a Plan of Merger with the Secretary of State in Colorado, which filing had the effect of cancelling all remaining Kestrel shares and granting to its shareholders the right to receive US$142 per share (based on 125% of the average market price for Kestrel shares traded prior to the share consolidation). Following the cancellation of these shares, Kestrel became a 100% owned subsidiary of Samson. Kestrel was subsequently merged with and into Samson’s other wholly–owned subsidiary, Samson Oil and Gas USA, Inc., a Colorado corporation, effective March 5, 2007.

On May 29, 2006, Samson Oil and Gas USA, Inc., a 100% owned subsidiary of Samson, completed the acquisition of two producing assets located in the Green River Basin in Wyoming. The assets comprise a 21% equity interest in the 250 acre crestal portion of the Jonah Field and 16.6% of the gross acreage  of the 12,500 acres associated with the Look Out Wash Field.

On January 7, 2008, our American Depositary Shares (“ADSs”), each representing 20 of our Ordinary Shares and evidenced by an American Depositary Receipts began trading on the American Stock Exchange, which has since been acquired and renamed NYSE AMEX, under the symbol (“SSN”).  At that time, we registered the ADSs with the U.S. Securities and Exchange Commission (the “SEC”) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Bank of New York Mellon, acting as depositary, holds the Ordinary Shares underlying the ADSs.  We are party to a deposit agreement with The Bank of New York Mellon, which agreement has previously been filed with the SEC and is an exhibit to this Annual Report.  We are currently classified as a “foreign private issuer” according to the rules promulgated by the SEC under the Exchange Act, though that could change in the future depending on various factors, including the proportion of our Ordinary Shares held directly or indirectly through ADSs by U.S. persons.

In May 2008, we sold our interests in the Amber Field in Grady County, Oklahoma for US$4,760,000.  Our interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  We disposed of this field as, in management’s view, it had limited growth potential for Samson with no future drilling currently planned.  We used US$2,940,000 of the proceeds to repay a portion of our Samson Oil & Gas USA’s convertible note facility with Macquarie Bank Limited.  We also eliminated 5,000 Mcf per month of our US$6.03 fixed forward swaps outstanding from January 2009 to October 2009 at a cost of US$60,000.

In October 2009, we completed a rights offering whereby we issued 920,171,519 ordinary shares, including 15,921,419 ADSs to raise A$11,042,058 pre–costs.  $4,000,000 was retained by us to be used to fund future drilling by Samson.  $406,247 was used to close out our current hedge positions and $4,473,573 used to repay a portion of our debt outstanding with Macquarie Bank Limited.

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

Bopd.  Barrels of oil per day

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

Mbbls. Thousand barrels (of oil)

Mcf.  Thousand cubic feet (of natural gas).

Mcfe.  Thousand cubic feet equivalent.

MMBtu.  One million British Thermal Units, a common energy measurement.

MMcf.  Million cubic feet.

MMcfe.  Million cubic feet equivalent.

MMcfpd.  Million cubic feet per day

MMstb.  Million Stock Tank barrels

NYMEX.  New York Mercantile Exchange.

Porosity.  The percentage of empty space within a rock.

Net Present value.  When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of net proved reserves, net of estimated production and future development and abandonment costs, using prices and costs assumed and specified in the actual use, without giving effect to non–property related expenses such as general and administrative expenses, debt service, accretion, and future income tax expense or to depreciation, depletion, and amortization, discounted using monthly end–of–period discounting at a nominal discount rate of 10% per annum.

Productive wells.  Producing wells and wells that are capable of production, including injection wells, salt water disposal wells, service wells, and wells that are shut–in.

Proved developed reserves.  Those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonably certainty  to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods and government regulations.  Samson’s reserves conform to the definitions approved by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress, except that they are based on price and cost parameters which allow for future changes in current economic conditions.

Proved reserves.  Estimated quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, can be estimated with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

Proved undeveloped reserves.  Estimated proved reserves that are expected to be recovered from new wells on undeveloped acreage or from existing wells where a relatively major expenditure is required for recompletion.

Psig. Pounds per square inch gauge

Shale gas.  Non conventional natural gas that is produced from reservoirs predominantly composed of shale with lesser amounts of other fine grained rocks rather than from more conventional sandstone or limestone reservoirs.

Throughput.  The volume of natural gas transported or passing through a pipeline, plant, terminal or other facility in an economically meaningful period of time.

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

FORWARD-LOOKING STATEMENTS

Written forward–looking statements may appear in documents filed with the Securities and Exchange Commission, or the SEC, including this annual report, documents incorporated by reference, reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward–looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. Samson relies on this safe harbor in making forward–looking statements.

Forward–looking statements appear in a number of places in this annual report and include but are not limited to management’s comments regarding business strategy, exploration and development drilling prospects and activities at our Jonah Field, Look Out Wash Field, State GC Field, Sabretooth and North Stockyard properties, oil and gas pipeline availability and capacity, natural gas and oil reserves and production, our ability to comply with conditions of the waivers already given under the loan facility or that may be given in the future, meet our capital raising targets and follow our use of proceeds plan described herein, our ability to and methods by which we may raise additional capital, production and future operating results.

In this Annual Report on Form 20–F, the use of words such as “anticipate,” “continue,” “estimate,” “expect,” “likely,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify uncertainties. While we believe that the expectations reflected in those forward–looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward–looking statements. The differences between actual results and those predicted by the forward looking statements could be material. These differences may be attributed to the factors described herein under the heading “Risk Factors” of this Annual Report, or other factors not listed there, including, without limitation, the following:

•	deviations in and volatility of the market prices of both crude oil and natural gas;

•	our entrance into transactions in derivative instruments;

•	our ability to continue as a going concern;

•	the timing, effects and success of our acquisitions, dispositions and exploration and development activities;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production;

•	timing, amount, and marketability of production;

•	third party curtailment, processing plant or pipeline capacity constraints beyond our control;

•	our ability to find, acquire, market, develop and produce new properties;

•	effectiveness of management strategies and decisions;

•	the strength and financial resources of our competitors;

•	climatic conditions;

•	changes in the legal and/or regulatory environment and/or changes in accounting standards;

•	policies and practices or related interpretations by auditors or regulatory entities;

•	unanticipated recovery or production problems, including cratering, explosions, fires;

•	uncontrollable flows of oil, gas or well fluids; and

•	our ability to comply with the waivers under our loan facility, meet our capital raising targets and follow our use of proceeds plan described herein.

Many of these factors are beyond our ability to control or predict. Neither these factors nor those included in the “Risk Factors” section of this Annual Report represent a complete list of the factors that may affect us.

We publish our consolidated financial statements in U.S. dollars.  In this annual report, unless otherwise specified, all dollar amounts are expressed in U.S. dollars, and references to “dollars,” “$” or “US$” are to United States dollars.  All references to “A$” are to Australian dollars.

Following the successful listing of our ADSs on the NYSE AMEX in January 2008 and the migration of approximately 100,000,000 ordinary shares to ADSs, the Board of Samson made the decision to change the presentation currency of Samson from Australian dollars to United States dollars during the year ended June 30, 2009.  Given the fluctuations in the AUD:USD exchange rate seen in recent years, we believe that presenting the our financial information in United States dollars will provide a better representation of our financial position and performance.

As used in this annual report, the term “fiscal” preceding a year means the 12–month period ended June 30 of the year referred to.  All other references refer to the applicable calendar year, unless the context otherwise requires.  As used herein, the term “Samson” refers to Samson Oil & Gas Limited and its one consolidated subsidiary, Samson Oil & Gas USA, Inc., unless the context otherwise indicates.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable.

Not applicable.

Item 3.   Key Information

A.	Selected financial data.

The selected financial data presented below is for the fiscal years ended June 30, 2009, 2008, 2007, 2006 and 2005.  The information for the fiscal years ended June 30, 2009, 2008 and 2007 is derived from our audited consolidated financial statements and notes thereto included in this annual report.

The data should be read in conjunction with the consolidated financial statements included elsewhere in this annual report.

Information prepared in accordance with International Financial Reporting Standards.

	Year ended June 30, 2009 US$	Year ended June 30, 2008 US$	Year ended June 30, 2007 US$	Year ended June 30, 2006 US$	Year ended June 30, 2005 US$
Total Revenue from continuing operations	4,656,775	7,394,643	6,866,107	4,313,986	720,798
Loss from continuing operations after tax	(30,159,175)	(2,913,881)	(2,074,483)	(16,540,897)	(576,325)
Profit/(loss) from discontinued operations after tax	–	418,038	158,137	(2,240,252)	(32,370)
(Loss) to members at Samson Oil & Gas Ltd.	(30,159,175)	(2,495,843)	(1,916,346)	(18,781,149)	(608,695)
(Loss) per share from continuing operations (cents) – Basic	(13.88)	(1.44)	(1.08)	(15.90)	(1.33)
(Loss) per share from continuing operations (cents) – Diluted	(13.88)	(1.44)	(1.08)	(15.90)	(1.33)
(Loss) per Share (cents) – Basic	(13.88)	(1.23)	(1.00)	(18.00)	(1.40)
(Loss) per Share (cents) – Diluted	(13.88)	(1.23)	(1.00)	(18.00)	(1.40)
Total Assets	23,132,644	52,766,686	54,058,075	56,846,719	22,787,315
Net Assets	4,613,116	32,970,695	32,376,780	35,034,071	21,575,378
Long Term Debt	16,846,207	12,899,693	17,656,069	17,894,552	–
Contributed Equity	55,985,941	55,511,344	52,484,660	52,498,886	19,217,750
Number of Shares	245,919,216	209,154,216	192,263,833	192,263,833	77,892,086
Dividends	–	–	–	–	–

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Risks Related To Our Business and Industry.

While we are in currently in compliance with the covenants in our loan facility, our lender has put restrictions on us that may affect our ability to successfully operate our business.

On May 26, 2006, our wholly–owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to issue senior convertible loans in an aggregate principal amount of $21 million for the purpose of financing the purchase of the Jonah and Look Out Wash Fields.  At the date of this report the outstanding principal amount owed to Macquarie is approximately $12.6 million.  We have guaranteed the Loan Facility, which is secured by substantially all of our assets and the assets of Samson USA.

On October 6, 2009, we closed two concurrent rights offerings to holders of our ordinary shares in Australia and our American Depositary (the “Rights Offering”).  We used a portion of the net proceeds of the Rights Offering to pay down the Loan Facility.  This pay down reestablished our compliance with the terms of the Loan Facility.  Prior to the Rights Offering, we had been in violation of the reserve to debt ratio covenant as of December 31, 2008, March 31, 2009, and June 30, 2009.  On March 25, 2009, Macquarie granted us a waiver of the December 31, 2008, violation. In connection with this waiver, we were required to enter into additional hedging transactions for our anticipated production of natural gas, priced at the Colorado Interstate Gas and Henry Hub price points, and with reference to our anticipated oil production, priced at WTI price points.  Our violations of the reserve to debt ratio covenant as of March 31 and June 30, 2009,  were waived on September 3, 2009, as part of a restructuring of the Loan Facility and the anticipated closing of the Rights Offering. As a result, the Loan Facility now  includes additional covenants with respect to EBITDA, crude oil production, and natural gas production.  In particular, we are required to maintain a PDP reserve–to–debt ratio of at least 1.2:1 from December 31, 2009 and for each quarter end thereafter. From January 1, 2010, we will also be required to repay $200,000 of the principal outstanding each month.

While we believe that we will be able to remain in compliance with the restructured Loan Facility for the foreseeable future, there is no assurance that we will be able to do so.  Some of the covenants in the Loan Facility may be affected by changes in market prices for oil or natural gas, which are entirely out of our control, or by the results of our drilling program, which cannot be predicted with any certainty.  If we do violate any of these covenants in the future, we may not be able to obtain a waiver from Macquarie on acceptable terms.  If we elect to seek alternative financing arrangements, we may not be able to obtain such financing on terms acceptable to us.

We recorded an impairment on the carrying value of our oil and gas assets, and we had a disagreement with a former reservoir engineering consulting firm about the carrying value.

Our balance sheet has been prepared using a reserve report prepared by a reservoir engineering consulting firm to support the carrying value of the oil and gas assets presented in the balance sheet. Based on this reserve report, we recognized an impairment expense for the six months ended June 30, 2009 of $1,007,159, primarily in relation to the North Stockyard Field in North Dakota and the Highlight Field in Wyoming, which amount is in addition to the $20,699,022 impairment expense (primarily based on the deterioration of oil and natural gas prices) recognized for the six months ended December 31, 2008.  The impairment recognised at the half year was primarily in relation to the carrying value of our Lookout Wash and Jonah fields.  Drilling results in the North Stockyard field and oil and natural gas prices have improved since that time, so we do not expect to record any additional impairment in the near future, but there can be no assurance that subsequent changes in oil and gas prices or drilling results will not make it appropriate to do so.

Moreover we previously received an independent reserve report for June 30, 2009, from a different reservoir engineering consulting firm that differed significantly from our internal reserve estimates due to different interpretations of technical data by the firm. We did not agree with the interpretations of reservoir data made by this firm and therefore sought a second reserve report by another firm, which is the report on which our balance sheet is based.  While we believe that the original reserve report was unreasonable and that subsequent positive drilling results have confirmed the accuracy of our belief, there can be no assurance that our position will ultimately prove to be correct.

Oil and natural gas prices are extremely volatile, and decreases in prices have in the past and could in the future adversely affect our revenues, cash flows and profitability.

Our revenues, profitability and future rate of growth depend principally upon the market prices of oil and natural gas, which fluctuate widely. Sustained declines in oil and gas prices may adversely affect our financial condition, liquidity and results of operations. For example, if the price of oil and natural gas were to have been 10% lower in the years ended June 30, 2009 and 2008, the net loss reported by Samson would have increased by 1.54 % and 25.1% respectively.

Factors that can cause market prices of oil and natural gas to fluctuate include:

•	national and international financial market conditions;

•	uncertainty in capital and commodities markets;

•	the level of consumer product demand;

•	weather conditions;

•	U.S. and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political and economic conditions in oil producing countries, particularly those in the Middle East, including actions by the Organization of Petroleum Exporting Countries;

•	the foreign supply of oil and natural gas;

•	the price of oil and gas imports, consumer preferences; and

•	overall U.S. and foreign economic conditions.

We cannot predict future oil and gas prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Additionally, the location of our producing wells may limit our ability to take advantage of spikes in regional demand and resulting increases in price. On the other hand, the extension of the Rockies Express natural gas pipeline (“REX”), to Monroe County, Ohio, in the fall of 2009 is expected to increase the demand for natural gas from the Rocky Mountains as it becomes available to users in the eastern half of the United States for the first time. While such increased demand would normally be expected to increase the prices we receive for our natural gas, other factors, such as the recent sharp downturn in worldwide economic activity, may dampen or even reverse any such positive impact on prices.

Lower oil and natural gas prices may not only decrease our revenues, but also may reduce the amount of oil and natural gas that we can produce economically. Such a reduction may result in substantial downward adjustments to our estimated proved reserves and require write–downs of our properties. If this occurs, or if our estimates of development costs increase, our production data factors change or our exploration results do not meet expectations, accounting rules may require us to write down the carrying value of our oil and natural gas properties to fair value, as a non–cash charge to earnings. International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) require us to assess impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to estimated discounted future net cash flows on a field–by–field basis, using estimated production based upon prices at which management reasonably estimates such products to be sold. If net capitalized costs exceed discounted future net cash flows, the measurement of impairment is based on estimated fair value, which would consider future discounted cash flows. We were required to recognize impairment charges at December 31, 2008 of $20,699,022, based primarily on the deterioration of oil and natural gas prices. If current prices and conditions worsen, we may incur substantial additional impairment charges in the future, which could have a material adverse effect on our results of operations.

The worldwide crisis in credit and financial markets may affect our ability to obtain additional funding on acceptable terms.

While we do not believe the recent turmoil in the global financial system has affected our relationship with our primary lender, Macquarie Bank Limited, we may face challenges in the future if conditions in the financial markets do not improve. For example, we may require additional capital to develop our undeveloped acreage or pursue new opportunities, but, financing may be unavailable to us for such activity.  While conditions may change in the future, currently we have no additional availability under the Loan Facility. If other funding is not available, or is available only on unfavorable terms, we may be unable to implement our drilling plans, make capital expenditures, or take advantage of future business opportunities. Such a curtailment of our exploration activities and operations would have an adverse effect on our revenues and results of operations.

Reserve estimates are imprecise and subject to revision.

Estimates of oil and natural gas reserves are projections based on available geologic, geophysical, production and engineering data. There are uncertainties inherent in the manner of producing, and the interpretation of, this data as well as in the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of factors including:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the ability of Samson to access the capital required to develop proved undeveloped locations;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the engineers preparing the estimate.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will likely vary from our estimates. Any significant variance could materially affect the quantities and value of our reserves. Our reserves may also be susceptible to drainage by operators on adjacent properties. We are required to adjust our estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices.  As reflected by our disagreement, noted above, with the original reserve report we received from an independent reservoir engineering consulting firm and the significant differences between that report and the report generated by another firm, these reserve reports are necessarily imprecise and may significantly vary depending on the judgment of the reservoir engineering consulting firm.

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

As a result of these and other factors, we will be required to periodically reassess the amount of our reserves, which may require us to recognize a write–down of our oil and gas properties, as occurred at December 31, 2008 and June 30, 2009.

We operate only a small percentage of our proved properties.

The business activities at all of our material producing properties are conducted through joint operating agreements under which we own partial non–operating interests in the properties. As a result, we do not have control over normal operating procedures, expenditures, or future development of those properties, including our interests in the Jonah Field, Look Out Wash, North Stockyard and State GC properties. Consequently, the operating results with respect to those properties are beyond our control. The failure of an operator of our wells to perform operations adequately, or an operator’s breach of the applicable agreements, could reduce our production and revenues. In addition, the success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, the participation of other owners in drilling wells, and the appropriate use of technology. Since we do not have a majority interest in most of these properties, we may not be in a position to remove the operator in the event of poor performance. Further, significant cost overruns of an operation in any one of these projects may require us to increase our capital expenditure budget and could result in some wells becoming uneconomic.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our reserves will decline significantly as production occurs unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves that are economically feasible and in developing existing proved reserves.

To the extent that cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. In addition, under the terms of the Loan Facility, which is secured by all of our assets we must obtain Macquarie’s consent prior to the sale or other disposition of any existing assets or the acquisition of any new assets if the acquisition would involve the incurrence of additional debt.

Forward sales and hedging transactions may limit our potential gains or expose us to losses.

To manage our exposure to price risks in the marketing of our natural gas and as required by Macquarie under our loan facility, we have entered into hedging arrangements for a portion of our oil and natural gas production. As of December 1, 2009, we have ratio collars in place with respect to our 2009, 2010 and 2011 production.

Our hedging transactions expose us to certain risks and financial losses, including, among others:

•	our production is less than expected;

•	the risk that we may be limited in receiving the full benefit of increases in oil and natural gas prices as a result of these transactions;

•	the risk that we may hedge too much or too little production depending on how oil and natural gas prices fluctuate in the future; and

•	the risk that a counterparty to a hedging arrangement may default on its obligation to us.

A significant portion of our producing properties are located in the  Rocky Mountain sand  are vulnerable to extreme seasonal weather, environmental regulation and production constraints.

A significant portion of our operating properties are located in the Rocky Mountain region. As a result, the success of our operations and our profitability may be disproportionately exposed to the impact of adverse conditions unique to that region. Such conditions can include extreme seasonal weather, which could limit our ability to access our properties or otherwise delay or curtail our operations. Also, there could be delays or interruptions of production from existing or planned new wells by significant governmental regulation, transportation capacity constraints, curtailment of production, interruption of transportation, or fluctuations in prices of oil and natural gas produced from the wells in the region.

In addition, some of the properties we intend to develop for production are located on federal lands where drilling and other related activities cannot be conducted during certain times of the year due to environmental considerations. This could adversely affect our ability to operate in those areas and may intensify competition during certain times for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs, particularly if our exploration or development activities on federal lands, or our production from federal lands increases.

The marketability of our production depends upon the availability, operation and capacity of gas gathering systems and the availability of interstate pipelines and processing facilities, all of which are owned by third parties.

The unavailability or lack of capacity of these systems and facilities, which result from factors beyond our control, could result in the shut–in of producing wells or the delay or discontinuance of development plans for properties. We currently own an interest in several wells that are capable of producing but may have their production curtailed from time to time at some point in the future pending gas sales contract negotiations, as well as construction of gas gathering systems, pipelines, and processing facilities. On the other hand, the completion of the REX pipeline to Ohio is expected to return the price and production levels of natural gas in the Rocky Mountain region to more historically normal levels.

Petroleum exploration and development involves substantial business risks.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;

•	unexpected abnormal pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse changes in prices;

•	weather conditions;

•	ability to fund capital necessary to develop exploration properties and producing properties;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment.

While there can be no assurance as to the actual costs we will incur to develop our proved reserves, as of June 30, 2009, we estimate the cost at approximately $5.4 million. Various uncertainties may affect the accuracy of our estimate. For example, we may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market–related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the viability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well.

Our industry experiences numerous operating hazards.

The exploration, development and operation of oil and gas properties involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. These industry operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean–up responsibilities, regulatory investigation and penalties, and suspension of operations, any of which could result in substantial losses.

Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to damage claims by other oil and gas companies.

Although we and our operating partners maintain insurance to cover our operations, some risks, such as pollution and environmental risks generally, are not fully insurable. Our insurance policies and contractual rights to indemnity may not adequately cover our losses, and we do not have access to insurance coverage or rights to indemnity for all risks. If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position and results of operations.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to succeed.

The oil and natural gas industry is highly competitive, and we compete with other companies that are significantly larger and have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay higher prices for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these competitors may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger competitors may also be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

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

The environmental laws and regulations to which we are subject:

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

We depend on key personnel.

The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success. Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. We maintain a $1,000,000 “key man” insurance policy on our Chief Executive Officer, but not on any other executive. Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals. Competition for these and other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

Risks Related to Our Securities

We do not expect to pay dividends in the foreseeable future. As a result, holders of our Ordinary Shares and ADSs must rely on appreciation for any return on their investment.

We do not anticipate paying cash dividends on our Ordinary Shares in the foreseeable future. Accordingly, holders of our Ordinary Shares and ADSs will have to rely on capital appreciation, if any, to earn a return on their investment in our Ordinary Shares. Furthermore, we are subject to contractual restrictions on the payment of dividends under the terms of our Loan Facility with Macquarie Bank Limited.

Currency fluctuations may adversely affect the price of our ADSs relative to the price of our Ordinary Shares.

The  price of our Ordinary Shares is quoted in Australian dollars and the price of our ADSs is quoted in U.S. dollars.  Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our Ordinary Shares. The Australian dollar has during the calendar year 2009, as a general trend appreciated against the U.S. dollar but this may not always be the case.  If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline correspondingly, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. In the unlikely event that dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADSs will receive from our depositary (as defined below in “Description of American Depositary Shares”). While we would ordinarily expect such variances to be adjusted by inter-market arbitrage activity that accounts for the differences in currency values, there can be no assurance that such activity will in fact be an efficient offset to this risk.

The prices of our Ordinary Shares and ADSs have been and will likely continue to be volatile.

The trading prices of our Ordinary Shares on the ASX and of our ADSs on the NYSE Amex have been, and likely will continue to be, volatile. Other natural resource companies have experienced similar volatility and we expect that results of exploration activities, the price of oil and natural gas, future operating results, market conditions for natural resource shares in general, and other factors beyond our control, could have a significant, adverse impact on the market price of our Ordinary Shares and ADSs. Volatility creates opportunities for arbitrage trading between the ASX and NYSE Amex markets, which may artificially inflate or deflate the price of our securities.

The trading prices of our ADSs may be adversely affected by short selling, some of which may be in violation of law.

“Short selling” is the sale of a security that the seller does not own, including a sale that is completed by the seller’s delivery of a “borrowed” security.   Short sellers make a short sale because they believe that they will be able to buy the stock at a lower price than their sales price. Significant short selling of a security may create an incentive for market participants to lower the trading prices of that security.  Historically, short selling on United States trading markets seldom led to such a downward spiral in trading prices because of SEC and stock exchange rules that limited the times when a short sale could be effected (the “Uptick Rule”).  With the repeal of the Uptick Rule and the passage of SEC Regulation SHO, manipulation of trading prices on U.S. exchanges by short sellers has become much more prevalent, and a public outcry has led the SEC to reconsider the regulatory scheme for short selling, including the potential reintroduction of the Uptick Rule, or a modified version thereof.

While obtaining accurate data concerning the short selling of our American Depositary Shares (“ADSs”) is difficult, based on our review of the available data, we believe that, from time to time, there has been significant short selling activity in our ADSs and that some of this trading was in violation of applicable law.  As a result, we have notified responsible authorities at NYSE Amex of our concerns and have sought to have our ADSs included on a list of securities maintained by NYSE Amex that restrict the ability of traders to engage in short selling.  We are hopeful that, in light of the information we have provided to NYSE Amex and to the SEC concerning the trading activity in our ADSs, in the future, Regulation SHO will be enforced with respect to our ADSs.  We also hope that such enforcement will diminish the extent to which our ADSs are adversely affected by manipulative short selling activity.

On the other hand, we acknowledge that we are only one of many companies suffering from the failure of the SEC’s new regulatory scheme for short selling.  Accordingly, we appreciate the possibility that, unless the SEC formulates a more effective way to regulate short selling, the risk of manipulative downward pressure on the trading price of our ADSs and other securities caused by short selling remains significant.

We may be, or we may become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes.  If we are or we become a PFIC, it would have negative tax consequences to holders of our ADSs.

Potential investors in our ADSs should consider the risk that we could be now, or could in the future become, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Although we do not believe we were a PFIC for the 2009 fiscal year and we do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control and may be subject to uncertainties, so we cannot be certain of our PFIC status. We have not undertaken a formal study as to whether we are a PFIC, and we do not intend to do so in the foreseeable future.  Moreover, we do not undertake an obligation to determine our PFIC status, or to advise investors in our securities as to our PFIC status, for any taxable year.

If we were determined to be a PFIC for any year, holders of our ADSs who are U.S. persons for U.S. federal income tax purposes (a “U.S. holder”) whose holding period for such Ordinary Shares or ADSs includes part of a year in which we are a PFIC generally will be subject to a special, highly adverse, tax regime imposed on “excess distributions” of a PFIC.  This regime will apply irrespective of whether we are still a PFIC in the year the “excess distribution” is made or received. “Excess distributions” for this purpose would include not only specified distributions received on shares in a PFIC but also gains by a U.S. holder on a sale or other transfer of the shares (including certain transfers that would otherwise be tax free).  Under the PFIC rules, excess distributions would be allocated ratably to the U.S.  holder’s holding period. The portion of any excess distributions allocated to the current year would be includible by the U.S. holder as ordinary income in the current year. The portion of any excess distributions allocated to prior years would be taxed to such holder at the highest marginal rate applicable to ordinary income for each year (regardless of the holder’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges.

In certain cases, U.S. holders may make elections to mitigate the adverse tax rules that apply to PFICs (the “mark–to–market” and “qualified electing fund” or “QEF” elections), but these elections may also accelerate the recognition of taxable income and could result in the recognition of ordinary income.  We have never received a request from a holder of our ADSs for the annual information required to make a QEF election and we have not decided whether we would provide such information if a request were to be made.  Additional adverse tax rules will apply to U.S. holders for any year in which we are a PFIC and own or dispose of shares in another corporation that is itself a PFIC. For example, special adverse rules that impact certain estate planning goals could apply to our ADSs if we are a PFIC.

While we consider it very unlikely that we will ever be classified as a PFIC for U.S. income tax purposes, U.S. holders should be aware of the risk and the adverse tax consequences of such a determination.

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers our ADSs on our behalf. Each ADS is represented by a certificate evidencing a specific number of ADSs. Our ADS holders will not be treated as shareholders and do not have the rights of shareholders which are described below in “Description of Ordinary Shares.” The depositary will be the holder of the Ordinary Shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary and our ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. For a description of ADS holder rights, see “Description of American Depositary Shares.”

Our ADS holders do not have the right to receive notices of general meetings or to attend and vote at our general meetings of shareholders. Our ADS holders may instruct the depositary to vote the Ordinary Shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depository to ask for the instructions, our ADS holders are not entitled to receive our notices of general meeting or to exercise their right to vote.  On the other hand, ADS holders can exercise their right to vote the Ordinary Shares underlying their ADSs by withdrawing the Ordinary Shares. While it is possible that our ADS holders would not know about the meeting enough in advance to withdraw the Ordinary Shares, announcements of our shareholder meetings are made by press release and copies of the announcement are routinely filed with the SEC on Form 6-K . If we do ask the depositary to seek our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practicable, subject to Australian law and the provisions of the depositary agreement, to vote the Ordinary Shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADS holders may not be able to exercise voting rights.

Similarly, while our ADS holders would generally receive the same dividends or other distributions as holders of our Ordinary Shares, their rights are not identical.  Dividends and other distributions payable with respect to our Ordinary Shares generally will be paid directly to those holders.  By contrast, any dividends or distributions payable with respect to Ordinary Shares that are held as ADSs will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of Ordinary Shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution, such as when it is unlawful or impractical to do so. See the next risk factor below.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

Our depositary, Bank of New York Mellon, has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of Ordinary Shares their ADSs represent.

In the case of a cash dividend, the depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If it is not possible to convert any cash dividends or distribution into US$, then the deposit agreement with the depositary allows the depositary to distribute foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADS holders may lose some of the value of the distribution.

The depositary may determine if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that, under rare circumstances, our ADS holders may not receive the same distributions we make our Ordinary Shares or any value for them if it is illegal or impractical for us to make them available to them.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

We are a “foreign private issuer” under applicable U.S. securities laws, and we are therefore not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934 that apply to other U.S. issuers. In order to maintain this status, a majority of our Ordinary Shares, including Ordinary Shares underlying our ADSs, must be either directly or indirectly owned of record by non-residents of the United States.  Currently, we believe that a majority of our ordinary shares are held by non-residents of the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC, and New York Stock Exchange, or the NYSE, rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. Substantially all of our directors named in this annual report reside outside the U.S. Substantially all of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

Item 4.   Information on the Company

A.	History and development of the Company.

Samson Oil & Gas Limited is a company limited by shares, incorporated on April 6, 1979 under the laws of Australia.  Our registered office is located at Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 and our telephone number at that office is 618–9220–9830.  Our principal office in the United States is located at 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 and our telephone number at that office is +1 303–295–0344.  Our web site is http://www.samsonoilandgas.com.

Our ordinary shares were initially listed on the Australian Stock Exchange on April 17, 1980 using the name “Samson Exploration NL”.  On January 12, 2005 we changed our name to Samson Oil and Gas NL.  On February 10, 2006, we changed our name again to our current name, Samson Oil & Gas Limited.

On January 7, 2008, we began trading our ADSs on the American Stock Exchange (“AMEX”). Our initial registration statement on Form 20–F (the “Registration Statement”) was declared effective by the Securities Exchange Commission on January 4, 2008.  In June 2008, the membership group of AMEX approved a merger between AMEX and NYSE Euronext Inc, the parent company of the New York Stock Exchange.  After this merger was completed in October 2008, AMEX was renamed as the NYSE Amex, where our ADSs are currently traded.

Significant Acquisition and Dispositions, Capital Expenditures and Divestitures

The Davis Bintliff #1 well in Brazoria County, Texas, was drilled and completed in during the first half of fiscal 2009, at a cost of $1,209,810.  The well was deviated to a subsurface target displaced laterally 4,000 feet to the north west of the surface location such that all targets could be intersected vertically. The well, which is part of the Sabretooth Prospect, is currently producing 3.4 MMcf of gas per day and 42 bopd.

The Davis Bintliff #1, in which we have 12.5% working interest before payout and a 9.375% working interest thereafter, has added significantly to our proved developed assets.  Moreover, because the well is in the Gulf Coast Basin, the gas produced is being sold at Henry Hub prices.

In November of 2009 the Leonard 1-23H well, located in the Williston Basin was fracture stimulated.  The results of the stimulation were very positive as production increased six fold over the pre-frac production rate.  The well, which was drilled in the historically productive Bakken Formation, currently flows naturally at rates over 300 bopd and 500 Mcf/d of gas. We have a 10% working interest in the Leonard 1-23H, which is part of the North Stockyard Project in North Dakota

In April of 2008, the State GC #2 well was drilled and logged in April 2008, at a cost of $1,031,065.  Currently this well has tested at 20 barrels of oil and 75 Mcf per day.  Further completion operations are underway with the intent to tap into an additional hydrocarbon bearing reservoir to increase production.  To date, the results of this operation have produced no marked increase in production from the Wolfcamp and Leonard intervals.  As at the date of this annual report, well performance is being monitored before the remaining Bone Spring interval is completed such that additional completion activities are fully optimized.

In May of 2008, we sold our interests in the Amber Field in Grady County, Oklahoma for $4,760,000.  Our interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  We disposed of this field as, in management’s view, it had limited growth potential for Samson with no future drilling currently planned.  We used $2,940,000 of the proceeds to pay down our Loan Facility with Macquarie Bank Limited.

B.	Business overview.

Nature of Operations.  Our principal business is the exploration and development of oil and natural gas properties in the United States.  Currently, we have five material oil and gas properties, all of which are producing.  We do not operate any of our material, producing properties; rather, we own a working interest in each property and have entered into operating agreements with third parties under which the oil and gas are produced and sold.  The following table sets forth a summary of certain information about our material properties – for a more detailed description of each property, please see “Item 4.  Information about the Company – Section D.  Property, Plants and Equipment.”

Material Oil and Gas Properties

	Samson Proved Reserves at June 30, 2009
Property and Location	Oil bbls	Gas MMcf	Working Interest
Jonah Field, Green River Basin, Wyoming	37,100	5,604	21
Look Out Wash Field, Green River Basin, Wyoming	2,900	3,161	18.2
State GC Oil and Gas Field, New Mexico	85,500	95	37
North Stockyard, Williston Basin, North Dakota	46,900	32	34.5
Davis Bintliff, Brazoria County, Texas	7,700	642	9.375

Each of the properties listed above is operated by a third party operator who conducts all activities at these properties pursuant to the terms of joint operating agreements.  Consequently, operating results with respect to those properties are beyond our control.

In addition to the material properties listed above, we are undertaking exploration and development activities at certain other properties.  We intend to continue to pursue the acquisition of oil and gas properties and pursue strategic opportunities in our industry.

Principal Markets.  As of June 30, 2009, we operate in one reportable segment, the exploration for, development and production of oil and natural gas in one geographic area, being the United States, with head office activities in Australia.  Set forth below are our assets, revenues and net loss for the prior three years (excluding discontinued operations), in the United States.

	Identifiable Assets (Liabilities)	Revenues Net Profit/(Net Losses)
2009	$22,937,753	$4,655,149
	$(1,544,424)	$(25,148,781)

2008	$52,265,539	$7,376,102
	$(3,416,072)	$1,675,862

2007	$46,639,143	$6,724,187
	$(3,566,370)	$10,014

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

Because we are not the majority owner of any of our material producing properties, we have limited input into the negotiation of the operator’s marketing arrangements.  To minimize the impact to us of fluctuating gas prices, we have entered into fixed forward swap contracts with Macquarie Bank Limited.  Please see “Item 5.  Operating and Financial Review and Prospects – section D.  Trend Information.”

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

D.	Property, plant and equipment – our oil and gas properties

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

Development of this field, which is currently operated by Omimex Corporation, has resulted from the application of advanced fracture stimulation techniques.  The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is approximately 20 acres.  In late 2006, approval was granted for developing the field on 10 acre spacing, which could result in five or six development wells being drilled in Samson’s acreage.

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

During the year ended June 30, 2009, we recognized net impairment of $10,835,150 in regard to this field.  This was due to the reserve value of the field decreasing following the weakening in the gas price during the year.

At June 30, 2009, the Jonah Field had proved reserves of 37,100 bbls and 5,604 MMcf.

Look Out Wash Field, Wyoming

Samson 18.2% Working Interest

The Look Out Wash Field is located in the Washakie Basin, which is part of the Greater Green River Basin, and is currently producing from 20 wells on Samson’s acreage and is currently operated by Cabot Oil and Gas Corporation

This field produces principally from the Almond Bar, which is a stratigraphically bound trap. Several formations above and below this main target are gas productive including:

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

During the year ended June 30, 2009, we recognized net impairment of $8,740,367 in regard to this field.  This was due to the reserve value of the field decreasing following the weakening in the gas price during the year.

At June 30, 2009, the Look Out Wash Field had net proved reserves of 2,900 bbls and 3,161 MMcf.

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

The State GC #2 well was drilled and logged in April 2008.  Currently this well has tested at 20 barrels of oil and 75 Mcf per day.  Further completion operations are underway with the intent to tap into an additional hydrocarbon bearing reservoir to increase production in this well.  To date, this operation has resulted in no marked increase in production from the Wolfcamp and Leonard intervals.  As at the date of this report, well performance is being monitored before the remaining Bone Spring interval is completed such that additional completion activities are fully optimized.

During the year ended June 30, 2009, we recognized net impairment of $78,458 in regard to this field.  This was due to the reserve value of the field decreasing following the weakening in the gas price at June 30, 2009.

At June 30, 2009, the State GC field had net proved reserves of 85,500 bbls and 95 MMcf.

North Stockyard Project –Williston Basin, North Dakota

Samson 34.5% Working Interest

In December 2006, Samson acquired a 34.5% working interest in 3,303 acres adjacent to the North Stockyard Oil Field, which is located in the Williston Basin in North Dakota and is currently operated by Zavanna LLC.

The prospect has the ability to deliver five locations with each well being drilled as a horizontal intersection, which is common in the adjacent fields. Each well in the program will be dependent on the successful completion of the initial and subsequent wells.

The Harstad #1–15H well has been completed and surface facilities have been constructed. The oil cut has been constant at around 60%. An acid fracture stimulation was undertaken in February 2008, which increased the production rate of this well from 60 bopd to an average of 120 bopd for the first two months after the frac.  Production has gradually decreased after this initial two month period consistent with the company’s production forecast. As of the end of November 2009, the well was producing 55 bopd and 100 Mcf/d.

The Leonard #1–23 H is a Bakken oil test that was drilled with horizontal lateral in November 2008. The horizontal lateral was drilled to a total depth of 17,110 feet and a 4.5 inch liner with associated external casing packers set in the lateral section between 11,505 feet and total depth.  A fracture stimulation of the well occurred in November 2009, which increased the production rate six-fold from approximately 50 Bopd and 100 Mcf/d pre-frac to over 300 Bopd and 500 Mcf/d post-frac.

The Bakken Formation gained significant prominence after the United States Geological Survey (USGS) published an estimate in April 2008 stating that the unit could recover between 3.0 and 4.3 billion barrels of oil. The USGS estimated that the Bakken Formation represents a “continuous” oil accumulation and suggested that advances in completion technology have increased  the estimated recovery potential by 25 times since an earlier USGS study in 1995.

While the original objective of this well was the Bluell Formation, Samson elected to reduce its working interest to 10% in the deepening to the Bakken Formation in this well, while maintaining its 37.5% equity interest in the Bakken Formation for the balance of the acreage.  Samson has therefore been able to achieve an evaluation of the Bakken Formation in this well bore at a modest exposure while retaining significant equity in the balance of the acreage, which could be developed if this initial Bakken well is successful.

At June 30, 2009, the North Stockyard field had net proved reserves of 46,900 bbls and 32 MMcf.

Davis Bintliff #1 Well (Sabretooth Prospect) Brazoria County, Texas

Samson 9.375% Working Interest

Drilling operations were completed on the Davis Bintliff #1 well on September 4, 2008. Casing and cementing operations were completed and the drilling rig was demobilized on September 5, 2008.  This well is operated by Davis Holdings.

The Davis Bintliff #1 well was completed and flow tested at the end of October 2008.  The well was perforated from 14,341’ to 14,359’ and 14,354’ to 14,368’.  The well flow tested 6.17 MMscfd and 74 bopd with no water production at 9,738 psig flowing tubing pressure on a 13/64th surface choke setting.

The well flow was constrained by a relatively small choke size to ensure that the production casing was not subjected to mechanical stress that could have compromised its structural integrity.  The well experienced a final surface shut–in pressure of 9,804 psig – implying an initial reservoir pressure of 11,634 psig.

At November 30, 2009, the Davis Bintliff was producing at an average rate of 3.4 MMcf/d and 42 bopd.  The well had net proved reserves of 7,700 barrels of oil and 642 MMcf of gas.

Hawk Springs Project, Wyoming

Samson 50.0% Working Interest

Samson entered into a joint venture agreement in May 2006 to acquire acreage in the Hawk Springs project area, located in the Denver–Julesburg Basin in Wyoming. The venture holds approximately 144,000 acres and covers three prospective formations.

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

In 2006, the initial well in the Hawk Springs Project, London Flats #1-29H well, was drilled and subsequently temporarily abandoned.  It was determined during a recent review of all the drilling and completion reports that “communication” was never achieved with the Niobrara “B” reservoir in the horizontal portion of the wellbore when the well was completed.  The completion engineers were never able to break down the formation.  The formation around the wellbore was severely damaged by the freshwater drilling fluids interacting with the bentonite (which causes swelling) in the Niobrara.  As a result of not being able to break the formation down, the Niobrara zone was abandoned and two shallower zones in the vertical portion of the well bore were tested and deemed uneconomic.  We are now planning to go back down to this horizontal leg to perforate and frac at the toe and heel of the horizontal wellbore.  Geologically, we have a high resistivity anomaly in this area that is similar to the Silo Field to the south (which is a ten million barrel oil field).  If we produce any oil in our well, it will be a success and lead to drilling multi-stage horizontal wells on the 60,000 acres we have here.  A leading competitor has recently acquired a large acreage position just to the south of our acreage and has indicated its intent to drill a new Niobrara well this winter.   If the competitor’s wells is successful, it could enhance the value of our acreage and possibly lead to this prospect becoming our next big resource play.

The J–Sand Sandstone formation is also productive throughout the larger Wattenberg Field and Denver–Julesburg Basin area, with productive wells drilled recently by Delta Petroleum and Noble Energy. Wells drilled in this formation average recovery of 1 Bcf.

The Codell Sandstone formation is also productive in the Denver–Julesburg Basin with a cumulative production of 30 MMstb of oil and 320 Bcf of gas from that formation in the Wattenberg Field.

The reservoirs in the Hawk Springs field are stratigraphically trapped. Similar geologic circumstances are present within the southwestern part of the project area where an isolated thick sequence of Codell Sandstone has been mapped using existing well control and therefore has the potential to generate a trap. While vintage exploration wells have penetrated this sequence and returned significant oil and gas shows, no commercial flow was established. However, the early drilling and completion of the Wattenberg Field in the Codell was not successful and it was only in the very late 1990’s that fracture stimulation technology enabled it to be exploited commercially.

Greens Canyon Field, Wyoming

Samson 100.0% Working Interest

The Greens Canyon Gas Field is located seven miles west of the town of Rock Springs in Sweetwater County, Wyoming. Samson acquired the 12,000–acre lease block originally accumulated by Kestrel Energy, Inc., which is comprised of federal, state and UPRC/Anadarko fee lands in the area, when it acquired Kestrel in 2006. The field has been delineated by five wells and a 25–square mile 3D seismic survey.  Three of the wells are currently producing through Samson’s 17–mile long pipeline connected to Duke Energy Field Services Overland Trail sales line.  Production has been established from three intervals: the Baxter Shale, the Second Frontier and the Muddy. Five additional zones (Dakota, Nugget, Phosphoria, Weber, and Madison) are moderately to highly prospective.  The Greens Canyon Second Frontier, Muddy, and Dakota intervals are the stratigraphic equivalents of the key producing horizons on the Moxa Arch and Rock Springs Uplift.  Production is controlled by subtle faults that have created updip seals to form traps at each horizon.  The faulting has also resulted in a four–way closure at the Nugget and deeper horizons that has not been tested to date.

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

Also in 2006, a fracture stimulation of one of the Baxter zones was undertaken in the 29–2 well. This stimulation resulted in an incremental flow rate of around 60 to 100 Mcfp/d. This rate, while modest, was in line with expectations because the treatment was over a 305–foot interval, compared to a total section thickness of 3,500 feet.  In management’s view, the flow indicates that the Baxter Shale is capable of flowing at rates similar to those being achieved in the Vermillion area to the southeast of Samson project area.  To evaluate these reservoirs further, recompletion via hydraulic fracture stimulation is planned in the upper Baxter Shale in the 29–2 well at some point in the future.

Browns Ranch Project, Wyoming

Samson 100.0% Working Interest

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

Existing seismic data has been acquired in the Browns Ranch area to determine the precise position of the fault that controls the up–dip termination of a trap at the Frontier and Muddy levels. Given the cost of drilling to these levels, it is currently envisaged that the most cost effective way to investigate the Greens Canyon, Firehole Canyon and Browns Ranch prospects is to drill the Browns Ranch area, since this represents the shallowest position of these prospective sections.  Reprocessing of this data is yet to be completed, which will be followed by mapping.

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

In May 2008, we entered into a joint venture arrangement with Devon Energy Production Company to continue exploration activities in the Rock Springs West project area.  Under this agreement Devon was required to complete a 3D seismic shoot over the area.  This was completed in July 2008.    The raw data was then sent to be processed (a step that take several months to complete) and the final product was received in Samson’s office in September 2009.  The processed data is currently being interpreted in Samson’s office and initial mapping of the data looks promising.

Oil and Gas Reserves

The information set forth below regarding the Company’s oil and gas reserves, for the year ended June 30, 2009 was prepared by Ryder Scott Company, an independent reserve engineering firm and Robert Gardner, our former Vice President – Engineering. Mr Gardner reran the Ryder Scott reserve report using SEC pricing guidelines to prepare the information below  The information set forth below regarding the Company’s oil and gas reserves for the year ended June 30, 2008 was prepared by Robert Gardner, our former Vice President – Engineering.  All reserves are located within the continental United States.

Estimated Proved Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations.  As commodity prices decline, the commercially viability of wells change and reserve quantities may decrease.  Proved reserves can be categorized as developed or undeveloped.

	Year ended June 30, 2009			Year ended June 30, 2008			Year Ended June 30, 2007
	Oil Mbbls	Gas MMcf	Total MMcfe	Oil Mbbls	Gas MMcf	Total MMcfe	Oil Mbbls	Gas MMcf	Total MMcfe
Beginning of year	469	13,300	16,112	482	19,329	22,221	309	9,280	11,134
Revisions of previous quantity estimates	(201)	(3,570)	(4,776)	1	(3,867)	(3,861)	166	11,314	12,310
Extensions, discoveries and improved recovery	8	402	450	39	129	363	41	26	272
Sale of reserves in place	–	–	–	(26)	(1,561)	(1,717)	-	-	-
Production	(25)	(685)	(835)	(27)	(730)	(893)	(34)	(1,291)	(1,495)
End of year	251	9,447	10,951	469	13,300	16,112	482	19,329	22,221
Proved developed producing reserves	225	5,978	7,346	312	8,322	10,194	350	11,530	13,630

Developed Reserves

Developed reserves are those expected to be recovered from existing wells, with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Undeveloped Reserves

Undeveloped reserves are those expected to be recovered from new wells on undeveloped acreage or from existing wells where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.  Estimated development costs on our undeveloped fields are approximately $5.4 million, and may require that we obtain additional financing to develop or that we enter in farmout arrangements. Economic development is also heavily dependent upon future commodity prices.  As such the timing of drilling and development activities depends upon a number of factors that are outside of our control. While as of June 30, 2009 we continued to expect that these fields will be developed within a reasonable period of time and that the costs capitalized will be recoverable from future operations, there is no assurance that there will not be future impairment of these costs.

Standardized Measure of Discounted Future Net Cash Flows

Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated.  The weighted average period–end prices used for Samson for June 30, 2009, June 30, 2008, and June 30, 2007 were $2.975, $10.23 and $4.26 per Mcf, respectively.  The weighted average period–end prices used for Samson for June 30, 2009, June 30, 2008 and June 30, 2007 were $57.06, $125.78 and $60.73 per BOE, respectively.  Future cash flows were reduced by estimated future development, abandonment and production costs based on period–end costs.  No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs.  All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions.  This table should not be construed to be an estimate of current market value of the proved reserves attributable to Samson.

The following table shows the estimated standardized measure of discounted future net cash flows relating to proved reserves:

	Fiscal Year Ended June 30
	2009	2008	2007
Future cash inflows	$67,630	$191,083	$107,729
Future production costs	(20,290)	(45,328)	(37,458)
Future development costs	(5,416)	(10,160)	(7,687)
Future net cashflows	41,924	135,595	62,583
10 % discount	(23,310)	(73,451)	(34,380)
Standardized measure of discounted future net cash flows relating to proved reserves	18,614	62,144	28,203

The principal sources of changes in the standardized measure of discounted future net cash flows during the periods ended June 30, 2009, June 30, 2008 and June 30, 2007 are as follows:

	Fiscal Year Ended June 30
	2009	2008	2007
Beginning of year	$62,144	$28,203	$27,646
Sales of oil and gas produced during the period, net of production costs	(2,696)	(4,704)	(6,420)
Net changes in prices and production costs	(36,948)	63,816	(13,938)
Changes in estimates of future development costs	59	(619)	(289)
Extensions, discoveries and improved recovery	987	1,629	250
Revisions of previous quantity estimates and other	(10,480)	(17,324)	11,368
Sale of reserves in place	–	(7,704)	–
Purchase of reserves in place	–	–	–
Accretion of discount	6,214	2,820	2,765
Other	(666)	(3,973)	6,821
Balance at End of Year	18,614	62,144	28,203

Additional Oil and Gas Disclosures

As at June 30, 2009

Gross productive oil wells	54
Net productive oil wells	6
Gross productive gas wells	62
Net productive gas wells	15
Wells with multiple completions	3
Gross Developed Acres	4,500
Net Developed Acres	3,850
Gross Undeveloped Acres	57,295
Net Undeveloped Acres	51,545

All of Samson’s acreage positions are located in the continental United States, with the majority located in Wyoming.  Samson has extensive leases with a variety of remaining lease terms.

Oil and Gas Production Information

During the years ended June 30, 2009, 2008 and 2007, we produced 24,608, 27,173 and 33,953 barrels of oil, respectively.  During the years ended June 30, 2009, 2008 and 2007, we produced 684,160, 730,415 and 1,291,188 Mcf of gas, respectively.

Drilling Activity

	Fiscal Year Ended June 30
	2009	2008	2007
Net productive exploratory wells drilled in period	Nil	0.37	0.345
Net exploratory wells drilled in period	0.125	1.25	Nil
Net producing development wells drilled in period	0.1	0.17	0.93
Net dry development wells drilled in period	Nil	Nil	Nil

Davis Bintliff #1 Well (Sabretooth Prospect)  Brazoria County, Texas

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

Samson has estimated the proven gross recoverable reserves associated with the discovery at between 12 and 17 Bcf  Samson’s net share of this reserve is estimated between 0.80 and 1.2 Bcf.   This estimate has been made using a deterministic volumetric method and is in compliance with the Society of Petroleum Engineers and World Petroleum Congress guidelines set forth in May 1997.  The test result has added a significant value to Samson’s proved developed assets and being located in the Gulf Coast Basin the gas produced will be sold at Henry Hub prices.

Capitalized Costs

As at December 31, 2008, the Company reviewed its exploration and evaluation assets following the deterioration in the commodity prices, resulting in a charge of US$4,597,052 to the income statement. The carry forward expenditure relates to costs of drilling wells and the acquisition of exploration acreage for which the determination of proved reserves is still pending, located in the Group’s Hawk Springs, Wyoming, San Simeon, New Mexico and Rock Springs West, Wyoming project areas.  No further expenditure was capitalized or written off during the remainder of the year ended June 30, 2009.

Oil and Gas Revenue Information

The average sale price we achieved during the years ended June 30, 2009, June 30, 2008 and June 30, 2007 for oil was $60.68, $85.55 and $45.33 per barrel, respectively.

The average sale price we achieved during the years ended June 30, 2009, June 30, 2008 and June 30, 2007 for gas was $4.14, $5.79 and $5.20 per Mcf, respectively.

The average production costs (including lease operating expenses, production taxes and handling expenses) per Mcfe was $2.13 for the year ended June 30, 2009, $1.87 for the year ended June 30, 2008 and $1.56 for the year ended June 30, 2007.

Item 4A.   Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. GAAP.

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

A.	Results of Operations

1.	Results of Operation – fiscal years ended June 30, 2009 and 2008

This review of our results of operations, accounted for using International Financial Reporting Standards (“IFRS”), should be read in conjunction with our audited financial statements for the years ended June 30, 2009 and June 30, 2008.

The result for the fiscal year ended June 30, 2009 was a net loss attributable to members of the parent of $30,159,175, compared to a net loss attributable to members of the parent of $2,495,843 for the year ended June 30, 2008.  The loss for fiscal year 2009 can be attributed primarily to expenses for impairment, exploration, general and administrative expenses and interest expenses, each of which is detailed below.

	Fiscal Year Ended		Variance	% Change
Item	June 30, 2009 US$	June 30, 2008 US$	US$	%
Continuing Operations
Oil and gas revenues	$4,646,437	$7,330,294	$(2,683,857)	(36.6	) %
Gain on cancellation of portion of embedded derivative/options	735,072	684,420	50,652	7.4
Gain on financial liabilities carried at amortized cost on re–estimation of cash flows	–	654,733	(654,733)	(100.0)
Gain/(loss) on movement in fair value of embedded derivative	2,049,983	(1,237,831)	3,287,814	265.6
Reversal of impairment	–	4,532,258	(4,532,258)	(100.0)
Impairment expense of oil and gas properties	(21,706,181)	–	21,706,181	–
Exploration cost	(4,861,545)	(2,641,021)	2,220,524	84.07
General and administration cost	(4,811,922)	(7,440,102)	(2,628,180)	(35.3)
Finance costs	(5,579,047)	(3,163,076)	2,442,971	77.3
Gain on fixed forward swaps	1,186,910	297,000	889,910	299.6
Movement in fair value of derivative instruments	1,876,936	(1,485,326)	3,362,262	226.4
Profit from discontinued operations after tax	–	418,038	(418,038)	(100.0)
Net loss for period attributable to members of the parent	(30,159,175)	(2,495,843)	27,663,332	1,108.3

Oil and gas revenues

Oil and gas revenues decreased significantly from the year ended June 30, 2008 to the year ended June 30, 2009, from $7,330,294 to $4,646,437.  The decrease is a result of a decrease in the average recognized commodity prices for the current year. In addition, production volumes decreased approximately 7.0%, which was in line with the forecast production curves for our properties.

The prevailing commodity prices will continue to have a significant impact on the revenue we recognize in regard to our oil and gas sales.  In September 2006, February 2007, March 2009 and November 2009 we entered into fixed forward swap contracts with Macquarie Bank Limited in an effort to minimize the impact of fluctuating gas prices on our revenues.  Refer to “Item 11— Quantitative and Qualitative Disclosures About Market Risk” and “Note 25 – Financial Instruments” for further details in relation to the derivatives used by Samson.

These financial instruments do not meet the requirements for hedge accounting under IFRS, thus the movement in the fair value of the hedge is recognized in the income statement.  During the year ended June 30, 2009, we recognized an unrealized gain of $1,876,936 in relation to these financial instruments.  During the year ended June 30, 2008 we recognized an unrealized expense of $1,237,831 in relation to these financial instruments. The gain is recorded in other income, whereas the expense recognized in the prior year is recorded as general and administration expenditure however are shown separately in the above table.  As a result of the high commodity prices experienced at June 30, 2008 our derivative instruments were valued at a liability of $1,977,390, with the decrease in the commodity prices at June 30, 2009 leading to a gain being recorded in relation to the movement in the fair value of the derivative instruments.

Gain on cancellation of portion of embedded derivative/options

In March 2009, we cancelled the then–outstanding options issued to Macquarie Bank Limited.  As a result of this cancellation we recognized a gain on cancellation of embedded derivative options of $735,072 being the fair value of the options on the date they were cancelled.  This has been recorded in the income statement as other income.

Gain on financial liabilities carried at amortized cost on re–estimation of cash flows

During the financial year ended June 30, 2008, as a result of a change in the expected repayment date of the debt outstanding, the amortized value of our debt under the Loan Facility was also reduced by $654,733.  This was recorded in the income statement as other income.

We did not recognize a similar gain for the year ended June 30, 2009.

Fair value of embedded derivative

This embedded derivative has been recognized in relation to our $21,000,000 credit facility with Macquarie Bank Limited.  This facility was originally drawn down to $21,000,000 in May 2006.  In June 2006, $1,000,000 was repaid.  See “Item 10.  Additional Information – C.  Material Contracts.” The facility allows for the issuance of up to 21,000,000 options to Macquarie.  Following the repayment in June 2006, 1,000,000 options were cancelled in accordance with the facility.  2,940,000 options were also cancelled in May 2008, following a further repayment of tranche B of this facility.  On March 13, 2009 we entered into an agreement with Macquarie Bank Limited whereby all options were cancelled in return for us issuing 36,800,000 fully paid ordinary shares to Macquarie Bank Limited at no cost to Macquarie.

Prior to the cancellation of the options, this conversion option had been classified as an embedded derivative and was bifurcated from the host contract.  Until the date the options were cancelled, we recognized a gain of $2,049,983.  This was an increase from the loss of $1,237,831 recognized in the prior year. The increase in the movement is due to a change in the inputs used to value the embedded derivative.  See Note 15 for details as to the inputs used to value the embedded derivative.

In accordance with current accounting standards, we valued the embedded derivative component of this facility at its inception date and are required to revalue it as of each reporting date.  Changes in this value are recorded in the income statement for the relevant period.

Impairment

Included in the loss for fiscal year 2008 is $4,532,258 of reversal of impairment losses recognized in prior periods compared to impairment expense of oil and gas properties of $21,706,181 for fiscal year 2009, the majority of which were recorded in the half year ended December 31, 2009.

For the half year ended December 31, 2008 we recognized impairment losses of $20,699,022.  These losses were determined based on our proven reserves at December 31, 2008 discounted at 10%. The losses are primarily attributable to the significant deterioration in the underlying commodity prices recorded as of December 31, 2008.  Generally speaking, our impairment losses were not attributable to well performance or a decrease in reserve volumes.

The average commodity prices utilized in determining the value of Samson’s proved reserves at December 31, 2008 decreased significantly from those used to determine the proved reserves at June 30, 2008.

Average forward prices at June 30, 2008

	Oil – US$ per barrel	Gas – US$ per Mcf
July 2008 – June 2009	128.54	9.96
July 2009 – June 2010	126.90	8.32

Average forward prices at December 31, 2008

	Oil – US$ per barrel	Gas – US$ per Mcf
January 2009 – December 2009	43.30	4.60
January 2010 – December 2010	52.51	4.89

The global financial crisis has caused significant decrease in the demand for all forms of energy in the United States and elsewhere, including the oil and gas produced by our properties.  We have been particularly affected by the decrease in demand for natural gas from industrial users in North America which has led to the general deterioration in natural gas prices in the United States.

Given the global nature of the oil market and the size of the natural gas market in comparison to our production, we are, in essence, a price “taker” in terms of our production and we have no control over the prices we receive for our commodities.

Impairment expense was recorded against the following fields:

	Impairment (Expense)/Reversal
Field	December 31, 2008	December 31, 2007
Jonah, Wyoming	$(10,835,150)	$(741,801)
Look Out Wash, Wyoming	(8,740,367)	266,696
Pierce Unit, Wyoming	(824,864)	300,764
Hilight, Wyoming	(201,804)	118,679
Amber, Wyoming	–	(348,718)
Hilight, Wyoming	–	126,914
Other	(96,837)	(45,446)

Total	(20,699,022)	(322,912)

In addition to the impairment recognized at the half year December 31, 2008, we recognized additional impairment expense of $1,007,159 at June 30, 2009.  This impairment was a result of the continued deterioration in the commodity prices.  The impairment expense was recognized in relation to the following fields:

Field	June 30, 2009
North Stockyard, North Dakota	$(597,187)
Hilight Field, Wyoming	(305,197)
State GC, New Mexico	(78,458)
Other	(26,317)

Total	(1,007,159)

2008 Impairment Reversals  At June 30, 2008, our Board of Directors determined that the conditions that led to impairments recorded during prior periods (including as of December 31, 2007) no longer existed. Accordingly at the time, impairment reversals totaling $4,532,258 were recognized, most of which related to three fields:

Field	Impairment Reversed	Reason for reversal
Pierce	$611,907	This field is primarily an oil field and the increase in the oil price as well as recent remedial workover activity has lead to an increase in the reserve value.
Jonah	$2,525,486	The reserve value of this field has increased primarily due to the strengthening gas price and stronger than expected well performance.
Look Out Wash	$1,047,284
The reserve value of this field has increased primarily due to the strengthening gas price and deferred production now being realized from the extended shut–in period experienced January through March 2008.

Other	$347,581

Exploration Expenditure

Exploration expenditure increased significantly for the year ended June 30, 2009 to $4,861,545 from $2,641,021 for the year ended June 30, 2008. During the fiscal year end June 30, 2009 we reviewed our exploration and evaluation assets carried on the balance sheet and in light of the commodity prices, impaired these assets, resulting in charge of $4,597,052 included in the exploration expenditure for the year.  The written off expenditure related to costs of drilling wells and the acquisition of exploration acreage for which the determination of proved reserves is still pending, located in the Group’s Hawk Springs, Wyoming, San Simeon, New Mexico and Rock Springs West, Wyoming project areas.

Expenditure in fiscal year 2008 primarily relates to monies expended drilling the Stage Coach East Prospect ($1,612,575) in Wyoming and the South Goose Lake prospect ($363,695) in Montana.  Both wells were unproductive and have been plugged and abandoned.

General and Administration Expense

General and administration expense decreased from the year ended June 30, 2008 to the year ended June 30, 2009 from $7,440,102 to $4,811,922.  This is due in part to a number of non–cash expenses that we recognized during the prior year.  During the year ended June 30, 2008, options were issued to key management personnel.  These options had a value of $340,341 on grant date and were expensed. During fiscal year 2009, $33,962 in share based payments was expensed.

We also recognized a gain of $1,876,936 in relation to the movement in the fair value of our derivative instruments for fiscal year 2009, compared to a loss of $1,485,326 for fiscal 2008.  The decrease in the fair value of the derivative instruments on the balance date is attributable to the low gas prices in place at balance date, compared to the higher prices in place at June 30 2008 and is discussed in more detail in “Oil and Gas Revenues” above.

The movement in the value of the embedded derivative, as discussed above, is also included in our General and Administrative Expense for fiscal 2008.  The income recognized in relation to the movement in the fair value of the embedded derivative increased from a loss of $1,237,831 in the year ended June 30, 2008 to a gain of $2,049,983 in the year ended June 30, 2009.  The gain is recorded in other income for the year ended June 30, 2009.

Also included in general and administrative expenditure for the year ended June 30, 2009 are foreign exchange losses of $1,307,006 compared to foreign exchange gains of $17,936 recognized in the year ended June 30, 2008.  This increase in the foreign exchange loss is a result of the movement in the USD:AUD exchange rate which impacts the valuation of the embedded derivative as it involves Australian dollar securities and U.S. dollar debt.

With the exception of salary and employee benefits, all other general and administrative costs decreased for the year ended June 30, 2009 as compared to the year ended June 30, 2008.  This is as a result of cost saving mechanisms implemented by management during the year.

Finance Costs

Finance costs increased from $3,163,076 for the year ended June 30, 2008 to $5,579,047 for the year ended June 30, 2009.   Included in the finance costs for fiscal 2009 is a loss of $3,134,341 on financial liabilities carried at amortized cost on re–estimation of cash flows.  In fiscal 2008 we recognized a gain of $654,733 on financial liabilities carried at amortized costs on re–estimation of cash flows.  The increase in expense for the current year is a result of the cancellation of the embedded derivative during the year.

Gain on fixed forward swaps

We recorded a gain on its fixed forward swaps of $1,186,910 during the fiscal year ended June 30, 2009, an increase from $297,000 recorded during the fiscal year ended June 30, 2008.  The gain on the fixed forward swaps increased significantly due to lower gas prices recorded during the year ended June 30, 2009 compared to the gas prices recorded during the year ended June 30, 2008.

Profit from discontinued operations

We did not record profit from discontinued operations during the year ended June 30, 2009 as the discontinued operations were disposed of during the year ended June 30, 2008.  During the prior year, we recorded profit from discontinued operations of $418,038.

In May 2008, we sold our interests in the Amber Field in Grady County, Oklahoma for US$4,760,000.  Our interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  We recognized a gain before income tax of $128,669 in relation to this sale.  We recognized state income tax expense of $150,200 in relation to the sale of this interest.  The carrying value of assets sold was $4,631,331.

In June 2008, we sold our interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for $500,000.  We had a 1.8% working interest in the field, which has 81 producing wells.  We recognized a gain before income tax of $340,997 on this sale.  There was no income tax expense recognized in relation to the sale of this interest.  The carrying value of assets sold, net of restoration liability was $159,003.

2.	Results of Operations – fiscal years ended June 30, 2008 and 2007

This review of our results of operations, accounted for using International Financial Reporting Standards (“IFRS”), should be read in conjunction with our audited financial statements for the years ended June 30, 2008 and June 30, 2007.

The result for the financial year ended June 30, 2008 was a net loss attributable to members of the parent of $2,495,843, compared to a net loss attributable to members of the parent of $1,916,346 for the year ended June 30, 2007.  The loss for fiscal year 2008 can be attributed primarily to expenses for exploration, general and administrative expenses and interest expenses, each of which is detailed below, which were partially offset by reversals of prior period impairment expense.

Fiscal Year Comparison

	Fiscal Year Ended		Variance	% change
Item	June 30, 2008 A$	June 30, 2007 A$	A$	%
Continuing Operations
Oil and gas revenues	$7,330,294	$6,720,989	$609,305	9.06%
Gain on cancellation of portion of embedded derivative	684,420	–	684,420	–
Gain on financial liabilities carried at amortized cost on re–estimation of cash flows	654,733	–	654,733	–
Gain/(loss) on movement in fair value of embedded derivative	(1,237,831)	1,318,738	(2,556,569)	(193.8)
Reversal of impairment	4,532,258	846,557	3,685,701	435.4
Exploration cost	(2,641,021)	(467,086)	2,173,935	465.4
General and administration cost	(7,440,102)	(4,185,025)	3,255,077	77.8
Finance costs	(3,163,076)	(3,022,795)	140,281	4.6
Gain on fixed forward swaps	297,000	410,300	(113,300)	(27.6)
Movement in fair value of derivative instruments	(1,485,326)	(492,064)	993,262	201.8
Profit from discontinued operations after tax	418,038	158,137	259,901	164.3
Net loss for period attributable to members of the parent	(2,495,843)	(1,916,346)	579,497	30.2

Oil and gas revenues

Oil and gas revenues increased slightly from the year ended June 30, 2007 to the year ended June 30, 2008, from $6,720,989 to $7,330,294.

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

The prevailing commodity prices had a significant impact on the revenue we recognized in regard to our oil and gas sales.  Approximately 75% of our production is gas, and therefore we face a greater exposure to the fluctuations of the price of natural gas.  In September 2006 and February 2007 we entered into fixed forward swap contracts with Macquarie Bank Limited in an effort to minimize the impact of fluctuating gas prices on our revenues.

These financial instruments do not meet the requirements for hedge accounting under IFRS, thus the movement in the fair value of the hedge is recognized in the income statement.  During the year ended June 30, 2008, we recognized an unrealized expense of $1,485,326 in relation to its financial instruments.  During the year ended June 30, 2007 we recognized an unrealized expense of $492,064 in relation to these financial instruments. This expense is recorded as general and administration expenditure but is shown separately in the above table.

Gain on cancellation of portion of embedded derivative/options

In May 2008, we repaid $2.94 million of the convertible note. In conjunction with this repayment, we cancelled 2,940,000 options issued as part of the convertible note facility.  The gain recognized on the cancellation of these options at the date they were cancelled was $684,420, being their value on the date of the repayment.  This has been recorded in the income statement as other income.  Because we did not repay any of the convertible note during the year ended June 30, 2007, we did not recognize any comparable income.

Gain on financial liabilities carried at amortized cost on re–estimation of cash flows

As a result of a change in the expected repayment date of the debt outstanding, the amortized value of the debt was also reduced by $654,733.  This was recorded in the income statement as other income.  We did not recognize any comparable gain in the year ended June 30, 2007.

Fair value of embedded derivative

The income recognized in relation to the movement in the fair value of the embedded derivative decreased from a gain of $1,318,738 in the year ended June 30, 2007 to a loss of $1,237,831 in the year ended June 30, 2008. The decrease in the movement is due to a change in the inputs used to value the embedded derivative.  See Note 15 of the financial statements for details as to the inputs used to value the embedded derivative.

This embedded derivative has been recognized in relation to our $21,000,000 credit facility with Macquarie Bank Limited.  This facility was originally drawn down to $21,000,000 in May 2006.  In June 2006. US$1,000,000 was repaid.  See “Item 10.  Additional Information – C.  Material Contracts.” The facility allows for the issuance of up to 21,000,000 options to Macquarie. Following the repayment in June 2006, 1,000,000 options were cancelled in accordance with the facility. 2,940,000 options were also cancelled in May 2008, following a further repayment of tranche B of this facility. The exercise price for the remaining 6,060,000 options had not yet been set as at June 30, 2008 and was dependent on the future market price of the Company’s ordinary shares.  The exercise price of the 11,000,000 options has been set at US$0.40 cents per share in accordance with the facility agreement.

In accordance with current accounting standards, we valued the embedded derivative component of this facility at its inception date and are required to revalue it as of each reporting date.  Changes in this value are recorded in the income statement for the relevant period.

Impairment

Included in the loss for fiscal year 2008 is $4,532,258 of reversal of impairment losses recognized in prior periods compared to a reversal of impairment losses of $846,557 for fiscal year 2007.

Also included in the amount recorded in the fiscal year 2007 is a reversal of impairment losses recorded in the half year ended December 31, 2006 of $4,463,661 and a reversal of impairment losses recorded in the year ended June 30, 2006 of $1,642,777. At June 30, 2007, our Board of Directors determined that the conditions that caused the impairments to be recorded in prior periods no longer existed and the impairment was reversed in accordance with Samson’s policy. This was primarily due to the installation of compression at the Lookout Wash Field, which improved the production performance of that field after the reserve determination made as of December 2006. In addition the existing compression system at Jonah was restaged which also improved the production performance of that field compared to that which was available at the last reserve review, at December 2006.

2008 Impairment Reversals.  As noted above, on  June 30, 2008, our Board of Directors determined that the conditions that had led to impairments recorded during prior periods (including as of December 31, 2007) no longer existed.  Accordingly, at that time impairment reversals totaling $4,532,258 were recognized,  See  Results of Operations—fiscal years ended June 30, 2009 and 2008—Impairment : 2008 Impairment Reversals above.

Decrease in commodity prices

For fiscal 2008, the forward curve at June 30, 2008 was used to estimate the fair value of the oil and gas properties at that date.  The high commodity prices reflected in this curve led to a net impairment reversal of $4,532,258.  Subsequent to year end commodity prices have dropped significantly due to a variety of factors, including maintenance of the Rocky Mountain Express pipeline – a key transport line from gas fields in the Rocky Mountains to the Mid and East Coast of the United States. The price of natural gas decreased approximately by 35% and oil has decreased by 52%, from June 30, 2008 to December 5, 2008.

The estimated value of our oil and gas properties would have been reduced, if the commodity price curves subsequent to year–end had been used.  Using the forward curve at 23 September 2008 would have resulted in Samson recording impairment losses of approximately $10.5 million, as opposed to the reversal of impairment losses of $4.5 million.

As approximately 75% of our natural gas production until October 2009 was hedged with Macquarie Bank Limited, the decrease in the price of natural gas also decreased the value of our outstanding derivative liability position.  Using the CIG forward curve at September 23, 2008, the value of the derivative would have been an asset of $1,585,295, as opposed to a liability of $1,977,489.  This represents a gain of $2.0 million from the value recorded at the balance sheet date.

The impact of the decrease in the commodity prices on our impairment losses and gas swap derivative balances would have resulted in an increase in our loss of approximately $13.0 million for the year ended June 30, 2008.

Further information relating to our reserves and the movements from year to year can be found in “Item 4.  Information on the Company – D.  Property, plant and equipment.”

Exploration Expenditure

Exploration expenditure increased significantly for the year ended June 30, 2008 to $2,641,021 from $467,086 for the year ended June 30, 2007.  This was primarily due to monies expended drilling the Stage Coach East Prospect ($1,612,575) in Wyoming and the South Goose Lake prospect ($363,695) in Montana.  Both wells were unproductive and have been plugged and abandoned.

General and Administration Expense

General and administration expense increased from the year ended June 30, 2007 to the year ended June 30, 2008 from $4,185,025 to $7,440,102.  This was due in part to a number of non–cash expenses that we recognized during the year.  During the year ended June 30, 2008, options were issued to key management personnel.  These options had a value of $340,341 on grant date and were expensed.  No options were issued in the prior year.

We also recognized expense of $1,485,326 in relation to the movement in the fair value of our derivative instruments, compared to a loss of $492,064 for fiscal 2007.  The increase in the loss recorded is attributable to the high gas prices in place at balance date.

The movement in the value of the embedded derivative, as discussed above, is also included in our General and Administrative Expense.  The income recognized in relation to the movement in the fair value of the embedded derivative decreased from a gain of $1,318,738 in the year ended June 30, 2007 to a loss of $1,237,831 in the year ended June 30, 2008.

Finance Costs

Finance costs increased slightly from $3,022,795 incurred in fiscal 2007 to $3,163,076 incurred in fiscal 2008. As the interest rate on our debt facility is fixed, the actual interest paid (cash) decreased following the repayment of $2,940,000 in May 2008.  The slight increase is a result of the non–cash interest accretion required following the bifurcation of the embedded derivative.

Gain on fixed forward swaps

Samson recorded a gain on its fixed forward swaps of $297,000 during the fiscal year ended June 30, 2008, a decrease from $410,300 recorded during the fiscal year ended June 30, 2007.   Included in the gain was expense of $60,000 associated with the unwinding of 50,000 Mcf of our $6.03 fixed forward.  The gain on the fixed forward swaps also decreased slightly due to higher gas prices in the latter half of the year.

Profit from discontinued operations

Samson recorded increased profit from discontinued operations to $418,038 during the fiscal year ended June 30, 2008 from $158,137 during the fiscal year ended June 30, 2007.  Lower impairment expense was charged in the year ended June 30, 2009, which led to a higher profit from discontinued operation being recorded.

In May 2008, we sold our interests in the Amber Field in Grady County, Oklahoma for $4,760,000.  Our interests in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  We recognized a gain before income tax of $128,669 in relation to this sale. We also recognized state income tax expense of $150,200 in relation to the sale of this interest.  The carrying value of assets sold was $4,631,331.

In June 2008, we sold our interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for $500,000.  We had a 1.8% working interest in the field, which has 81 producing wells.  We recognized a gain before income tax of $340,997 on this sale.  There was no income tax expense recognized in relation to the sale of this interest. The carrying value of assets sold, net of restoration liability was $159,003.

B.	Critical Accounting Policies

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

the period for which Samson has the right to explore;

planned and budgeted future exploration expenditure;

activities incurred during the year; and

activities planned for future periods.

If, after having capitalized expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalized amount will be written off to the income statement.

Carrying Value of Non–Producing Reserves

Undeveloped reserves are expected to be recovered from new wells on undeveloped acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.  Estimated development costs on our undeveloped fields are approximately $5.4 million, and may require that we obtain additional financing to develop or that we enter in farmout arrangements. Economic development is also heavily dependent upon future commodity prices.  As such the timing of drilling and development activities depends upon a number of factors that are outside of our control. While as of June 30, 2009 we continued to expect that these fields will be developed within a reasonable period of time and that the costs capitalized will be recoverable from future operations, there is no assurance that there will not be future impairment of these costs.

Reserves Estimates

Our estimates of proved reserves are based on the quantities of oil and gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. For example, Samson must estimate the amount and timing of future operating costs, production, and property taxes, development costs, and workover costs, all of which may in fact vary considerably from actual results. In addition, as prices and cost levels change from year to year, the estimate of proved reserves also changes. Any significant variance in these assumptions could materially affect the estimated quantity and value of our reserves. Despite the inherent imprecision in these engineering estimates, our reserves are used throughout our financial statements. For example, we use the units–of–production method to amortize its oil and gas properties, therefore the quantity of reserves could significantly impact our depletion, depreciation and amortization expense.  The value of our reserves also impacts any impairment expense recognized.

All reserve estimates are prepared in accordance with Rule 4–10(a) of Regulation S–X and guidance published by the U.S. Securities and Exchange Commission.

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

Impairments

Oil and gas lease acquisition and development costs are capitalized when incurred.  When circumstances indicate that a producing asset may be impaired, Samson compares expected discounted future cash flows at a producing field level to the unamortized capitalized cost of the asset.  If the future discounted cash flows, based on our estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to recoverable amount being the higher of fair value less cost to sell and  value in use.  Value in use is calculated by discounting the future cash flows at an appropriate risk–adjusted pre–tax discount rate.

Restoration Obligation

We have obligations to remove tangible equipment and restore locations at the end of our oil and gas production operations. Estimating the future restoration and removal costs, or asset retirement obligations, is difficult and requires management to make estimates and judgments, because most of the obligations are many years in the future, and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety, and public relations considerations.

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

Share Based Payments

We measure the cost of equity settled transactions by reference to the fair value of the equity instruments at the date they are granted.  Where the fair value of the equity instrument can not be readily determined in reference to the market price of our ordinary shares, the fair value is determined using a binomial option pricing model.  The use of the binomial option pricing model requires Samson to make estimates in regard to certain inputs required by the model, in particular in regard to the time to expiry of the option and the volatility of our share price.  We review inputs to this model each time a valuation is performed with reference to inputs used in the past and recent developments.

Embedded Derivative

Our Loan Facility is split into two components: a debt component and a component representing the embedded derivatives in the convertible note.  The debt component represents Samson’s liability for future interest coupon payments and the redemption amount.  The embedded derivative represents the value of the option that note holders have to convert the debt into our Ordinary shares.  Similar to the valuation of Share Based Payments, the valuation of our embedded derivative requires us to make certain assumptions about the inputs to valuation models, in particular in regard to the remaining term of the derivative and the volatility of our underlying share price.  Movements in the fair value of the embedded derivative are recognized in our income statement, and therefore the valuation has the potential to significantly impact our results.

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

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements for information in regard to recent accounting pronouncements under IFRS.

C.	Liquidity and capital resources.

Our primary sources of liquidity have been equity sales, sale of investments held for trading, net cash provided by operating activities and the convertible note facility.

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

Our anticipated expenditure for exploration and development for the year ending June 30, 2010 is between $2.5 million and $5.0 million.  Some of the factors that will impact the level of capital expenditures in the future include crude oil and natural gas prices, the volatility in these prices, the cost and availability of equipment, the plans of the operators of the wells and availability of capital.  We can fund our current development plan using our existing cash reserves, however this expectation depends on the success of the exploration wells we are planning on drilling and current production continuing in line with our expectations.

Additional capital will be required to fully develop our reserves and exploration opportunities in the future, beyond our current two year development plan.  Following the recent rights offerings in Australia and the U.S., we believe we have the ability to meet our cash obligations as and when they fall due through the end of fiscal year 2010. We continue to identify new exploration and development opportunities and will continue to manage our cash reserves in order to exploit these opportunities as appropriate when they arise.

Our ability to borrow funds depends largely upon the value of its reserves. The recent decline in the price of oil and natural gas has correspondingly decreased the value of our reserves.  We had breached the debt covenants under our Loan Facility, however we have rectified the situation by restructuring the facility subsequent to fiscal year end. See “—Convertible Loan Agreement” below. The new Loan Facility does contain additional production covenants which we believe we will be able to meet with the successful exploitation of our current development plan; however, there can be no guarantee of this.

Our current lender has a security interest in all of our assets and has the ability to restrict our ability to borrow funds from other lenders.

Financing Activities

In the year ended June 30, 2005 we issued:

•	1,750,000 ordinary shares upon the conversion of the same number of options and received A$350,000; and

•	15,000,000 ordinary shares at 35 Australian cents each to institutional investors to raise A$5,250,000.

Cash transactions costs associated with these capital raisings was A$289,741.

In the year ended June 30, 2006 we issued:

•	33,312 ordinary shares upon the conversion of the same number of options and received A$8,328;

•	92,433,636 ordinary shares at 42 Australian cents each to retail and institutional shareholders to raise A$38,822,127; and

•	9,618,750 ordinary shares at 40 Australian cents each to existing shareholders to raise A$3,847,500.

Transactions costs associated with these capital raisings were A$2,109,248, including A$648,992 in share based payments relating to options granted to Macquarie Securities USA Inc as part consideration for brokerage services provided.

We did not complete any capital raisings during the year ended June 30, 2007.

In the year ended June 30, 2008 we issued:

•
16,895,383 ordinary shares at 20 Australian cents each to institutional investors to raise A$3,379,077.  As a part of this issuance, we also issued options, exercisable immediately, to purchase 3,379,077 ordinary shares at an exercise price of A$0.30 per share and an expiry date of October 10, 2012; and

•
125,000 ordinary shares to Kestrel Energy Inc. shareholders throughout the year as part of the offer to non–US resident shareholders whereby they received five Samson shares for every one Kestrel share held.  The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share.

In the year ended June 30, 2009 we issued:

•
29,300,000 fully paid ordinary shares at no cost to Macquarie Bank Limited in accordance with an agreement entered into with Macquarie on March 13, 2009.  The shares have been issued as consideration for the cancellation of the options originally issued to Macquarie in conjunction with the convertible note facility.  As part of the agreement, an additional 2,000,000 shares were issued on July 1, 2009 and 5,500,000 were issued on November 6, 2009

Subsequent to the year ended June 30, 2009, we issued:

•	920,171,519 shares at 1.2 cents (Australian Dollars) to raise A$11,042,058.

Costs associated with this raising were A$1,075,560.

Capital Expenditure

In the year ended June 30, 2007 our capital expenditures relating to oil and gas properties, including plant and equipment was $4,222,089.  This included expenditures relating to drilling wells in the Amber field in Oklahoma, in the North Stockyard field in North Dakota and workovers in various fields in Wyoming.  We also spent $1,889,105 on capitalized exploration expenditure including $988,619 relating to the acquisition of exploration acreage.

In the year ended June 30, 2008 our capital expenditures relating to oil and gas properties, including plant and equipment was $2,768,689.  This included expenditures relating to drilling wells in the State GC field in New Mexico, in the Look Out Wash field in Wyoming and workovers in various fields in Wyoming and North Dakota.

We also spent $96,000 on capitalized exploration expenditure relating to the acquisition of exploration acreage.

During the year ended June 30, 2009 we spent on $2,169,741 on oil and gas properties, including plant and equipment.  This included expenditures relating to drilling wells in the Sabretooth Prospect in Brazoria County, Texas and in the North Stockyard field, in North Dakota.

As of the date of this filing, Samson anticipates capital expenditures in the next 12  months ending June 30, 2010 of between $2.5 million and $5.0 million. This capital budget consists of capital for exploration and development programs and represents the largest planned use of cash available from operating activities and current cash reserves.  There can be no assurance that operations and other capital resources will provide sufficient cash to maintain planned levels of capital expenditures, however, he amount and timing of these capital expenditures is largely discretionary.  If oil and gas prices decline to levels below levels acceptable to us, we could choose to defer a portion of this expenditure.

Convertible Loan Agreement

On May 26, 2006, our wholly–owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to incur and secure senior convertible loans in an aggregate principal amount of US$21 million (the “Loans”) for the purpose of financing the purchase of the Jonah and Look Out Wash Fields.  We repaid $1,000,000 of this loan at June 30, 2006 and an additional $2,940,000 in May 2008.  The Loan Facility was restructured in September 2009. In November 2009, we repaid an additional $4,473,573 with a portion of the proceeds from our Rights Offering.  Despite this repayment the Loan Facility remains fully drawn down and no further funds are available.  As part of the terms of the Loan Facility, Macquarie holds a security interest in all of our assets.  As a result, we must obtain permission from Macquarie to dispose of any properties or to acquire any properties if additional debt will be involved in the acquisition.

Under the Loan Facility, we are required to maintain a certain proved developed producing reserves to outstanding debt ratio:

In relation to the discounted cash flow relating to all consolidated entity proved developed producing reserves to outstanding debt, the ratio must be no less than 1:2:1.

Other covenants include:

•	We are required to maintain a current ratio greater than 1:1.

•	We are required to maintain aged debts (over 90 days outstanding) of less than $1,000,000.

Debt covenants are measured at the end of June, March, September and December.  Until the Loan Facility was restructured and we subsequently applied a portion of the proceeds of our Rights Offering to pay down the Loans, we were last in compliance with this covenant at September 30, 2008.

On March 25, 2009, Macquarie granted us a waiver of a breach of the reserve to debt ratio, which we were in violation as of December 31, 2008. In connection with this waiver, we were required to enter into additional hedging transactions with reference to its anticipated production of oil and natural gas.  Refer to  “Item 11— Quantitative and Qualitative Disclosures About Market Risk” for further details in relation to additional hedging transactions entered into including volumes and price points.  Macquarie set the volumes required to be hedged and are the counterparty to the associated fixed forward swaps.

We were also in breach of the reserve–to–debt ratio covenant as at June 30, 2009 and March 31, 2009.   On September 2, 2009, Macquarie granted Samson a waiver with respect to these breaches subject to a restructuring of the Loan Facility.  The restructured Loan Facility includes additional covenants with respect to EBITDA, crude oil production and natural gas production. In addition, we will also be required to maintain a reserve–to–debt ratio of at least 1.2:1 from December 31, 2009 and for each quarter date thereafter.

EBITDA Covenant: for each of the periods specified in the following table, the cumulative EBITDA for Samson must be greater than the “Cumulative EBITDA” for that period as specified in the table:

Period	Cumulative EBITDA $ (‘000)
January 1, 2010 to March 31, 2010	423
January 1, 2010 to June 30, 2010	842
January 1, 2010 to September 30, 2010	1,255
January 1, 2010 to December 31, 2010	1,591
January 1, 2010 to March 31, 2011	2,224
January 1, 2010 to May 31, 2011	2,519

Crude Oil Production Covenant: for each of the periods specified in the following table, Samson’s cumulative production of crude oil from any source, including the Borrower’s Net Revenue Interest in Crude Oil in the Properties, must be greater than the “Cumulative Crude Oil Production” for that period as specified in the table:

Period	Cumulative Crude Oil Production (mbbls)
January 1, 2010 to March 31, 2010	3.3
January 1, 2010 to June 30, 2010	6.7
January 1, 2010 to September 30, 2010	10.2
January 1, 2010 to December 31, 2010	13.5
January 1, 2010 to March 31, 2011	16.5
January 1, 2010 to May 31, 2011	18.5

Natural Gas Production Covenant: commencing on January 1, 2010 for each of the periods specified in the following table, Samson’s cumulative production of Natural Gas from any source, including the Borrower’s Net Revenue Interest in Natural Gas in the Properties, from January 1, 2010 to the end of the period specified in the table must be greater than the “Cumulative Natural Gas Production” for that period as specified in the table:

Period	Cumulative Natural Gas Production (MMcf)
January 1, 2010 to March 31, 2010	165
January 1, 2010 to June 30, 2010	322
January 1, 2010 to September 30, 2010	468
January 1, 2010 to December 31, 2010	601
January 1, 2010 to March 31, 2011	724
January 1, 2010 to May 31, 2011	801

In addition, beginning in January 2010, we are required to repay $200,000 of the principal outstanding each month.

The restructured facility also required us to complete a capital raising with net proceeds of at least $8,000,000 on or before October 12, 2009.  We completed this capital raising by the closing of the Rights Offering to holders of ADS’s and holders of Ordinary Shares on October 6, 2009 and repaid $4,473,573 in November 2009. The repayment was not subject to any early repayment penalties. The remaining approximately $4,000,000 in proceeds from the Rights Offering issue is intended to be used to fund an exploration and development program which has been approved by Macquarie Bank Limited.

As at June 30, 2009, the outstanding face value of the Loan Facility was $17,060,000 versus $17,060,000 as of June 30, 2008 and $20,000,000 as of June 30, 2007.  The principal outstanding was $12,586,427 as at the date of this filing. We are in compliance with all applicable covenants of the Loan Facility as of the date of this filing and do not anticipate being in default in the foreseeable future.

Prior Defaults.  On March 25, 2009, Macquarie granted us a waiver of our breach of the reserve to debt ratio covenant, which we had violated as of December 31, 2008. In connection with this waiver, we were required to enter into additional hedging transactions with reference to our anticipated production of oil and natural gas.  Refer to  “Item 11— Quantitative and Qualitative Disclosures About Market Risk” for further details in relation to additional hedging transactions entered into including volumes and price points.  Macquarie set the volumes required to be hedged and are the counterparty to the associated fixed forward swaps.

We were also in breach of this reserve–to–debt ratio covenant as at June 30, 2009 and March 31, 2009.  On September 2, 2009, Macquarie granted Samson a waiver with respect to these breaches subject to a restructuring of the Loan Facility. Because of our Loan Facility covenant defaults, our auditors have issued an audit report on our 2009 annual financial statements that contained a “going concern” explanatory paragraph. This report was included with the Financial Report that was filed with the ASX on September 30, 2009.  Following the successful capital raising, the audit report, as included with this Form 20-F, does not include any “going concern” paragraph. See the “Report of Independent Registered Public Accounting Firm” on page F-3 of this Form 20-F.

B.	Research and development, patents and licenses, etc.

Not applicable.

C.	Trend information.

Since June 2008 both the price of natural gas and crude oil have fallen significantly, though subsequent to fiscal year end oil has recovered slightly. Management anticipates this volatility to continue. Dramatic downward swings in the world prices for crude oil and natural gas could adversely affect the economic viability of Samson’s prospects.

Unlike crude oil prices, which are significantly influenced by global geopolitics, North American natural gas prices are primarily determined by the interaction of consumer and industrial demand and available supply.

We sell a significant portion of its gas at Colorado Interstate Gas (“CIG”) pricing. Historically, this price has traded at a differential to Nymex gas. In recent years, this differential grew significantly due to pipeline constraints in the area, with prices as low as $1.11 per Mcf recorded. The construction of the Rocky Express Pipeline has removed some of the pipeline constraints and reduced the basis differential between CIG and Nymex.  The final eastward leg has been completed and extended an additional 638 miles from Audrain County, Missouri to the Clarington Hub in Monroe County, Ohio.

In order to protect us from the uncertainty associated with oil and natural gas prices, we have entered into hedging arrangements with Macquarie Bank Limited. For a description of these hedging arrangements, see “Item 11— Quantitative and Qualitative Disclosures About Market Risk” and “Note 25 – Financial Instruments”.

In previous years, we have maintained our focus on exploration, development and production in the Rocky Mountain region of the United States. During the year ended June 30, 2009 we have decided to diversify our geographical focus and have drilled wells in North Dakota, Texas and New Mexico.  We are continuing to look at projects in a variety of geographical locations, in particular in the on–shore Gulf Coast region.  We have changed to a more diversified focus in an effort to diversify the risk associated with producing in one region within the United States.

D.	Off–balance sheet arrangements.

None.

E.	Tabular disclosure of contractual obligations.

	Payments due by period (as at June 30, 2009)
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long–Term Debt Obligations (1)	17,060,000	17,060,000	–	–	–
Operating Lease Obligations	301,318	125,014	176,304		–
Total (2)	17,361,318	17,185,014	176,304	–

(1)
The long term debt refers to funding provided by Macquarie Bank Limited and includes interest payable.  The loan is denominated in US$.  This loan was restructured subsequent to fiscal year end.  See “Item 10.  Additional Information – C.  Material Contracts.”

(2)
This table does not include the liability for dismantlement, abandonment and restoration costs of oil and gas properties.  In accordance with IFRS, we recorded a separate liability for the fair value of this restoration obligation.  See Note 14 of the notes to and forming part of the financials statements for the year ended June 30, 2009.  These liabilities are not expected to be extinguished in the foreseeable future.

Item 6.   Directors, Senior Management and Employees

A.	Directors and senior management.

Name	Title	Age	Date of First Election	Due for Re–Election*
Terence Barr	Managing Director	60	January 25, 2005	–
Neil MacLachlan	Chairman	68	June 18, 1998	November 2011
Victor Rudenno	Non–Executive Director	57	April 11, 2007	November 2010
Keith Skipper	Non–Executive Director	62	September 10, 2008	November 2010
Robyn Lamont	Chief Financial Officer	31	May 1, 2006	–
Robert Gardner(1)	Vice President – Engineering	41	October 1, 2007	–
David Ninke	Vice President – Exploration	38	April 1, 2008	–
Denis Rakich	Company Secretary	55	June 18, 1998	–

(1)	Mr. Gardner resigned effective July 10, 2009
*	According to paragraph 3.6 of Samson Oil & Gas Limited’s Constitution, at each annual general meeting:

(a)    one third of the Directors who are not:

i)           Appointed, and required to retire;

ii)           The managing director; or

iii)           Directors only because they are an alternate; and

(b)           any Director who would, if that Director remained in office until the next annual general meeting , have held that office for more than three years, must retire from office and are eligible for re–election.

Terence Barr.  Mr. Barr was appointed managing director of Samson on January 25, 2005.  Mr. Barr is a petroleum geologist with over 30 years’ experience, including 11 years with Santos.  In recent years, Mr. Barr has specialized in tight gas exploration, drilling and completion.  Prior to joining Samson, Mr. Barr was employed as Managing Director by Ausam Resources from 1999 to 2003 and was the owner of Barco Exploration from 2003 to 2005.

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

Mr. MacLachlan was appointed Chairman of the Company, effective December 19, 2007.

During the past three years Mr. MacLachlan has also served as a director of the following other listed companies:

•	Titan Resources Ltd

•	Kestrel Energy Inc

•	Geoinformatics Exploration Inc

•	Eurogold Ltd*

•	Cambridge Mineral Resources Ltd*

•	Extract Resources Ltd*

•	Oklo Uranium Ltd*

•	Kalahari Minerals Plc*

•	Cambridge Minerals Plc*

*	denotes current directorships

Victor Rudenno.   Dr. Rudenno was appointed a director of the Company on April 11, 2007.  In 2000, Dr. Rudenno co–founded Equity Capital Markets Ltd an investment bank specializing in corporate advice and capital raisings which merged with Interfinancial in 2005  and was ultimately acquired by Tolhurst Limited in 2007. Dr Rudenno is now the principal of Revaluate Pty Ltd a corporate advisory firm.  From 1984 until 1985, Dr Rudenno worked in the stock broking industry as a mining analyst working for firms such as James Capel, DBSM and Prudential Bache.  In 1995, he moved to the corporate side of investment banking and worked for a number of leading firms including Macintosh Corporate, Deutsche Bank, Hartley Poynton and CIBC.

He is a Senior Fellow of the Financial Services Institute of Australasia (Finsia) and a Member of the Australasian Institute of Mining and Metallurgy.  Dr. Rudenno holds a Bachelor of Mining Engineering degree, a Master of Commerce degree and a Doctor of Philosophy for his thesis on Mining Economics.  During his academic career he lectured in mining engineering both at the University of New South Wales and the University of Sydney.

Keith Skipper. Mr. Skipper was appointed as director of Samson on September 15, 2008.  Mr. Skipper holds a Bachelor degree in Geology from Reading University (United Kingdom) and a Master of Science from McMaster University (Canada).  He commenced with career with Amoco Canada Petroleum in 1970.  Mr. Skippers experience includes ten years with Bridge Oil Ltd and several years with Pan Canadian Petroleum and Antrim Energy Inc.  He is resident of Australia.

During the last three years, Mr. Skipper has been a Director of the following companies:

•	Red Sky Energy Limited*

•	Rawson Resources Limited*

•	North Star Energy Limited (unlisted)*

*	denotes current directorships

Robyn Lamont.  Ms. Lamont has served as Samson’s Chief Financial Officer since May 1, 2006, prior to which she served as Financial Controller since 2001.  Ms. Lamont graduated from the University of Western Australia in 1999 with a Bachelor of Commerce, majoring in Accounting and Finance.  She worked for Arthur Andersen in Perth, Western Australia, for three years and qualified as a Chartered Accountant through the Institute of Chartered Accountants in Australia in 2001.

Robert A. Gardner.  Mr. Gardner was appointed Vice President, Engineering of Samson on October, 22, 2007.    Prior to joining Samson, from 2004 to 2007 Mr. Gardner was the Gulf Coast Business Unit Manager for Aspect Energy, LLC, responsible for that company’s Gulf Coast exploration and drilling activity.  Previously, Mr. Gardner was Operations Superintendent for Williams Production from 2001. Mr. Gardner holds a Bachelor of Mechanical Engineering from Colorado State University, a Master’s in Mechanical Engineering from the University of Colorado, and Master’s in Business Administration from the University of Denver. Mr. Gardner specializes in reserve determination and acquisitions with additional background in operations engineering, drilling, completions, and facilities.

Mr. Gardener resigned effective July 10, 2009.

David Ninke.  Mr. Ninke was appointed Vice President, Exploration of Samson effective April 1, 2008.  Mr. Ninke brings 15 years of geological and geophysical exploration experience in the Texas and Louisiana Gulf Coast, the Rockies, and the North Slope of Alaska.  From May 2002 to April 2008, Mr. Ninke served as a Sr. Geologist/Geophysicist with Aspect Energy, LLC in Denver, Colorado, prior to which he worked with BP in Anchorage, Alaska and Killam Oil Co, Ltd. in San Antonio, Texas.   Mr. Ninke holds Bachelor’s and Master’s degrees in Geology from Wittenberg University and Bowling Green State University, respectively.

Denis Ivan Rakich F.C.P.A.  Mr. Rakich is an accountant and has been employed as Samson’s Secretary since June 18, 1998.  He has served as a corporate secretary for 20 years within the petroleum services, petroleum and mineral production and exploration industries, and currently serves as corporate secretary for Victoria Petroleum N.L.  He is a member of the Australian Society of Accountants.

B.	Compensation.

It is the Board’s policy that employment contracts are only entered into with the managing director and senior executives.  As such, contracts have been entered into for Mr. Barr, Mr. Ninke and Ms. Lamont.

The following table sets forth certain information with respect to the compensation of those individuals who served as our executive officers and directors during the year ended June 30, 2009.  As of June 30, 2009, we had five executive officers, including a President and Chief Executive Officer, a Chief Financial Officer, a Vice President – Engineering, a Vice President – Exploration and a Secretary.  As of June 30, 2009, we had four directors.

Effective May 1, 2009, the Board of Directors approved a reduction in total cash and benefits remuneration of 30% for all directors and officers. This reduction will remain in place until such time as the Directors no longer believe it to be advisable. In order to compensate the Directors and officers for the reduction in cash and benefits remuneration, they have been given a number of ordinary shares valued at the volume average weight price for the period for which they are being compensated, and officers have been granted optional additional unpaid leave

Summary Compensation

		Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Restricted Security Awards ($)	Awards Securities Underlying Options (#)(10)	All Other Compensation ($)
Terence Barr	2009	256,763	–	–	–	–
Managing Director, President,	2008	243,630	–	–	–	43,500	(1)
Chief Executive Officer

Robyn Lamont	2009	184,669	–	–	–	1,836
Chief Financial Officer	2008	139,750	–	–	2,000,000	1,652

Jeffrey Rhodes	2009	–	–	–	–	–
Vice President – Engineering(2)	2008	18,750	–	–	–	–

Robert Gardner	2009	221,807	–	–	–	3,785
Vice President – Engineering (3)	2008	157,446	42,500	–	2,000,000	3,418

David Ninke	2009	235,796	–	–	–	1,830
Vice President – Exploration (4)	2008	53,750	16,700	–	2,000,000	710

Denis Rakich	2009	86,509	–	–	–	–
Secretary	2008	102,639	–	–	–	–

Malcolm Burne	2009	–	–	–	–	–
Director (5)	2008	13,034	–	–	–	–

Neil MacLachlan	2009	64,832	–	–	–	–
Director	2008	41,403	–	–	–	–

David Cairns	2009	4,630	–	–	–	–
Director (6)	2008	27,168	–	–	–	–

Victor Rudenno	2009	33,129	–	–	–	–
Director (7)	2008	27,168	–	–	–	–

Keith Skipper	2009	22,476	–	–	–	–
Director (8)	2008	–	–	–	–	–

Neil Fearis	2009	–	–	–	–	–
Alternate Director (9)	2008	–	–	–	–	–

(1)	Represents Mr. Barr’s annual housing allowance.
(2)	Mr. Rhodes resigned effective August 3, 2007.
(3)	Mr. Gardner was appointed October 22, 2007 and resigned effective July 10, 2009.
(4)	Mr. Ninke was appointed April 1, 2008.
(5)	Mr. Burne resigned effective December 19, 2007.
(6)	Mr. Cairns resigned effective September 10, 2008.
(7)	Dr. Rudenno was appointed April 11, 2007.
(8)	Mr. Skipper was appointed September 10, 2008.
(9)	Mr. Fearis ceased to be an alternate director on December 19, 2007 following Mr. Burne’s resignation. Mr. Fearis was appointed an alternate director for Mr. MacLachlan on October 1, 2009.
(10)	Options were issued to Ms. Lamont and Mr. Gardener in October 2007. Options were issued to Mr. Ninke in May 2008.

Effective January 1, 2009, we entered into an employment contract Mr. Barr to serve as the Chief Executive Officer for the Company.  The agreement has an initial term of one year and allows for an annual base salary of US$250,000.  In the event of a Change of Control (as defined in the agreement) or in the event of termination by the Company without due cause, Mr. Barr will be entitled a payment equivalent to the base salary prorated over the remaining contract term plus an additional payment equivalent to 90 days base salary. We plan to replace this agreement with a new one-year agreement effective January 1, 2010 with substantially the same terms.

Effective as of July 1, 2007, we entered into an Employment Agreement with Robyn Lamont, pursuant to which we engaged Ms. Lamont to serve as Chief Financial Officer of each of the Company and our wholly owned subsidiary, Samson Oil and Gas USA, Inc.  The agreement has an initial term of two years and allows for an annual base salary of $130,000.  Ms. Lamont is also entitled to reimbursement for the cost of owning and operating an automobile or other motor vehicle.  In event of a Change of Control (as defined in the agreement), Ms. Lamont is entitled to receive a lump sum payment equal to the greater of (x) one half of the annual base salary or (y) the annual base salary prorated over the remainder of the contract term.  Effective July 1, 2008, Ms. Lamont’s base salary was increased to US$180,000 per annum.

On October 1, 2007, we entered into an Employment Agreement with Robert Gardner, pursuant to which we engaged Mr. Gardner to serve as Vice President – Engineering of each of the Company and our wholly–owned subsidiary, Samson Oil and Gas USA, Inc.  The agreement has an initial term of three years and allows for an annual base salary of $210,000.  A bonus of between $35,000 and $50,000 per annum is payable at the CEO’s discretion.   Additionally Mr. Gardner is entitled to receive an overriding royalty interest equal to 1% of oil wells or leases acquired by us during the term of the agreement.  The Agreement provides that Mr. Gardner shall be granted an option to purchase 2,000,000 Ordinary Shares at a price of A$0.30 per share.  These options were issued on November 8, 2007. Mr. Gardner is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of US$25,000).   Mr. Gardner commenced employment with the Company on October 22, 2007.

Mr. Gardner resigned from the Company, effective 10 July 2009.  No termination or severance payments were payable.

Effective April 1, 2008, we entered into an Employment Agreement with David Ninke to serve as Vice President – Exploration for the Company and Samson Oil and Gas USA, Inc.  The agreement has an initial term of three years and allows for an annual base salary of $200,000. A bonus of between $35,000 and $50,000 per annum is payable at the CEO’s discretion.  Mr. Ninke is entitled to receive an overriding royalty interest equal to 1% of oil, gas and related hydrocarbons produced or marketed by us during the term of the agreement primarily on the basis of Mr. Ninke’s recommendation or identification, and an overriding royalty interest of 0.1% on oil, gas and related hydrocarbons produced or marketed by us during the term of the agreement in which Mr. Ninke was, in the judgment of management, actively involved in recommending or identifying. The agreement provides that Mr. Ninke shall be granted a five–year option to purchase 2,000,000 Ordinary Shares at a price of A$0.25 per share. 600,000 options vested at grant date, 600,000 vested after 12 months of service and the remaining 800,000 will vest after 24 months of service. Mr. Ninke is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of US$25,000). Mr. Ninke commenced employment with the Company on April 1, 2008.

Share Option Grants

On October 11, 2007, 4,000,000 options were granted to key management personnel.  These options have an exercise price of 30 cents per share, an expiry date of October 10, 2012 and are immediately exercisable.

On May 12, 2008, 2,000,000 options were granted to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of May 11, 2013.  600,000 options are exercisable immediately, 600,000 are exercisable following 12 months of service by the employee, with the remainder exercisable following 24 months of service.

Option Exercises and Holdings

The following table sets forth information with respect to our executive officers and directors concerning options exercised during the last fiscal year and the number of securities underlying unexercised options as of June 30, 2009.

Option Exercises During Fiscal 2009

			Number of Securities Underlying Unexercised Options At Fiscal Year–End (#)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable
Terence Barr	–	–	8,000,000	–
Robyn Lamont	–	–	2,100,000	–
Robert Gardner	–	–	2,000,000	–
David Ninke	–	–	2,000,000	–
Neil MacLachlan	–	–	1,000,000	–
David Cairns	–	–	1,000,000	–
Denis Rakich	–	–	1,000,000	–

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

For the fiscal year ended June 30, 2009, we had nine employees.  Two employees are located in Perth, Western Australia and are involved in facilitating the administration of the Company.  The remaining seven employees are located in Denver, Colorado.  Three of these employees are involved in the administration of the Company while the remaining four employees are primarily engaged in project–related activities.  None of our current employees belong to a labor union, nor have we been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	Share ownership.

The following table sets forth beneficial ownership of our common shares by officers and directors as of December 14, 2009.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Number of Options Owned		Total Number of Shares Beneficially Owned	Percentage of Outstanding
Terence Barr	7,372,482	4,000,000	(2)	15,885,442	*
		4,000,000	(3)
		512,960	(7)

Robyn Lamont	1,000,617	100,000	(3)	3,130,617	*
		2,000,000	(4)
		30,000	(7)

Denis Rakich	347,032	500,000	(2)	1,347,032	*
		500,000	(3)

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Number of Options Owned		Total Number of Shares Beneficially Owned	Percentage of Outstanding
Neil MacLachlan	12,020,719	500,000	(2)	14,020,719	*
		500,000	(3)
		1,000,000	(7)

Victor Rudenno	3,638,813	500,000	(6)	4,438,813	*
		300,000	(7)

Keith Skipper	138,813	500,000	(6)	638,813	*

Robert Gardner	–	2,000,000	(4)	2,000,000	*

David Ninke	575,786	2,000,000	(5)	2,000,000	*

*	Less than 1%.
(1)
“Beneficial ownership” is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly (1) voting power, which includes the power to vote, or to direct the voting of, shares of the common stock of an issuer, or (2) investment power, which includes the power to dispose, or to direct the disposition of, shares of the common stock of an issuer.  The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days.  Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Options to purchase Ordinary Shares are exercisable at a price of A$0.45 per share and expire on May 31, 2011.
(3)	Options to purchase Ordinary Shares are exercisable at a price of A$0.25 per share and expire on December 31, 2009.
(4)	Options to purchase Ordinary Shares are exercisable at a price of A$0.30 per share and expire October 10, 2012.
(5)
Options to purchase Ordinary Shares are exercisable at a price of A$0.25 per share and expire May 11, 2013.  600,000 options are exercisable immediately, 600,000 are exercisable following 12 months of service by Mr. Ninke, with the remainder exercisable following 24 months of service.

(6)	Options to purchase Ordinary Shares are exercisable at a price of A$0.20 per share and expire November 31, 2013.
(7)	Options to purchase Ordinary Shares are exercisable at a price of A$0.015 per share and expire December, 31 2012

Item 7.   Major Shareholders and Related Party Transactions

A.	Major shareholders.

At December 14, 2009, 1,169,555,338 of our Ordinary Shares were issued and outstanding.  No beneficial owners of five percent (5%) or more of our Ordinary Shares exist to our knowledge.

At the date of the filing of our annual report on Form 20–F for the year ended June 30, 2008, we did have three major shareholders who owned over 5%, but their holdings are under 5% as of the date of this Form 20-F.

In the event any shareholder were to become a major shareholder, the voting rights of our major shareholders would not differ from the voting rights of holders of our shares who are not major shareholders.

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

As at December 14, ,2009 Samson had 28,411,350 ADSs outstanding representing approximately 2,788 non objecting beneficial holders.

B.	Related party transactions.

Other than as disclosed below, to the best of our knowledge, there have been no material transactions during the past three fiscal years to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting securities giving it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

Until December 19, 2007, when Mr. Neil Fearis ceased to an alternate Director, Minter Ellision (a law firm at which Mr. Fearis is special counsel) was paid $7,548 for the provision of services by Mr. Fearis.  These services were charged on normal commercial terms.

C.	Interests of experts and counsel.

Not applicable.

Item 8.   Financial Information

A.	Consolidated Statements and Other Financial Information.

This Annual Report contains audited consolidated financial statements for the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007, all of which are stated in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the IASB.

Further information can be found at Item 17 “Financial Statements.”

Legal Proceedings

None.

Dividend Distributions

To date, we have not paid any cash dividends on our Ordinary Shares and have no present intention of paying dividends.  Our current policy is to retain earnings, if any, for use in operations and in business development.

B.	Significant Changes.

In October 2009, we completed a rights offerings in Australia and the U.S. whereby we issued  920,171519 shares, including 15,921,419 ADS’s to raise A$11,042,058 pre costs.  $4,000,000 was retained by us to be used to fund future drilling by the Company.  $406,247 was used to close out our current hedge position and $4,473,573 was  used to repay a portion of our debt outstanding with Macquarie Bank Limited.

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

Price History of the American Depositary Shares.  Our American Depositary Shares, each representing 20 ordinary shares, are listed on the NYSE Amex (“Amex”) beginning on January 7, 2008.  As of December 14, 2009, 28,411,350 ADSs were outstanding and we had approximately 2,778 holders of record. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the ADSs reported on NYSE Amex, and its predecessor, the American Stock Exchange .  On December 14, 2009, the closing price of our ADSs on NYSE Amex was $0.20.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on NYSE Amex

Fiscal Year Ended	High	Low
June 30, 2009	$3.49	$0.30
June 30, 2008	$10.76	$2.35
June 30, 2007	$––	$––
June 30, 2006	$––	$––
June 30, 2005	$––	$––

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the NYSE Amex

Quarter Ended	High	Low
September 30, 2009	$0.85	$0.36
June 30, 2009	$0.73	$0.30
March 31, 2009	$0.74	$0.30
December 31, 2008	$1.30	$0.37
September 30, 2008	$3.49	$1.05
June 30, 2008	$6.51	$2.70
March 31, 2008	$10.76	$2.35
December 31, 2007	$––	$––
September 30, 2007	$––	$––

Monthly High and Low Market Price for the Most Recent Six Months on NYSE Amex

Month Ended	High	Low
November 30, 2009	$0.23	$0.19
October 31, 2009	$0.48	$0.23
September 30, 2009	$0.85	$0.36
August 31, 2009	$0.43	$0.39
July 31, 2009	$0.44	$0.37
June 30, 2009	$0.73	$0.44

Price History of the Ordinary Shares.  Our Ordinary Shares were listed on the Australian Securities Exchange Ltd. (the “ASX”) beginning on April 17, 1980.  As of December 14, 2009, 1,166,065,735 Ordinary Shares were outstanding, and we had approximately 2,526 shareholders of record.  The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX.  On December 14, 2009, the closing price of our Ordinary Shares on the ASX was A$0.01.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on the ASX

Fiscal Year Ended	High			Low
June 30, 2009	$	A	0.19	$	A	0.01
June 30, 2008	$	A	0.28	$	A	0.11
June 30, 2007	$	A	0.38	$	A	0.19
June 30, 2006	$	A	0.53	$	A	0.28
June 30, 2005	$	A	0.45	$	A	0.12

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the ASX

Quarter Ended	High			Low
September 30, 2009	$	A	0.04	$	A	0.02
June 30, 2009	$	A	0.04	$	A	0.03
March 31, 2009	$	A	0.04	$	A	0.02
December 31, 2008	$	A	0.08	$	A	0.01
September 30, 2008	$	A	0.19	$	A	0.08
June 30, 2008	$	A	0.28	$	A	0.12
March 31, 2008	$	A	0.23	$	A	0.11
December 31, 2007	$	A	0.23	$	A	0.16
September 30, 2007	$	A	0.25	$	A	0.18

Monthly High and Low Market Price for the Most Recent Six Months on the ASX

Month Ended	High			Low
November 30, 2009	$	A	0.01	$	A	0.01
October 31, 2009	$	A	0.02	$	A	0.01
September 30, 2009	$	A	0.03	$	A	0.02
August 31, 2009	$	A	0.03	$	A	0.03
July 31, 2009	$	A	0.04	$	A	0.02
June 30, 2009	$	A	0.04	$	A	0.03

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our Ordinary Shares are listed on the Australian Securities Exchange, trading under the symbol “SSN.”  Our ADSs are listed on the NYSE Amex, trading under the symbol “SSN.”

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.   Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on April 17, 1980 and our Australian Company Number is 009 069 005. Subject to the Australian Securities Exchange (“ASX”) Listing Rules and the Corporations Act of Australia (“Corporations Act”), the rights that attach to our shares are detailed in our constitution. Our current constitution was adopted on November 29, 2005. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

The material provisions of our constitution are summarized below. This summary is not intended to be complete, or to constitute a definitive statement of the rights and liabilities of our stockholders and is qualified in its entirety by reference to the constitution which is available as an exhibit to this Registration Statement.

The Corporations Act prohibits directors of companies listed on the Australian Stock Exchange from voting on matters in which they have a material personal interest, requires disclosure of such interest to stockholders, and requires stockholders’ approval of any provision of related party benefits.

Directors’ Compensation

Our directors are paid remuneration for their services as directors. The aggregate amount of remuneration payable to the directors is approved in a general meeting of stockholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our constitution. The fixed sum remuneration for directors shall not be by way of a commission on or percentage of the turnover of our Company or (except in the case of a director who is the managing director or other executive director) its profits.

In the event of a proposal to increase the remuneration of the directors for their ordinary services the notice calling the meeting at which such increase is to be proposed shall state the amount of the proposed increase and the maximum sum that may be paid.

Pursuant to our constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors engages in any journey related to our business, shall be paid extra fixed remuneration or salary either in addition to or in substitution for his share in the remuneration above provided.

In addition to other remuneration provided in our constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending Company meetings, board meetings, committee meetings or while engaged on our business.

Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the Australian Stock Exchange Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors.

The board has the powers to raise or borrow any sums of money and to secure the payment or repayment of such monies and any other obligation or liability in the manner and on the terms it thinks fit, whether upon the security of any mortgage or by issue of debentures or debenture stock charged upon all or any of our property including its goodwill undertaking and uncalled capital for the time being or upon bills of exchange promissory notes or other obligations or otherwise.

Retirement of directors

Pursuant to our constitution, one third of directors other than the director who is the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is a managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

There are no requirements in our constitution regarding the retirement of directors at any particular age. The Corporations Act, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our stockholders be appointed or re–appointed as a director, provided the notice of meeting and the resolution appointing such director states such director’s age.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the Australian Stock Exchange Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares shall be Ordinary Shares and may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine, and either at a premium or at par (subject to the provisions of the Corporations Act 2001) at a discount (subject to certain conditions set forth in our constitution). Subject to the prior approval at a general meeting and notwithstanding anything contained in our constitution, the board may allot, grant options over any shares to any person or company if such allotment would have the effect of transferring a controlling interest provided that this prohibition shall not apply in any case either where such allotment is pursuant to an offer of shares to the holders of Ordinary Shares as nearly as practicable in proportion to their respective shareholding or where such person or company is already registered as the holder of a majority of the issued shares prior to such allotments. Currently our outstanding share capital consists of only one class of Ordinary Shares.

Dividend Rights

The board may from time to time determine to pay dividends to stockholders as appear to the board to be justified by our profits. All dividends must be paid in accordance with the timetable set out in the Listing Rules. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our constitution.

Voting Rights

Under our constitution, each stockholder has one vote determined by a show of hands at a meeting of the stockholders. On a poll vote each stockholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, stockholders are not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

Right to Share in our Profits

Pursuant to our constitution, our stockholders are entitled to participate in our profits only by payment of dividends.

The board may from time to time determine to pay dividends to the stockholders, however no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.

Rights to Share in the Surplus in the Event of Liquidation

Our constitution provides, subject to the sanction of a special resolution, that the liquidator may divide amongst the members in–kind the whole or any part of the assets, and he may determine how the division shall be carried out as between the members or different classes of members.

Redemption Provisions

There are no redemption provisions in our constitution in relation to Ordinary Shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

Sinking Fund Provisions

There are no sinking fund provisions in our constitution in relation to Ordinary Shares.

Liability for Further Capital Calls

According to our constitution, and subject to compliance with the requirements of the Corporations Act 2001, the board may make any calls from time to time upon stockholders in respect to all monies unpaid on shares, whether on account of the nominal value of the shares or by way of premium, and not by the terms of issue of those shares made payable at fixed times. Each stockholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our constitution provides that if at any time the capital is divided into different classes of shares, the rights attaching to any class of shares, may (unless otherwise provided by the terms of issue of the shares of that class), whether or not we are being wound up, be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. The provisions of our constitution relating to general meetings shall apply to every such meeting, except that the necessary quorum shall be members present holding or representing three quarters of the nominal amount of the issued shares of the class and that any member present holding shares of the class may demand a poll.

General Meetings of Stockholders

General meetings of stockholders may be called by the board of directors whenever it deems fit, provided that a general meeting to be called the annual general meeting must be held at least once every calendar year and held in accordance with the Corporations Act 2001. Except as permitted under the Corporations Act, stockholders may not convene a meeting. Under the Corporations Act, stockholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of stockholders with at least 5% of the votes that may be cast at a general meeting or at least 100 stockholders who are entitled to vote at the general meeting. Twenty–eight days’ notice of the proposed meeting of our stockholders is required under the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally this act applies to acquisitions or proposed acquisitions:

•
by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

•
by non associated foreign person which would result such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest, or if it resulted in that foreign person, either alone or together with other non–associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

Ownership Threshold

There are no provisions in our constitution, which require a stockholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial stockholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a stockholder owns a 5% interest in us, such stockholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares.

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act.

Stock Issues and Takeover Attempts

We are governed by the Corporations Act which provides stockholders with broad protection in relation to takeovers, including:

•	that the acquisition of control over voting shares takes place in a efficient, competitive and informed market;

•	that stockholders have enough information to assess the merits of a proposal; and

•
that stockholders all have a reasonable and equal opportunity to participate in any benefits accruing to the stockholders through any proposal under which a person would acquire a substantial interest.

Further, subject to limited exceptions provided in the Australian Stock Exchange Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our Ordinary Shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

The exceptions to the listing rule are as follows:

•	an issuance or agreement to issue which we have notified the Australian Stock Exchange of before we are told a person is making or proposes to make a takeover for our shares;

•	an issuance to our ordinary stockholders on a pro–rata basis;

•	an issuance made due to an exercise of rights of conversion already in existence;

•	an issuance by us as consideration for an off–market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;

•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares;

•	if there is an agreement to issue shares and such agreement is conditional on ordinary stockholders approving the issuance before the issuance is made.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporation Act. Any person has the right to inspect our Company registers on payment of a fee. Stockholders are not required to pay a fee for inspection. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our stockholders are open for inspection to our stockholders free of charge. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspections by stockholders, However, a stockholder may apply to a court to make an order for inspection of our books, if the applicant stockholder is acting in good faith and the inspection is make for a proper purpose.

CHESS

We participate in the Clearing House Electronic Sub–Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House Business Rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS–approved shares are recorded on either of the electronic CHESS sub–register or the electronic issuer sponsored sub–register, which together form the complete Company register. We do not issue share certificates to stockholders. Instead, we provide stockholders with a holding statement (similar to a bank account statement) that sets out the number of Ordinary Shares registered in each stockholder’s name. This statement also advises stockholders of their holder identification number or stockholder reference number and relevant particulars. If a shareholding changes during any month, stockholders will receive a statement after the end of that month. Stockholders may also request statements at any other time (subject to payment of a small administration fee).

C.	Material contracts.

Convertible Loan Agreement.  See “Item 5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Convertible Loan Agreement” for a description of our $21,000,000 loan facility with Macquarie Bank Limited.

Cancellation of Macquarie Options. On March 13, 2009, we entered into an agreement with Macquarie Bank Limited whereby all options outstanding were cancelled in return for us issuing 36,800,000 fully paid ordinary shares to Macquarie Bank at no cost to them.  29,300,000 of these shares were issued on March 15, 2009, 2,000,000 were issued on July 1 2009 with the remaining 5,500,000 issued on November 5, 2009.  The financial impact of the issue of all of the shares was recognized in the financial statements for the year ended June 30, 2009, as the grant date of the shares was March 13, 2009, being the date the agreement was entered into.

Hedging Arrangements.  See “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” and “Note 25 – Financial Instruments” for a description of our hedging arrangements.

Purchase and Sale Agreement (Kaiser Francis). On May 8, 2008, Samson USA entered into and consummated a Purchase and Sale Agreement with Kaiser Francis Anadarko Limited Partnership, pursuant to which Samson USA agreed to sell and Kaiser Francis agreed to purchase the Company’s interests in assets and property related to the Amber Field in Grady County, Oklahoma for $4,760,000.

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

When the Sale is Subject to Capital Gains Tax

A US Equity Holder will be required to include in its assessable income in Australia any “net capital gains” that it makes on “indirect Australian real property interests” (“IARPI”).  Broadly, IARPI will exist where:

•
the U.S. Equity Holder and its associates have a 10% or more direct participation interest in us and owned the shareholding at the time of disposal or throughout a 12 month period beginning no earlier than 24 months before the sale of the shareholding, and ending no later than the date of sale of the shareholding; and

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

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of owning our Ordinary Shares or ADSs.  This summary addresses only U.S. federal income tax considerations of U.S. Holders (as defined below) that hold our Ordinary Shares or ADSs as capital assets for U.S. federal income tax purposes.

This summary is based on U.S. tax laws including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the USDTA, all as of the date hereof, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

For purposes of this section headed “U.S. Taxation,” the term “U.S. Holder” means a beneficial owner of Ordinary Shares or ADSs who is a U.S. person for U.S. federal income tax purposes, and generally includes:

•	a citizen or individual who is a resident of the United States for U.S. federal income tax purposes;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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

Any holder of our Ordinary Shares or ADSs who is not a U.S. Holder should consult with the holder’s own tax advisor in connection with the U.S. federal, state, local and foreign tax consequences of the matters discussed herein

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax–exempt organization;

•	an S corporation or other pass–through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities who elects the mark–to–market method of accounting for your securities;

•	a holder of our Ordinary Shares or ADSs subject to the alternative minimum tax provisions of the Code;

•	a holder of our Ordinary Shares or ADSs who received our Ordinary Shares or ADSs through the exercise of employee stock options, otherwise as compensation, or through a tax–qualified retirement plan;

•	a holder who is a person that has a functional currency other than the U.S. dollar, certain expatriates, or not a U.S. Holder;

•	a holder of options granted under any benefit plan;

•	a holder of our Ordinary Shares or ADSs who holds our Ordinary Shares or ADSs as part of a hedge, straddle or constructive sale or conversion transaction; or,

•	a holder of our Ordinary Shares or ADSs who owns, or is treated as owning under certain attribution rules, 5% or more of the aggregate amount of our Ordinary Shares or ADSs.

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

U.S. Holders should consult their own tax advisors regarding the specific U.S. federal, state and local tax consequences of the ownership and disposition of Ordinary Shares and ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the USDTA.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as owning the underlying Ordinary Shares represented by those ADSs. Therefore, deposits or withdrawals by a U.S. Holder of Ordinary Shares for ADSs or of ADSs for Ordinary Shares generally will not be subject to U.S. federal income tax. This discussion (except where otherwise expressly noted) applies equally to U.S. Holders of Ordinary Shares and U.S. Holders of ADSs.

This summary assumes that we are not and will not become a controlled foreign corporation for purposes of the Code and, except as otherwise indicated, that we are not and will not become a passive foreign investment company.

Sale of Ordinary Shares and ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of Ordinary Shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the U.S. dollar value of the amount realized on the sale or disposition and (ii) the tax basis, determined in U.S. dollars, of those Ordinary Shares or ADSs.  Capital gain of a non–corporate U.S. Holder that is recognized in a tax year beginning before January 1, 2011 will generally be taxed at a maximum rate of 15% if the holder has a holding period greater than 12 months.  The gain or loss on the sale or other disposition of our Ordinary Shares or ADSs by a U.S. Holder will generally be income or loss from sources within the United States for purposes of computing the foreign tax credit limitation.  If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Dividends

We do not expect to pay dividends in the foreseeable future.  However, subject to the passive foreign investment company rules discussed below, a U.S. Holder must include in gross income as dividend income the gross amount of any distribution (including the amount of any Australian withholding tax thereon) paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to Ordinary Shares or ADSs.  Such distributions are taxable to the holder when the holder (in the case of Ordinary Shares) or the depositary (in the case of ADSs) receives the dividend, actually or constructively.

Except as described below, dividends paid to a non–corporate U.S. Holder of our Ordinary Shares or ADSs before January 1, 2011 would be “qualified dividends” to such holder.  Qualified dividends are taxed at the rates applicable to long–term capital gains (generally at a maximum rate of 15%).  However, dividends will not be qualified dividends (and will be taxed at ordinary income rates) if (i) the holder fails to hold the Ordinary Shares or ADSs for at least 61 days during the 120 day period beginning 60 days before the ex–dividend date; (ii) the Internal Revenue Service determines that the USDTA is not a comprehensive income tax treaty that entitles our dividends to qualified dividend treatment and our Ordinary Shares or ADSs are no longer readily tradable on an established securities market in the United States; or (iii) we are a passive foreign investment company for the taxable year in which the dividend is paid or in the preceding taxable year.

In the case of a corporate U.S. Holder, dividends on Ordinary Shares and ADSs are taxed as ordinary income and will not generally be eligible for the dividends received deduction generally allowed to U.S. corporations for dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non–taxable return of capital to the extent of the holder’s tax basis in the Ordinary Shares or ADSs and thereafter as capital gain.

 For foreign tax credit limitation purposes, dividends paid by us will be income from sources outside the United States.  Subject to various limitations, Australian withholding taxes will be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute “passive category” income, or in the case of certain U.S. Holders, “general category” income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Passive Foreign Investment Company Status

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

Although we do not believe we were a PFIC for the 2009 fiscal year and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control and may be subject to uncertainties, and we cannot assure you that we have not been or will not be a PFIC. We have not undertaken a formal study as to our PFIC status, and we do not undertake an obligation to determine our PFIC status, or to advise investors in our securities as to our PFIC status, for any year.

If we are a classified as a PFIC for any taxable year, the so–called “interest charge regime” of Code Section 1291 will apply to any U.S. Holder of Ordinary Shares or ADSs that does not make a mark–to–market or qualified electing fund election, as described below.  Under the interest charge regime, (i) any gain the U.S. Holder realizes on the sale or other disposition of the Ordinary Shares or ADSs (possibly including a gift, exchange in a corporate reorganization, or grant as security for a loan) and any “excess distribution” that we make to such holder (generally, any distributions to such holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or, if shorter, such holder’s holding period for the Ordinary Shares or ADSs), will be treated as ordinary income that was earned ratably over each day in such holder’s holding period for the Ordinary Shares or ADSs; (ii) the portion of such gain or distribution that is allocable to prior taxable years will, with certain exceptions, be subject to tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to such holder; and (iii) the interest charge generally applicable to underpayments of tax will be imposed with respect of the tax attributable to each such year.

If we are classified as a PFIC for any taxable year and our Ordinary Shares or ADSs are treated as “marketable securities” under applicable U.S. Treasury Regulations, a U.S. Holder may avoid the interest charge regime by making a valid “mark–to–market” election with respect to the Ordinary Shares or ADSs.  If a valid mark–to–market election is made, the electing U.S. Holder generally (i) will be required to recognize as ordinary income an amount equal to the difference, if any, between the fair market value of the Ordinary Shares or ADSs and the holder’s adjusted tax basis in such Ordinary Shares or ADSs at the close of each taxable year, and (ii) if the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs exceeds their fair market value, will be allowed to deduct the excess as an ordinary loss to the extent of the net amount of income previously included as a result of the mark–to–market election.  A U.S. Holder’s basis in its Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark–to–market election, and any gain or loss on the disposition of Ordinary Shares or ADSs will generally be ordinary income, or, to the extent of previously included mark–to–market inclusions, ordinary loss.  Each U.S. Holder must make their own mark–to–market election.  Once made, the election cannot be revoked without the consent of the Internal Revenue Service unless the Ordinary Shares or ADSs cease to be marketable securities.  Under applicable U.S. Treasury Regulations, marketable securities includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market.  Because our Ordinary Shares are traded on the Australian Stock Exchange and our ADSs are traded on the NYSE Amex, we expect the Ordinary Shares and ADSs to be treated as “regularly traded,” and a U.S. Holder should be able to make a mark–to–market election.  However, no assurance that our Ordinary Shares or ADSs will be marketable securities can be given.

The interest charge regime would not apply to any U.S. Holder who is eligible for and timely makes a valid “qualified electing fund” (“QEF”) election, in which case such holder would be required to include in income on a current basis such holder’s pro rata share of our ordinary income and net capital gains.  However, a QEF election is valid only if we provide certain annual information to our shareholders.  We have not decided at this time whether we will provide such annual information and thus it is possible that U.S. Holders will not be able to make a valid QEF election with respect to our Ordinary Shares and ADSs.

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

U.S. Holders who own Ordinary Shares or ADSs during any year in which we are a PFIC must file Internal Revenue Service Form 8621 with their U.S. federal income tax return for each year in which such holder owns Ordinary Shares or ADSs, even if we subsequently would not be considered a PFIC.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to Ordinary Shares or ADSs and proceeds from the sale, exchange, redemption, or other disposition of Ordinary Shares or ADSs may be subject to information reporting to the Internal Revenue Service and U.S. backup withholding.  Certain exempt recipients, including corporations, are not subject to these information reporting requirements.  Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and who makes any other required certification.  U.S. persons who are required to establish their exempt status generally must provide to us or our depositary an Internal Revenue Service Form W–9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the a timely claim for refund with the IRS and furnishing any required information.

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

In order to protect the Company from uncertainty associated with oil and natural gas prices we entered into the following:

Fixed forward swaps in relation to natural gas indexed at the Colorado Interstate Gas Price Point:

Month	Volume mmbtu	Price $ per mmbtu
November 2009	20,530	2.83
December 2009	20,309	3.87
January 2010	20,095	4.24
February 2010	19,888	4.25
March 2010	19,688	4.03
April 2010	19,493	3.67
May 2010	19,304	3.70
June 2010	19,120	3.79
July 2010	18,942	3.86
August 2010	18,767	3.90
September 2010	18,598	3.68
October 2010	18,432	3.44
November 2010	18,270	4.11
December 2010	18,112	4.898

Fixed forward swaps in relation to natural gas indexed at the Henry Hub

Month	Volume – mmbtu	Price –$ mmbtu
April 2009 – December 2009	52,399	4.06
January 2010 – December 2010	59,396	5.62

Oil – Ratio Collar priced at West Texas Intermediate

Month	Call/Put	Volume – barrels	Price – $ per Barrel
April 2009 – December 2009	Put	10,951	46.00
April 2009 – December 2009	Call	6,352	55.00
January 2010 – December 2010	Put	13,256	53.00
January 2010– December 2010	Call	9,147	62.00

On November 13, 2009 we closed out the above hedge positions as a cash cost of $406,247.

On November 13, 2009, we entered into the following derivative positions, which represent approximately 50% of our current production:

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume – barrels	Price – $ per Barrel
December 2009 – December 2011	Put	21,431	60.00
December 2009 – December 2011	Call	21,431	102.90

Natural Gas – Ratio Collar priced at Henry Hub

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
December 2009 – December 2011	Put	125,149	4.75
December 2009 – December 2011	Call	125,149	6.15

Natural Gas – Ratio Collar priced at Colorado Interstate Gas

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
December 2009 – December 2011	Put	440,884	4.25
December 2009 – December 2011	Call	440,884	5.80

These terms of these derivative arrangements are in line with Master International Swaps and Derivatives Agreement.

Impact of a change in oil and gas prices for the year ended June 30, 2009

	$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $464,643	Decrease by 1.54
Decrease of 10 % in oil and gas prices	Increase by $646,643	Increase by 1.54

Impact of a change in oil and gas prices for the year ended June 30, 2008

	$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $733,029	Decrease by 25.1
Decrease of 10 % in oil and gas prices	Increase by $733,029	Increase by 25.1

Impact of a change in oil and gas prices for the year ended June 30, 2007

	$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $672,098	Decrease by 35.07
Decrease of 10 % in oil and gas prices	Increase by $672,098	Increase by 35.07

Interest Rate Risk.  We have minimal interest rate risk as our long–term indebtedness have a fixed rate interest rate.

Foreign Currency Risk.  As our assets, liabilities and financial transactions are primarily denominated in U.S. dollar, we changed our presentation currency during the year to U.S. dollar.  This has reduced the impact of fluctuations in the exchange rate on our financial statements and the foreign currency risk associated with our financial statements. Refer to “Note 30 – Financial Risk Management Objectives and Policies.”

Item 12.   Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

None other than as described in “Item 5.B. — Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   (Item 15T) Controls and Procedures.

(a)	Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Samson’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

The management of Samson, under the supervision and with the participation of Samson’s Chief Executive Officer and Chief Financial Officer, conducted an evaluation of Samson’s disclosure controls and procedures, pursuant to Exchange Act Rules 13a–15(e) or 15d–15(e) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Samson’s disclosure controls and procedures were effective as of the end of the period covered by this report.

(b)	Management’s annual report on internal control over financial reporting.

Samson’s management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Samson’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of Samson’s assets;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that Samson’s receipts and expenditures are being made only in accordance with authorizations of Samson’s management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Samson’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Samson’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that Samson’s internal control over financial reporting was effective as of June 30, 2009.

(c)	Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of Samson’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Samson’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.   [Reserved]

Item 16A.   Audit Committee financial expert.

The Company’s Board of Directors has determined that Dr. Victor Rudenno is the Audit Committee’s  “financial expert” and that he is an independent director, each within the meaning of the rules of the Securities and Exchange Commission and the NYSE Amex.

Item 16B.   Code of Ethics.

The Company has adopted a code of ethics that applies to all of the Company’s employees, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Code of Ethics and Business Conduct for Employees is available on the Company’s website at www.samsonoilandgas.com.

Item 16C.   Principal Accountant Fees and Services.

Audit Fees.  For the year ended June 30, 2009 we changed auditors from Ernst & Young to PricewaterhouseCoopers.  The aggregate fees billed for professional services rendered by the Samson’s principal accountant for the audit of Samson’s annual financial statements for the fiscal year ended June 30, 2009 was $315,488.  For the year ended June 30, 2008, Ernst & Young, our principal auditors for that financial year, billed aggregate fees of $797,762.

Audit–Related Fees.  Samson did not incur any audit–related fees in 2009 or 2008.

Tax Fees.  Samson incurred fees totaling $17,034 during the fiscal year ended June 30, 2008 for the professional services rendered by the Samson’s principal accountant for tax compliance, tax advice and tax planning. No such fees were incurred in fiscal year 2009.

All Other Fees.  Samson did not incur any additional fees during the fiscal years ended June 30, 2009 and 2008, respectively, for products and services rendered by Samson’s principal accountant.

All fees incurred by Samson in relation to audit and permissible non–audit services are approved by the audit committee prior to the expenditure being incurred.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.   Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.   Corporate Governance.

There are no material differences between our corporate governance practices and those followed by U.S. companies listed on NYSE Amex.

PART III

Item 17.   Financial Statements

Not applicable.

Item 18.   Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.

Page
F–2	Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers)
F–3	Report of Independent Registered Public Accounting Firm (Ernst & Young LLP)
F–4	Report of Independent Registered Public Accounting Firm (Ernst & Young)
F–5	Consolidated Balance Sheets at June 30, 2009 and 2008
F–6	Consolidated Income Statements for the years ended June 30, 2009, 2008 and 2007
F–7	Consolidated Cash Flow Statements for years ended June 30, 2009, 2008 and 2007
F–8	Consolidated Statements of Changes in Equity for the years ended June 30, 2009, 2008 and 2007
F–9	Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers)

To The Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholder’s equity and cash flows present fairly, in all material respects, the financial position of Samson Oil and Gas Limited and its subsidiaries at 30 June 2009 and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers
Perth, Australia
17 December 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Samson Oil & Gas Limited

We have audited the accompanying consolidated balance sheet of Samson Oil & Gas Limited (the Company) as of June 30, 2008, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Samson Oil & Gas Limited as of June 30, 2008 and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
Denver, Colorado
December 17, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Samson Oil & Gas Limited

We have audited the accompanying consolidated statements of income, changes in equity, and cash flows of Samson Oil & Gas Limited (the Company) for the year ended June 30, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Samson Oil & Gas Limited operations and its cash flows for the year ended June 30, 2007 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Perth, Australia

December 17, 2009

BALANCE SHEETS
for the year ended June 30, 2009

		Consolidated Entity
	Note	2009 $	2008 $
Current assets
Cash and cash equivalents	6	1,522,632	2,680,734
Trade and other receivables	7	471,974	1,860,760
Financial assets at fair value through profit and loss	8	57,186	173,638
Derivative financial instruments	18(a)	154,180	–
Prepayments		51,686	1,219,520
Total current assets		2,257,658	5,934,652
Non–current assets
Restricted cash	11	145,738	145,738
Trade and other receivables	7	25,611	30,597
Plant and equipment	9	2,195,081	1,982,278
Exploration and evaluation assets	10	–	4,597,052
Oil and gas properties	12	18,508,556	40,076,369
Total non–current assets		20,874,986	46,832,034
Total assets		23,132,644	52,766,686
Current liabilities
Trade and other payables	13	591,109	925,521
Derivative financial instruments	18(b)	–	4,885,541
Borrowings	15	16,846,207	–
Total current liabilities		17,437,316	5,811,062
Non–current liabilities
Borrowings	15	–	12,899,693
Derivative financial instruments	18(b)	254,635	395,817
Provisions	14	827,577	689,419
Total non–current liabilities		1,082,212	13,984,929
Total Liabilities		18,519,528	19,795,991
Net assets		4,613,116	32,970,695
Equity
Contributed equity	16	55,985,941	55,511,344
Accumulated losses	17	(55,661,908)	(25,502,733)
Reserves	16	4,289,083	2,962,084
Total equity		4,613,116	32,970,695

The above balance sheets should be read in conjunction with the accompanying notes.

INCOME STATEMENTS
for the year ended June 30, 2009

		Consolidated Entity
	Note	2009 $	2008 $	2009 $
Continuing Operations
Revenue
Sale of oil and gas	3(a)	4,646,437	7,330,294	6,720,989
Finance income	3(a)	10,338	64,349	145,118
Total Revenue		4,656,775	7,394,643	6,866,107
Cost of Sales		(3,734,042)	(3,362,369)	(4,534,052)
Gross Profit		922,733	4,032,274	2,332,055
Other Income	3(a)	5,876,787	1,765,786	2,421,811
Exploration and evaluation expense		(4,861,545)	(2,641,021)	(467,086)
General and administrative expenses	3(b)	(4,811,922)	(7,440,102)	(4,185,025)
Reversal of impairment	3(e)	–	4,532,258	846,557
Impairment expense of oil and gas properties	12(b)	(21,706,181)	–	–
Finance costs	3(c)	(5,579,047)	(3,163,076)	(3,022,795)
Loss from continuing operations before income tax		(30,159,175)	(2,913,881)	(2,074,483)
Income tax expense	4	–	–	–
Loss from continuing operations after income tax		(30,159,175)	(2,913,881)	(2,074,483)
Discontinued operations
Profit from discontinued operations after income tax	31	–	418,038	158,137
Net loss for the year	17	(30,159,175)	(2,495,843)	(1,916,346)
Loss per share for loss from continuing operations attributable to the ordinary equity holders:
Basic (loss) per share (cents)	25	(13.88)	(1.44)	(1.08)
Diluted (loss) per share (cents)	25	(13.88)	(1.44)	(1.08)

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic (loss) per share (cents)	25	(13.88)	(1.23)	(1.00)
Diluted (loss) per share (cents)	25	(13.88)	(1.23)	(1.00)

The above income statements should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS
for the year ended June 30, 2009

		Consolidated Entity
	Note	2009 $	2008 $	2007 $
Cash flows from operating activities
Receipts from customers		6,011,941	7,914,802	8,139,834
Cash received from commodity derivative financial instruments		1,197,487	357,000	410,300
Payments to suppliers & employees		(5,638,668)	(7,213,564)	(7,189,608)
Interest received		10,183	64,942	145,118
Payment to close out swap position		–	(60,000)	–
Interest paid		(1,627,616)	(1,888,256)	(1,923,870)
Net cash flows used in operating activities	21(b)	(46,673)	(825,076)	(418,226)
Cash flows from investing activities
Proceeds from sale of listed shares		–	317,083	137,859
Payment for listed shares		–	–	(3,930)
Payments for plant & equipment		(590,746)	(489,257)	(1,114,503)
Proceeds from sale of properties		–	5,260,000	–
Payments for exploration and evaluation		(216,949)	(2,723,133)	(623,505)
Payments for oil and gas properties		(274,946)	(2,299,744)	(5,037,751)
Payments for acquisition of minority interest		–	(86,510)	(656,261)
Loan repayments from /(advanced to) controlled entities		–	–	–
Net cash flows (used in)/from investing activities		(1,082,641)	(21,561)	(7,298,091)
Cash flows from financing activities
Proceeds from issue of share capital		–	3,035,762	–
Repayment of borrowings		–	(2,940,000)	–
Payments for costs associated with capital raising		(2,330)	(9,078)	(967,821)
Net cash flows used in financing activities		(2,330)	(86,684)	(967,821)
Net decrease in cash and cash equivalents		(1,131,644)	(759,953)	(8,684,138)
Cash and cash equivalents at the beginning of the financial year		2,680,734	3,383,309	11,410,094
Effects of exchange rate changes on cash and cash equivalents		(26,458)	57,378	657,353
Cash and cash equivalents at end of year	21(a)	1,522,632	2,680,734	3,383,309

The above cash flow statements should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY
for the year ended June 30, 2009

	Attributable to equity holders of the parent
CONSOLIDATED	Issued Capital $	Accumulated Losses $	Foreign Currency Translation Reserve $	Equity Reserve $	Share Based Payments Reserve $	Total Equity $
At July 1, 2008	55,511,344	(25,502,733)	1,694,124	(1,097,780)	2,365,740	32,970,695
Currency translation differences	–	–	1,293,037	–	–	1,293,037
Loss for the period	–	(30,159,175)	–	–	–	(30,159,175)
Total income/(expense) for the period	–	(30,159,175)	1,293,037	–	–	(28,866,138)
Share Based Payments	–	–	–	–	33,962	33,962
Issue of share capital	476,927	–	–	–	–	476,927
Share issue costs	(2,330)	–	–	–	–	(2,330)
At June 30, 2009	55,985,941	(55,661,908)	2,987,161	(1,097,780)	2,399,702	4,613,116

At July 1, 2007	52,484,660	(23,006,890)	1,966,922	(1,097,780)	2,029,868	32,376,780
Currency translation differences	–	–	(272,798)	–	–	(272,798)
Loss for the period	–	(2,495,843)	–	–		(2,495,843)
Total expense for the period	–	(2,495,843)	(272,798)	–	–	(2,768,641)
Share Based Payments	–	–	–	–	335,872	335,872
Issue of share capital	3,035,762	–	–	–	–	3,035,762
Share issue costs	(9,078)	–	–	–	–	(9,078)
At June 30, 2008	55,511,344	(25,502,733)	(1,694,124)	(1,097,780)	2,365,740	32,970,695

At July 1, 2006	52,498,886	(21,090,544)	(1,691,427)	132,035	1,802,263	35,034,067
Currency translation differences	–	–	275,495	–	–	275,495
Loss for the period	–	(1,916,346)	–	–	–	(1,916,346)
Total expense for the period	–	(1,916,346)	275,495	–	–	(1,640,851)
Acquisition of minority interests	–	–	–	(1,229,815)	227,605	(1,002,210)
Share issue costs	(14,226)	–	–			(14,226)
At June 30, 2007	52,484,660	(23,006,890)	1,966,922	(1,097,780)	2,029,868	32,376,780

The above statements of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.   CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited (the “Company” or the “Parent Entity”) for the year ended and as at June 30, 2009 was authorised for issue in accordance with a resolution of the directors on September 30, 2009.  The financial report includes the consolidated entity comprised of Samson Oil & Gas Limited and it’s 100% owned subsidiary Samson Oil & Gas USA Inc. (together, the “Consolidated Entity”).

Samson Oil & Gas Limited is a Company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.  Samson also trades an American Depository Share (“ADS”) on NYSE AMEX under the symbol “SSN”. Each ADS represents 20 fully paid Ordinary Shares of Samson.

The nature of the operations and principal activities of the Consolidated Entity are described in Note 21 segment Reporting.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

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

The financial report is presented in United States Dollars.  This differs from the functional currency of the Parent Entity, being Australian Dollars.  Following the successful listing of Samson’s ADSs on the NYSE AMEX in January 2008 and the migration of approximately 100,000,000 ordinary shares to ADSs, the Board of Samson made the decision to change the presentation currency of the Consolidated Entity from Australian Dollars (“AUD”) to United States Dollars (“USD”).  Given the fluctuations in the AUD:USD exchange rate seen in recent years, the Board believes that presenting the company’s financial information in USD’s will give a better representation of the financial position and performance of the Consolidated Entity.  This change has no impact on the net loss of the Consolidated Entity other than presentation in USD instead of AUD. This change has been made effective during the year ended 30 June 2009.  Comparative information has been restated in USD for comparative purposes. All dollar values in this report are expressed as USDs unless noted otherwise.  All Australian dollar references are noted by ‘AUD or A$’.

Comparative information has been restated in order to be consistent with the current period presentation.  Specifically:

•
In the segment information disclosure, finance costs of $3,022,795 that were disclosed in the segment result for the United States of America in 2007 have been reclassified to “unallocated” as the primary operation of this segment is not of a financial nature.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Going Concern

As at June 30, 2009 the Consolidated Entity had reported losses of $30,159,175 (2008: $2,495,843) and $26,921,623 (2008:$7,459,451). The losses are primarily due to impairment of the Consolidated Entity’s oil and gas properties and  write off of the Consolidated Entity’s deferred exploration expenditure (see Note 3e and f) of $26,303,233.  The significant impairment recorded in the current year is primarily due to the deterioration in the price of natural gas and oil that occurred during the year.  This decrease lead to a decrease in the value of the Consolidated Entity’s reserves, which are used to support the carrying value of oil and gas properties.  World oil prices have recovered slightly since the date of this report, which the directors believe will lead to an increase in the reserve value of the Company as at December 31, 2009 (the next test date) after allowing for the customary production roll off.   The Consolidated Entity had a working capital deficiency of $15,179,658 at June 30, 2009 and was also in breach of a debt covenant in respect of its borrowings. As a result of the breach of covenant, the Consolidated Entity has classified all of its borrowings of $16,846,207 as current liabilities. This reflects the fact that the financier, at balance date, had the right to request the immediate repayment of these funds.  On September 2, 2009, the financier granted a waiver to the Consolidated Entity with respect to the June 30, 2009 breach and the breach of covenant that occurred for the quarter ended March 31, 2009.  The waiver involved a restructure of the debt facility and the inclusion of three new covenants.  Refer to Note 15 for details as to these covenants.

The restructured loan agreement also requires that the Company raise, after costs, US$8,000,000 prior to October 12, 2009.  On September 2, 2009, the Company announced a rights offering to all Samson shareholders whereby the Company offered shareholders the right to purchase six new Samson shares for every one they held on September 16, 2009 for A$ 1.2 cents each. For each 10 new shares that were subscribed for, the shareholder was also granted one new option.  The option has an exercise price of A$ 1.5 cents and an expiry date of December 31, 2012. This offer closed on October 6, 2009 with the Company issuing 920,171,519 shares to raise A$11,042,058 (before underwriting fees and expenses).

As a result of the successful completion of this rights issue, the Company is no longer in breach of its debt facility covenants.

The Directors are confident they will be able to comply with the conditions included in the restructured facility in the future and believe the Company will be able to pay its debts as and when they fall due for at least the next 12 months.

(a)	New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2009 reporting periods.  The Consolidated Entity’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below:

(i)	AASB 8 Operating Segments and AASB 2007–3 Amendments to Australian Accounting Standards arising from AASB 8 (effective January 1, 2009)

AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a ‘management approach’ to reporting on financial performance.  The information being reporting will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocated resources to operating segments.  The Consolidated Entity will adopt AASB 8 from July 1, 2009. It is not expected the adoption of this standards will change the segment reporting of the Consolidated Entity, however management have not completed their assessment of the impact of this standard.

(ii)	Revised AASB 123 Borrowing Costs and AASB 2007–6 Amendments to Australian Accounting Standards arising from AASB 123 (effective January 1, 2009)

The revised AASB 123 has removed the option to expense all borrowing costs and – when adopted – will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset.  This is different to the Consolidated Entity’s current policy, whereby all borrowing costs are expensed. The Consolidated Entity will apply the revised policy from July 1, 2009.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

(iii)	Revised AASB 101 Presentation of Financial Statements and AASB 2007–8 Amendments to Australian Accounting Standards arising from AASB 101 (effective from January 1, 2009)

The September 2007 revised AASB 101 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements.  If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.  The Consolidated Entity will apply the revised standard from July 1, 2009.

(iv)	AASB 2008–1 Amendments to Australian Accounting Standard – Share–based Payments: Vesting Conditions and Cancellations (effective from January 1, 2009)

AASB 2008–1 clarifies that vesting conditions are service conditions and performance conditions only and that other features of share–based payments are not vesting conditions.  It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.  The Consolidated Entity will apply the revised standard from July 1, 2009, but it is not expected to affect the accounting for the Consolidated Entity’s share–based payments.

(v)
Revised  AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008–3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 (effective July 1, 2009)

The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes.  For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement.  There is a choice on an acquisition–by–acquisition basis to measure the non–controlling interest in the acquiree either at fair value or at the non–controlling interests’ proportionate share of the acquiree’s net assets.  All acquisition–related costs must be expensed. This is different to the Consolidated Entity’s current policy which is set out in note 2 (bb).

The revised AASB 127 requires the effects of all transactions with non–controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses, see note 2(bb).  The standard also specifies the accounting when control is lost.  Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss.  This is consistent with Consolidated Entity’s current accounting policy if control is not retained.

The Consolidated Entity will apply the revised standards prospectively to all business combinations and transactions with non–controlling interests from July 1, 2009.

(vi)	AASB 2008–6 Further amendments to Australian Accounting Standards arising from the Annual Improvements Project (effective July 1, 2009)

The amendments to AASB 5 Discontinued Operations and AASB 1 First Time Adoption of Australian–Equivalents to International Financial Reporting Standards are part of the IASB’s annual improvements project published in May 2008.  They clarify that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control.  Relevant disclosures should be made for this subsidiary if the definition of a discontinued operation is met.  The Consolidated Entity will apply the amendments prospectively to all partial disposals of subsidiaries from July 1, 2009.

(vii)	AASB 2008–7 Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective July 1, 2009)

In July 2008, the AASB approved amendments to AASB 1 First–time adoption of International Financial Reporting Standards and AASB 127 Consolidated and Separate Financial Statements.  The Consolidated Entity will apply the revised rules prospectively from July 1, 2009.  After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid our of pre–acquisition profits, but the investments may need to be tested for impairment as result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.  The Consolidated Entity will apply the amendments from July 1, 2009 as appropriate.  It is not expected to result in any material changes to the Financial Report.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

(viii)	AASB 136 (Amendment) Impairment of Assets (effective from January 1, 2009)

The amendment was made by AASB 2008–5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project in July 2008.  Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for a value–in–use calculation should be made.  The Consolidated Entity will apply the AASB 136 (Amendment) and provide the required disclosure where applicable for impairment tests from July 1, 2009.  This is not expected to affect any amount recognised in the financial statements.

(ix)	AASB 101 (Amendment) Presentation of Financial Statements (effective from January 1, 2009)

The amendment was made by AASB 2008–5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project in July 2008.  The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with AASB 139 Financial Instruments: Recognition and Measurement are examples of current assets and liabilities respectively.  The Consolidated Entity will apply the AASB 139 (Amendment) from July 1, 2009. It is not expected to have an impact on the Consolidated Entity’s financial statements.

(b)	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Samson Oil & Gas Limited and its subsidiaries (‘the Consolidated Entity’) as at June 30, 2009 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities over which the Consolidated Entity has the power to govern the financial and operation policies, generally accompanying a shareholding of more than one–half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Consolidated Entity controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Consolidated Entity (refer to note 2bb).

All intercompany balances and transactions, including unrealised profits arising from intra–group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

The financial statements of subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Minority interests not held by the Consolidated Entity are allocated their share of net profit after tax in the income statement and are presented within equity in the consolidated balance sheet, separately from parent shareholders’ equity.

Acquisitions of minority interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognised in equity.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Joint Ventures

Jointly controlled assets

The proportionate interests in the assets, liabilities and expenses of a joint venture activity have been incorporated in the financial statements under the appropriate headings.  Note 27 sets out the Consolidated Entity’s interests in jointly controlled assets.

(c)	Significant accounting judgments, estimates and assumptions

Significant accounting judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements.  Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses.  Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the varying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

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

Exploration and evaluation

The Consolidated Entity’s accounting policy for exploration and evaluation is set out in Note 2 (q).  The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found.  Any such estimates and assumptions may change as new information becomes available.  If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the Income Statement.

When assessing whether deferred exploration expenditure should be carried forward from the prior year the Consolidated Entity reviews each project on an individual basis, taking into account, but not limited, to the ongoing activity in relation to that field, including any new agreements or contracts entered into during the year and the Consolidated Entity’s near future plans for the field or prospect.

Under IFRS and Australian Accounting Standards, companies are permitted to include cash paid for exploration expenditure in either the cash flow from operating activities or cash flow from investing activities.  The Consolidated Entity believes that exploration expenditures are incurred with the intent of making further investment decisions and are not directly related to the revenue producing activities of the Consolidated Entity and are therefore more appropriately presented as investing activities.

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Share–based payment transactions

The Consolidated Entity measures the cost of equity–settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value is determined using a binomial option pricing model.

The value of equity–settled transactions with other service providers, excluding employees, are measured based on the value of the service received by the Company.  If a value for this cannot be reasonably measured, the value will be measured by reference to the fair value of the equity instruments at the date services are provided.  The Consolidated Entity also uses a binomial options pricing model to determine this fair value, where appropriate.

Impairment of Assets

In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates.  For oil and gas properties, expected future cash flow estimation is based on proved and probable reserves, future production profiles, commodity prices and costs.   The estimates of future cash flows are made as at each balance date, using the price estimates from the forward curve as at that date.

Restoration obligations

The Consolidated Entity estimated the future removal costs of oil and gas wells and production facilities at the time of installation of the assets.  In most instances, the removal of assets will occur many years into the future.  This requires judgmental assumptions regarding removal data, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating future cost, future removal technologies in determining the removal cost, and liability specific discount rates to determine the present value of these cash flows.  For more detail regarding the policy in respect of the provision for restoration refer to Note 2(u).

Reserves estimates

Estimates of recoverable quantities of proven and probable reserves, that are used to review the carrying value of oil and gas properties, include assumptions regarding commodity prices, exchange rates, discount rates, production and transportation costs for future cash flows.  It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries.  The economic, geological and technical factors we use to estimate reserves may change from period to period.  Changes in reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in estimated future cash flows.  Reserves are integral to the amount of depreciation, depletion, amortisation and impairment charged to the income statement.

Reserves estimates are prepared by internal engineers and external independent third parties in accordance with guidelines prepared by the Society of Petroleum Engineers.  The reserve estimates as at June 30, 2009 were prepared by independent reserve engineers, Ryder Scott Company. The reserve estimates as at June 30, 2008 were prepared internally by Mr Robert Gardner – Vice President – Engineering.

Units of production method of depreciation and amortisation

The Consolidated Entity applies the units of production method for depreciation of its oil and gas properties and assets based on hydrocarbons produced. These calculations require the use of estimates and assumptions.  Significant judgment is required in assessing the available reserves and future production associated with the assets to be depreciated under this method.  Factors that must be considered in determining reserves and future production are the Company’s history of exploiting reserves and the relevant time frames, markets and future developments.  When these factors change or become known in the future, such differences will impact pre–tax profit and carrying values of assets.  It is impracticable to quantify the effect of these changes in these estimates and assumptions in future periods.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Fair value of derivative financial instruments

The Consolidated Entity measures the fair value of derivative financial instruments with reference to the discounted expected future cash flows associated with that instrument.

Embedded Derivative

The Consolidated Entity measured the value of its embedded derivative at prior balance dates using a binomial option pricing model at the prior balance date.  The assumptions used in this valuation are detailed in Note 15.

(d)	Revenue Recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Consolidated Entity and the revenue can be reliably measured.  Amounts disclosed as revenue are net of rebates and amounts collected on behalf of third parties.

The following specific recognition criteria must also be met before revenue is recognised:

Sale of oil and gas

Revenue is recognised when the significant risks and rewards of ownership of the product have passed to the buyer and the amount of revenue can be measured reliably.  Risks and rewards are considered to have passed to the buyer at the time of delivery of the product to the customer.

Gas imbalances occur when the Consolidated Entity sells more or less than its entitled ownership percentage of total gas production.  Any amount received in excess of the Consolidated Entity’s share is treated as a liability.  If the Company receives less than its entitled share, the underproduction is recorded as a receivable.

Interest income

Revenue is recognised as the interest accrues using the effective interest method. This is a method of calculating the amortised cost (including allowances for impairment) of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimates of future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividend income

Revenue is recognised when the Consolidated Entity’s right to receive the payment is established.

(e)	Borrowing Costs

Borrowing costs are recognised as an expense when incurred.

(f)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Consolidated Entity as lessee

Finance leases, which transfer to the Consolidated Entity substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.  Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

(g)	Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short–term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.  Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Cash and cash equivalents exclude restricted cash.

(h)	Restricted cash

The consolidated entity may be required to place funds with third parties as bonds for environmental restoration.  These bonds are carried as non–current receivables when the release of cash is not expected to occur within twelve months.  The bonds are represented by cash and are valued as cash.

(i)	Trade and other receivables

Trade receivables, which generally have 30–90 day terms are recognised initially at fair value and subsequently measured at amortised cost less an allowance for any uncollectible amounts.  Due to their short term nature, they are not discounted.

Collectability of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Consolidated Entity will not be able to collect the receivable.  Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment.  The amount of impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

The amount of the impairment loss is recognised in the income statement within other expenses.  When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

(j)	Prepayments

Prepayments relate to certain goods and services whereby the payment has been made and the resultant benefit is derived over future periods.

(k)	Foreign currency translation

(i)	Functional and presentation currency

The functional currency of Samson Oil & Gas Limited is Australian Dollars, whereas the presentation currency is United States Dollars. The functional currency of Samson Oil & Gas USA, Inc is United States Dollars. The presentation currency of the Consolidated Entity is United States Dollars. Each entity in the Consolidated Entity determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(ii)	Transaction and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year ended exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.  Translation differences on non–monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in the profit or loss as part of the fair value gain or loss.  Translation differences on non–monetary assets such as equities classified as available for sale financial assets are included in the fair value reserve in equity.

(iii)	Translation of Consolidated Entity Companies’ functional currency to presentation currency

The results and financial position of Consolidated Entity entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•
Income and expense for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on transaction dates, in which case income and expenses are translated at the dates of the transactions)

•	Equity is translated at the historical exchange rate that approximates the rate in effect at the date of the transaction, and

•	All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders’ equity.  When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(l)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probably that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(m)	Other taxes

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

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

(n)	Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.  Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred.  Similarly, when each major inspection is performed its cost is recognised in the carrying amount of plant and equipment as a replacement only if it is eligible for capitalisation.  All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation expense is estimated over the useful life of the assets as follows:

Furniture and fittings – over two to five years using the straight line method

Lease and well equipment – over the life of the reserve (usually 3–25 years) – approximated using the units of production method.

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Refer Note 2(r) for the Consolidated Entity’s policy in relation to Impairment of Non–Financial Assets.

Derecognition and disposal

An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit or loss in the year the asset is derecognised.

(o)	Oil and gas properties

Oil and gas properties include capitalised project expenditure and development expenditure.

The Consolidated Entity uses the units of production method to amortise costs carried forward in relation to its oil and gas properties.  For this approach, the calculations are based on proved and probable reserves as determined by our reserves determination.

Impairment on the carrying value of oil and gas properties is based on proved and probable reserves and is assessed on a field by field basis.

(p)	Exploration and evaluation assets

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting.  The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period in which it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalised as intangible exploration and evaluation assets. The costs of wells are initially capitalised pending the results of the well.

An area of interest refers to an individual geographical area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual oil or gas field.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

This means all exploration and evaluation costs, including general permit activity, geological and geophysical costs are expensed as incurred except where:

•
the expenditure or asset acquired relates to an exploration discovery, that at balance date, the assessment of whether or not an economically recoverable reserve is not yet complete and active and significant operations in relation to the are of interest is continuing; or

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

Exploration and evaluation assets are assessed for impairment when facts and circumstances indicate that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount.  When assessing for impairment consideration is given to but not limited to the following:

•	the period for which the Consolidated Entity has the right to explore

•	planned and budgeted future exploration expenditure

•	activities incurred during the year

•	activities planned for future periods.

(q)	Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans and receivables, held–to–maturity investments, or available–for–sale financial assets.  The classification depends on the purpose for which the investments were acquired.  Designation is re–evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and Derecognition

All regular way purchases of and sales of financial assets are recognised on the trade date (i.e. the date that the Consolidated Entity commits to purchase the asset), regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place.  Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

(i)	Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category ‘financial assets at fair value through profit or loss’.  Financial assets are classified as held for trading in that they are acquired for the purpose of selling in the near term with the intention of making a profit.  Derivatives are also classified as held for trading unless they are designated as effective hedging instruments.  Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the balance sheet.

(ii)	Loans and Receivables

Loans and receivables are non–derivative financial assets with fixed determinable payments that are not quoted in an active market.  Such assets are carried at amortised cost using the effective interest rate method.  Gains and losses are recognised in the profit and loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after the balance date, which are classified as non–current.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Impairment

The Consolidated Entity assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.   Impairment losses are recognised in the Income Statement.

(r)	Impairment of non–financial assets

The Consolidated Entity assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Consolidated Entity makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of groups or assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash–generating unit to which it belongs.  When the carrying amount of an asset or cash–generating unit exceeds its recoverable amount, the asset or cash–generating unit is considered impaired and is written down to its recoverable amount.  Impairment losses relating to continuing operations are recognised in the income statement.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired assets.

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

(s)	Trade and other payables

Trade payables and other payables are carried at amortised cost and due to their short term nature are not discounted. They represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year that are unpaid and arise when the Consolidated Entity becomes obliged to make future payments in respect of the purchase of these goods and services.  The amounts are unsecured and are usually paid within 30 days of recognition.

(t)	Provisions

Provisions are recognised when the Consolidated Entity has a present obligation (legal or constructive) as result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Consolidated Entity expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

If the effect of the time value of money is material, provisions are discounted using a current pre–tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(u)	Restoration costs

The Consolidated Entity records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises.  The nature of restoration activities includes the removal of facilities, abandonment of wells and rehabilitation of affected areas.

Typically, the obligation arises when the asset is installed at the production location.  When the liability is initially recorded, the estimated cost is capitalised by increasing the carrying amount of the related oil and gas properties.  Over time, the liability is increased for the change in present value based on a risk adjusted pre–tax discount rate appropriate to the risks inherent in the liability.  The unwinding of the discount is recorded as an accretion charge within finance costs.  The carrying amount capitalised in oil and gas properties is depreciated over the useful life of the related asset.

Each year, the Consolidated Entity reviews the estimated restoration costs and the estimated period in which the obligation is likely to occur to ensure that they are appropriate.   The Consolidated Entity also reviews the discount rate to ensure it is still appropriate.  If changing any of these variables results in a decrease in the liability the difference is recorded against the corresponding asset, which is included in oil and gas properties in the Balance Sheet.

Costs incurred that relate to an existing condition caused by past operations, and that do not have a future economic benefit, are expensed.

(v)	Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non–monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employee’s services up to the reporting date.  They are measured at the amounts expected to be paid when the liabilities are settled.  Liabilities for non–accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

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

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

(w)	Share–based payment transactions

Equity settled transactions:

The Consolidated Entity provides benefits to employees (including senior executives) of the Consolidated Entity in the form of share based payments, whereby employees render services in exchange for shares or rights over shares (equity–settled transactions).

A formal employee share or share option scheme has not been developed.

The cost of equity–settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value at grant date is determined using a binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

In valuing equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Samson Oil & Gas Limited (market conditions) if applicable.

The cost of equity–settled transactions is recognised, together with a corresponding increase in equity, over the period, if any, in which the performance and/or services conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of:

(i)	The grant date fair value of the award;

(ii)
The current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non–market performance conditions being met; and

(iii)	The expired portion of the vesting period.

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

If the terms of an equity–settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any modification that increases the total fair value of the share–based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity–settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and the new award are treated as they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of the outstanding options is reflected as additional share dilution in the computation of earnings per share.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

The expense for share based payments in relation to directors and executives is recognised in the parent entity.

(x)	Contributed equity

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing:

•	The profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares

•	By the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares (note 25).

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	The after income tax effect of interest and other financing costs associated dilutive potential ordinary shares, and

•	The weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(z)	Joint Ventures

Jointly controlled assets

Interests in jointly controlled assets are reported in the financial statements by including the Consolidated Entity’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

(aa)	Business Combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired.  Cost is measured as the fair value of the assets given, shares issued or liabilities’ incurred or assumed at the date of exchange plus costs directly attributable to the combination.  Where equity instruments are issued in a business combination, the fair value of the instruments is their published price at the date of the exchange, unless in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value.  Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.  The excess of the cost of acquisition over the fair value of the Consolidated Entity’s share of the identifiable net assets acquired is recorded as goodwill.  If the cost of acquisition is less than the Consolidated Entity’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(bb)	Segment Reporting

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

(cc)	Derivative Financial Instruments

The Consolidated Entity uses derivative financial instruments, such as fixed forward swaps to manage price risk.  Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value are taken directly to the income statement.

(dd)	Compound Instruments/Borrowings

The component parts of compound instruments are classified separately as either financial liabilities or equity in accordance with the substance of the contractual arrangement. Derivative features are separately recognised when the risks and characteristics are not closely related to those of the host contract.

Convertible Note

The convertible note was split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represented the Company’s liability for future interest payments and the principal amount. The embedded derivatives represented the value of the foreign currency denominated option that note holders had to convert into ordinary shares in the Company and the early redemption option of the Consolidated Entity.  At the date of issue the component parts were recognised at fair value and in the case of the debt component, net of transaction costs.

Subsequent to initial recognition the debt component of the convertible note was measured at amortised cost. The embedded derivatives were measured at fair value at each balance date, and the change in fair value was recognised in the income statement.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.  The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non–cash assets transferred or liabilities assumed, is recognised in other income or finance cost.

Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Interest

Interest is classified as an expense consistent with the balance sheet classification of the related debt instrument.

(ee)	Discontinued Operations

Non–current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction.  They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write–down of the asset (or disposal group) to fair value less costs to sell.  A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised.  A gain or loss not previously recognised by the date of the sale of the non–current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co–ordinated plan to dispose of such a line of business or area of operations, is part of a single co–ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale.  The results of discontinued operations are presented separately on the face of the income statement and the assets and liabilities are presented separately on the face of the balance sheet.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

NOTE 3.   REVENUE AND EXPENSES

	Consolidated Entity
	2009 $	2008 $	2007 $
Revenue and Expenses from Continuing Operations
a Revenue
Sale of oil and gas
Oil sales	1,546,080	2,430,437	1,525,881
Gas sales	2,853,334	4,295,917	4,618,500
Other liquids	247,023	599,695	567,117
Other	–	4,245	9,491
	4,646,437	7,330,294	6,720,989
Finance Income
Interest income	10,338	64,349	145,118

Total Revenue	4,656,775	7,394,643	6,866,107

Other Income
Gain on cancellation of portion of embedded derivative / options	735,072	684,420	–
Movement in fair value of embedded derivative	2,049,983	–	1,318,738
Foreign exchange gains	–	17,936	364,938
Gain on fixed forward swaps	1,186,910	297,000	410,300
Movement in fair value of derivative instruments (fixed forward swaps)	1,876,936	–	–
Movement in fair value of financial assets at fair value through profit and loss	–	–	286,730
Gain on financial liabilities carried at amortised cost on re–estimation of cash flows	–	654,733	–
Other	27,886	111,697	41,105
Total Other Income	5,876,787	1,765,786	2,421,811

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

	Consolidated Entity
	2009 $	2008 $	2007 $
b General and Administration
Employee Benefits
Salary and employee benefits	(1,488,928)	(1,362,116)	(979,876)
Share based payments	(33,962)	(340,341)	–
Total Employee Expense Benefits	(1,522,890)	(1,702,457)	(979,876)

Other General and Administration
Foreign exchange losses	(1,307,006)	–	–
Consultants’ fees	(249,572)	(392,231)	(556,359)
Lease payments	(142,496)	(211,181)	(175,449)
Legal costs	(214,440)	(241,332)	(330,704)
Assurance, accounting and taxation advice	(438,018)	(826,255)	(662,699)
Movement in fair value of derivative instruments	–	(1,485,326)	(492,064)
Travel and accommodation	(156,153)	(252,201)	(268,426)
Movement in fair value of financial assets at fair value through profit and loss	(79,082)	(12,390)	–
Movement in fair value of embedded derivative	–	(1,237,831)	–
Filing and listing fees	(73,090)	(86,433)	(18,893)
Insurance	(132,842)	(161,019)	(98,727)
Investor and public relations	(148,391)	(340,957)	(199,224)
Printing, postage and stationery	(17,938)	(55,277)	(32,881)
Other	(330,004)	(435,212)	(369,723)
Total Other General and Administration Expenses	(3,289,032)	(5,737,645)	(3,205,149)
	(4,811,922)	(7,440,102)	(4,185,025)

c Finance costs
Unwinding of discount associated with restoration obligation	(4,916)	(9,595)	(15,330)
Amortised borrowing costs	(111,544)	(114,545)	(114,545)
Loss on financial liabilities carried at amortised cost on re–estimation of cash flows	(3,134,341)	–	–
Interest expense	(2,328,246)	(3,038,936)	(2,892,920)
Total Finance Costs	(5,579,047)	(3,163,076)	(3,022,795)

	Consolidated Entity
	2009 $	2008 $	2007 $
d Depreciation and amortisation, included in the income statement
Included in cost of sales:
Depreciation on lease and well equipment	(192,799)	(85,860)	(119,381)
Depletion of oil and gas properties	(1,591,260)	(947,623)	(1,976,223)
	(1,784,059)	(1,033,483)	(2,095,604)

Depreciation of furniture and fittings	(82,489)	(82,925)	(57,582)
	(1,866,548)	(1,116,408)	(2,153,186)

e Impairment movements
Net reversal of impairment of oil and gas properties	–	4,532,258	846,557
Impairment Expense of oil and gas properties	(21,706,181)	–	–
Total Impairment Expense	(21,706,181)	4,532,258	846,557

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

	Consolidated Entity
	2009 $	2008 $	2007 $
f Included in exploration expenditure
Deferred exploration expenditure written off	(4,597,052)	–	–
Dry Hole Costs	–	(2,226,798)	–
	(4,597,052)	(2,226,798)	–

NOTE 4.   INCOME TAX

Consolidated Entity
	2009 $	2008 $	2007 $
The major components of income tax expense are:
Income statement
Current income tax	–	–	–
Deferred income tax	–	–	–
Income tax expense reported in the income statement	–	–	–

A reconciliation between tax expense and the product of accounting loss before income tax multiplied by the applicable income tax rate is as follows:
Accounting loss before income tax from continuing operations	(30,159,175)	(2,913,881)	(2,074,483)
Profit before tax from discontinued operations	–	568,238	158,137
Total accounting loss before income tax	(30,159,175)	(2,345,643)	(1,916,346)
At the Australian statutory income tax rates of 30% (2008: 30%)	(9,047,753)	(703,693)	(574,904)
Expenditure not allowable for income tax purposes	10,189	922,217	47,040
Income not assessable for income tax purposes	–	(466,053)	(460,774)
Effect of US tax rate differential	(221,525)	(97,842)	(255,423)
Deferred tax assets not brought to account as realisation is not considered probable	9,259,089	495,571	1,244,061
Prior year losses not previously recognised now utilised	–	–	–
Aggregate income tax	–	150,200	–

	Consolidated Entity
	2009 $	2008 $	2007 $
Aggregate income tax expense attributable to:
Continuing operations	–	–	–
Discontinued operations	–	150,200	–
	–	150,200	–

The Consolidated Entity’s income tax expense represents state income tax payable to the state of Oklahoma, USA, in relation to the sale of the Consolidated Entity’s interest in the Amber field located in Oklahoma.  This expense has been recorded as part of the discontinued operations.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

	Balance Sheet		Income Statement
Consolidated	2009 $	2008 $	2009 $	2008 $	2007 $
Deferred Income Tax
Deferred income tax at June 30 relates to the following:
Deferred tax liabilities
Oil and gas properties	–	191,334	–	191,334	–
Unrealised foreign exchange gains on foreign assets	–	–	–	–	363,270
Loan fees	1,390	2,115	(725)	(724)	(2,339)
Gross deferred tax liabilities	1,390	193,449

Deferred tax assets
Losses available to offset against future taxable income	18,944,488	9,685,399	(9,259,089)	514,173	1,188,686
Assets held for trading	145	10,442	10,297	(4,050)	(343,491)
Oil and gas properties	9,247,425	–	(9,438,759)	735,291	(63,371)
Share issue costs	13,092	40,119	27,027	14,135	(15,493)
Hedge liability	39,177	771,182	732,995	(579,277)	158,143
Other		–	–	26,606	(358,947)
Deferred tax assets not brought to account as realisation is not regarded as probable	(28,242,937)	(10,313,693)	(17,927,529)	897,488	(926,458)
Gross deferred tax assets	1,390	193,449

Deferred tax income/(expense)	–	–	–	–	–
Net deferred tax recognised in the balance sheet	–	–

The Consolidated Entity has tax losses carried forward arising in Australia of $3,847,102 (2008: $5,751,806).  The benefit of these losses of $1,154,131 (2008: $1,725,542) will only be obtained in future years if:

(i)	the Consolidated Entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realised; and

(ii)	the Consolidated Entity has complied and continue to comply with the conditions for deductibility imposed by law; and

(iii)	no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit from deduction for the losses.

The Consolidated Entity has Federal net operating losses in the United States of approximately $26,100,222 (2008: $21,989,064).  The utilisation of approximately $13,056,705 (2008: $13,056,705) is limited to an estimated $403,194 (2008: $403,194) per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005.  If not utilised, the tax net operating losses will expire during the period from 2008 to 2026.  Of the $13,056,705, $9,023,861 will never be utilised and will expire by June 2025.

The Consolidated Entity has not recognised a deferred income tax asset in relation to these losses as realisation of the benefit is not regarded as probable.

In addition to the above mentioned Federal carried forward losses in the United States, the Company also has approximately $17,040,393 (2008: $10,787,156) of State carried forward tax losses, with expiry dates between June 2009 and June 2022.  A deferred income tax asset in relation to these losses has not been recognised as realization of the benefit is not regarded as probable.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

NOTE 5.   DIVIDENDS

No dividends have been declared during the year (2008: Nil).

The balance of the franking account at the end of the year was nil (2008: Nil).

NOTE 6.   CASH AND CASH EQUIVALENTS

	Consolidated Entity
	2009 $	2008 $

Cash at bank and on hand	1,522,632	2,680,734

Cash at bank earns interest at floating interest rates based on daily bank deposit rates.

The fair value of cash and cash equivalents held by the Consolidated Entity is $1,522,632 (2008: $2,680,734).

(a)	Risk exposure

The Consolidated Entity’s exposure to interest rate risk is discussed in note 30.  The maximum exposure to credit risk at the reporting date is the carrying amount of cash mentioned above.

NOTE 7.   TRADE AND OTHER RECEIVABLES

	Consolidated Entity
	2009 $	2008 $
CURRENT
Trade receivables (i)	444,061	1,693,504
Net GST Receivable	11,817	13,027
Other receivables (ii)	16,096	154,229
	471,974	1,860,760

The carrying value of these receivables approximates their fair value.

(i)	These receivables relate to the sale of oil and gas. They are non–interest bearing, unsecured and are generally on 60–90 day terms.

(ii)	These receivables are non–interest bearing, unsecured and are due for repayment within the next 12 months.

(a)	Foreign exchange and interest rate risk – current receivables

Information about the Consolidated Entity’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 30.

(b)	Fair value and credit risk – current receivables

Due to the short–term nature of these receivables, their carrying amount is assumed to approximate their fair value.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. All receivables are unsecured.  Refer to note 30 for more information on the risk management policy of the Consolidated Entity and the credit quality of the entity’s trade receivables.

No receivables are past due.  No impairment has been recognised in respect of any of these receivables.

	Consolidated Entity
	2009 $	2008 $
NON CURRENT
Other receivables (ii)	25,611	30,597
	25,611	30,597

(i)	These receivables are non–interesting bearing, unsecured and not due for repayment within the twelve months. The carrying value of these receivables approximates the fair value.

NOTE 8.   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit and loss are all held for trading investments and include:

	Consolidated Entity
	2009 $	2008 $

CURRENT
At fair value
Shares – Australian listed	57,186	173,638
	57,186	173,638

Held for trading investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

Changes in fair values of financial assets at fair value through profit or loss are recorded in other income or general administrative expense in the income statement (notes 3a and b)

NOTE 9.   PLANT & EQUIPMENT

	Consolidated Entity
	2009 $	2008 $

Office Equipment
Cost	506,230	470,472
Accumulated depreciation	(297,565)	(227,293)
	208,665	243,179

At July 1, net of accumulated depreciation	243,179	231,157
Additions	67,272	94,208
Disposals	(18,516)	–
Depreciation charge for the year	(82,488)	(82,925)
Exchange adjustment	(782)	739
At June 30, net of accumulated depreciation and impairment	208,665	243,179

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

	Consolidated Entity
	2009 $	2008 $

Lease and Well Equipment
Cost	3,132,662	2,609,188
Accumulated depreciation and impairment	(1,146,246)	(870,089)
	1,986,416	1,739,099

At July 1, net of accumulated depreciation and impairment	1,739,099	2,217,500
Additions	523,475	395,298
Disposals	–	(720,274)
Depreciation charge	(192,799)	(153,425)
Impairment charge	(83,359)	–
At June 30, net of accumulated depreciation and impairment	1,986,416	1,739,099

Total Plant and Equipment	2,195,081	1,982,278

All plant and equipment is subject to a first charge mortgage by Macquarie Bank Limited.  Refer note 12(a).

NOTE 10.   EXPLORATION AND EVALUATION ASSETS

	Consolidated Entity
	2009 $	2008 $

Balance at the beginning of the year	4,597,052	4,593,444
Amount acquired during the year	–	96,000
Amount written off during the year	(4,597,052)	(92,392)
Total	–	4,597,052

The expenditure incurred in the prior year relates to exploration acreage purchased for which the determination of proved reserves was still pending.

Following the decrease in commodity prices seen throughout the year, the Company reviewed its exploration assets at December 31, 2008 and wrote all assets off to the Income Statement.  While these assets have been impaired, the Company has not relinquished any leases and will continue to reassess the value of these projects in the future.

The recoverability of the carrying value of deferred exploration and evaluation expenditure is dependent on the successful exploitation, or alternatively sale, of the respective areas of interest.

NOTE 11.   RESTRICTED CASH

	Consolidated Entity
	2009 $	2008 $
Non Current
Bonds paid to state authorities in relation to exploration permits held	145,738	145,738
Total	145,738	145,738

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

These bonds are interest bearing and will be repaid to the Consolidated Entity following the relinquishment of the related exploration permit by the Company.  This is not expected to occur within the next twelve months. The average interest rate applicable to these bonds is 0.1%.

NOTE 12.   OIL AND GAS PROPERTIES

	Consolidated Entity
	2009 $	2008 $

Proved developed producing properties at cost	40,431,574	38,786,336
Accumulated depletion	(6,464,912)	(4,873,650)
Impairment	(19,715,788)	(3,806,543)
	14,250,874	30,106,143

Proved undeveloped properties at cost	14,545,550	14,544,518
Impairment	(10,287,868)	(4,574,292)
	4,257,682	9,970,226

Total	18,508,556	40,076,369

	Consolidated Entity
	2009 $	2008 $
Proved Developed Producing Properties
At July 1, net of accumulated depreciation and impairment	30,106,143	29,050,958
Additions	1,645,235	2,373,391
Disposals	–	(4,397,223)
Transfer from proved undeveloped properties	–	702,837
Net impairment reversal/(expense)	(15,909,244)	3,773,879
Depreciation charge	(1,591,260)	(1,237,437)
Decrease in restoration liability	–	(160,262)
At June 30, net of accumulated depreciation and impairment	14,250,874	30,106,143

Proved Undeveloped Properties
At July 1, net of accumulated depreciation and impairment	9,970,226	10,285,264
Additions	1,031	–
Disposals	–	(148,775)
Transfer to proved developed producing properties	–	(702,837)
Net impairment reversal/(expense)	(5,713,575)	536,574
At 30 June, net of accumulated depreciation and impairment	4,257,682	9,970,226

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

(a)           Assets pledged as security

In the current and prior year, Macquarie Bank Limited has a first charge mortgage over all assets (including oil and gas properties and lease and well equipment) of the Consolidated Entity.  This collateral has been provided as part of the funding facility provided by Macquarie Bank Limited to Samson Oil & Gas USA Inc. Refer to Note 15 for further details relating to this facility.

	Consolidated Entity
	2009 $	2008 $
The written down value of assets pledged as security are:
Producing properties	16,237,290	30,106,143
Non producing properties	4,257,682	9,970,226
Total	20,494,972	40,076,369

(b)	Impairment of oil and gas properties

At June 30, 2009, the Consolidated Entity reviewed the carrying value of its oil and gas properties for impairment.  An independent review was performed to assess the recoverable amount based on the net present value of the Consolidated Entity’s assets (by cash generating unit).  The discount rate used to assess the recoverable amount (based on the value in use) was 10%.  The value in use has been based on the expected lives of the respective fields.

The value of oil and gas properties was reviewed on a field by field basis and has resulted in net impairment expense of $21,622,819 (2008: reversal of $4,310,453).  It is the Consolidated Entity’s policy to use proved and probable reserves to support the carrying value of its properties.  Refer to Note 3 e for further details.

NOTE 13.   TRADE AND OTHER PAYABLES

	Consolidated Entity
	2009 $	2008 $

Trade payables (i)	508,952	794,309
Other payables (ii)	82,157	131,212
Total	591,109	925,521

(i)	Trade payables are non–interest bearing and normally settled on 30–60 day terms.

(ii)
Other payables includes accruals for annual leave.  The entire obligation is presented as current, since the Consolidated Entity does not have an unconditional right to defer settlement.  Based on past experience, the Consolidated Entity expects employees to take the full amount of accrued leave within the next twelve months.

NOTE 14.   PROVISIONS

	Consolidated Entity
	2009 $	2008 $

Non–current
Provision for Employee Benefits	–	947
Provision for Restoration	827,577	688,472
Total	827,577	689,419

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

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

	Consolidated Entity
	2009 $	2008 $
Provision for Restoration
Balance at beginning of year	688,472	964,319
Recognised upon acquisition of new assets	16,894	73,647
Disposals	–	(198,828)
Increase in liability due to change in liability date	186,595	–
Decrease in provision due to change in liability date and discount rate	–	(160,262)
Reduction in provision relating to wells plugged and abandoned during the year	(69,300)
Unwinding of discount	4,916	9,596
Balance at end of the year	827,577	688,472

NOTE 15.   BORROWINGS

	Consolidated Entity
Current	2009 $	2008 $

Secured
Debt facility with Macquarie Bank Limited	16,846,207	–
Total	16,846,207	–

	Consolidated Entity
Non Current	2009 $	2008 $

Secured
Convertible notes
Host debt contract	–	12,899,693
Total	–	12,899,693

Consolidated Entity

On May 26 2006, the Consolidated Entity drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in USD.

This loan is comprised of two tranches:

Tranche A
Face Value: $11,000,000
Coupon rate: 9.25%
Maturity date: May 31, 2011

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

This tranche had a face value of $11,000,000.  In addition, 11,000,000 options were granted to Macquarie Bank Limited by the parent as part of the loan agreement.  These options were convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan.  The conversion price of the options was 40.81 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to May 30, 2006.  These options were cancelled on March 13, 2009 pursuant to an agreement with Macquarie Bank Limited. The host contract bears interest at an effective rate of 20.37%. See below for further details.

Tranche B
Face Value: $6,060,000
Coupon rate: 9.7%
Maturity date: May 31, 2011

This tranche of the loan was originally drawn down for $10,000,000.  On June 30, 2007, the Company repaid $1,000,000.  In June 2008, the Company repaid an additional $2,940,000. The host contract bears interest at an effective rate of 20.62%. 10,000,000 options were also granted to Macquarie Bank Limited by the parent as part of the loan agreement.  These options were exercisable at Macquarie Bank Limited’s discretion between May 31, 2009 and May 31, 2011.  The conversion price of these options was 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to May 31, 2009, and was subject to adjustment in accordance with customary market practice. The conversion options were embedded in the convertible loan.

Repayments against this tranche of the facility reduced the number of options outstanding by 1 option for every one US dollar repaid. At the previous balance date there were 6,060,000 options outstanding.  The repayments had the impact of decreasing the value of the embedded derivative options.  These options were also cancelled pursuant to the agreement signed with Macquarie Bank Limited on March 13, 2009.

Both tranches of this loan were secured against all assets of the Consolidated Entity.

Both tranches of this loan were fully drawn down and no further draw downs were available under the terms of the loan agreement.

Cancellation of Macquarie Options

On March 13, 2009, the Consolidated Entity and Macquarie Bank Limited, the holder of the options, entered into an agreement whereby all options outstanding were cancelled in return for the Company issuing 36,800,000 fully paid ordinary shares to Macquarie Bank at no cost to them.  29,300,000 of these shares were issued on March 15, 2009, 2,000,000 were issued on July 1, 2009 with the remaining 5,500,000 are to be issued prior to November 30, 2009.  The financial impact of the issue of all of the shares was recognised in the financial statements for the year ended June 30, 2009, as the grant date of the shares was March 13, 2009, being the date the agreement was entered into.

Prior to the cancellation of the options, this conversion option had been classified as an embedded derivative and was bifurcated from the host contract.  Until the date the options were cancelled, the Consolidated Entity recognised a gain of $2,049,983 (2008 loss: $1,237,831) in relation to the movement in fair value of the embedded derivative.  The fair value of the embedded derivative was valued using a binomial option pricing model.

The value of the embedded derivative features have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.  The table below summarises the model inputs for the valuation of the embedded derivatives.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

	March 13, 2009	June 30, 2008
Dividend Yield (%)	–	–
Expected volatility (%)	100	75
Risk–free interest rate (%)	0.75 –0.88	2.64–2.86
Expected life of options – years	1–2	2–3
Option Exercise Price – cents	2–41	21–40
Share Price – cents	1	18

The cancellation of the options and associated embedded derivative resulted in $735,072 being recognised as other income.  The repayment of $2.94 million of the convertible note, in the prior year, also led to the decrease in the value of the embedded derivative as 2,940,000 options, issued as part of the embedded derivative were cancelled. The gain recognised on the cancellation of these options at the date they were cancelled was $684,420.  This was also recorded in the income statement as other income, in the prior year.

Due to the breach of covenants, the debt has become due and payable resulting in the amortised cost of the debt outstanding increasing by $3,134,341. This should have been recognised in the December 31, 2008 half year accounts and was not.  It has now been recorded in the income statement as a finance cost.  The impact on the basic and diluted earnings per share in the December 31, 2008 half year accounts was to increase the loss per by 1.5 cents per share

Loan Restructuring

The previous facility agreement included a covenant that the ratio of the Consolidated Entity’s proved developed producing reserves to its outstanding debt must be no less than 1.2:1.

This covenant was tested quarterly and the Company was last in compliance with it as at 30 September 2008.

On March 25, 2009, Macquarie granted the Company a waiver of the December 31, 2008 breach. In connection with this waiver, the Consolidated Entity was required to enter into additional hedging transactions with reference to its anticipated production of oil and natural gas.  Refer to Note 26b) for further details in relation to additional hedging transactions entered into including volumes and price points.  Macquarie set the volumes required to be hedged and are the counterparty to the associated fixed forward swaps.

The Consolidated Entity was also in breach of the reserve–to–debt ratio covenant as at June 30, 2009 and March 31, 2009.   On September 2, 2009, Macquarie granted a waiver to the Consolidated Entity with respect to these breaches.  The restructured facility includes additional covenants with respect to EBITDA, crude oil production and natural gas production.

EBITDA: for each of the periods specified in the following table, the cumulative EBITDA for the Group must be greater than the “Cumulative EBITDA” for that period as specified in the table:

Period	Cumulative EBITDA US$ (‘000)
January 1, 2010 to March 31, 2010	423
January 1, 2010 to June 30, 2010	842
January 1, 2010 to September 30, 2010	1,255
January 1, 2010 to December 31, 2010	1,591
January 1, 2010 to March 31, 2011	2,224
January 1, 2010 to May 31, 2011	2,519

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Crude Oil Production Covenant: for each of the periods specified in the following table, the Group’s cumulative production of Crude Oil from any source, including the Borrower’s Net Revenue Interest in Crude Oil in the Properties, must be greater than the “Cumulative Crude Oil Production” for that period as specified in the table:

Period	Cumulative Crude Oil Production (mbbls)
January 1, 2010 to March 31, 2010	3.3
January 1, 2010 to June 30, 2010	6.7
January 1, 2010 to September 30, 2010	10.2
January 1, 2010 to December 31, 2010	13.5
January 1, 2010 to March 31, 2011	16.5
January 1, 2010 to May 31, 2011	18.5

Natural Gas Production Covenant: commencing on January 1, 2010 for each of the periods specified in the following table, the Group’s cumulative production of Natural Gas from any source, including the Borrower’s Net Revenue Interest in Natural Gas in the Properties, from January 1, 2010 to the end of the period specified in the table must be greater than the “Cumulative Natural Gas Production” for that period as specified in the table:

Period	Cumulative Natural Gas Production (MMcf)
January 1, 2010 to March 31, 2010	165
January 1, 2010 to June 30, 2010	322
January 1, 2010 to September 30, 2010	468
January 1, 2010 to December 31, 2010	601
January 1, 2010 to March 31, 2011	724
January 1, 2010 to May 31, 2011	801

The Consolidated Entity will also be required to maintain a reserve–to–debt ratio of at least 1.2:1 from December 31, 2009 and for each quarter date thereafter.

From January 1, 2010, the Company will also be required to repay $200,000 of the principal outstanding each month.

The restructured facility requires the Company to complete a capital raising with net proceeds of at least $8,000,000 on or before October 12, 2009.  The Company is required to repay to Macquarie $4,000,000 immediately following the completion of the capital raising. This repayment would not be subject to any early repayment penalties.

The remaining $4,000,000 proceeds from the issue are to be used to fund exploration and development expenditure as approved by Macquarie Bank Limited.

The restructured facility also requires that if the equity raising nets proceeds of greater than $8,000,000, the Company is required to apply any additional net proceeds over $8,000,000 to the outstanding facility balance.  The Company can repay up to an additional $2,060,000 without incurring any early repayment penalty interest.  Any repayments over this amount will be subject to an early repayment penalty, despite the repayment being mandatory.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

NOTE 16.   CONTRIBUTED EQUITY AND RESERVES

(a)	Issued and paid up capital

	Consolidated Entity
Contributed Equity	2009 $	2008 $

245,919,216 ordinary fully paid shares including shares to be issued	55,985,941	55,511,344
(2008 – 209,154,216 ordinary fully paid shares including shares to be issued)

	2009		2008		2007
Movements in contributed equity for the year	No. of shares	$	No. of shares	$	No. of shares	$

Opening balance	209,154,216	55,511,344	192,073,833	52,484,660	190,559,111	52,498,886
Capital Raising(1)	–	–	16,895,383	3,035,762	–	–
Shares issued as part of Kestrel acquisition(2)	–	–	125,000	–	1,514,722	–
Shares issued to Macquarie Bank Limited(3)	29,300,000	476,927			–	–
Transaction costs incurred	–	(2,330)		(9,078)	–	(14,226)
Shares on issue at balance date	238,354,216	55,985,941	209,094,216	55,511,344	192,0733,833	52,484,660

Shares to be issued to Macquarie Bank Limited(3)	7,500,000	–	–	–	–	–
Shares to be issued as part of Kestrel acquisition(2)	65,000	–	65,000	–	190,000	–
Closing Balance	245,919,216	55,985,941	209,154,216	55,511,344	192,263,833	52,484,660

(1)	In the prior year the Company successfully completed a capital raising issuing 16,895,383 fully paid ordinary shares at AUD 20 cents each to raise $3,035,762 before costs.
(2)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non–US resident shareholders whereby they received five Samson shares for every one Kestrel share held.  The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share.  As at balance date acceptances had been received for 65,000 (2008:65,000, 2007:190,000) shares which have not yet been issued.  These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

(3)
On March 13, 2009, the Company entered into an agreement with Macquarie Bank Limited to cancel the options outstanding in relation to the Company’s facility agreement. See note 15 for further details in relation to the facility and the cancellation of the options.  Macquarie were granted 36,800,000 shares at no cost to them. The grant date of these shares was March 13, 2009, being the date the agreement was signed.  29,300,000 shares were issued on March 16, 2009.  An additional 2,000,000 were issued on July 1, 2009. The remaining 5,500,000 will be issued prior to November 30, 2009.

(b)	Share Options

All references to exercise price and deemed value of options are in Australian Dollars.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

On December 24, 2004, 10,250,000 options were issued to Directors, employees and other parties.  These options have an exercise price of 25 cents and expire on December 31, 2009. 33,312 of these options were converted to fully paid ordinary shares during the year ended June 30, 2006.

On June 14, 2006, 8,500,000 options were issued to employees, directors and other parties not related to the Company.  These options vested immediately, had an exercise price of 45 cents and expire on May 31, 2011.  During the prior year, 2,000,000 of these options expired following the resignation of the employee to which they were granted.

On May 22, 2006 3,121,650 options were issued to Macquarie Securities USA Inc as consideration for brokerage services provided.  These options vested immediately, have an exercise price of 42 cents and expired on May 31, 2009, unexercised.  They had a deemed value at grant date of 20.79 cents per option.

On May 30, 2006, 21,000,000 options were issued to Macquarie Bank Limited.   Refer to Note 15 for further details in relation to the terms and conditions of these options.  1,000,000 of these options were cancelled during the year ended June 30, 2006 following the repayment by the Company of a portion of the associated loan.  An additional 2,940,000 options were cancelled during the previous year following the repayment of a portion of the associated loan in June 2008.  On March 13, 2009, the Company entered into an agreement with Macquarie Bank Limited to cancel these options in exchange for 36,800,000 fully paid ordinary shares being issued to Macquarie at no cost to them.

On November 6, 2006, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc.  The options have an exercise price of 42 cents each and expire October 31, 2009.  They have been recorded as a cost of investment in Kestrel Energy Inc.

On October 11, 2007, 3,379,077 options were issued to the participants of the share issue completed in the current year with an exercise price of 30 cents per share and an expiry date of October 10, 2012.  These options vest immediately.

On October 11, 2007, 4,000,000 options were issued to key management personnel.  These options have an exercise price of 30 cents per share and an expiry date of October 10, 2012.  These options vested immediately.

On May 12, 2008, 2,000,000 options were granted to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of May 11, 2013.  600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

At the end of the year there were 29,095,765 (2008: 51,277,415) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company.

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

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

(d)	Reserves

	Consolidated Entity
Reserves	2009 $	2008 $

Foreign currency translation reserve	2,987,161	1,694,124
Equity reserve	(1,097,780)	(1,097,780)
Share based payments reserve	2,399,702	2,365,740
Total	4,289,083	2,962,084

Nature and purpose of reserves

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange rate differences arising from the translation of financial statements of the parent entity with a functional currency that differs to the presentation currency of the Consolidated Entity.

Following the review of the translation of the historical information from Australian Dollars to United States Dollars, an error was identified in relation to the foreign currency translation reserve.  Refer to Note 17. for further information.

Share Based Payments Reserve

This reserve is used to record the value of share based payments granted.

Equity Reserve

This reserve is used to recognise the difference between the consideration paid and book value of minority interests’ acquired.

NOTE 17.   ACCUMULATED LOSSES

	Consolidated Entity
	2009 $	2008 $

Balance previously reported at the beginning of the year	25,502,733	23,006,890
Net loss attributable to members of Samson Oil & Gas Limited, after income tax	30,159,175	2,495,843
Balance at the end of the year	55,661,908	25,502,733

Reclassification of prior year accumulated losses and foreign currency translation reserves from the financial report lodged with the Australian Securities Exchange

In translating prior year comparatives from AUD to USD presentation currency, a translation error in 2006 resulted in the opening accumulated losses for June 30, 2007, 2008 and 2009 to be understated by a  $1,938,337 in the financial report filed with the Australian Securities Exchange on September 30, 2009.  For the years ended June 30, 2007, 2008 and 2009, there was a corresponding overstatement in the foreign currency translation reserve of the same amount.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

An additional translation error in 2007 resulted in the closing accumulated losses for June 30, 2007 and the opening accumulated losses in 2008 and 2009 to be understated by an additional $1,234,905 in the financial report filed with the Australian Securities Exchange on September 30, 2009.  For the years ended June 30, 2008 and 2009, there was a corresponding overstatement in the foreign currency translation reserve of the same amount.

As a result of another translation error in 2007, the net asset position as at June 30, 2007 as disclosed in the Statement of Changes in Equity in the Financial Report filed with the ASX on September 30, 2009 was overstated by $2,634,738 with a corresponding adjustment to foreign currency translation reserve of the same amount.  Therefore, as stated above, the closing accumulated losses were understated by $1,234,905 and the foreign currency translation reserve was understated by a net amount of $1,399,833.

The accumulation of these adjustments increased the amount taken to the foreign currency translation reserve in the year ended June 30, 2007, by $538,505.

There is no impact to the net assets balance as at June 30, 2008 and 2009, and no impact to the net loss for the years ending June 30, 2007, 2008 and 2009.

	June 30, 2007 as per ASX Filing	Consolidated Entity Reclassification	Restated June 30, 2007 as per these financial statements
Accumulated losses	(19,833,648)	(3,173,242)	(23,006,890)
Foreign currency translation reserve	1,428,417	538,505	1,966,922
Net assets	35,011,517	(2,634,737)	32,376,780

	June 30, 2008 as per ASX Filing	Consolidated Entity Reclassification	Restated June 30, 2008 as per these financial statements
Accumulated losses	(22,329,491)	(3,173,242)	(25,502,733)
Foreign currency translation reserve	(1,479,118)	3,173,242	1,694,124

	June 30, 2009 as per ASX Filing	Consolidated Entity Reclassification	Restated June 30, 2009 as per these financial statements
Accumulated losses	(52,488,666)	(3,173,242)	(55,661,908)
Foreign currency translation reserve	(186,081)	3,173,242	2,987,161

NOTE 18.   DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Entity
a) Asset	2009 $	2008 $
Current Asset
Fixed forward swaps – at fair value	154,180	–
	154,180	–

	Consolidated Entity
b) Liability	2009 $	2008 $
Current Liability
Fixed forward swaps – at fair value	–	1,581,573
Embedded derivatives / Options – at fair value	–	3,303,968
	–	4,885,541
Non Current
Fixed forward swaps – at fair value	254,635	395,817
	254,635	395,817

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

The embedded derivatives represent options issued to Macquarie Bank Limited as part of the Consolidated Entity’s convertible note facility.  The settlement of this liability did not require cash settlement.  Refer to Note 15 for further details in relation to the terms, conditions and valuation the embedded derivative in the convertible notes (options) as well as its cancellation.

The value of the embedded derivative features in the convertible notes (options) had been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.

The movement in the fair value of the embedded derivatives amounting to a gain of $2,049,983, (2008 loss: $1,237,831) was recognised in the profit and loss.

Refer to Note 26 for further details in relation to the terms, conditions and valuation of the fixed forward swap.

NOTE 19.   DIRECTOR AND EXECUTIVE DISCLOSURES

(a)	Compensation by category: key management personnel

	Consolidated Entity
	2009 $	2008 $

Short Term	1,029,470	877,445
Post Employment	57,458	55,673
Share–based Payments	31,124	348,191
Total	1,118,052	1,281,309

(b)	Option holdings of key management personnel (Consolidated)

June 30, 2009	Balance at beginning of period July 1, 2008	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period June 30, 2009	Options vested at June 30, 2009*

Directors
D. Cairns(1)	1,000,000	–	–	–	(1,000,000)	–	–
N. MacLachlan	1,000,000	–	–	–	–	1,000,000	1,000,000
T. Barr	8,000,000	–	–	–	–	8,000,000	8,000,000
V. Rudenno	–	–	–	–	–	–	–
K. Skipper	–	–	–	–	–	–	–

Executives
D. Rakich	1,000,000	–	–	–	–	1,000,000	1,000,000
R. Lamont	2,100,000	–	–	–	–	2,100,000	2,100,000
R. Gardner(2)	2,000,000	–	–	–	–	2,000,000	2,000,000
D. Ninke	2,000,000	–	–	–	–	2,000,000	1,200,000
Total	17,100,000	–	–	–	(1,000,000)	16,100,000	15,300,000

*	All options vested are exercisable at June 30, 2009.
(1)	Mr Cairns resigned effective September 10, 2008
(2)
Mr Gardner, Vice President – Engineering resigned effective July 10, 2009.  In accordance with the terms and conditions of his contract, the options granted to him will expire 90 days from the date of the termination of the contract, unless exercised prior.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

June 30, 2008	Balance at beginning of period July 1, 2007	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period June 30, 2008	Options vested at June 30, 2008*

Directors
M. Burne (1)	1,000,000	–	–	–	(1,000,000)	–	–
D. Cairns	1,000,000	–	–	–	–	1,000,000	1,000,000
N. MacLachlan	1,000,000	–	–	–	–	1,000,000	1,000,000
T. Barr	8,000,000	–	–	–	–	8,000,000	8,000,000
N. Fearis (2)	–	–	–	–	–	–	–
V. Rudenno	–	–	–	–	–	–	–

Executives
D. Rakich	1,000,000	–	–	–	–	1,000,000	1,000,000
J. Rhodes (3)	2,000,000	–	(2,000,000)	–	–	–	–
R. Lamont	100,000	–	–	2,000,000	–	2,100,000	2,100,000
R. Gardner(4)	–	–	–	2,000,000	–	2,000,000	2,000,000
D. Ninke(5)	–	–	–	2,000,000	–	2,000,000	600,000
Total	14,100,000	–	(2,000,000)	6,000,000	–	17,100,000	15,700,000

(1)	Mr Burne resigned December 19, 2007
(2)	Mr Fearis, an alternate for Mr Burne, ceased to be an alternate director upon Mr Burne’s resignation.
(3)
Mr Rhodes, Vice President – Engineering resigned on August 3, 2007.  In accordance with the terms and conditions of his contract, the options granted to him upon joining the Company expired 90 days from the date of the termination of the contract.

(4)	Mr Gardener was appointed October 1, 2007
(5)	Mr Ninke was appointed April 1, 2008

June 30, 2007	Balance at beginning of period July 1, 2006	Exercised during the year	Granted as compensation	Balance at end of period June 30, 2007	Options vested at June 30, 2007

Directors
M. Burne	1,000,000	–	–	1,000,000	1,000,000
D. Cairns	1,000,000	–	–	1,000,000	1,000,000
N. MacLachlan	1,000,000	–	–	1,000,000	1,000,000
T. Barr	8,000,000	–	–	8,000,000	8,000,000
N. Fearis	–	–	–	–	–

Executives
D. Rakich	1,000,000	–	–	1,000,000	1,000,000
J. Rhodes (1)	2,000,000	–	–	2,000,000	2,000,000
R. Lamont (2)	100,000	–	–	100,000	100,000
Total	14,100,000	–	–	14,100,000	14,100,000

(1)	Mr Rhodes was appointed May 1, 2006
(2)	Ms Lamont was appointed May 1, 2006

All options were vested at year end.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

(c)	Shares issued on exercise of options

No options were exercised during 2009, 2008 or 2007 by key management personnel.

(d)	Shareholdings of key management personnel (Consolidated)

Ordinary Shares held in Samson Oil & Gas Limited (number)

June 30, 2009	Balance at beginning of period July 1, 2008	Granted as compensation	On exercise of options	Net change other	Balance at end of period June 30, 2009

Directors
D. Cairns(1)	512,500	–	–	(512,500)	–
N. MacLachlan	1,812,500	–	–	–	1,812,500
T. Barr	144,090	–	–	758,000	902,090
V. Rudenno	–	–	–	500,000	500,000
K. Skipper(2)	–	–	–	–	–

Executives
D. Rakich	–	–	–	–	–
R. Lamont	–	–	–	–	–
R. Gardner(3)	–	–	–	–	–
D. Ninke	–	–	–	–	–
Total	2,469,090	–	–	745,500	3,214,590

(1)	Mr Cairns resigned as Director of the Company effective, September 10, 2008
(2)	Mr Skipper was appointed Director on September 10, 2008
(3)	Mr Gardner resigned effective July 10, 2009

June 30, 2008	Balance at beginning of period July 1, 2007	Granted as compensation	On exercise of options	Net change other	Balance at end of period June 30, 2008

Directors
M. Burne(1)	500,000	–	–	(500,000)	–
D. Cairns	512,500	–	–	–	512,500
N. MacLachlan	1,812,500	–	–	–	1,812,500
T. Barr	109,000	–	–	35,090	144,090
N. Fearis	–	–	–	–	–
V. Rudenno	–	–	–	–	–

Executives
D. Rakich	–	–	–	–	–
J. Rhodes(2)	–	–	–	–	–
R. Lamont	–	–	–	–	–
R. Gardner(3)	–	–	–	–	–
D. Ninke(4)	–	–	–	–	–
Total	2,934,000	–	–	(464,910)	2,469,090

(1)	Mr Burne resigned as Director of the Company effective, December 19, 2007
(2)	Mr Rhodes resigned on August 3, 2007
(3)	Mr Gardner was appointed October 1, 2007
(4)	Mr Ninke was appointed April 1, 2008

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

June 30, 2007	Balance at beginning of period July 1, 2006	Granted as Compensation	On Exercise of Options	Net Change Other	Balance at end of period June 30, 2007

Directors
M. Burne	500,000	–	–	–	500,000
D. Cairns	512,500	–	–	–	512,500
N. MacLachlan	1,812,500	–	–	–	1,812,500
T. Barr	–	–	–	109,000	109,000
N. Fearis(1)	–	–	–	–	–

Executives
D. Rakich	–	–	–	–	–
J. Rhodes(2)	–	–	–	–	–
R. Lamont(3)	–	–	–	–	–
Total	2,825,000	–	–	109,000	2,934,000

(1)	Mr Fearis was appointed November 28, 2005 as an alternate for Mr Burne.
(2)	Mr Rhodes was appointed May 1, 2006
(3)	Ms Lamont was appointed May 1, 2006

All equity transactions with key management personnel other than those arising from the exercise of compensation options have been entered into under terms and conditions no more favourable than those the Consolidated Entity would have adopted if dealing at arms length.

(e)	Loans to key management personnel

No loans have been granted to key management personnel during the current or prior year.

(f)	Other transactions and balances with key management personnel

In the prior year, up until December 19, 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison was paid $7,548 (2007: $2,499) for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

There were no other transactions with key management personnel or their related parties during the current or prior year other than those mentioned above.

NOTE 20.   COMMITMENTS

(a)	Exploration Commitments

Due to the nature of the Consolidated Entity’s operations in exploring and evaluating areas of interest, it is very difficult to accurately forecast the nature or amount of future expenditure, although it will be necessary to incur expenditure in order to retain present interests.  Expenditure commitments on mineral tenure for the Consolidated Entity can be reduced by selective relinquishment of exploration tenure or by the renegotiation of expenditure commitments.

The minimum level of exploration commitments expected in the year ending June 30, 2009 is $113,276 (2008: $98,208), which includes the minimum amounts required to retain tenure.  It is anticipated that the exploration expenditure commitments in the ensuing periods will be at a similar level.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

(b)	Development Expenditure

At year end, the Company had committed to capital development expenditure of nil (2008:$215,125).

(c)	Operating Lease Commitments – Consolidated Entity as lessee

The Parent and its subsidiaries have entered into operating leases for the lease of its office space in Perth, Western Australia and Denver, Colorado.

Future minimum rentals payable under non–cancellable operating leases as at June 30 are as follows:

	Consolidated Entity
	2009 $	2008 $
Minimum lease payments
– not later than one year	125,014	140,075
– later than one year and not later than five years	176,304	462,568
Aggregate lease expenditure contracted for at balance date	301,318	602,643

(d)	Remuneration commitments

Commitments for the payment of salaries and other remuneration under long–term employment contracts in existence at the reporting date but not recognised as payables:

	Consolidated Entity
	2009 $	2008 $
Within one year:	270,342	748,647
After one year but not more than five years	–	612,500
Total	270,342	1,361,147

Amounts disclosed as remuneration commitments include commitments arising from service contracts of directors and executives referred to in Note 19 that are not recognised as liabilities and are not included in the directors’ or executives’ remuneration.

NOTE 21.   SEGMENT REPORTING

The Consolidated Entity’s primary segment reporting is geographic segments.  The Consolidated Entity operates in the United States of America and Australia. Oil and gas production and exploration activities occur in the United States of America whilst the head office activities of the Consolidated Entity take place in Australia.

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

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

The following table presents revenue, asset and liability information for the geographic segments for the year ended June 30, 2009, 2008 and 2007.

	Australia			United States– Continuing Operations			United States– Discontinued Operations			Consolidated
	2009 $	2008 $	2007 $	2009 $	2008 $	2007 $	2009 $	2008 $	2007 $	2009 $	2008 $	2007 $

Segment revenue	1,626	18,541	141,919	4,655,149	7,376,102	6,724,187	–	868,161	2,095,725	4,656,775	8,262,804	8,961,831

Segment result before amortisation and impairment	1,872,700	(2,074,905)	581,679	(1,578,009)	(1,746,464)	1,308,323	–	1,147,403	1,864,912	294,691	(2,673,966)	3,754,914
Impairment	–	–	–	(21,706,181)	4,532,258	846,557	–	(221,804)	(865,136)	(21,706,181)	4,310,454	(18,579)
Depreciation and Amortisation	(1,957)	(6,475)	(8,319)	(1,864,591)	(1,109,932)	(2,144,866)	–	(357,381)	(841,639)	(1,866,548)	(1,473,788)	(2,994,824)
Segment result	1,870,743	(2,081,380)	573,360	(25,148,781)	1,675,862	10,014	–	568,218	158,137	(23,278,038)	162,700	741,511
Unallocated										(6,881,137)	(2,508,343)	(2,657,857)
(Loss) before income tax										(30,159,175)	(2,345,643)	(1,916,346)
Income tax expense										–	(150,200)	–
(Loss) for the year										(30,159,175)	(2,495,843)	(1,916,346)

Assets and Liabilities
Segment assets	194,891	501,147	2,227,385	22,937,753	52,265,539	46,639,143	–	–	5,191,658	23,132,644	52,766,686	54,058,186
Total Assets										23,132,644	52,766,686	54,058,186

Segment liabilities	128,797	3,480,226	3,093,704	1,544,524	3,416,072	3,566,370	–	–	–	1,673,321	6,896,298	6,660,074
Unallocated liabilities										16,846,207	12,899,693	15,021,332
										18,519,528	19,795,991	21,681,406

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

	Australia			United States– Continuing Operations			United States– Discontinued Operations			Consolidated
	2009 $	2008 $	2007 $	2009 $	2008 $	2007 $	2009 $	2008 $	2007 $	2009 $	2008 $	2007 $

Non Cash Items
Increase in fair value of investments held for trading	(79,082)	(12,390)	286,730	–	–	–	–	–	–	(79,082)	(12,390)	286,730
Share based payments	(33,962)	(340,341)	–	–	–	–	–	–	–	(33,962)	(340,341)	–
Net gain on cancellation of options associated with embedded derivative	735,072	684,420	–	–	–	–	–	–	–	735,072	684,420	–
Movement in fair value of embedded derivative	2,049,983	(1,237,831)	1,318,738	–	–	–	–	–	–	2,049,983	(1,237,831)	1,318,738
Net loss on fair value movement of fixed forward swaps	–	–	–	1,876,936	(1,485,326)	(492,064)	–	–	–	1,876,936	(1,485,326)	–
Net gain on fair value movement of liabilities	–	–	–	(3,134,341)	654,733	–	–	–	–	(3,134,341)	654,733	–
Impairment (expense)/reversal	–	–	–	(21,706,181)	4,532,258	846,557	–	(221,804)	(865,136)	(21,706,181)	4,310,454	(18,579)
Depreciation	(1,957)	(6,476)	(8,319)	(1,864,591)	(1,109,932)	(2,144,866)	–	(357,381)	(841,639)	(1,866,548)	(1,473,789)	(2,994,824

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

NOTE 22.   CASH FLOW STATEMENT

	Consolidated Entity
	2009 $	2008 $	2007 $
(a) Reconciliation of cash

Cash balance comprises:
– cash at bank and on hand	1,522,632	2,680,734	3,383,309

(b) Reconciliation of the net loss after tax to the net cash flows from operations

Net loss after tax	(30,159,175)	(2,495,843)	(1,916,346)
Net (gain)/loss recognised on re–measurement to fair–value of investments held for trading	79,082	12,390	(286,426)
Depreciation of non–current assets	1,866,548	1,473,789	2,994,824
Foreign exchange loss/(gain)	1,307,006	(17,936)	(364,938)
Share based payments	33,962	340,341	–
Interest expense	700,629	1,152,655	969,050
Gain on cancellation of portion of embedded derivative / options	(735,072)	(684,420)	–
Movement in fair value of embedded derivatives	(2,049,983)	1,237,831	(1,318,738)
Exploration expenditure	4,861,545	2,641,021	467,086
Net (gain)/loss on fair value movement of fixed forward swaps	(1,876,936)	1,485,326	492,064
Net gain on sale of oil and gas properties	–	(469,666)	–
Loss/(gain) on financial liabilities carried at amortised cost	3,134,341	(654,733)	–
Impairment losses/(reversals) of oil and gas properties	21,706,181	(4,532,258)	18,579

Changes in assets and liabilities:

(Increase)/decrease in receivables	1,393,772	(299,449)	(277,991)
Increase/(decrease) in employee benefits	(50,001)	25,745	39,435
(Increase)/decrease in other assets	–	–	(718,426)
Decrease in payables	(258,572)	(39,869)	(516,399)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(46,673)	(825,076)	(418,226)
(c) Non–Cash Financing and Investing Activities	476,927	–	227,605

NOTE 23.   RELATED PARTY DISCLOSURES

The consolidated financial statements include the financial statements of Samson Oil & Gas Limited and the following subsidiaries:

		% Equity Interest		Investment
Name	Country of Incorporation	2009	2008	2009 $	2008 $
Samson Oil & Gas USA Inc	United States	100.0	100.0	4,547,022	18,060,842

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Ultimate parent

Samson Oil & Gas Limited is the ultimate parent Company.

Loans to controlled entities

Loans

	Parent Entity
	2009 $	2008 $

Loans receivable from controlled entities	43,408,150	44,087,988
Allowance for impairment	(43,408,150)	(23,147,176)
	–	20,940,812

Loans have been repaid to Samson Oil & Gas Limited by its controlled subsidiaries in the amount of $679,838 (2008: loans made to the controlled subsidiaries $3,387,549).  These loans are non–interest bearing and have no fixed date for repayment.

An impairment allowance of $23,147,176 was recognised by the Parent in prior periods for impairment against the total intercompany loan balance. Further impairment of $24,033,373 was recognised in the current year.

An impairment assessment is undertaken each financial year by examining the financial position of the subsidiary and the market in which the subsidiary operates to determine whether there is objective evidence that a subsidiary receivable is impaired.  When such objective evidence exists, the Parent will recognise an allowance for the impairment loss.

These costs are not recognised in the Consolidated Entity as they are eliminated on consolidation.

There are no other transactions between companies in the Consolidated Entity, other than those disclosed above.

Other related party transactions

2009

There were no other related party transactions during 2009

2008

Other than the information disclosed below there were no other related party transactions during 2008.

Up until December 19, 2007, when Mr Fearis ceased to be an alternate Director, Minter Ellison (a law firm at which Mr Fearis is special counsel) was paid $7,548 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

2007

Other than the information disclosed below there were no other related party transactions during 2007.

During the year, Minter Ellison was paid $2,499 for the provision of services by Neil Fearis.  These services were charged on normal commercial terms.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Prior to Mr Fearis joining Minter Ellison, he was associated with Jeremy Shervington.  The Consolidated Entity paid Jeremy Shervington $4,428 for the provision of services by Mr Fearis.  These services were charged on normal commercial terms.

NOTE 24.   AUDITORS’ REMUNERATION

For the year ended June 30, 2009, the Company changed auditors from Ernst and Young to PricewaterhouseCoopers.

	Consolidated Entity
	2009 $	2008 $
Amounts received or due and receivable by PricewaterhouseCoopers (Australia) for:

• an audit or review of the financial report of the entity and any other entity in the Consolidated Entity	140,488	–

Amounts received or due and receivable by other member firms of PricewaterhouseCoopers International for:
• an audit or review of the financial report of subsidiaries	175,000	–
	315,488	–

	Consolidated Entity
	2009 $	2008 $
Amounts received or due and receivable by Ernst & Young (Australia) for:

• an audit or review of the financial report of the entity and any other entity in the consolidated entity	99,263	436,656
• other services in relation the entity and any other entity in the consolidated entity
– provision of tax related services	–	17,034
	99,263	453,690
Amounts received or due and receivable by other member firms of Ernst & Young International for:
• an audit or review of the financial report of subsidiaries	40,725	344,072
	139,988	797,762

NOTE 25.   LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

The following reflects the income and share data used in the basic and diluted loss per share computations:

	Consolidated Entity
	Basic
	2009 $	2008 $	2007 $

Net loss from continuing operations attributable to ordinary equity holders of the parent company (used in calculating basic and diluted earnings per share)	(30,159,175)	(2,913,881)	(2,074,483)

Gain from discontinued operations	–	418,038	158,137
Net loss attributable to equity holders of the parent	(30,159,175)	(2,495,843)	(1,916,346)

	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	217,248,877	202,910,238	191,973,961

Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	217,248,877	202,910,238	191,973,961

At the end of year there are 29,095,765 (2008:51,277,415, 2007: 44,838,338) potential ordinary shares on issue. These potential ordinary shares are anti–dilutive for both of the periods presented.

There have been no transactions involving ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

NOTE 26.   FINANCIAL INSTRUMENTS

(a)           Guarantees

Samson Oil & Gas Limited has guaranteed the bank debt of its subsidiary, Samson Oil & Gas USA, Inc.  As at June 30, 2009, the outstanding face value of the debt was $17,060,000 (2008: $17,060,000). Refer to Note 15 and Note 18 for further details in relation to this balance.

(b)           Derivatives

In order to protect the Consolidated Entity from the uncertainty associated with commodity prices the Board reviews the current price risk profile periodically to ensure that it is appropriately managing the price risk.

On September 19, 2006 the Consolidated Entity entered into a fixed forward swap contract with Macquarie Bank Limited with respect to natural gas indexed at CIG (Colorado Interstate Gas) for $6.03 per MMBTU.  The volumes associated with this hedge are as follows:

November 2006 – March 2007	35,000 MMBTU
April 2007 – December 2008	25,000 MMBTU
January 2008 – October 2009	20,000 MMBTU

On February 20, 2007 the Company entered into an additional fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed for $6.15 for 25,000 MMBTU per month from March 2007 to September 2009.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

On May 9, 2008, following the sale of its interest in the Amber field in Oklahoma, the Company unwound 50,000 mmbtu of its $6.03 fixed forward swap at a cost of $60,000.  The Company unwound 5,000 mmtbu per month from January 2009 to October 2009.

During the current year, the Company entered into the following additional derivative agreements, in conjunction with a breach of covenant waiver from Macquarie Bank Limited (refer to note 15 for additional details):

Fixed forward swaps in relation to natural gas indexed at the Colorado Interstate Gas Price Point:

Month	Volume – mmbtu	Price – $ per mmbtu
November 2009	20,530	2.83
December 2009	20,309	3.87
January 2010	20,095	4.24
February 2010	19,888	4.25
March 2010	19,688	4.03
April 2010	19,493	3.67
May 2010	19,304	3.70
June 2010	19,120	3.79
July 2010	18,942	3.86
August 2010	18,767	3.90
September 2010	18,598	3.68
October 2010	18,432	3.44
November 2010	18,270	4.11
December 2010	18,112	4.898

Fixed forward swaps in relation to natural gas indexed at the Henry Hub

Month	Volume – mmbtu	Price –$ mmbtu
April 2009 – December 2009	52,399	$4.06
January 2010 – December 2010	59,396	$5.62

Oil – Ratio Collar priced at West Texas Intermediate

Month	Call/Put	Volume – barrels	Price– $ per Barrel
April 2009 – December 2009	Put	10,951	$46.00
April 2009 – December 2009	Call	6,352	$55.00
January 2010 – December 2010	Put	13,256	$53.00
January 2010 – December 2010	Call	9,147	$62.00

These terms of these derivative arrangements are in line with Master International Swaps and Derivatives Agreement.

The fair value of these fixed forward swaps is recorded in the Balance Sheet as a current or non current liability depending on the maturity date of the swaps.  They have been valued by the Consolidated Entity with reference to the forward curve for the Colorado Interstate Gas price for the relevant time period.  Any movement in its fair value is taken directly to the Income Statement.  At balance date the instruments were a net liability valued at $100,455 (2008: liability of $1,977,390) and the Company recorded a gain in relation to the fair value movement of these instruments of $1,876,936 (2008: loss $1,485,326).

NOTE 27.   CONTINGENCIES

There are no unrecorded contingent assets or liabilities in place for the Consolidated Entity or Company at balance date (2008: Nil).

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

NOTE 28.   INTEREST IN JOINTLY CONTROLLED ASSETS

The Consolidated Entity has an interest in the following joint venture operations whose principal activities are oil and gas exploration and production.

Name		Percentage of Interest Held % 2009	Percentage of Interest Held % 2008
Exploration
Baxter Shale	United States of America	10.0	55.0
Hawk Springs	United States of America	50.0	50.0
South Goose Lake	United States of America	25.0	25.0

Production
Big Hand	United States of America	4.0	4.0
Bird Canyon	United States of America	16.0	16.0
Deep Draw	United States of America	5.0	5.0
Hilight	United States of America	9.0	9.0
Jalmat	United States of America	60.0	60.0
Jayson Unit	United States of America	2.0	2.0
Jonah	United States of America	21.0	21.0
Kicken Draw	United States of America	15.0	15.0
LA Ward	United States of America	3.0	3.0
Look Out Wash	United States of America	17.0	17.0
Neta	United States of America	13.0	13.0
Pierce	United States of America	99.0	99.0
Powder River Basin	United States of America	18.0	18.0
San Simon	United States of America	27.0	27.0
Scribner	United States of America	28.0	28.0
Wagensen	United States of America	8.0	8.0
North Stockyard	United States of America	34.5	34.5
Sabretooth	United States of America	12.5	–

Oil and gas properties held as jointly controlled assets total $20,494,972 (2008: $41,815,468).

NOTE 29.   EVENTS SUBSEQUENT TO BALANCE DATE

On September 2, 2009, the Company signed an amendment and restructuring agreement with Macquarie Bank Limited in regards to its outstanding loan facility with the bank.  Refer to Note 15 for further details in relation to the changes made to the loan facility.

On September 2, 2009, the Company announced a rights offering to all Samson shareholders whereby the Company is offering shareholders the right to purchase 6 new Samson shares for every one they hold on record date, being September 16, 2009 for AUD 1.2 cents each. For each 10 new shares that are subscribed for, the shareholder will also be granted 1 new option.  The option has an exercise price of AUD 1.5 cents and an expiry date of December 31, 2012.  This offer was closed on October 6, 2009. We issued 920,171519 shares to raise A$11,042,058 pre costs.  $4,000,000 was retained by us to be used to fund future drilling by the Company.  $406,247 was used to close out our current hedge position and $4,473,573 was  used to repay a portion of our debt outstanding with Macquarie Bank Limited. We are currently in compliance with our facility and we believe we will be in compliance at our next reserve test date, being December 31, 2009.

On November 13, 2009 we closed out the derivative positions referred to in Note 26 at a cash cost of $406,247.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

On November 13, 2009, we entered into the following derivative positions, which represent approximately 50% of our current production:

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume – barrels	Price – $ per Barrel
December 2009 – December 2011	Put	21,431	60.00
December 2009 – December 2011	Call	21,431	102.90

Natural Gas – Ratio Collar priced at Henry Hub

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
December 2009 – December 2011	Put	125,149	4.75
December 2009 – December 2011	Call	125,149	6.15
Natural Gas – Ratio Collar priced at Colorado Interstate Gas

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
December 2009 – December 2011	Put	440,884	4.25
December 2009 – December 2011	Call	440,884	5.80

These terms of these derivative arrangements are in line with Master International Swaps and Derivatives Agreement.

The Directors are not aware of any matters or circumstances not otherwise dealt with in this report that have significantly or may significantly affect the operations of the Company or the Consolidated Entity, the results of those operations or the state of affairs of the Company or the Consolidated Entity in the subsequent financial years.

NOTE 30.   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Consolidated Entity’s principal financial assets and financial liabilities comprise receivables, payables, borrowings, investments held for trading, cash and derivatives.

The Consolidated Entity manages its exposure to key financial risk in accordance with the Board’s financial risk management strategy.  The objective of the strategy is to support the delivery of the Consolidated Entity’s financial targets whilst protecting future financial security.

The Consolidated Entity enters into derivative transactions, principally oil and gas price fixed forward swaps, to manage the price risk arising from the Consolidated Entity’s operations.  These derivatives do not qualify for hedge accounting.

The main risks arising from the Consolidated Entity’s financial instruments are interest rate risk, foreign currency risk, credit risk, price risk and liquidity risk.  The Consolidated Entity uses different method to measure and manage the different types of risks to which it is exposed.  These include monitoring levels of exposure to foreign currency and price risk and assessments of market forecasts for foreign exchange and commodity prices.  Ageing analysis and monitoring of specific debtors are undertaken to manage credit risk and liquidity risk is monitored through the development of future rolling cash flow forecasts.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Primary responsibility for identification and control of financial risks rests with the executive management group, specifically the Chief Executive Officer and Chief Financial Officer, under the authority of the Board.  The Board reviews and approves policies and strategies for managing each of the risks identified below.

Risk Exposures and Responses

Capital Management

When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Consolidated Entity funds its activities through capital raisings and debt funding, where appropriate. The Consolidated Entity is not subject to any externally imposed capital requirements.

	Consolidated Entity
	2009 $	2008 $
Debt facility/convertible notes (including the embedded derivatives)	16,846,207	16,203,661
Less cash and cash equivalents	(1,522,632)	(2,680,734)
Net debt	15,323,575	13,522,927
Total equity	4,613,116	32,970,695

Total capital	19,936,691	46,493,622

Gearing Ratio	76.86%	29.09%

Interest rate risk

The Consolidated Entity continually reviews its interest rate exposure.  Consideration is given to potential restructuring of its existing positions and alternative financing.

The Consolidated Entity has no interest rate risk in relation to its financial liabilities, as its long term borrowings have a fixed interest rate.  The terms and conditions of its borrowings are detailed in Note 15.  The Consolidated Entity’s cash assets are exposed to minimal interest rate risk.  The Consolidated Entity’s cash accounts are primarily held in low or no interest rate accounts.  Interest revenue is not a significant income item for the Consolidated Entity and the Consolidated Entity does not rely on the cash generated from interest income.

	Consolidated Entity
	2009 $	2008 $
Cash exposed to Australian interest rates	82,746	251,486
Cash exposed to United States of America interest rates	1,439,886	1,224,285
	1,522,632	1,475,771

The average floating interest rate for the consolidated entity in the United States was 0.65% (2008: 1.0%).

The average floating interest rate for the consolidated entity in Australia was 0.1% (2008: 3.5%).

The Consolidated Entity does not have any cash exposed to fixed interest rates.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

At June 30, 2009 if interest rates had moved, as illustrated in the table below (estimated from historical movements), with all other variables held constant, the impact would be:

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2009 $	2008 $	2009 $	2008 $
Cash exposed to AUS interest rates
+ 0.25% (25 basis points)	207	628	–	–
– 0.5% (50 basis points)	(414)	(1,257)	–	–

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2009 $	2008 $	2009 $	2008 $
Cash exposed to US interest rates
+ 0.15% (15 basis points)	2,160	1,836	–	–
– 0.25% (25 basis points)	(3,600)	(3,060)	–	–

Foreign Currency Risk

2009

Due to the write off of parent loans there is no material foreign exchange exposure for the financial year ended June 30, 2009.

2008

As a result of significant operations in the United States, the Company’s financial statements can be affected significantly by movements in the US$/A$ exchange rates.

The majority of the transactions (both revenue and expenses) of the United States subsidiary are denominated in US$’s.

The Company does not have any foreign currency cash flow hedges.

At balance date, the Consolidated Entity had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

Consolidated Entity
2008 $
Financial Assets
Cash and cash equivalents	8,993
Trade and other receivables	-
Investments held for trading	-
Investment in controlled entities	-

Financial Liabilities
Trade and other payables	-
Derivative financial instruments	3,303,967

Net Exposure	(3,294,974)

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

At June 30, 2008 if foreign exchange rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax profit Higher/(lower)	Other Equity Higher/(lower)
	2008 $	2008 $
Consolidated
AUD:USD +3%	136,248	—
AUD:USD –10%	254,744	—

Consolidated Entity

Consolidated Entity

The impact of the change in the foreign exchange rate in the consolidated entity, relates to the valuation of the embedded derivative.  The inputs into this model are denominated in USD’s, therefore any change in the AUD:USD exchange will impact the valuation of the embedded derivative.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Price risk

Price risk arises from the Consolidated Entity’s exposure to oil and gas prices. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond the control of the Consolidated Entity.  Sustained weakness in oil and natural gas prices may adversely affect the Consolidated Entity’s financial condition.

The Consolidated Entity manages this risk by continually monitoring the oil and gas price and the external factors that may effect it.  The Board reviews the risk profile associated with commodity price risk periodically to ensure that it is appropriately managing this risk.  Derivatives are used to manage this risk where appropriate.  The Board must approve any derivative contracts that are entered into by the Company.

The Consolidated Entity has entered into fixed forward swap contracts with Macquarie Bank Limited covering both the oil and gas production of the Consolidated Entity.

Whilst a decrease in the price of commodities will have a negative impact on the sales income from natural gas and oil, this will be partially offset by an increase in the gain from fixed forward swaps.  The movement in the fair market value of outstanding fixed forward swaps would also decrease if gas prices were to decrease.

Conversely if oil and gas prices were to rise, sales income from natural gas and oil would increase, however this would be partially offset by a decrease in the gain from fixed forward swaps.  Similarly the movement in the fair value of outstanding fixed forward swaps is likely to increase.

At June 30, 2009 if the price of natural gas and oil, as determined by the price at Colorado Interstate Gas price point and at Nymex, had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2009 $	2008 $	2009 $	2008 $
Consolidated
Gas price + 10%	(166,562)	(598,990)	–	–
Gas price – 20%	347,830	1,205,244	–	–

	Post tax profit Higher/(lower)		Other Equity Higher/(lower)
	2009 $	2008 $	2009 $	2008 $
Consolidated
Oil price + 10%	(71,098)	–	–	–
Oil price – 20%	204,014	–	–	–

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Equity Price Risk

2009

Due to the cancellation of the embedded derivative there is no material equity price price risk for the year ending June 30, 2009.

2008

The Consolidated Entity is exposed to equity price risk in relation to the Company’s share price.  This is due to the fact that the Company’s share price is an input into the valuation model used to value the embedded derivatives and options.

While the Company does not manage this risk specifically, the Board and Executives continually monitor the share price and make decisions aimed at increasing share holder value.

	Post tax profit Higher/(lower)	Other Equity Higher/(lower)
	2008 $	2008 $
Consolidated
Company Share price to 22 cents at balance date	(218,150)	—
Company Share price to 10 cents at balance date	1,038,913	—

Credit Risk

The Consolidated Entity manages its credit risk through constantly monitoring its credit exposure, to ensure it is acceptable.

Credit risk arises from the financial assets of the Consolidated Entity, which comprise cash and cash equivalents, trade and other receivables, and financial assets at fair value through profit and loss.  The Consolidated Entity’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.  Exposure at balance date is addressed in each applicable note.

The Consolidated Entity does not hold any credit derivatives to offset its credit exposure.

The Consolidated Entity trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Consolidated Entity’s policy to securitise its trade and other receivables.

The Consolidated Entity holds its cash with large well respected banks, with no history of default and therefore its credit exposure to cash is minimal.

Receivables balances are monitored on an ongoing basis with the result that the Consolidated Entity’s exposure to bad debts is not significant.

Whilst a small number of debtors account for a large percentage of the Consolidated Entity’s receivable balance, the Board does not consider this a significant risk to the Consolidated Entity as the debtors are all creditworthy with no history of default.   As at the date of this report, the Consolidated Entity does not have any receivables which are past their due date and the Consolidated Entity has not recorded any impairment in relation to its receivables.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Liquidity Risk

The Consolidated Entity’s objective is to fund future development through cash flow from operations, equity and debt, where appropriate.  It is the Consolidated Entity’s policy to review the cash flow forecasts regularly to ensure that the Consolidated Entity can meet its obligations when they fall due.  Following a breach in a covenant in the loan facility with Macquarie Bank Limited, the loan is due and payable at June 30, 2009.  Refer to Note 2 for details in regard to the Consolidated Entity’s ability to continue as a going concern.

The table below reflects all contractual repayments and interest resulting from recognised financial liabilities, including derivative instruments as of June 30, 2009.  For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows for the respective upcoming fiscal years are presented.  Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at June 30, 2009.

The remaining contractual maturities of the Consolidated Entity’s and parent entity’s financial liabilities are:

	Consolidated Entity
	2009 $	2008 $
6 months or less	17,651,109	1,694,688
6–12 months	179,034	1,507,530
1–5 years	254,635	20,491,897
	18,084,778	23,694,115

The Consolidated Entity monitors rolling forecasts of liquidity reserve on the basis of expected cash flow.  As at June 30, 2009, the Consolidated Entity was in breach of its debt facility with Macquarie Bank Limited, resulting in the outstanding value of the facility being recorded as a current liability.

On September 2, 2009, the financier granted a waiver to the Consolidated Entity with respect to this breach and the breach of covenant that occurred for the quarter ended March 31, 2009.  The waiver involved a restructure of the debt facility and the inclusion of three new covenants.  Refer to Note 15 for details as to these covenants.

The restructured loan agreement also requires that the Company raise, after costs $8,000,000 prior to 12 October 2009.  On September 2, 2009, the Company announced a rights offering to all Samson shareholders whereby the Company offered shareholders the right to purchase six new Samson shares for every one they hold on record date, being September 16, 2009 for AUD 1.2 cents each. For each 10 new shares that are subscribed for, the shareholder was also granted one new option.  The option has an exercise price of AUD 1.5 cents and an expiry date of December 31, 2012.

This offer closed on October 6, 2009. We issued 920,171519 shares to raise A$11,042,058 pre costs.  $4,000,000 was retained by us to be used to fund future drilling by the Company.  $406,247 was used to close out our current hedge position and $4,473,573 was used to repay a portion of our debt outstanding with Macquarie Bank Limited. We are currently in compliance with our facility. Our next reserve test date is December 31, 2009,and we expect to remain in compliance.

At balance date, the Consolidated Entity does not have any unused credit facilities.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Fair Value

The methods for estimating fair value and the fair value of the financial assets and liabilities are outlined in the relevant notes to the financial statements.

Set out below is a comparison by category of carrying amounts and fair values of the Consolidated Entity’s financial instruments recognised in the financial statements.

Market values have been used to determine the fair value of listed held–for–trading investments.

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing market interest rates.

The carrying amount of trade receivables and payables approximates their fair value.

	Carrying Amount		Fair Value
Consolidated	2009 $	2008 $	2009 $	2008 $
Financial Assets
Cash	1,522,632	2,680,734	1,522,632	2,680,734
Trade and other receivables	471,974	1,860,760	471,974	1,860,760
Assets held for trading	57,186	173,638	57,186	173,638
Restricted funds	145,738	145,738	145,738	145,738
Derivatives	154,180	–	154,180	–

Financial Liabilities
Trade and other payables	591,109	925,521	128,797	925,521
Derivatives	254,635	5,281,357	254,635	5,281,357
Debt facility	16,846,207	–	16,846,207	–
Convertible notes – host contract	–	12,899,693	–	12,123,774

NOTE 31.   SHARE BASED PAYMENT PLANS

Whilst the Company does not have a formal employee share option plan in place, options are granted from time to time to better align employees’ interests with that of the Company.

All references to inputs in this note are in Australian Dollars as they refer to Australian listed securities.

2008

In October 2007, 4,000,000 options were issued to employees.  These options have an exercise price of 30 cents per share, vested immediately and expire on October 11, 2012.  The value of these options was 8.52 cents per option.

In May 2007, 2,000,000 options were issued to an employee.  These options have an exercise price of 25 cents per share and expire May 12, 2013. 600,000 options vested immediately, 600,000 vested following twelve months of service by the employee, with the remainder vesting following twenty four months of service.

The associated expense has been recognised in the income statement for the relevant year. The binomial pricing model used to value the options used the following variables.  The volatility has been estimated with reference to the historical volatility levels of the Company’s share price as well as consideration for the future expected volatility.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

Options issued during 2008

The options have been valued at 8.52 cents per option at the grant date of October 11, 2007.

Share price at grant date (cents)	0.20
Exercise price (cents)	0.30
Time to expiry (days)	1,825
Risk free rate (%)	5.5
Expected dividend yield (%)	nil
Share price volatility (%)	50

The options have been valued at 5.3 cents per option at the grant date being May 11, 2008.

Share price at grant date (cents)	0.15
Exercise price (cents)	0.25
Time to expiry (days)	1,825
Risk free rate (%)	6.5
Expected dividend yield (%)	nil
Share price volatility (%)	50

At year end there were 21,916,288 (2008: 22,716,668) options outstanding that had been granted to employees, directors and other service providers. The weighted average exercise price was 33 cents (2008: 33 cents) per option.

During the prior year 2,000,000 options expired.  These options had an exercise price of 25 cents per share and an expiry date of December 31, 2009.

No options were forfeited or cancelled during the prior year.

The weighted average remaining contractual life for the share options outstanding as at June 30, 2009 is between 2 and 4 years (2008: between 2 and 5 years).

The range of exercise prices for options outstanding at the end of the year was 25 – 45 cents. (2008: 25 – 45 cents).

The weighted average fair value of options granted during the year was nil (2008: 7.4 cents).

NOTE 32.   DISCONTINUED OPERATIONS

In May 2008 the Consolidated Entity sold its interests in the Amber Field in Grady County, Oklahoma for $4,760,000.  The Consolidated Entity’s interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  The Consolidated Entity recognised a gain before income tax of $128,669 in relation to this sale. The Consolidated Entity recognised state income tax expense of $150,200 in relation to the sale of this interest.  The value of assets sold was $4,631,331.

In June 2008, the Consolidated Entity sold its interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for $500,000.  The Consolidated Entity had a 1.8% working interest in the field which has 81 producing wells.  The Consolidated Entity recognised a gain before income tax of $340,997 on this sale.  There was no income tax expense recognised in relation to the sale of this interest. The value of assets sold, net of restoration liability was $159,003.

Both assets were part of the United States of America geographical reporting segment.

NOTES TO THE FINANCIAL STATEMENTS
for June 30, 2009

	Consolidated Entity
Revenue and Expenses from Discontinuing Operations	2009 $	2008 $	2007 $
Revenue
Sale of oil and gas
Oil sales	–	149,339	110,320
Gas sales	–	718,842	1,985,405
Total Revenue	–	868,181	2,095,725

Expenses
Cost of sales	–	(547,805)	(1,072,452)
Impairment expense	–	(221,804)	(865,136)

Net gain before income tax from discontinuing operations	–	98,572	158,137

Income tax expense	–	–	–

Gain on sale of oil and gas properties	–	469,666	–
Income tax expense	–	(150,200)	–

Net gain after income tax from discontinuing operations	–	418,038	158,137

Gain per share from discontinuing operations – cents	–	0.20	0.09

Cash Flow Information
Net cash flows from operating activities	–	826,918	2,037,680
Net cash flows (used in) investing activities	–	–	(1,335,887)
Net cash flows from financing activities	–	–	–

Item 19.    Exhibits

Exhibit Number	Description
1.1	Constitution of Samson Oil & Gas Limited. (2)
4.1	Syndicated Convertible Loan Facility Agreement dated May 26, 2006, between Macquarie Bank Limited and Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (2)
4.2	Security Trust Deed dated May 2006, between Macquarie Bank Limited, Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (2)
4.3	Purchase and Sale Agreement dated March 6, 2006 between Samson Oil & Gas USA Inc., Stanley Energy Inc., and Stanley Energy W., Inc. (2)
4.4	Settlement Agreement dated October 17, 2006, between Kestrel Energy, Inc. and Dissenting Shareholders. (2)
4.5
Letter Agreement dated August 9, 2007, between Macquarie Bank Limited and Samson Oil & Gas USA, Inc. and Samson Oil & Gas Limited, amending that certain Syndicated Convertible Loan Facility Agreement dated May 26, 2006. (2)

4.6	Consultancy Agreement dated December 1, 2005, between Samson Oil & Gas Limited and Arndt Energy Limited. (2)
4.7	Letter Agreement, dated July 1, 2006, between Samson Oil & Gas Limited and Arndt Energy Limited, amending the Consultancy Agreement, dated December 1, 2005. (2)
4.8	Employment Agreement, effective at July 1, 2007, between Samson Oil and Gas USA, Inc. and Robyn Lamont. (2)
4.9	Employment Agreement, effective at October 1, 2007, between Samson Oil and Gas USA, Inc. and Robert Gardner. (2)
4.10	Deposit Agreement between Samson Oil & Gas Limited and The Bank of New York. (2)
4.11	Employment Agreement, effective at April 1, 2008, between Samson Oil and Gas USA, Inc. and David Ninke (4)
4.12	Purchase and Sale Agreement, dated May 6, 2008, between Samson Oil and Gas USA, Inc. and Kaiser Francis–Anadarko Limited Partnership (4)
8.1	List of Subsidiaries*
11.1	Code of Ethics and Business Conduct with Employees (1)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended*
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended*
13.1	Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 USC 1350, as adopted, pursuant to Section 906 of the Sarbanes–Oxley Act of 2002*
15.1	Consent of PricewaterhouseCoopers*
15.2	Consent of Ernst and Young LLP*
15.3	Consent of Ernst and Young*
15.4	Consent of Ryder Scott*
15.5	Consent of Robert Gardner*
15.6	Consent of MHA Petroleum Consultants, Inc.*
15.7	ISDA Master Agreement dated August 30, 2006 between Samson Oil and Gas USA, Inc. and Macquarie Bank Limited (4)
15.8	Schedules to ISDA Master Agreement dated August 30, 2006 between Samson Oil and Gas USA, Inc. and Macquarie Bank Limited (4)

*	Filed with this Annual Report.
(1)	Incorporated by reference to Samson’s Annual Report on Form 20–F, filed with the SEC on December 19, 2008.
(2)	Incorporated by reference to the Company’s Registration Statement on Form 20–F, filed with the SEC on July 13, 2007 and amended on Form 20–F/A.
(3)	Incorporated by reference to the Company’s Registration Statement on Form F–6, filed with the SEC on July 13, 2007.
(4)	Incorporated by reference to the Company’s Registration Statement on Form F–1, filed with the SEC on July 6, 2007, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAMSON OIL & GAS LIMITED

Date: December 17, 2009	By:	/s/ Terence M. Barr
Name: Terence M. Barr
Title: Managing Director, Chief Executive Officer and President