Form 20-F
period 2010-06-30
Samson Oil & Gas LTD
filed 2010-12-17
CIK 1404079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2010

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  1,440,429,587 Ordinary Shares (including 808,843,640 Ordinary Shares in the form of American Depositary Shares) outstanding as at June 30, 2010.
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act): ☐  Yes    ☒  No

SAMSON OIL & GAS LIMITED

FORM 20–F ANNUAL REPORT

TABLE OF CONTENTS

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

At that time Kestrel’s assets were comprised of approximately 20,000 acres in the Green River Basin in Wyoming, including projects in the Baxter Shale, Greens Canyon, Stage Coach East, Browns Ranch and Firehole Canyon and 1,280 acres in the Amber Field in Grady County, Oklahoma.  On July 14, 2006, Kestrel filed a Plan of Merger with the Secretary of State in Colorado, which filing had the effect of cancelling all remaining Kestrel shares and granting to its shareholders the right to receive $142 per share (based on 125% of the average market price for Kestrel shares traded prior to the share consolidation). Following the cancellation of these shares, Kestrel became a 100% owned subsidiary of Samson.  Kestrel was subsequently merged with and into Samson’s other wholly–owned subsidiary, Samson Oil and Gas USA, Inc., a Colorado corporation, effective March 5, 2007.

On May 29, 2006, Samson Oil and Gas USA, Inc., completed the acquisition of two producing assets located in the Green River Basin in Wyoming, namely a 21% equity interest in the 250 acre crestal portion of the Jonah Field and 16.6% of the gross acreage of 12,500 acres associated with the Look Out Wash Field.

On January 7, 2008, our American Depositary Shares (“ADSs”), each ADS representing 20 of our Ordinary Shares and evidenced by American Depositary Receipts, began trading under the symbol (“SSN”) on the American Stock Exchange, which has since been acquired and renamed NYSE Amex.  At that time, we registered the ADSs with the U.S. Securities and Exchange Commission (the “SEC”) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Bank of New York Mellon, acting as depositary, holds the Ordinary Shares underlying the ADSs.  We are party to a deposit agreement with The Bank of New York Mellon, the form of which agreement has previously been filed with the SEC and is an exhibit to this Annual Report.  We are currently classified as a “foreign private issuer” according to the rules promulgated by the SEC under the Exchange Act, though that status could change in the future depending on various factors, including the proportion of our Ordinary Shares held directly or indirectly through ADSs by U.S. persons.

In May 2008, we sold our interests in the Amber Field in Grady County, Oklahoma for $4,760,000.  Our interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells. We disposed of this field as, in management’s view, it had limited growth potential for Samson with no future drilling currently planned.  We used $2,940,000 of the proceeds to repay a portion of our Samson Oil & Gas USA’s convertible note facility with Macquarie Bank Limited. We also eliminated 5,000 Mcf per month of our $6.03 fixed forward swaps outstanding from January 2009 to October 2009 at a cost of $60,000.

On October 6, 2009, we closed two concurrent rights offerings to holders of our Ordinary Shares in Australia and our ADS in the United States. We issued 920,171,519 Ordinary Shares, including 345,871,200 Ordinary Shares in the form of 15,921,419 ADSs and 31,442,820 warrants exercisable for ADSs to raise $9,974,639 pre–costs. $4,000,000 was retained by us to be used to fund future drilling by Samson.  $406,247 was used to close out our current hedge positions and $4,473,573 used to repay a portion of our debt outstanding with Macquarie Bank Limited.

In January 2010, we completed a share placement whereby we issued 124,999,995 Ordinary Shares together with 12,500,007 transferable options to raise $1,367,099. The funds were raised to fund future working capital and drilling requirements.

In May 2010, we completed a share placement whereby we issued 123,529,412 Ordinary Shares (including 1,966,400 ADSs) to raise $3,502,508.   The funds were raised to fund future working capital and drilling requirements.

In July 2010, we completed a share purchase plan whereby we issued 205,189,880 Ordinary Shares (including 5,268,778 ADSs to raise $5,817,133 pre-costs.  The funds were raised to fund future working capital and drilling requirements.

In July 2010, we completed a share placement whereby we issued 9,225,000 Ordinary Shares (all in the form of ADSs) to raise $261,528. The funds were raised to fund future working capital and drilling requirements.

At the date of this report, approximately 25,508,518 options for the purchase of our Ordinary Shares from the October 2009 offering have been exercised for net proceeds of $347,014 to us.

In November 2010, we closed the sale of 24,166 acres of undeveloped oil and gas leases in Goshen County, Wyoming to Chesapeake Energy Corporation for $3,275 per acre.  We received total net proceeds of $73,673,157.  We retain ownership of 17,000 net acres in Goshen County.  By electing to sell the majority of the Goshen County acreage, management determined that crystallizing most of the current value of the highly appreciated acreage into cash was a prudent way for us to manage our interest in this property.  The sale has strengthened our cash reserves and our balance sheet, giving us the financial resources to develop the acreage that we retained in Goshen County, which we refer to as our Hawk Springs project, as well as the ability to expand and finance our other exploration and development efforts.

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

Following the successful listing of our ADSs on the NYSE Amex in January 2008 and the migration of approximately 100,000,000 Ordinary Shares to ADSs, the Board of Samson made the decision to change the presentation currency of Samson from Australian dollars to United States dollars during the year ended June 30, 2009.  Given the fluctuations in the AUD:USD exchange rate seen in recent years, we believe that presenting  our financial information in United States dollars provides a more appropriate representation of our financial position and performance.

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

GLOSSARY OF TERMS

Bbl.  Barrel (of oil or natural gas liquids).

Bbls.   Barrels of oil

Boepd. Barrels of oil equivalent per day.

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

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious, strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

Gross acres or gross wells.  The total acres or wells, as the case may be, in which a working interest is owned.

Liquids.  Oil, condensate, and natural gas liquids.

Mbbls. Thousand barrels of oil

MMbo. Million barrels of oil.

Mcf.  Thousand cubic feet (of natural gas).

Mcfe.  Thousand cubic feet equivalent.

MMBtu.  One million British Thermal Units, a common energy measurement.

MMcf.  Million cubic feet.

MMcfe.  Million cubic feet equivalent.

Mmcfg. Million cubic feet of gas.

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

Porosity.  The percentage of empty space within a rock.

Productive wells.  Producing wells and wells that are capable of production, including injection wells, salt water disposal wells, service wells, and wells that are shut–in.

Proved developed reserves.  Those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonably certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods and government regulations.  Samson’s proved developed reserves conform to the definitions approved by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress, except that they are based on price and cost parameters which allow for future changes in current economic conditions

Proved properties. Properties with proved reserves.

Proved reserves.  Estimated quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, can be estimated with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.  Proved reserves are sub-classified into either proved developed reserves or proved undeveloped reserves.

Proved undeveloped reserves.  Estimated proved reserves that are expected to be recovered from new wells on undeveloped acreage or from existing wells where a relatively major expenditure is required for recompletion.

Psig. Pounds  of force per square inch.

Shale gas.  Non-conventional natural gas that is produced from reservoirs predominantly composed of shale with lesser amounts of other fine grained rocks rather than from more conventional sandstone or limestone reservoirs.

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

FORWARD-LOOKING STATEMENTS

Written forward–looking statements may appear in documents filed with the Securities and Exchange Commission (“SEC”), including this annual report, documents incorporated by reference, reports to shareholders and other communications.

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

Forward–looking statements appear in a number of places in this annual report and include but are not limited to management’s comments regarding business strategy, exploration and development drilling prospects and activities at our Jonah Field, Look Out Wash Field, State GC Field, Sabretooth, North Stockyard and Hawk Springs properties, oil and gas pipeline availability and capacity, natural gas and oil reserves and production, our ability to comply with conditions of the waivers already given under  our credit facility with our principal lender or that may be given in the future, meet our capital raising targets and follow our use of proceeds plan described herein, our ability to and methods by which we may raise additional capital, production and future operating results.

In this annual report, the use of words such as “anticipate,” “continue,” “estimate,” “expect,” “likely,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify uncertainties. While we believe that the expectations reflected in those forward–looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward–looking statements. The differences between actual results and those predicted by the forward looking statements could be material. These differences may be attributed to the factors described herein under the heading “Risk Factors” of this Annual Report, or other factors not listed there, including, without limitation, the following:

•	deviations in and volatility of the market prices of both crude oil and natural gas;

•	our entrance into transactions in derivative instruments;

•	the timing, effects and success of our acquisitions, dispositions and exploration and development activities;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production;

•	timing, amount, and marketability of production;

•	third party curtailment, processing plant or pipeline capacity constraints beyond our control;

•	our ability to find, acquire, market, develop and produce new properties;

•	effectiveness of management strategies and decisions;

•	the strength and financial resources of our competitors;

•	climatic conditions;

•	changes in the legal and/or regulatory environment and/or changes in accounting standards;

•	policies and practices or related interpretations by auditors or regulatory entities;

•	unanticipated recovery or production problems, including cratering, explosions, fires; and

•	uncontrollable flows of oil, gas or well fluids

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

The selected financial data presented below is for the fiscal years ended June 30, 2010, 2009, 2008, 2007 and 2006.  The information for the fiscal years ended June 30, 2010, 2009 and 2008 is derived from our audited consolidated financial statements and notes thereto included in this annual report.

The data should be read in conjunction with the consolidated financial statements included elsewhere in this annual report.

Information prepared in accordance with International Financial Reporting Standards.

	Year ended June 30, 2010 US$	Year ended June 30, 2009 US$	Year ended June 30, 2008 US$	Year ended June 30, 2007 US$	Year ended June 30, 2006 US$
Total Revenue from continuing operations	5,112,395	4,656,775	7,394,643	6,866,107	4,313,986
Profit/(Loss) from continuing operations after tax	817,233	(30,159,175)	(2,913,881)	(2,074,483)	(16,540,897)
Profit/(loss) from discontinued operations after tax	-	–	418,038	158,137	(2,240,252)
Profit/(Loss) to members at Samson Oil & Gas Ltd.	817,233	(30,159,175)	(2,495,843)	(1,916,346)	(18,781,149)
Earnings/(Loss) per ordinary share from continuing operations (cents) – Basic	0.08	(12.49)	(1.44)	(1.08)	(15.90)
Earnings/(Loss) per ordinary share from continuing operations (cents) – Diluted	0.07	(12.49)	(1.44)	(1.08)	(15.90)
Earnings/(Loss) per ordinary Share (cents) – Basic	0.08	(12.49)	(1.23)	(1.00)	(18.00)
Earnings/(Loss) per ordinary Share (cents) – Diluted	0.07	(12.49)	(1.23)	(1.00)	(18.00)
Total Assets	39,569,947	23,132,644	52,766,686	54,058,075	56,846,719
Net Assets	25,115,668	4,613,116	32,970,695	32,376,780	35,034,071
Long Term Debt	11,283,999	16,846,207	12,899,693	17,656,069	17,894,552
Contributed Equity	75,714,264	55,985,941	55,511,344	52,484,660	52,498,886
Number of ordinary shares*	1,654,959,087	245,919,216	209,154,216	192,263,833	192,263,833
Dividends	–	–	–	–	–

* This number represents ordinary shares issued and registered on the Australian Securities Exchange and equates to ADS on a ratio of 20 ordinary share per ADS.

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

Risks Related To Our Business and Industry

We recorded an impairment on the carrying value of our oil and gas assets during the fiscal year ended June 30, 2010, and may again in the future record additional impairments.

Our balance sheet has been prepared using a reserve report prepared by a reservoir engineering consulting firm to support the carrying value of the oil and gas assets presented in the balance sheet. Based on this reserve report, we recognized an impairment expense for the six months ended June 30, 2010 of $1,143,863, primarily in relation to the Jonah and Lookout Wash Fields in Wyoming.  The impairment recognized at year end was primarily in relation to the decrease in gas prices. While the oil price has strengthened since year end, the natural gas price remains weak.  Subsequent adverse changes in oil and gas prices or drilling results may result in us being unable to recover the carrying value of our long-lived assets, and make it appropriate to recognize more impairments in future periods. Such impairments could materially and adversely affect our results of operations.

Oil and natural gas prices are extremely volatile, and decreases in prices have in the past and could in the future adversely affect our revenues, cash flows and profitability.

Our revenues, profitability and future rate of growth depend principally upon the market prices of oil and natural gas, which fluctuate widely. Sustained declines in oil and gas prices may adversely affect our financial condition, liquidity and results of operations. For example, if the price of oil and natural gas were to have been 10% lower in the years ended June 30, 2010 and 2009, the net loss we reported for June 30, 2009 would have increased by 1.54 % and the net profit would have decreased by 62.3% for the year ended June 30, 2010.

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

We cannot predict future oil and gas prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Additionally, the location of our producing wells may limit our ability to take advantage of spikes in regional demand and resulting increases in price.  While increased demand would normally be expected to increase the prices we receive for our natural gas, other factors, such as the recent sharp downturn in worldwide economic activity, may dampen or even reverse any such positive impact on prices.

Lower oil and natural gas prices may not only decrease our revenues, but also may reduce the amount of oil and natural gas that we can produce economically. Such a reduction may result in substantial downward adjustments to our estimated proved reserves and require write–downs of our properties. If this occurs, or if our estimates of development costs increase, our production data factors change or our exploration results do not meet expectations, accounting rules may require us to write down the carrying value of our oil and natural gas properties to fair value, as a non–cash charge to earnings. International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) require us to assess impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to estimated discounted future net cash flows on a field–by–field basis, using estimated production based upon prices at which management reasonably estimates such products to be sold. If net capitalized costs exceed discounted future net cash flows, the measurement of impairment is based on estimated fair value, which would consider future discounted cash flows. We were required to recognize impairment charges at June 30, 2010 of $1,143,863, based primarily on the deterioration of oil and natural gas prices. If current prices and conditions worsen, we may incur substantial additional impairment charges in the future, which could have a material adverse effect on our results of operations.

The worldwide crisis in credit and financial markets may affect our ability to obtain additional funding on acceptable terms.

In light of our recently strengthened cash position, we do not believe the recent turmoil in the global financial system will adversely affect us in the immediate future, but we may face challenges in the future if conditions in the financial markets do not improve. For example, we may require additional capital to develop our undeveloped acreage or pursue new opportunities, but financing may be unavailable to us for such activity.  While our current cash position could be used to acquire new prospects or develop some of our undeveloped acreage, we may wish to use debt financing for a portion of such costs.  If other funding is not available, or is available only on unfavorable terms, our drilling plans, capital expenditures and other future business opportunities could be limited, to the detriment of our revenues and results of operations.

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

As a result of these and other factors, we will be required to periodically reassess the amount of our reserves, which may require us to recognize a write–down of our oil and gas properties, as occurred at December 31, 2008, June 30, 2009 and June 30, 2010.

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

To manage our exposure to price risks in the marketing of our natural gas and as required by Macquarie under our Loan Facility, we have entered into hedging arrangements for a portion of our oil and natural gas production. As of December 17, 2010, we have ratio collars in place with respect to our 2010 and 2011 production.

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

A significant portion of our producing properties are located in the  Rocky Mountains and  are vulnerable to extreme seasonal weather, environmental regulation and production constraints.

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

The unavailability or lack of capacity of these systems and facilities, which result from factors beyond our control, could result in the shut–in of producing wells or the delay or discontinuance of development plans for properties. We currently own an interest in several wells that are capable of producing but may have their production curtailed from time to time at some point in the future pending gas sales contract negotiations, as well as construction of gas gathering systems, pipelines, and processing facilities

Petroleum exploration and development involves substantial business risks.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;

•	unexpected abnormal pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse changes in prices;

•	weather conditions;

•	ability to fund capital necessary to develop exploration properties and producing properties;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment, including equipment needed for drilling, fracture stimulating and completing wells.

Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market–related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the viability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic if  water or other deleterious substances are encountered that impair or prevent the production of oil and/or natural gas from the well.

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

We may be required to prepare an environmental impact statement (“EIS”) in order to obtain the permits necessary to proceed with the development of certain oil and gas properties. There can be no assurance that we will obtain all necessary permits and, if obtained, that the costs associated with completing the EIS and obtaining such permits will not exceed those that had been previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could cause us to delay or abandon the further development of these properties.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition. For example, regulations limiting or prohibiting the process of fracture stimulating oil or gas wells because of its potential effect on drinking water is currently the subject of regulatory scrutiny and legislative changes in some states.  While none of our properties are expected to be subject to any such changes, there is no assurance that this will remain the case.  In addition, over the years, we have owned or leased numerous properties for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners or lessees who were not under our control. Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of any such previously released materials or property contamination at such locations, in some cases regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

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

Risks Related to Our Securities

We may lose our status as a “foreign private issuer” under SEC regulations, which may increase our compliance costs.

Although the test to determine our status for the fiscal year beginning July 1, 2011 will not be conducted until December 31, 2010, we believe it to be likely we will lose our status as a “foreign private issuer” under SEC rules, effective as of July 1, 2011.  If so, we would be required to comply with additional reporting and other requirements  imposed by U.S. securities laws on U.S. domestic issuers, which are more extensive than those applicable to foreign private  issuers by these U.S. laws. We could also be required to prepare financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) in addition to, or in substitution for, our financial statements prepared in accordance with IFRS pursuant to ASX requirements.  Generating two separate sets of financial statements, or just converting our historical IFRS financial statements to U.S. GAAP financial statements, would be a substantial burden that would impose significant one time or continuing administrative and accounting costs on us.  As a result of becoming a U.S. domestic issuer, which is likely, the legal, accounting,  regulatory and compliance costs to us under U.S. securities laws would be significantly higher than those we presently incur as a foreign private issuer.

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

The price of our Ordinary Shares is quoted in Australian dollars and the price of our ADSs is quoted in U.S. dollars.  Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our Ordinary Shares. During the calendar year 2010, the Australian dollar has, as a general trend, appreciated significantly against the U.S. dollar but this may not always be the case.  If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline correspondingly, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. In the unlikely event that dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADSs will receive from the Bank of New York Mellon, our depositary. While we would ordinarily expect such variances to be adjusted by inter-market arbitrage activity that accounts for the differences in currency values, there can be no assurance that such activity will in fact be an efficient offset to this risk.

The prices of our Ordinary Shares and ADSs have been and will likely continue to be volatile.

The trading prices of our Ordinary Shares on the ASX and of our ADSs on the NYSE Amex have been, and likely will continue to be, volatile.  Other natural resource companies have experienced similar volatility leading us to  expect that the results of exploration activities, the price of oil and natural gas, future operating results, market conditions for natural resource shares in general, and other factors beyond our control, could have a significant, adverse or positive impact on the market price of our Ordinary Shares and ADSs.  We also believe that this volatility creates opportunities for arbitrage trading between the ASX and NYSE Amex markets.  While we recognize that arbitrage trading is an appropriate market mechanism to eliminate the differences between different trading markets resulting from the combination of volatile stock prices and inter-market inefficiencies, some of our shareholders may not be in a position to take advantage of the potential profits available to arbitrageurs in such cases.

The trading prices of our ADSs may be adversely affected by short selling, some of which may be in violation of law.

“Short selling” is the sale of a security that the seller does not own, including a sale that is completed by the seller’s delivery of a “borrowed” security (i.e. the short seller’s promise to deliver the security).   Short sellers make a short sale because they believe that they will be able to buy the stock at a lower price than their sales price. Significant short selling of a security may create an incentive for market participants to lower the trading prices of that security.  Historically, short selling on United States trading markets seldom led to such a downward spiral in trading prices because of SEC and stock exchange rules that limited the times when a short sale could be effected (the “Uptick Rule”).  With the repeal of the Uptick Rule and the passage of SEC Regulation SHO, manipulation of trading prices on U.S. exchanges by short sellers has become much more prevalent in recent years, and a public outcry led the SEC to modify the regulatory scheme for short selling in 2008. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 also addressed short selling regulations but there are continuing doubts about the efficacy of the regulation of short selling on U. S trading markets, even after the Dodd-Frank measures.

 We may be deemed to be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes.  If we are or we become a PFIC, it would have negative tax consequences to holders of our ADSs.

Potential investors in our Ordinary Shares or ADSs should consider the risk that we could be now, or could in the future become, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. We do not believe we will be a PFIC for the current taxable year and we do not expect to become a PFIC in the foreseeable future. However, the tests for determining PFIC status depend upon a number of factors, some of which are beyond our control and subject to uncertainties, and accordingly we cannot be certain of our PFIC status. We do not undertake an obligation to determine our PFIC status, or to advise investors in our securities as to our PFIC status, for any taxable year.

If we were determined to be a PFIC for any year, holders of our Ordinary Shares or ADSs who are U.S. persons for U.S. federal income tax purposes (“U.S. holders”) whose holding period for such Ordinary Shares or ADSs includes part of a year in which we are a PFIC generally will be subject to a special, highly adverse, tax regime imposed on “excess distributions” of a PFIC.  This regime will apply irrespective of whether we are still a PFIC in the year the “excess distribution” is made or received. “Excess distributions” for this purpose would include not only specified distributions received on shares in a PFIC but also gains by a U.S. holder on a sale or other transfer of the shares (including certain transfers that would otherwise be tax-free).  Under the PFIC rules, excess distributions would be allocated ratably to the U.S.  holder’s holding period. The portion of any excess distributions allocated to the current year or prior years before we first became a PFIC would be includible by the U.S. holder as ordinary income in the current year. The portion of any excess distributions allocated to prior years would be taxed to such holder at the highest marginal rate applicable to ordinary income for each year (regardless of the holder’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges.  In addition, dividends received from a PFIC are not “qualified dividend income” and are subject to taxation at ordinary income rates.

In certain cases, U.S. holders may make elections to mitigate the adverse tax rules that apply to PFICs (the “mark–to–market” and “qualified electing fund” or “QEF” elections), but these elections may also accelerate the recognition of taxable income and could result in the recognition of ordinary income.  We have never received a request from a holder of our Ordinary Shares or ADSs for the annual information required to make a QEF election and we have not decided whether we would provide such information if a request were to be made.  Additional adverse tax rules will apply to U.S. holders for any year in which we are a PFIC and own or dispose of shares in another corporation that is itself a PFIC. Special adverse rules that impact certain estate planning goals could apply to our Ordinary Shares or ADSs if we are a PFIC.

While we intend to take all reasonable steps to avoid being classified as a PFIC for U.S. income tax purposes, U.S. holders should be aware of the risk and the adverse tax consequences of such a determination.

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers our ADSs on our behalf. Each ADS is represented by a certificate evidencing a specific number of ADSs. Our ADS holders are not treated as shareholders and do not have the rights of shareholders which are described below in “Description of Ordinary Shares.” The depositary is the holder of the Ordinary Shares underlying our ADSs. Holders of our ADSs have ADS holder rights. A deposit agreement among us, the depositary and our ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. For a description of ADS holder rights, see Item 12, “Description of Securities Other Than Equity Securities.”

Our ADS holders do not have the right to receive notices of general meetings or to attend and vote at our general meetings of shareholders. Our practice is to give ADS holders notices of general meetings and enable them to vote at our general meetings of shareholders, but we are not obligated to continue to do so.  Our ADS holders may instruct the depositary to vote the Ordinary Shares underlying their ADSs, but only when we ask the depositary to ask for their instructions.  Although our practice is to have the depositary ask for the instructions of ADS holders, we are not obligated to do so, and if we do not, our ADS holders would not be able to exercise their right to vote.  On the other hand, ADS holders can exercise their right to vote the Ordinary Shares underlying their ADSs by withdrawing the Ordinary Shares. While it is possible that our ADS holders would not know about the meeting enough in advance to withdraw the Ordinary Shares, announcements of our shareholder meetings are made by press release and copies of the announcement are routinely filed with the SEC on Form 6-K.

When we do ask the depositary to seek our ADS holders’ instructions, the depositary notifies our ADS holders of the upcoming vote and arranges to deliver our voting materials and form of notice to them. The depositary then tries, as far as practicable, subject to Australian law and the provisions of the depositary agreement, to vote the Ordinary Shares as our ADS holders instruct. The depositary does not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADS holders may not be able to exercise voting rights.

Similarly, while our ADS holders would generally receive the same dividends or other distributions as holders of our Ordinary Shares, their rights are not identical.  Dividends and other distributions payable with respect to our Ordinary Shares generally will be paid directly to those holders.  By contrast, any dividends or distributions payable with respect to Ordinary Shares that are held as ADSs will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of Ordinary Shares their ADSs represent. In addition, while it is unlikely there may be circumstances in which the depositary may not pay to our ADS holders the same amounts distributed by us as a dividend or distribution, such as when it is unlawful or impractical to do so. See the next risk factor below.

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

In the case of a cash dividend, the depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States.  In the unlikely event that it is not possible to convert a cash dividends or distribution into U.S. dollars, then the deposit agreement with the depositary allows the depositary to distribute foreign currency only to those ADS holders to whom it is possible to do so.  There is also a risk that, if a distribution is payable by us in Australian dollars, the depositary may hold some or all of the foreign currency for a short period of time rather than immediately converting it for the account of the ADS holders.   Because the depositary will not invest the foreign currency, will not be liable for any interest on the unpaid distribution or for any fluctuation in the exchange rates during a time when the depositary has not converted the foreign currency, our ADS holders could lose some of the value of the distribution.

While unlikely, the depositary may determine that it is unlawful or impractical to convert foreign currency to U.S. dollars or  to make the same distribution to ADS holders that is made to holders of Ordinary Shares. This means that, under rare circumstances, our ADS holders may not receive the same distributions we make to the holders of our Ordinary Shares or receive the same value for their ADSs if it is illegal or impractical for us or the depositary to do so.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. Three of our four directors named in this annual report reside outside the U.S. Substantially all of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

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

On January 7, 2008, we began trading our ADSs on the American Stock Exchange (“AMEX”). Our initial registration statement on Form 20–F was declared effective by the Securities Exchange Commission on January 4, 2008.  In June 2008, the membership group of AMEX approved a merger between AMEX and NYSE Euronext Inc, the parent company of the New York Stock Exchange.  After this merger was completed in October 2008, AMEX was renamed as the NYSE Amex, where our ADSs are currently traded.

Significant Acquisitions and Dispositions, Capital Expenditures and Divestitures

In June 2010, we agreed to sell 24,166 acres of undeveloped oil and gas leases in Goshen County, Wyoming to Chesapeake Energy Corporation for $3,275 per acre.  This sale was completed in November 2010 and we received total net proceeds of $73.7 million. We retain ownership of 16,000 net acres in Goshen County.  By electing to sell the majority of the Goshen County acreage, management determined that crystallizing a portion of the value of the highly appreciated acreage into cash was a prudent way for us to manage our interest in this highly appreciated property.  The sale has strengthened our cash reserves and our balance sheet, giving us the financial resources to develop the acreage we retained in Goshen County as well as the ability to expand and finance our other exploration and development efforts.

Our capital expenditures arise almost entirely from the drilling activity in the oil and gas properties in which we have an interest.  Most recently, in September 2010, we successfully drilled our fifth Mississippian Bakken well in the North Stockyard field in Williams County, North Dakota, the Earl 1-13H. This well is awaiting fracture stimulation. Our estimated drilling costs of this well are $2,019,727.

In July 2010, we successfully drilled our fourth Bakken well in our North Stockyard Field in Williams County, North Dakota, the Rodney #1-14H.  This well is awaiting fracture stimulation.  Our estimated drilling costs of this well are $1,676,293

In May 2010, we drilled our third Bakken well in our North Stockyard Field in Williams County, North Dakota, the Gary #1-24H.  This well was successfully fracture stimulated in September 2010 and has commenced production. Our estimated drilling costs of this well were $2,297,649. The Gary #1-24H well has produced 36,597 barrels of oil and 52,881 MMcfg through November 30, 2010.  This equates to an average rate of approximately 530 Bopd and 766 Mcfg/d.

In February 2010, the Gene #1-22H was successfully drilled in our North Stockyard Field in Williams County, North Dakota, to a measured total depth of 17,060 feet, including 5,500 feet of horizontal section drilled within the Middle Bakken Formation. The well underwent fracture stimulation and had an initial production rate of 2,936 barrels of oil equivalent per day (“Boepd”). The Gene #1-22H well has produced 70,051 barrels of oil and 84.8 MMcfg through November 30, 2010. This equates to an average rate of approximately 289 Bopd and 350 Mcfg/d.  The drilling costs were $1,830,805.

The Davis Bintliff #1 well in Brazoria County, Texas, was drilled and completed in during the first half of fiscal 2009, at a cost of $1,209,810.  The well was deviated to a subsurface target displaced laterally 4,000 feet to the northwest of the surface location such that all targets could be intersected vertically.  At November 30, 2010, the Davis Bintliff #1, also known as the Sabretooth Prospect, was currently producing 3.9 MMcfg/d and 45 Bopd from the Oligocene Lower Frio Formation.  The cumulative production from the well is 2.45 Bcfg and 29,899 Bbls through November 30, 2010.  Samson has a 12.5% working interest before payout and a 9.375% working interest thereafter in the well.  The Davis Bintliff #1 has added significantly to our proved developed assets.  Moreover, because the well is in the Gulf Coast Basin, the gas produced is being sold at Henry Hub prices.

 In November of 2009 the Leonard 1-23H well, located in the Williston Basin was fracture stimulated.  The results of the stimulation were very positive as production increased six fold over the pre-frac production rate.  The well, which was drilled in the historically productive Bakken Formation, has current average daily production of 70 bopd.  Samson has a 10% working interest in the Leonard 1-23H, which is part of the North Stockyard Project in North Dakota.  Our drilling costs associated with this well were $678,786.

In April of 2008, the State GC #2 well was drilled and logged at a cost of $1,031,065.  Currently the well is producing at a rate of 5 barrels of oil and 8 Mcf per day from the Permian Bone Spring Formation.  This reservoir has yet to be fracture stimulated and plans are to do so in the first quarter of 2011 to increase production.

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

Nature of Operations.  Our principal business is the exploration and development of oil and natural gas properties in the United States.  Currently, we have five material producing oil and gas properties. We do not operate any of our material, producing properties; rather, we own a working interest in each property and have entered into operating agreements with third parties under which the oil and gas are produced and sold.  The following table sets forth a summary of certain information about our material properties – for a more detailed description of each property, please see “Item 4.  Information about the Company – Section D.  Property, Plants and Equipment.”

Material Oil and Gas Properties

	Samson Proved Reserves at June 30, 2010
Property and Location	Oil Bbls	Gas MMcf	Working Interest
Jonah Field, Green River Basin, Wyoming	28,100	4,897	21.0
Look Out Wash Field, Green River Basin, Wyoming	20,100	3,918	18.2
State GC Oil and Gas Field, New Mexico	62,500	96.9	37.0
North Stockyard, Williston Basin, North Dakota	256,300	243.7	30.0
Davis Bintliff, Brazoria County, Texas	-	580.3	9.375

Each of the properties listed above is operated by a third party operator who conducts all activities at these properties pursuant to the terms of joint operating agreements.  Consequently, operating results with respect to those properties are beyond our control.

In addition to the material properties listed above, we are undertaking exploration and development activities at certain other properties, including but not limited to the 17,000 acres of undeveloped acreage in our Hawk Springs prospect in Goshen County, Wyoming, that we retained after our sale of 24,166 adjacent acres to Chesapeake Energy Corporation for $3,275 per acre.  We also intend to continue to pursue the acquisition of other oil and gas properties and to pursue strategic opportunities in our industry.

Principal Markets.  As of June 30, 2010, we operate in one reportable segment, the exploration for, and the, development and production of, oil and natural gas in one geographic area, being the United States.  Set forth below are our assets, revenues and net loss for the prior three years (excluding discontinued operations) in the United States.

	Identifiable Assets (Liabilities)	Revenues Net Profit/(Net Losses)
2010	$25,813,985	$5,101,537
	(13,093,573)	(4,509,857)

2009	$22,937,753	$4,655,149
	(18,390,731)	(30,722,912)

2008	$52,265,539	$7,376,102
	(16,315,770)	(982,690)

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

Seasonality.  Oil and gas exploration and production in the Rocky Mountain and Midwest regions may be adversely affected by seasonal conditions.  During the winter and spring months, extreme weather conditions, including significant snow and rainfall, can limit or curtail drilling and production activities.  Moreover, certain of the leases covering our properties contain environmental stipulations, designed to protect seasonal wildlife habitats, prohibit exploration drilling and other development activities during certain times of the year.  Seasonal supply and demand pressure also affects the price of oil and natural gas.

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

Because we are not the majority owner of any of our material producing properties, we have limited input into the negotiation of the operator’s marketing arrangements.  To minimize the impact to us of fluctuating gas prices, we have entered into fixed forward swap contracts with Macquarie Bank Limited.  Please see “Item 5.  Operating and Financial Review and Prospects –C.  Trend Information.”

Material Effects of Governmental Regulation.  The exploration and production of oil and gas is subject to material and significant regulation by the United States federal, state and local governments that require us to conduct field operations and extraction activities in accordance with numerous environmental and other regulations.  Examples of types of governmental laws and regulations that may have a material effect on our business include:

•	permitting requirements for exploration and drilling activities;

•	restrictions on substances that can be released during drilling and production;

•	limitations on the number of wells drilled or prohibitions on drilling in certain areas; and

•	requirements to mitigate and remediate the environmental effects of drilling and production.

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

A compressor upgrade was installed in the Jonah Field in March 2007, which consisted of increasing the horsepower from 1200 to 1800 HP and enlarging the throughput capacity.  This upgrade resulted in an initial increase in the gross production rate from the field of 2.2 MMcfpd from 4.8 MMcfpd to 7.0 MMcfpd.  The compression upgrade was necessary because of the additional development wells that have been brought on stream in the adjacent part of the field, which has seen an accelerated infill development.  These development wells are not in the same portion of the Jonah Field in which Samson has an interest.  The compression upgrade has lowered the inlet pressure to between 50 to 100 psi from a previous range of between 250 to 300 psi. In early 2010, due to a reduction in gross production rate, the compressor was replaced with a smaller, more efficient 1,480 HP unit as part of a cost saving program.

During the year ended June 30, 2010, we recognized net impairment of $921,060 in regard to this field.  This was due to the reserve value of the field decreasing following the weakening in the gas price during the year.

At June 30, 2010, the Jonah Field had net proved reserves of 28,100 Bbls and 4,897 MMcf.

Look Out Wash Field, Wyoming

Samson 18.2% Working Interest

The Look Out Wash Field is located in the Washakie Basin, which is part of the Greater Green River Basin, and is currently producing from 20 wells on Samson’s acreage.  The Field is operated by Cabot Oil and Gas Corporation.

This field produces principally from the Almond Bar, which is a stratigraphically bound trap.  Several formations above and below this main target are gas productive including:

•
The Almond Fluvial formation, an interbedded sand shale and coal bed sequence, has until recently been considered a secondary target. This formation is now being included in completions and has added incremental flow rate and reserves to the Almond Bar, which is the primary target in the field.

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

During fiscal 2008, this field experienced some operational problems as a result of mechanical problems associated with the third party gathering company’s compression system. Operations in this field returned to normal in April 2008.

During the year ended June 30, 2010, we recognized net impairment of $305,603 in regard to this field.  This was due to the reserve value of the field decreasing on account of the weakening in the gas price during the year.

At June 30, 2010, the Look Out Wash Field had net proved reserves of 20,100 Bbls and 3,918 MMcf.

State GC Oil and Gas Field, New Mexico

Samson 37.0% Working Interest

The State GC oil and gas field, located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres.  The field currently has two wells, the State GC #1 and State GC#2.  State GC #1 has produced 597,567 Bbls of oil and 0.84 Bcf of gas from the Permian Lower Leonard formation through October 31, 2010.  This well currently produces an average of 50 Bopd.  Samson has a 37% working interest in this field, which is operated by Penroc Oil Corporation.

The State GC #2 well was drilled and logged in April 2008.  Currently this well is producing at a rate of approximately 5 Bopd and 8 Mcfg/d. The State GC #2 has produced 3,894 barrels of oil and 6.7 MMscf of gas from the Bone Springs formation through October 31, 2010. Further completion operations have taken place to tap into an additional hydrocarbon bearing reservoir to increase production in this well; however, hydraulic fracturing services have not been available to complete the work scope. We estimate the new zone will be enhanced for production during the first quarter of 2011.

During the year ended June 30, 2010, we recognized net impairment of $2,982 for this field due to the reserve value of the field decreasing on account of the weakening in the gas price during the year.

At June 30, 2010, the State GC field had net proved reserves of 62,500 Bbls and 96.9 MMcf.

North Stockyard Project –Williston Basin, North Dakota

Samson 34.5% Working Interest

In December 2006, Samson acquired a 34.5% working interest in 3,303 acres adjacent to the North Stockyard Oil Field, which is located in the Williston Basin in North Dakota and is currently operated by Zavanna LLC.

To date, our North Stockyard project has delivered six well locations, with a seventh planned for the first quarter of 2011.

The Harstad #1–15H well was completed in March 2007 and surface facilities have been constructed. The oil cut has been constant at around 60%. An acid fracture stimulation was undertaken in February 2008, which increased the production rate of this well from 60 Bopd to an average of 120 Bopd for the first two months after the fracture stimulation.  As expected, however, production gradually decreased after this initial two month period. As of the end of November 2010, the well was producing 41 Bopd from the Bluell Member of the Mississippian Mission Canyon Formation.

The Leonard #1–23 H is a Mississippian Middle Bakken Formation oil test that was drilled with horizontal lateral in November 2008. The horizontal lateral was drilled to a total depth of 17,110 feet and a 4.5 inch liner with associated external casing packers set in the lateral section between 11,505 feet and total depth.  A fracture stimulation of the well occurred in November 2009, which increased the production rate six-fold from approximately 50 Bopd and 100 Mcf/d pre-frac to over 300 Bopd and 500 Mcf/d post-frac. While the original objective of this well was the Bluell Member of the Mississippian Mission Canyon Formation, we elected to reduce our working interest to 10% in the deepening to the Bakken Formation in this well, while maintaining its 37.5% equity interest in the Bakken Formation for the balance of the acreage.  We were therefore able to achieve an evaluation of the Bakken Formation in this well bore at a modest exposure while retaining significant equity in the balance of the acreage, which has continued to be developed following the success of this initial Bakken well.

In February 2010, the Gene #1-22H was successfully drilled to a measured total depth of 17,060 feet, including 5,500 feet of horizontal section drilled within the Middle Bakken Formation. The well underwent fracture stimulation and had an initial production rate of 2,936 Boepd. The Gene #1-22H well has produced 70,051 barrels of oil and 84.8 MMcfg through November 30, 2010. This equates to an average rate of approximately 289 Bopd and 350 Mcfg/d. The drilling costs were $1,830,805.

In May 2010, the Company drilled its third Bakken well in the North Stockyard Field , the Gary #1-24H.  This well was successfully fracture stimulated in September 2010 and has commenced production. The Gary #1-24H well has produced 28,260 barrels of oil and 40,238 Mmcfg in its first 36 days of being online. The Gary #1-24H well has produced 36,597 barrels of oil and 52.881 MMcfg through November 30, 2010.  This equates to an average rate of approximately 530 Bopd and 766 Mcfg/d.

In July 2010, the Company successfully drilled its fourth Bakken well in the North Stockyard Field, the Rodney #1-14H.  This well is awaiting fracture stimulation.

In September 2010, the Company successfully drilled its fifth Bakken well in the North Stockyard Field in Williams County, North Dakota, the Earl 1-13H.  This well is awaiting fracture stimulation.

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

At June 30, 2010, Samson’s North Stockyard project had net proved reserves of 256,300 Bbls and 243.7 MMcf.

Davis Bintliff #1 Well (Sabretooth Prospect) Brazoria County, Texas

Samson 9.375% Working Interest

Drilling operations were completed on the Davis Bintliff #1 well, also known as the Sabretooth prospect, on September 4, 2008. Casing and cementing operations were completed and the drilling rig was demobilized on September 5, 2008.  This well is operated by Davis Holdings.

The Davis Bintliff #1 well was completed and flow tested at the end of October 2008.  The well was perforated from 14,341feet to 14,359feet and 14,354feet to 14,368feet.  The well flow tested 6.17 MMscfd and 74 Bopd with no water production at 9,738 Psig flowing tubing pressure on a 13/64th surface choke setting.

The well flow was constrained by a relatively small choke size to ensure that the production casing was not subjected to mechanical stress that could have compromised its structural integrity.  The well experienced a final surface shut–in pressure of 9,804 Psig – implying an initial reservoir pressure of 11,634 Psig.

At November 30th, 2010, the Davis Bintliff #1 is currently producing 3.9 MMcfg/d and 45 Bopd from the Oligocene Lower Frio Formation.  The cumulative production from the well is 2.45 Bcfg and 29,899 Bbls through November 30, 2010

Hawk Springs Project, Goshen County, Wyoming

Samson 50.0%-100% Working Interests

Samson entered into a joint venture agreement in May 2006 to acquire acreage in the Hawk Springs project area, located in the Denver–Julesburg Basin in Wyoming. The venture holds approximately 144,000 acres and covers three prospective formations.

The Cretaceous Niobrara formation, a fractured chalk reservoir, is the primary target for the project. There has been significant production from this formation in the Silo Field, which is approximately 30 miles to the south of the Hawk Springs area. The Silo Field was discovered in 1982 but it was not until 1992, when horizontal drilling was applied to the field, that significant recoveries were made. Wells drilled using this technique have averaged a recovery of 230,000 Bbls of oil compared with average recoveries of around 25,000 Bbls for vertical wells.  We believe that with the new multi-stage fracture stimulation technology that is available today, the average 230,000 Bbls horizontal well in the Silo field could potentially produce twice as much or more.  Samson intends to use this new technology in its potential new wells on its approximately 16,000 net acres after Samson’s 65 square mile 3-D seismic survey is acquired, processed, and interpreted, which is currently scheduled to be completed in the first quarter of 2011.

Samson recently sold over 24,166 net acres to Chesapeake Energy just to the south of Samson’s core 17,000 net acre area for $73.7 million.   We plan to use a sizeable portion of the proceeds to develop the Niobrara play on Samson’s approximately 17,000 net acres.  Several wells have already been drilled by other companies to the south of Samson’s position with reported initial production rates exceeding 1,500 Bopd.

The Creataceous J–Sand Sandstone Formation is also productive throughout the larger Wattenberg Field and Denver–Julesburg Basin area, with productive wells drilled recently by Delta Petroleum and Noble Energy. Wells drilled in this formation average recovery of 1 Bcf.

The Cretaceous Codell Sandstone Formation is also productive in the Denver–Julesburg Basin with a cumulative production of 30 MMstb of oil and 320 Bcf of gas in the Wattenberg Field.

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

Greens Canyon Field, Wyoming

Samson 100% Working Interest

The Greens Canyon Gas Field is located seven miles west of the town of Rock Springs in Sweetwater County, Wyoming. Samson acquired a 12,000–acre lease block originally accumulated by Kestrel Energy, Inc., which is comprised of federal, state and UPRC/Anadarko fee lands in the area, when it acquired Kestrel in 2006. The field has been delineated by five wells and a 25–square mile 3D seismic survey.  Three of the wells are currently producing through Samson’s 17–mile long pipeline connected to Duke Energy Field Services Overland Trail sales line.  Production has been established from three intervals: the Baxter Shale, the Second Frontier and the Muddy. Five additional zones (Dakota, Nugget, Phosphoria, Weber, and Madison) are moderately to highly prospective.  The Greens Canyon Second Frontier, Muddy, and Dakota intervals are the stratigraphic equivalents of the key producing horizons on the Moxa Arch and Rock Springs Uplift.  Production is controlled by subtle faults that have created updip seals to form traps at each horizon.  The faulting has also resulted in a four–way closure at the Nugget and deeper horizons that have not been tested to date.

Two wells were drilled in this project area in 2000 to evaluate the Frontier/Muddy Dakota reservoirs. Mechanical difficulty with both of these wells meant that the Muddy Formation has never been completed satisfactorily, despite very encouraging initial flow rates.

In 2006, an existing well bore was used to drill a highly deviated under balanced test of the Baxter Shale in the Greens Canyon Field.  Hole stability problems did not allow the under balance drilling technique to be utilized and the well failed to recover commercial quantities of hydrocarbons.  However, the drilling did provide additional information suggesting that the future programs should be aimed at fracture stimulating the Baxter Shale.

Also in 2006, a fracture stimulation of one of the Baxter zones was undertaken in the 29–2 well. This stimulation resulted in an incremental flow rate of around 60 to 100 Mcfp/d. This rate, while modest, was in line with expectations because the treatment was over a 305–foot interval, compared to a total section thickness of 3,500 feet.  In management’s view, the flow indicates that the Baxter Shale is capable of flowing at rates similar to those being achieved in the Vermillion area to the southeast of the project area.  To evaluate these reservoirs further, recompletion via hydraulic fracture stimulation in the upper Baxter Shale in the 29–2 well may be undertaken in the future.

Given current gas prices and the change in the Company’s direction to focus on oil, it is unlikely that material expenditures will be made in this field in the near future.

Due to lease expirations the current net acres in this project is 4,466 acres.

Browns Ranch Project, Wyoming

Samson 100.% Working Interest

The Browns Ranch Project consisted of 1,900 acres on trend with the 175 Bcf South Baxter Field in the Green River Basin, Wyoming.

Given current gas prices and the change in the Company’s direction to focus on oil, these leases were allowed to lapse during the fiscal year ended June 30, 2010.  No costs were capitalized in relation to these leases.

Flaming Gorge Project, Wyoming

Samson 100.% Working Interest

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

In May 2008, we entered into a joint venture arrangement with Devon Energy Production Company to continue exploration activities in the Rock Springs West project area.  Under this agreement Devon was required to complete a 3-D seismic shoot over the area.  This was completed in July 2008 and the processed data was received in September 2009.  We interpreted the 3-D seismic data and identified a few prospects; however, given current gas prices and the change in the Company’s direction to focus on oil, it is unlikely that material expenditures will be made in this field in the near future.

Following the Devon joint venture transaction the current net acres attributable to Samson are 1,600 acres.

Oil and Gas Reserves

The information set forth below regarding the Company’s oil and gas reserves, for the year ended June 30, 2010 was prepared by Ryder Scott Company, an independent reserve engineering firm.  The information set forth below regarding the Company’s oil and gas reserves for the year ended June 30, 2009 and 2008 was prepared by Robert Gardner, our former Vice President – Engineering. All reserves are located within the continental United States.

Estimated Proved Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves can be categorized as developed or undeveloped.

	Year ended June 30, 2010				Year ended June 30, 2009			Year ended June 30, 2008
	Oil Mbbls		Gas MMcf	Total MMcfe	Oil Mbbls	Gas MMcf	Total MMcfe	Oil Mbbls	Gas MMcf	Total MMcfe
Beginning of year	251		9,447	10,951	469	13,300	16,112	482	19,329	22,221
Revisions of previous quantity estimates	(33	).	(92)	(290)	(201)	(3,570)	(4,776)	1	(3,867)	(3,861)
Extensions, discoveries and improved recovery	264		1,433	3,017	8	402	450	39	129	363
Sale of reserves in place	-		-	-	-	-	-	(26)	(1,561)	(1,717)
Production	(31)		(669)	(855)	(25)	(685)	(835)	(27)	(730)	(893
End of year	451		10,119	12,823	251	9,447	10,951	469	13,300	16,112
Proved developed producing reserves	275		5,450	7,100	225	5,978	7,346	312	8,322	10,194
Proved undeveloped reserves	176		4,669	5,723	26	3,469	3,605	157	4,978	5,918
Total Proved Reserves	451		10,119	12,823	251	9,447	10,951	469	13,300	16,112

Our proved undeveloped reserves consist of potential well locations in our Jonah, Lookout Wash and North Stockyard fields.   Our proved undeveloped  reserves increased in the current year from the year ended June 30, 2009 following the successful drilling of a two wells in our North Stockyard Field, which led to increased proved undeveloped  locations within this field. Subsequent to fiscal year June 30, 2010 end, three of the four well locations in North Stockyard field were drilled and completed. One is currently producing while the remaining two are awaiting fracture stimulation.  The remaining North Stockyard proved undeveloped  location is expected to be drilled during 2011.

As we are not the operator of our interests in the Jonah or Lookout Wash fields, the development of these  proved undeveloped  reserves is largely out of our control though we do believe they will be drilled in the next five years.

Proved Developed Reserves

Proved developed reserves are those reserves expected to be recovered from existing wells, with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped reserves are those reserves expected to be recovered from new wells on undeveloped acreage or from existing wells where a relatively major expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.  Estimated development costs on our proved undeveloped fields are approximately $12.1 million, though we may make other arrangements to reduce that expense or obtain additional financing to develop them.  The feasibility of development is also heavily dependent upon future commodity prices.  As such the timing of drilling and development activities depends upon a number of factors that are outside of our control. While as of the date of this filing, we continue to expect that the operators of these properties will develop the reserves within a reasonable period of time and that the capitalized costs will be recoverable from future operations, there is no assurance that the reserves will be developed or that there will not be future impairment of these costs.

Standardized Measure of Discounted Future Net Cash Flows

Future hydrocarbon sales and production and development costs have been estimated using a 12 month average price for the commodity prices for June 30, 2010 and fiscal year end prices for June 30, 2009 and 2008 and costs in effect at the end of the periods indicated. We changed the pricing method used in the determination of reserve values following the implementation of the revised SEC rule in relation to oil and gas reporting. The average 12 month historical average of the first of the month prices used for natural gas for June 30, 2010,  and the year end prices for June 30, 2009, June 30, 2008, and June 30, 2007 were $3.75, $2.975, $10.23 and $4.26 per Mcf, respectively. The 12 month historical average of the first of the month prices used for oil for June 30, 2010 and the 12 year end prices used for oil for June 30, 2009, June 30, 2008 and June 30, 2007 were $66.53, $57.06, $125.78 and $60.73 per BOE, respectively.  Future cash flows were reduced by estimated future development, abandonment and production costs based on period–end costs.  No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs.  All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions.  This table should not be construed to be an estimate of current market value of the proved reserves attributable to Samson.

In previous reports, Samson did not include the effect of future income taxes in its calculation of the Standardized Measure of Discounted Future Net Cash Flows from its oil and gas properties (“SMOG”) because Samson’s substantial tax loss carryforwards, or net operating losses (“NOLs”) attributable to its proved reserves made it unlikely that Samson would pay any significant income taxes on income derived from those reserves.  The table below reflects the effect of future income taxes on the SMOG, however, because Samson’s recent sale of a portion of its unproved reserves in Goshen County, Wyoming, for $73.7 million is expected to utilize substantially all of Samson’s existing NOLs.  Samson also believes that reflecting the impact of future income taxes in its SMOG calculation is appropriate under the circumstances because many other public companies disclose the impact of future impact taxes, making Samson’s SMOG more readily comparable with that disclosed by those other companies.

The following table shows the estimated standardized measure of discounted future net cash flows relating to proved reserves:

	Fiscal Year Ended June 30
	2010	2009	2008	2007
Future cash inflows	$67,996	$67,630	$191,083	107,729
Future production costs	(23,288)	(20,290)	(45,328)	(37,458)
Future development costs	(11,910)	(5,416)	(10,160)	(7,687)
Future income taxes	-	(143)	(32,443)	(4,314)
Future net cashflows	32,798	41,781	103,152	58,270
10% discount	(17,675)	(24,054)	(48,390)	(30,277)
Standardized measure of discounted future net cash flows relating to proved reserves	15,123	17,727	54,762	27,992

The principal sources of changes in the standardized measure of discounted future net cash flows during the periods ended June 30, 2010, June 30, 2009 and June 30, 2008 are as follows:

	Fiscal Year Ended June 30
	2010	2009	2008
Beginning of year	$17,727	$54,762	$27,993
Sales of oil and gas produced during the period, net of production costs	(3,139)	(2,696)	(4,704)
Net changes in prices and production costs	(943)	(36,948)	63,816
Previously estimated development costs incurred during the period	-	-	453
Changes in estimates of future development costs	(6,494)	59	(1,072)
Extensions, discoveries and improved recovery	6,360	987	1,629
Revisions of previous quantity estimates and other	(611)	(10,480)	(17,324)
Sale of reserves in place	-	–	(7,704)
Purchase of reserves in place	-	–	–
Change in future income taxes	1.021	7,233	(7,172)
Accretion of discount	1,727	5,476	2,820
Other	(525)	(666)	(3,973)
Balance at End of Year	15,123	17,727	54,762

Additional Oil and Gas Disclosures
As at December 1, 2010
Gross productive oil wells	58
Net productive oil wells	7
Gross productive gas wells	62
Net productive gas wells	15
Wells with multiple completions	3
Gross Developed Acres	18,454
Net Developed Acres	4,867
Gross Undeveloped Acres	47,519
Net Undeveloped Acres	25,160

All of Samson’s acreage positions are located in the continental United States, with the majority located in Wyoming.  Samson has extensive leases with a variety of remaining lease terms varying from two to five years. In many cases we have the ability to extend the lease term or drill a well to hold the acreage by production.

Oil and Gas Production Information

During the years ended June 30, 2010, 2009 and 2008, we produced 30,719, 24,608 and 27,173 barrels of oil, respectively.  During the years ended June 30, 2010, 2009 and 2008, we produced 668,848, 684,160 and 730,415 Mcf of gas, respectively.

Samson has two Fields (as such term is used within the meaning of applicable regulations of the Securities Exchange Commission – See Glossary of Terms) that contain more than 15% of our total proved reserves, being our interests in the Jonah and Lookout Wash Fields in Wyoming.

The following table discloses our oil and gas production volume, revenue and expenses from these two fields individually for the fiscal year ended June 30, 2010:

	Fiscal Year Ended June 30, 2010
	Jonah	Lookout Wash
Oil volume (Bbls)	1,063	825
Revenue - $	66,981	50,144
Average Price per barrel	$63.01	$60.78

Gas volume (mcf)	187,407	285,329
Revenue - $	735,793	1,084,431
Average price per mcf	$3.93	$3.80
Per unit production and lease operation costs – per BOE*	3.71	5.00
* Does not include valorem and severance taxes.

Drilling Activity

	Fiscal Year Ended June 30
	2010	2009	2008
Net productive exploratory wells drilled in period	Nil	Nil	0.37
Net dry exploratory wells drilled in period	1	0.125	Nil
Net productive development wells drilled in period	0.23	0.1	0.17
Net dry development wells drilled in period	Nil	Nil	Nil

Exploratory wells

Ripsaw Prospect, Grimes County, Texas
100% working interest
In April 2010, we drilled the Ripsaw #1 well.  This well targeted a Yegua Formation channel, which had been identified from seismic data.  The well was abandoned after it was determined that the targeted seismic amplitude was caused by hydrocarbon – stained lignitic shales and not the anticipated gas-filled channel sandstone.  The dry hole costs associated with this well were $794,791 and have been included in exploration and evaluation expenditure expense in the income statement.

Drilling Activities

In February 2010, the Gene #1-22H was successfully drilled in our North Stockyard Field to a measured total depth of 17,060 feet, including 5,500 feet of horizontal section drilled within the Middle Bakken Formation. The well underwent fracture stimulation and had an initial production rate of 2,936 Boepd.  The Gene #1-22H well has produced 70,051 barrels of oil and 84.8 MMcfg through November 30, 2010. This equates to an average rate of approximately 289 Bopd and 350 Mcfg/d. The drilling costs were $1,830,805.

In May 2010, the Company drilled its third Bakken well in the North Stockyard Field in Williams County, North Dakota, the Gary #1-24H.  This well was successfully fracced in September 2010 and has commenced production. The Gary #1-24H well has produced 36,597 barrels of oil and 52.881 MMcfg through November 30, 2010.  This equates to an average rate of approximately 530 Bopd and 766 Mcfg/d.  Our drilling costs associated with the drilling of this well were $2,297,649.

Oil and Gas Revenue Information

The average sale price we achieved during the years ended June 30, 2010, June 30, 2009 and June 30, 2008 for oil was $67.50, $60.68 and $85.55 per barrel, respectively.

The average sale price we achieved during the years ended June 30, 2010, June 30, 2009 and June 30, 2008 for gas was $4.09, $4.14 and $5.79 per Mcf, respectively.

The average production costs (including lease operating expenses, production taxes and handling expenses) per Mcfe was $1.95 for the year ended June 30, 2010, $2.13 for the year ended June 30, 2009 and $1.87 for the year ended June 30, 2008.

Controls Over Reserve Report Preparation, Technical Qualifications and Technologies Used

Our  fiscal year-end reserve report was prepared by Ryder Scott based upon a review of property interests being appraised, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, geoscience and engineering data, and other information we provide to them. This information was reviewed by knowledgeable members of our company, or consultants to our company to ensure accuracy and completeness of the data prior to submission to Ryder Scott.

Upon analysis and evaluation of data provided, Ryder Scott issues a preliminary appraisal report of our reserves. The preliminary appraisal report and changes in our reserves are reviewed by our consulting reserve engineer and our Chief Executive Officer for completeness of the data presented and reasonableness of the results obtained. Once all questions have been addressed, Ryder Scott issues the final appraisal report, reflecting their conclusions.

The practitioner responsible for overseeing the preparation of our reserves at Ryder Scott has bachelor’s degree in geology from University of Missouri and a master’s degree in geological engineering from the University of Missouri at Rolla.  He has over 30 years experience in estimation and evaluation of petroleum reserves and is a member of numerous professional bodies.

The consultant responsible for overseeing the preparation of our reserve report within the company has a Masters of Business Administration from the University of Denver and a Bachelor of Mechanical Engineering from the University of Colorado and has over 10 years experience in reservoir engineering.

Item 4A.   Unresolved Staff Comments

None

Item 5.   Operating and Financial Review and Prospects

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. GAAP.

The following discussion and analysis should be read in conjunction with the Selected Financial Data presented in Item 3 of this Annual Report and the accompanying financial statements and related notes included in this filing.  The following discussion contains forward–looking statements that reflect our future plans, estimates, beliefs and expected performance.  Actual results may differ materially from those anticipated in such forward looking statements.  See “Item 3.  Key Information – D.  Risk Factors” and the section entitled “Forward–Looking Statements.”

A.	Results of Operations

1.	Results of Operation – fiscal years ended June 30, 2010 and 2009

This review of our results of operations, accounted for using International Financial Reporting Standards (“IFRS”), should be read in conjunction with our audited financial statements for the years ended June 30, 2010 and June 30, 2009.

The result for the fiscal year ended June 30, 2010 was a net profit attributable to members of the parent, after income tax, of $817,233, compared to a net loss attributable to members of the parent, after income tax, of $30,159,175 for the year ended June 30, 2009.

	Fiscal Year Ended		Variance	% Change
Item	June 30, 2010 US$	June 30, 2009 US$	US$	%
Continuing Operations
Oil and gas revenues	$5,088,077	$4,646,437	$441,640	9.50%
Cost of sales	(3,418,843)	(3,732,042)	313,199	(8.39)
Gain on cancellation of portion of embedded derivative/options	-	735,072	(735,072)	(100.00)
Gain/(loss) on movement in fair value of embedded derivative	-	2,049,983	(2,049,983)	(100.00)
Impairment expense of oil and gas properties	(1,143,863)	(21,706,181)	20,562,318	94.73
Exploration cost	(1,569,456)	(4,861,545)	3,292,089	67.72
General and administration cost	(3,336,914)	(4,811,922)	1,475,008	30.65
Finance costs	(1,430,410)	(5,579,047)	4,435,637	79.50
Gain on fixed forward swaps	34,435	1,186,910	(1,152,475)	(97.10)
Movement in fair value of derivative instruments	147,279	1,876,936	(1,729,657)	(92.15)
Income tax benefit	6,317,000	-	6,317,000	100.00
Profit/ (Net loss) for period attributable to members of the parent after tax	817,233	(30,159,175)	30,976,408	102.10

Oil and gas revenues

Oil and gas revenues increased from the year ended June 30, 2009 to the year ended June 30, 2010, from $4,646,437 to $5,088,077.  The increase is a result of a combination of an increase in oil production for the year and an increase in the average oil price realized. The average oil sale price received increased from $60.68 per barrel for the year ended June 30, 2009 to $67.50 per barrel for the year ended June 30, 2010.  In addition oil production increased from 24,608 Bbls for the year ended June 30, 2009 to 30,719 Bbls for the year ended June 30, 2010.

The realized gas price decreased from $4.14 per Mcf for the year ended June 30, 2009 to $4.09 per Mcf for the year ended June 30, 2010. In addition gas production decreased slightly for the year ended June 30, 2010 to 668,848 Mcf from 684,160 Mcf for the year ended June 30, 2009.

The prevailing oil and natural gas prices will continue to have a significant impact on the revenue we recognize in regard to our oil and gas sales.  In September 2006, February 2007, March 2009 and November 2009 we entered into fixed forward swap contracts with Macquarie Bank Limited in an effort to minimize the impact of fluctuating gas prices on our revenues.  Refer to “Item 11— Quantitative and Qualitative Disclosures About Market Risk” and “Note 27— Financial Instruments” for further details on  the commodity derivatives used by Samson.

These financial instruments do not meet the requirements for hedge accounting under IFRS, thus the movement in the fair value of the hedge is recognized in the income statement in other income.  During the year ended June 30, 2010, we recognized an unrealized gain of $147,279 in relation to these financial instruments.  During the year ended June 30, 2009 we recognized an unrealized gain of $1,876,936 in relation to these financial instruments. There was less downward movement in the commodity prices underlying the financial instruments from balance date of June 30, 2009 to balance date June 30, 2010 than occurred from balance date June 30, 2008 to balance date June 30, 2009.  This led to a lower gain recognized in relation to the movement in the value of these financial instruments from one balance date to the next.

 Cost of sales

Cost of sales decreased slightly from $3,732,042 for fiscal 2009 to $3,481,843 in fiscal 2010.  This decrease is a result of lower lease operating costs being charged by the operators of our fields.

Gain on cancellation of portion of embedded derivative/options

In March 2009, we cancelled the then–outstanding options issued to Macquarie Bank Limited.  As a result of this cancellation we recognized a gain on cancellation of embedded derivative options of $735,072, which was the fair value of the options on the date they were cancelled.  This was recorded in the income statement as other income.

We did not recognize a similar gain for the year ended June 30, 2010.

Fair value of embedded derivative

We recognized an embedded derivative in relation to our $21,000,000 Loan Facility with Macquarie Bank Limited.  This facility was originally drawn down to $21,000,000 in May 2006.  See “Item 10.  Additional Information – C.  Material Contracts.” The facility provided for the issuance of up to 21,000,000 options to Macquarie.  Following the repayment of $1,000,000 in June 2006, 1,000,000 options were cancelled in accordance with the facility.  2,940,000 options were also cancelled in May 2008, following a further repayment of tranche B of this facility.  On March 13, 2009 we entered into an agreement with Macquarie Bank Limited whereby all options were cancelled in return for us issuing 36,800,000 fully paid Ordinary Shares to Macquarie Bank Limited at no cost to Macquarie.

Prior to the cancellation of the options, this conversion option had been classified as an embedded derivative and was bifurcated from the host contract.  Until the options were cancelled on March 13, 2009, we had recognized a gain of $2,049,983 for the period ending June 30, 2009.

In accordance with current accounting standards, we valued the embedded derivative component of the Loan Facility with Macquarie Bank Limited at its inception date and revalue it as of each reporting date.  Changes in this value are recorded in the income statement for the relevant period.

We did not recognize a similar gain for the year ended June 30, 2010.

Impairment

Included in the loss for fiscal year ended June 30, 2009 is $21,706,181 of impairment expense of oil and gas properties compared to $1,143,863 for fiscal year ended June 30, 2010. The loss recognized for the current year is as a result of the continued decline in the price of natural gas and oil from that forecast at June 30, 2009 to that forecast at June 30, 2010.

Generally speaking, our impairment losses were not attributable to well performance or a decrease in reserve volumes from June 30, 2009 to June 30, 2010 and was attributable to a decrease in the future gas price used to estimated our reserve value.

The global financial crisis has caused significant decrease in the demand for all forms of energy in the United States and elsewhere, including the oil and gas produced by our properties.  We have been particularly affected by the decrease in demand for natural gas from industrial users in North America which has contributed to the general deterioration in natural gas prices in the United States.

Given the global nature of the oil market and the size of the natural gas market in comparison to our production, we are, in essence, a price “taker” in terms of our production and we have no control over the prices we receive for our commodities.

Impairment expense was recorded against the following fields:

	Impairment (Expense)/Reversal
Field	June 30, 2010	June 30, 2009
Jonah, Wyoming	$(921,060)	$(10,835,150)
Look Out Wash, Wyoming	(305,603)	(8,740,367)
Pierce Unit, Wyoming	-	(824,864)
Hilight, Wyoming	-	(507,001)
North Stockyard, North Dakota	108,815	(597,187)
State GC, New Mexico	(2,982)	(78,758)
Other	(23,033)	(122,854)

Total	(1,143,863)	(21,706,181)

 Exploration Expenditures

Exploration expenditures decreased significantly for the year ended June 30, 2010, to $1,569,456 from $4,861,545 for the year ended June 30, 2009. During the fiscal year end June 30, 2009 we reviewed our exploration and evaluation assets carried on the balance sheet and in light of the commodity prices, impaired these assets, resulting in a charge of $4,597,052 included in the exploration expenditure for the prior year.  The written off expenditure related to costs of drilling wells and the acquisition of exploration acreage for which the determination of proved reserves was still pending at the time of the impairment, located in our Hawk Springs, Wyoming, San Simeon, New Mexico and Rock Springs West, Wyoming project areas.

Expenditure in fiscal year 2010 primarily relates to monies expended drilling the Ripsaw Prospect ($794,791) in Texas. This well was a dry hole and all costs were immediately expensed.

General and Administration Expense

General and administration expense decreased from the year ended June 30, 2009 to the year ended June 30, 2010 from $4,811,922 to $3,336,914.  During the year ended June 30, 2010, the Board of Directors, executives and staff took temporary reductions of between 10% and 30% of their cash salary to help the Company reduce expenses and conserve cash.  Shares were issued to the Directors, executives and staff in light of this salary reduction. The cost associated with these share based payments was $119,890 in the current year, compared to share based payments in the prior year of $33,962.

Foreign exchange losses of $1,307,006 were included in general and administrative expense for the year ended June 30, 2009, compared to nil recognized in the current year.  The foreign exchange loss recognized in the prior year was a result of movement in the AUD:USD exchange rate associated with the valuation of the embedded derivative, which involved Australian dollar denominated securities and U.S. dollar denominated debt.  The options which gave rise to the embedded derivative were cancelled during the prior year, permitting us to avoid recognizing any foreign exchange gains or losses for the year ended June 30, 2010.

Finance Costs

Finance costs decreased from $5,579,047 for the year ended June 30, 2009 to $1,430,410 for the year ended June 30, 2010.  Included in the finance costs for fiscal 2009 is a loss of $3,134,341 on financial liabilities carried at amortized cost on re–estimation of cash flows.  We did not recognize a similar expense for the year ended June 30, 2010. Interest expense recognized decreased from $2,328,246 for fiscal year June 30, 2009 to $1,312,393 for fiscal year June 30, 2010.  We also repaid $5,673,752 on our Loan Facility during the fiscal year ended June 30, 2010, which in turn reduced the interest expense.

Gain on fixed forward swaps

We recorded a gain on our fixed forward swaps of $34,435 during the fiscal year ended June 30, 2010, a decrease from $1,186,910 recorded during the fiscal year ended June 30, 2009. The gain on the fixed forward swaps decreased significantly due to the change in the payout profile, after we entered into new hedges in November 2009. The new derivative instruments were collars and therefore had a wider pricing band whereby no financial settlements with the counterparty was required. Refer to “Item 11— Quantitative and Qualitative Disclosures About Market Risk” and “Note 25 – Financial Instruments” for further details in relation to our use of derivatives.

Income tax benefit

We recorded an income tax benefit of $6,317,000 in fiscal 2010 compared to nil benefit in the prior year.  By virtue of the sale of acreage in Goshen County, Wyoming in September and October 2010 for approximately $73.7 million, our likelihood of making a tax payable profit for the year ended June 30, 2011 became more than probable. According to IFRS, we were required to recognize a portion of net operating losses that would be likely to be utilized in future fiscal years.

2.	Results of Operations – fiscal years ended June 30, 2009 and 2008

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

	Fiscal Year Ended		Variance	% Change
Item	June 30, 2009 US$	June 30, 2008 US$	US$	%
Continuing Operations
Oil and gas revenues	$4,646,437	$7,330,294	$(2,683,857)	(36.6)%
Cost of sales	(3,734,042)	(3,362,369)	371,673	11.05
Gain on cancellation of portion of embedded derivative/options	735,072	684,420	50,652	7.4
Gain on financial liabilities carried at amortized cost on re–estimation of cash flows	–	654,733	(654,733)	(100.0)
Gain/(loss) on movement in fair value of embedded derivative	2,049,983	(1,237,831)	3,287,814	265.6
Reversal of impairment	–	4,532,258	(4,532,258)	(100.0)
Impairment expense of oil and gas properties	(21,706,181)	–	(21,706,181)	–
Exploration cost	(4,861,545)	(2,641,021)	(2,220,524)	(84.07)
General and administration cost	(4,811,922)	(7,440,102)	(2,628,180)	(35.3)
Finance costs	(5,579,047)	(3,163,076)	(2,415,971)	(76.3)
Gain on fixed forward swaps	1,186,910	297,000	889,910	299.6
Movement in fair value of derivative instruments	1,876,936	(1,485,326)	3,362,262	226.4
Profit from discontinued operations after tax	–	418,038	(418,038)	(100.0)
Net loss for period attributable to members of the parent	(30,159,175)	(2,495,843)	27,663,332	1,108.3

Oil and gas revenues

Oil and gas revenues decreased significantly from the year ended June 30, 2008 to the year ended June 30, 2009, from $7,330,294 to $4,646,437.  The decrease was a result of a decrease in the average recognized commodity prices for the fiscal year ended June 30, 2009. In addition, production volumes decreased approximately 7.0%, which was in line with the forecast production curves for our properties.

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

These financial instruments do not meet the requirements for hedge accounting under IFRS, thus the movement in the fair value of the hedge is recognized in the income statement.  During the year ended June 30, 2009, we recognized an unrealized gain of $1,876,936 in relation to these financial instruments.  During the year ended June 30, 2008 we recognized an unrealized expense of $1,485,326 in relation to these financial instruments. The gain recognized in the year ended June 30, 2009 is recorded in other income, whereas the expense recognized in the 2008 fiscal year is recorded as general and administration expenditure. As a result of the high commodity prices experienced at June 30, 2008, our derivative instruments were valued at a liability of $1,977,390, with the decrease in the commodity prices at June 30, 2009 leading to a gain being recorded in relation to the movement in the fair value of the derivative instruments.

Cost of sales

Cost of sales increased slightly from $3,362,369 for the fiscal year ended June 30, 2008 to $3,734,042 in fiscal year ended June 30, 2009.  This increase is partly a result of a higher depletion charge (which is included in the cost of sales)  incurred for the fiscal year ended June 30, 2009.  This was due to the lower reserve volumes recorded as at June 30, 2009, which in turn led to a higher depletion rate.

Gain on cancellation of portion of embedded derivative/options

In March 2009, we cancelled the then–outstanding options issued to Macquarie Bank Limited.  As a result of this cancellation we recognized a gain on cancellation of embedded derivative options of $735,072 which was the fair value of the options on the date they were cancelled.  This has been recorded in the income statement as other income. This was an increase from the gain recognized for the fiscal year ended June 30, 2008 of $684,420.

Gain on financial liabilities carried at amortized cost on re–estimation of cash flows

During the fiscal year ended June 30, 2008, as a result of a change in the expected repayment date of the debt outstanding, the amortized value of our debt under our Loan Facility with Macquarie Bank Limited was also reduced by $654,733.  This was recorded in the income statement as other income.

We did not recognize a similar gain for the year ended June 30, 2009.

Fair value of embedded derivative

We recognized an embedded derivative in relation to our $21,000,000 credit facility with Macquarie Bank Limited.  This facility was originally drawn down to $21,000,000 in May 2006.  In June 2006, $1,000,000 was repaid.  See “Item 10.  Additional Information – C.  Material Contracts.” The facility allows for the issuance of up to 21,000,000 options to Macquarie.  Following the repayment in June 2006, 1,000,000 options were cancelled in accordance with the facility.  2,940,000 options were also cancelled in May 2008, following a further repayment of tranche B of this facility.  On March 13, 2009 we entered into an agreement with Macquarie Bank Limited whereby all options were cancelled in return for us issuing 36,800,000 fully paid Ordinary Shares to Macquarie Bank Limited at no cost to Macquarie. See “Item 10.  Additional Information – C.  Material Contracts.”

Prior to the cancellation of the options, this conversion option had been classified as an embedded derivative and was bifurcated from the host contract.  Until the options were cancelled on March 13, 2009, we recognized a gain of $2,049,983 on the movement of the valuation of the embedded derivative.  This was an increase from the loss of $1,237,831 recognized for the year ended June 30, 2008. The increase in the movement is due to a change in the inputs used to value the embedded derivative following changes in the market conditions.

In accordance with current accounting standards, we valued the embedded derivative component of the Loan Facility at its inception date and revalue it as of each reporting date.  Changes in this value are recorded in the income statement for the relevant period.

Impairment

Included in the loss for fiscal year ended June 30, 2008 is $4,532,258 of reversal of impairment losses recognized in prior periods compared to impairment expense of oil and gas properties of $21,706,181 for fiscal year 2009, the majority of which were recorded in the half year ended December 31, 2008.

For the half year ended December 31, 2008, we recognized impairment losses of $20,699,022.  These losses were determined based on our proven reserves at December 31, 2008 discounted at 10%.  These impairment losses were primarily attributable to the significant deterioration in the underlying commodity prices as of December 31, 2008, as described in the tables below.  With limited exceptions, these impairment losses were not attributable to well performance or a decrease in reserve volumes.

The global financial crisis that began in 2008 caused significant decrease in the demand for all forms of energy in the United States and elsewhere, including the oil and gas produced by our properties.  We have been particularly affected by the decrease in demand for natural gas from industrial users in North America, which has contributed to the general deterioration in natural gas prices in the United States.

To illustrate, the average commodity prices utilized in determining the value of Samson’s proved reserves at December 31, 2008 decreased dramatically from those used to determine the proved reserves at June 30, 2008.

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

In addition to the impairment recognized at the half year December 31, 2008, we recognized additional impairment expense of $1,007,159 at June 30, 2009.  This impairment was a result of the continued deterioration in the commodity prices in 2009.  The impairment expense was recognized in relation to the following fields:

Field	June 30, 2009
North Stockyard, North Dakota	$(597,187)
Hilight Field, Wyoming	(305,197)
State GC, New Mexico	(78,458)
Other	(26,317)

Total	(1,007,159)

 2008 Impairment Reversals

The size of our December 31, 2008 impairment losses was impacted by the strengthening of energy prices in the first half of calendar 2008, which led to our Board of Directors’ determination, that, as of June 30, 2008, the weaker prices and other conditions that had led to impairments being recorded during prior periods (including as of December 31, 2007) no longer existed.  Accordingly at the time, impairment reversals totaling $4,532,258 were recognized at June 30, 2008, most of which related to the three fields described below:

Field	Impairment Reversed	Reason for reversal
Pierce	$611,907	Primarily an oil field, the increase in oil prices as well as remedial workover activity led to an increase in the reserve value.
Jonah	$2,525,486	The reserve value of this field increased primarily due to the strengthening gas price and stronger than expected well performance.
Look Out Wash	$1,047,284	The reserve value of this field increased primarily due to the strengthening gas price and deferred production being realized from a previous extended shut–in period.
Other	$347,581

Exploration Expenditure

Exploration expenditure increased significantly for the year ended June 30, 2009 to $4,861,545 from $2,641,021 for the year ended June 30, 2008. During the fiscal year ended June 30, 2009 we reviewed our exploration and evaluation assets carried on the balance sheet and in light of the commodity prices, impaired these assets, resulting in a charge of $4,597,052 included in the exploration expenditure for the year.  The written off expenditure related to costs of drilling wells and the acquisition of exploration acreage for which the determination of proved reserves was still pending at the time of the impairment, located in our Hawk Springs, Wyoming, San Simeon, New Mexico and Rock Springs West, Wyoming project areas.

Expenditure in fiscal year 2008 primarily related to monies expended drilling the Stage Coach East Prospect ($1,612,575) in Wyoming and the South Goose Lake prospect ($363,695) in Montana.  Both wells were unproductive and have been plugged and abandoned.

General and Administration Expense

General and administration expense decreased from the year ended June 30, 2008 to the year ended June 30, 2009 from $7,440,102 to $4,811,922.  This was due in part to a number of non–cash expenses that we recognized during the year ended June 30, 2008.  During the year ended June 30, 2008, options were issued to key management personnel.  These options had a value of $340,341 on grant date and were expensed. During fiscal year 2009, $33,962 in share based payments was expensed.

We also recognized a gain of $1,876,936 in relation to the movement in the fair value of our derivative instruments for fiscal year 2009, compared to a loss of $1,485,326 for fiscal 2008.  The decrease in the fair value of the derivative instruments on the balance date is attributable to the low gas prices in place at balance date, compared to the higher prices in place at June 30, 2008 and is discussed in more detail in “Oil and Gas Revenues” above.

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

Exploration and Evaluation Expense

Exploration and evaluation expenditure in respect of each area of interest is aligned to the successful efforts method of accounting.  The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found.  Any such estimates and assumptions may change as new information becomes available.

Exploration and evaluation assets are assessed for impairment when facts and circumstances indicate that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount.  When assessing for impairment consideration is given to but not limited to the following:

o	the period for which Samson has the right to explore;

o	planned and budgeted future exploration expenditure;

o	activities incurred during the year; and

o	activities planned for future periods.

If, after having capitalized expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalized amount will be written off to the income statement.

Carrying Value of Proved Undeveloped Reserves

Proved undeveloped reserves are expected to be recovered from new wells on undeveloped acreage, from deepening existing wells to a different reservoir or where a relatively major expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.  Estimated development costs on our proved undeveloped fields are approximately $12.1 million, though we may we obtain additional financing or make other arrangement to develop these properties. Economic development is also heavily dependent upon future commodity prices and the activities of the operators our fields.  As such the timing of drilling and development activities depends upon a number of factors that are outside of our control. As at the date of this filing, we continue to expect that these fields will ultimately be developed by their operators and that the costs capitalized will be recoverable from future operations, but the timing of such development remains dependent on prevailing prices, particularly for those properties focused on natural gas.  Whenever oil and gas properties are developed, however, there is no assurance that there will not be future impairment of the costs incurred to drill the new wells.  The carrying value of proved undeveloped assets recorded in the Balance Sheet as at June 30, 2010 was $3,931,660.

Reserves Estimates

Our estimates of proved reserves are based on the quantities of oil and gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. For example, Samson must estimate the amount and timing of future operating costs, production, and property taxes, development costs, and workover costs, all of which may in fact vary considerably from actual results. In addition, as prices and cost levels change from year to year, the estimate of proved reserves also changes. Any significant variance in these assumptions could materially affect the estimated quantity and value of our reserves. Despite the inherent imprecision in these engineering estimates, our reserves are used throughout our financial statements. For example, we use the units–of–production method to amortize our oil and gas properties, which means that the quantity of reserves could significantly impact our depletion, depreciation and amortization expense.  The value of our reserves also impacts any impairment expense recognized.

In December 2008, the United States Securities and Exchange Commission released a final rule, “Modernization of Oil and Gas Reporting”. A revision was made to the pricing forecast to be used in regard to reserve estimates. For fiscal years ended after January 1, 2010, a twelve month historical average price must be used to determine reserves.  All reserve estimates contained in this report affected by the new rule have been prepared in accordance therewith.

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

Recent Accounting Pronouncements

Please refer to Note 2b) of the financial statements for information in regard to recent accounting pronouncements under IFRS.

B.	Liquidity and capital resources.

Our primary sources of liquidity have been equity sales, sale of investments held for trading, and the Loan Facility with Macquarie Bank Limited. Recently, our main source of liquidity was the sale of 24,166 acres in Goshen County, Wyoming to Chesapeake Energy Corporation for approximately $73.7 million as well as several equity offerings described below in “Financing Activities”.

Our primary use of capital has been acquiring, developing and exploring oil and natural gas properties, and we anticipate this will be our primary use of capital during the fiscal year ending June 30, 2011 as well.  As we continue to grow, we are continually monitoring the capital resources available to us to meet our future financial obligations, planned capital expenditure activities and liquidity.  Our future success in growing proved reserves and production will be highly dependent on capital resources available to us and our success in finding or acquiring additional productive reserves.

Our anticipated expenditure for exploration and development for the fiscal year ending June 30, 2011 is between $7.0 million and $10.0 million.  Some of the factors that will impact the level of capital expenditures include crude oil and natural gas prices, the volatility in these prices, the cost and availability of equipment, the plans of the operators of the wells and availability of capital.  We can fund our current development plan using our existing cash reserves.

Additional capital may be required to fully develop our reserves and exploration opportunities in the future, beyond our current development plan.  We continue to identify new exploration and development opportunities and will continue to manage our cash reserves in order to exploit these opportunities as appropriate when they arise.

Our ability to borrow funds in addition to our Loan Facility depends largely upon the value of our reserves; however, we do not anticipate any need to borrow additional funds during the next three to five years.

Our current lender Macquarie Bank has a security interest in all of our assets and has the ability to restrict our ability to borrow funds from other lenders.

Financing Activities

 Ordinary Shares

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

In the year ended June 30, 2009 we issued:

•
29,300,000 fully paid Ordinary Shares at no cost to Macquarie Bank Limited in accordance with an agreement entered into with Macquarie on March 13, 2009.  The shares were issued as consideration for the cancellation of the options originally issued to Macquarie in conjunction with the Loan Facility. As part of the agreement, an additional 2,000,000 shares were issued on July 1, 2009 and 5,500,000 shares were issued on November 6, 2009.

In the year ended June 30, 2010 we issued:

•	920,171,519 fully paid Ordinary Shares at US$ 1.08 cents per share to retail and institutional shareholders to raise US$9,974,639 pre costs.

•	124,999,995 fully paid Ordinary Shares at US$ 1.09 cents per share to retail and institutional shareholders to raise US$1,367,099 pre costs.

•	123,529,412 fully paid Ordinary Shares at US$ 2.80 cents per share to retail and institutional shareholders to raise US$3,502,508 pre costs.

•
205,189,880 fully paid Ordinary Shares at US$ 2.80 cents per share to retail and institutional shareholders to raise US$5,817,133 pre costs. These shares were issued in July 2010 though all applications were received prior to June 30, 2010.

•
9,225,000 fully paid Ordinary Shares at US$ 2.8 cents per share to retail and institutional shareholders to raise US$261,528 pre costs. These shares were issued in July 2010 though all applications were received prior to June 30, 2010.

•	22,394,462 Ordinary Shares upon the exercise of 22,394,462 options. The exercise price of these options was US$ 1.04 per share to raise US$304,921.

•
3,489,603 fully paid Ordinary Shares in conjunction with the reduction in salaries accepted by all employees and directors.  The shares were valued at the volume weighted average share price across the ASX and NYSE Amex for the period being compensated, which was May 1, 2009 to September 30, 2009 at $ 2.8 cents per share.

Sale of Goshen County Acreage

In June 2010, we agreed to sell approximately 24,166 acres of its acreage in Goshen County, Wyoming to Chesapeake Energy Corporation for $3,275 per acre.  This sale was completed in September and October of 2010.  We received total consideration of $73,673,157.  The financial impact of the transaction has not been included in the financial results of the fiscal year ended June 30, 2010, because the conditions precedent to the sale were not met until after year end.  We intend to use a portion of the proceeds of the sale to repay the Loan Facility debt held with Macquarie Bank Limited when it falls due in May 2011.

Capital Expenditures

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

During the year ended June 30, 2010 we spent $2,938,355 on oil and gas properties, including plant and equipment.  This included expenditures relating to drilling wells in the North Stockyard field in North Dakota.

As of the date of this filing, Samson anticipates capital expenditures in the next seven months ending June 30, 2011 of between $4.0 million and $10.0 million. This capital budget consists of capital for exploration and development programs and represents the largest planned use of cash available from operating activities and current cash reserves.

Loan Facility

On May 26, 2006, our wholly–owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to incur and secure senior convertible loans in an aggregate principal amount of $21 million (the “Loans”) for the purpose of financing the purchase of the Jonah and Look Out Wash Fields.  We repaid $1,000,000 of this loan at June 30, 2006 and an additional $2,940,000 in May 2008.  The Loan Facility was restructured in September 2009. In November 2009, we repaid an additional $4,473,573 with a portion of the proceeds from our rights offering conducted in October 2009 (described in the Introduction section of this annual report).  Despite this repayment the Loan Facility remains fully drawn down and no further funds are available.  As part of the terms of the Loan Facility, Macquarie holds a security interest in all of our assets.  As a result, we must obtain permission from Macquarie to dispose of any properties or to acquire any properties if additional debt will be involved in the acquisition. The Loan Facility is due for repayment on May 31, 2011.

On September 2, 2009 we restructured the loan facility.  Under the restructured loan facility, we are required to meet additional loan covenants in regard to EBITDA, crude oil and natural gas production.  See Note 16 in the financial statements for further details in regard to these covenants.

We are also required to maintain certain proved developed producing reserves to outstanding debt ratio. In relation to the discounted cash flow relating to all consolidated entity proved developed producing reserves to outstanding debt, the ratio must be no less than 1.2:1.

Other covenants include:

•	We are required to maintain a current ratio greater than 1:1.

•	We are required to maintain aged debts (over 90 days outstanding) of less than $1,000,000.

Debt covenants are measured at the end of June, March, September and December.  While we were in breach of the EBITDA covenant at June 30, 2010 as a result of the failure of our Ripsaw well, it was subsequently waived by Macquarie. We were in compliance with all other covenants at fiscal year end.

As at June 30, 2010, the outstanding face value of the Loan Facility was $11,386,248 versus $17,060,000 as of June 30, 2009 and $17,060,000 as of June 30, 2008.  The principal outstanding was $10,186,248 as at the date of this filing. We are in compliance with all applicable covenants of the Loan Facility as of the date of this filing and do not anticipate being in default in the foreseeable future.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend information.

Since June 2008 both the price of natural gas and crude oil have fallen significantly, though subsequent to fiscal year ended June 30, 2010, oil has recovered slightly.  Management anticipates this volatility to continue. Dramatic downward swings in the world prices for crude oil and natural gas could adversely affect the economic viability of Samson’s prospects.

Unlike crude oil prices, which are significantly influenced by global geopolitics, North American natural gas prices are primarily determined by the interaction of consumer and industrial demand and available supply.

We sell a significant portion of our gas at Colorado Interstate Gas (“CIG”) pricing. Historically, the CIG price has traded at a lower price compared to Nymex gas. In recent years, this differential grew significantly due to pipeline constraints in the area, with prices as low as $1.11 per Mcf recorded. The construction of the Rocky Express Pipeline has removed some of the pipeline constraints and reduced the basis differential between CIG and Nymex.  The final eastward leg has been completed and extended an additional 638 miles from Audrain County, Missouri to the Clarington Hub in Monroe County, Ohio.

In order to protect us from the uncertainty associated with oil and natural gas prices, we have entered into hedging arrangements with Macquarie Bank Limited. For a description of these hedging arrangements, see “Item 11— Quantitative and Qualitative Disclosures About Market Risk” and “Note 27 – Financial Instruments”.

In previous years, we have maintained our focus on exploration, development and production in the Rocky Mountain region of the United States. During the years ended June 30, 2009 and June 30, 2010 we diversified our geographical focus and drilled wells in North Dakota and Texas.  We are continuing to look at projects in a variety of geographical locations, in particular in the on–shore Texas Gulf Coast region.  Previously we have maintained a natural gas focus, however given the continued weakness in the natural gas price, we are changing our focus to exploration and development of oil wells. We plan to focus on three objectives in the coming 12 months:
1)	The appraisal and development of the Hawk Springs Project that we retained in Goshen County, Wyoming;
2)	The continuing development of the North Stockyard Bakken Formation project; and
3)	Exploration of the Company’s interests in the Gulf Coast onshore region.

E.	Off–balance sheet arrangements.

None.

F.	Tabular disclosure of contractual obligations.

	Payments due by period (as at June 30, 2010)
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Debt Obligations (1)	11,386,248	11,386,248	–	–	–
Operating Lease Obligations	182,254	117,587	64,667		–
Total (2)	11,568,502	11,503,835	64,667	–

(1)
The long term debt refers to funding provided by Macquarie Bank Limited and includes interest payable.  The loan is denominated in US$.  This loan was restructured subsequent to fiscal year end.  See “Item 10.  Additional Information – C.  Material Contracts.”

(2)
This table does not include the liability for dismantlement, abandonment and restoration costs of oil and gas properties.  In accordance with IFRS, we recorded a separate liability for the fair value of this restoration obligation.  See Note 15 of the notes to and forming part of the financial statements for the year ended June 30, 2010.  These liabilities are not expected to be extinguished in the foreseeable future.

Item 6.   Directors, Senior Management and Employees

A.	Directors and senior management.

Name	Title	Age	Date of First Election	Due for Re–Election*
Terence Barr	Managing Director	61	January 25, 2005	–
Neil MacLachlan	Chairman	69	June 18, 1998	November 2011
Victor Rudenno	Non–Executive Director	58	April 11, 2007	November 2011
Keith Skipper	Non–Executive Director	63	September 10, 2008	November 2012
Robyn Lamont	Chief Financial Officer	32	May 1, 2006	–
Robert Gardner(1)	Vice President – Engineering	41	October 1, 2007	–
David Ninke	Vice President – Exploration	39	April 1, 2008	–
Denis Rakich	Company Secretary	56	June 18, 1998	–

(1)	Mr. Gardner resigned effective July 10, 2009.

*	According to paragraph 3.6 of Samson Oil & Gas Limited’s Constitution, at each annual general meeting:

(a) one third of the Directors who are not:
                       i) Appointed, and required to retire;
                       i) The managing director; or
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

Neil Thacker MacLachlan.  Mr. Neil MacLachlan was appointed a director of the Company on June 18, 1998.  He has over 30 years investment banking experience in Europe, South East Asia and Australia.  Mr. MacLachlan was a former director of Wardley Holdings Ltd and Wardley Australia Ltd from 1979 to 1986 and of James Capel & Co.  Limited from 1986 to 1990.  All three companies were investment banking subsidiaries of The Hongkong and Shanghai Banking Corporation (HSBC Holdings Ltd).  He was deputy managing director of Svenska Handelsbanken’s UK investment banking division from 1990 until 1993 and from 1993 until 1997 he was employed by Barrick Gold Corporation as Executive Vice President, Asia.  Mr. MacLachlan was also a non executive Director of Golden Prospect Plc from 1997 to 2004.  From 2004 to 2007, Mr. MacLachlan served as an Executive Director of Ambrian Partners Limited, a UK based investment bank specializing in the natural resources sector.

Mr. MacLachlan was appointed Chairman of the Company, effective December 19, 2007.  During the past three years Mr. MacLachlan has also served as a director of the following other listed companies:

•	Kestrel Energy Inc.
•	Eurogold Ltd*
•	Extract Resources Ltd*
•	Oklo Uranium Ltd*
•	Kalahari Minerals Plc*
•	Cambridge Minerals Plc*
•	Brinkley Mining Plc *
•	Ambrian Capital Plc (formerly Golden Prospect Plc).

*	Denotes current directorships

Victor Rudenno.   Dr. Rudenno was appointed a director of the Company on April 11, 2007.  In 2002, Dr. Rudenno co–founded Equity Capital Markets Ltd an investment bank specializing in corporate advice and capital raisings which merged with Interfinancial in 2005  and was ultimately acquired by Tolhurst Limited in 2007. Dr Rudenno is now the principal of Revaluate Pty Ltd a corporate advisory firm.  From 1984 until 1995, Dr Rudenno worked in the stock broking industry as a mining analyst working for firms such as James Capel, DBSM and Prudential Bache.  In 1995, he moved to the corporate side of investment banking and worked for a number of leading firms including Macintosh Corporate, Deutsche Bank, Hartley Poynton and CIBC.

He is a Senior Fellow of the Financial Services Institute of Australasia (Finsia) and a Member of the Australasian Institute of Mining and Metallurgy.  Dr Rudenno holds a Bachelor of Mining Engineering degree, a Master of Commerce degree and a Doctor of Philosophy for his thesis on Mining Economics.  During his earlier academic career he lectured in mining economics both at the University of New South Wales and the University of Sydney.  Dr Rudenno also serves as non executive Director of Pilbara Minerals Limited.

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

During the last three years, Mr. Skipper has been a Director of the following public companies:
•	Red Sky Energy Limited
•	Rawson Resources Limited*
•	North Star Energy Limited (unlisted)*
•	Circumpacific Energy Corporation

*	denotes current directorships

Robyn Lamont.  Ms. Lamont has served as Samson’s Chief Financial Officer since May 1, 2006, prior to which she served as its Financial Controller since 2002.  Ms. Lamont graduated from the University of Western Australia in 1999 with a Bachelor of Commerce, majoring in Accounting and Finance.  She worked for Arthur Andersen in Perth, Western Australia, for three years and qualified as a Chartered Accountant through the Institute of Chartered Accountants in Australia in 2001.

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

The following table sets forth certain information with respect to the compensation of those individuals who served as our executive officers and directors during the year ended June 30, 2010.  As of June 30, 2010, we had four executive officers, including a President and Chief Executive Officer, a Chief Financial Officer, and a Vice President – Exploration and a Secretary.  As of June 30, 2010, we had four directors.

Effective May 1, 2009, the Board of Directors put in place a reduction in total cash and benefits remuneration of 30% for all directors and officers to conserve cash.  This reduction remained in place until June 1, 2010, at which time as the Directors determined it was no longer necessary.  In order to compensate the directors and officers for the reduction in cash and benefits remuneration during this period, they were granted Ordinary Shares valued at the volume weighted average price in amounts based on their respective unpaid salary and benefits.  Officers were also granted optional additional unpaid leave.

Summary Compensation

		Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Security Awards ($)	Awards Securities Underlying Options (#)(5)	All Other Compensation ($)
Terence Barr	2010	223,610	–	38,735	–	–
Managing Director, President,	2009	256,763	–	–	–	–
Chief Executive Officer

Robyn Lamont	2010	145,147	–	17,351	–	6,307
Chief Financial Officer	2009	184,669	–	–	–	1,836

Robert Gardner	2010	-	–	–	–	-
Vice President – Engineering (1)	2009	221,807	–	–	–	3,785

David Ninke	2010	172,733	–	30,852	–	3,873
Vice President – Exploration	2009	235,796	–	–	–	1,830

Denis Rakich	2010	91,378	–	10,025	–	–
Secretary	2009	86,509	–	–	–	–

Neil MacLachlan	2010	68,371	–	6,015	–	–
Director	2009	64,832	–	–	–	–

David Cairns	2010	-	–	–	–	–
Director (2)	2009	4,630	–	–	–	–

Victor Rudenno	2010	27,348	–	6,765	500,000	–
Director	2009	33,129	–	–	–	–

Keith Skipper	2010	27,348	–	6,765	500,000	–
Director (3)	2009	22,476	–	–	–	–

Neil Fearis	2010	–	–	–	–	–
Alternate Director (4)	2009	–	–	–	–	–

(1)	Mr. Gardner was appointed October 22, 2007 and resigned effective July 10, 2009.
(2)	Mr. Cairns resigned effective September 10, 2008.
(3)	Mr. Skipper was appointed September 10, 2008.
(4)  Mr. Fearis ceased to be an alternate director on December 19, 2007 following Mr. Burne’s resignation.  Mr. Fearis was appointed an alternate director for Mr. MacLachlan on October 1, 2009.
(5)	Options were issued to Mr. Skipper and Dr. Rudenno in November 2009.

Effective January 1, 2010, we entered into an employment contract with Mr. Barr to serve as the Chief Executive Officer for the Company and Samson Oil and Gas USA, Inc.  The agreement has an initial term of one year, however this may be extended.  The contract allows for an annual base salary of $250,000 with a $50,000 bonus payable if certain goals are met at November 30, 2010.  These goals were met and the bonus paid. The contract can be terminated with no termination benefits if certain production goals have not been met.  Should the contract be terminated with no cause, Mr. Barr is entitled to a termination payout of 90 days of the base salary.

Effective as of July 1, 2007, we entered into an employment agreement with Robyn Lamont, pursuant to which we engaged Ms. Lamont to serve as Chief Financial Officer of each of the Company and our wholly owned subsidiary, Samson Oil and Gas USA, Inc.  The agreement has an initial term of two years and allows for an annual base salary of $130,000.  Ms. Lamont is also entitled to reimbursement for the cost of owning and operating an automobile or other motor vehicle.  In event of a Change of Control (as defined in the agreement), Ms. Lamont is entitled to receive a lump sum payment equal to the greater of (x) one half of the annual base salary or (y) the annual base salary prorated over the remainder of the contract term.  Effective July 1, 2008, Ms. Lamont’s base salary was increased to $180,000 per annum.

Effective April 1, 2008, we entered into an Employment Agreement with David Ninke to serve as Vice President – Exploration for the Company and Samson Oil and Gas USA, Inc.  The agreement has an initial term of three years and allows for an annual base salary of $200,000. A bonus of between $35,000 and $50,000 per annum is payable at the CEO’s discretion.  Mr. Ninke is entitled to receive an overriding royalty interest equal to 1% of oil, gas and related hydrocarbons produced or marketed by us during the term of the agreement primarily on the basis of Mr. Ninke’s recommendation or identification, and an overriding royalty interest of 0.1% on oil, gas and related hydrocarbons produced or marketed by us during the term of the agreement in which Mr. Ninke was, in the judgment of management, actively involved in recommending or identifying. The agreement provides that Mr. Ninke shall be granted a five–year option to purchase 2,000,000 Ordinary Shares at a price of A$0.25 per share. 600,000 options vested at grant date, 600,000 vested after 12 months of service and the remaining 800,000 vested after 24 months of service. Mr. Ninke is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of $25,000). Mr. Ninke commenced employment with the Company on April 1, 2008.

Share Option Grants

On October 11, 2007, 4,000,000 options were granted to key management personnel.  These options have an exercise price of A$ 30 cents per share, an expiry date of October 10, 2012 and are immediately exercisable.  2,000,000 of these options were issued to an executive who has left our employment.  In accordance with the employment contract, these options were cancelled on September 10, 2009.

On May 12, 2008, 2,000,000 options were granted to key management personnel.  These options have an exercise price of A$ 25 cents per share and an expiry date of May 11, 2013.  600,000 options are exercisable immediately, 600,000 are exercisable following 12 months of service by the employee, with the remainder exercisable following 24 months of service.

On December 3, 2009, 1,000,000 options were granted to Directors.  These options have an expiry date of December 30, 2013 and an exercise price of A$20 cents and vested immediately.

On November 22, 2010, 29,000,000 options were granted to Directors.  These options have an expiry date of October 31, 2014 and an exercise price of A$ 8 cents and vested immediately.

Option Exercises and Holdings

The following table sets forth information with respect to our executive officers and directors concerning options exercised during the last fiscal year and the number of securities underlying unexercised options as of June 30, 2010.

Option Exercises During Fiscal Year Ended June 30, 2010

			Number of Securities Underlying Unexercised Options At Fiscal Year–End (#)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable
Terence Barr	–	–	8,512,960	–
Robyn Lamont	–	–	2,030,000	–
David Ninke	–	–	2,000,000	–
Neil MacLachlan	–	–	2,000,000	–
Keith Skipper	–	–	500,000	–
Victor Rudenno	–	–	800,000	–
Denis Rakich	–	–	1,000,000	–

Bonus/Profit–Sharing

Directors’ remuneration is not linked to either long term or short term incentives.  The Board feels that the expiry date and exercise price of the options issued to the directors in the current and prior years are sufficient to align the goals of the directors with those of the shareholders to maximize shareholder wealth.

A portion of the remuneration of the Chief Executive Officer and Vice President – Exploration is linked to performance.  A bonus is provided in the employment contracts of these executives.  These bonuses are payable at the discretion of the Board of Directors and the Chief Executive Officer and are based on a number of factors including share price performance of the Company’s shares, exploration and drilling success and the reserve base of the Company. Bonuses are paid annually following at least six months service by the executive.  There are no prescribed qualitative or quantitative measures for the bonus payable for the Vice President – Exploration.  Certain specified production targets are required to be met before the bonus is payable to the Chief Executive Officer. A bonus of $50,000 was paid to the CEO following him meeting his production targets. Bonuses are not provided for by the employment contracts of the Chief Financial Officer or Secretary.

C.	Board practices.

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Constitution. Subject to the terms of their employment contracts, if any, the members of senior management serve at the discretion of the Board of Directors.  The Board of Directors schedule regular meetings over the course of the year.  Currently, the Board is composed of a majority of independent directors.

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

Audit Committee

We have established an Audit Committee of the Board, which is composed entirely of independent directors, and is currently comprised of Mr. Neil MacLachlan, Mr. Keith Skipper and Dr. Victor Rudenno.   Our Audit Committee operates pursuant to a formal written charter, a copy of which is available on our website.  This committee oversees, reviews, acts on and reports to our Board of Directors on various auditing and accounting matters, selects our independent accountants, and oversees the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices.  In addition, the Audit Committee oversees our compliance programs relating to legal and regulatory requirements.

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

For the ended June 30, 2010, we had nine employees, including two part time employees. Two employees are located in Perth, Western Australia and are involved in facilitating the administration of the Company. The remaining seven employees are located in Denver, Colorado.  Three of these employees are involved in the administration of the Company while the remaining four employees are primarily engaged in project–related activities.  None of our current employees belong to a labor union, nor have we been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	Share ownership.

The following table sets forth beneficial ownership of our common shares by officers and directors as of December 17, 2010.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Number of Options Owned		Total Number of Shares Beneficially Owned	Percentage of Outstanding
Terence Barr	10,003,994	4,000,000	(2)	24,416,954	*
		512,960	(6)
		10,000,000	(7)

Robyn Lamont	2,362,038	2,000,000	(3)	4,392,038	*
		30,000	(6)

Denis Rakich	-	-		-	*

Neil MacLachlan	13,238,467	500,000	(2)	21,738,467	*
		1,000,000	(6)
		7,000,000	(7)

Victor Rudenno	4,236,502	500,000	(5)	11,036,502	*
		300,000	(6)
		6,000,000	(7)

Keith Skipper	736,502	500,000	(5)	7,236,502	*
		6,000,000	(7)

David Ninke	2,084,602	2,000,000	(4)	4,084,602	*

*	Less than 1%.

(1)
“Beneficial ownership” is used here as defined in the regulations promulgated by the SEC, namely, as having or sharing, directly or indirectly (1) voting power, which includes the power to vote, or to direct the voting of, shares of the common stock of an issuer, or (2) investment power, which includes the power to dispose, or to direct the disposition of, shares of the common stock of an issuer.  The SEC definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days.  Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Options to purchase Ordinary Shares are exercisable at a price of A$0.45 per share and expire on May 31, 2011.

(3)	Options to purchase Ordinary Shares are exercisable at a price of A$0.30 per share and expire October 10, 2012.

(4)	Options to purchase Ordinary Shares are exercisable at a price of A$0.25 per share and expire May 11, 2013.

(5)	Options to purchase Ordinary Shares are exercisable at a price of A$0.20 per share and expire November 31, 2013.

(6)	Options to purchase Ordinary Shares are exercisable at a price of A$0.015 per share and expire December 31, 2012.

(7)	Options to purchase Ordinary Shares are exercisable at a price of A$0.08 per share and expire December 31, 2014.

Item 7.   Major Shareholders and Related Party Transactions

A.	Major shareholders.

At December 17, 2010, 1,664,588,164 of our Ordinary Shares were issued and outstanding.  No beneficial owners of 5% or more of our Ordinary Shares exist to our knowledge.

At the date of the filing of our annual report on Form 20–F for the year ended June 30, 2008, we did have three major shareholders who owned over 5%, but their holdings are believed to be under 5% as of the date of this Form 20-F.

If any shareholder were to become a 5% beneficial owner—a “major shareholder” under Australian law—the voting rights of our major shareholders would not differ from the voting rights of holders of our shares who are not major shareholders.

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

As at December 17, 2010 Samson had 46,270,227 ADSs outstanding representing approximately 6,102 beneficial holders.

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

2010
Mr. Neil Fearis was appointed an alternate Director to Mr. Neil MacLachlan on October 1, 2009.  From this time to June 30, 2010, Minter Ellison (a law firm at which Mr. Fearis is special counsel) was paid $16,778 for the provision of services by Mr. Fearis.  These services were charged on normal commercial terms.

2009
There were no related party transactions for the year ended June 30, 2009.

2008
Until December 19, 2007, when Mr. Neil Fearis ceased to an alternate Director for Mr. Malcolm Burne, Minter Ellison (a law firm at which Mr. Fearis is special counsel) was paid $7,548 for the provision of services by Mr. Fearis from July 1, 2007.  These services were charged on normal commercial terms.

C.	Interests of experts and counsel.

Not applicable.

Item 8.   Financial Information

A.	Consolidated Statements and Other Financial Information.

This Annual Report contains audited consolidated financial statements for the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008, all of which are stated in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the IASB.

Further information can be found at Item 18 “Financial Statements.”

Legal Proceedings

None.

Dividend Distributions

To date, we have not paid any cash dividends on our Ordinary Shares and have no present intention of paying dividends.  Our current policy is to retain earnings, if any, for use in operations and in business development.

B.	Significant Changes.

On June 30, 2010 we closed our Share Purchase Plan, announced on May 3, 2010.  Each shareholder was entitled to purchase up to 441,160 Ordinary Shares at a price of A$ 3.4 cents per share.  Investors in the United States were entitled to purchase up to 22,058 ADS at a purchase price of US$ 57.7 cents per ADS.  In association with this offer, we issued 205,189,880 Ordinary Shares.  These shares were issued in July 2010, however all applications were received prior to June 30, 2010, therefore the financial impact of the capital raising has been included in the June 30, 2010 results.

In June 2010, we agreed to sell a portion of our acreage in Goshen County, Wyoming to Chesapeake Energy Corporation for $3,275 per acre.  This sale was completed in November 2010.  We received total consideration of $73,673,157.  The financial impact of this sale has not been included in the financial results for the year ended June 30, 2010 as the conditions precedent to the sale were not met until after year end.

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

Price History of the American Depositary Shares.  Our American Depositary Shares, each representing 20 Ordinary Shares, have been listed on the NYSE Amex since January 7, 2008. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the ADSs reported on NYSE Amex.  On December 16, 2010, the closing price of our ADSs on NYSE Amex was $1.13.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on NYSE Amex

Fiscal Year Ended	High	Low
June 30, 2010	$0.90	$0.19
June 30, 2009	3.49	0.30
June 30, 2008	10.76	2.35
June 30, 2007	––	––
June 30, 2006	––	––

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the NYSE Amex

Quarter Ended	High	Low
September 30, 2010	$1.45	$0.79
June 30, 2010	0.90	0.48
March 31, 2010	0.57	0.23
December 31, 2009	0.48	0.19
September 30, 2009	0.85	0.36
June 30, 2009	0.73	0.30
March 31, 2009	0.74	0.30
December 31, 2008	1.30	0.37
September 30, 2008	3.49	1.05

Monthly High and Low Market Price for the Most Recent Six Months on NYSE Amex

Month Ended	High	Low
November 30, 2010	$1.25	$1.15
October 31, 2010	1.33	1.16
September 30, 2010	1.45	1.23
August 31, 2010	1.29	1.07
July 31, 2010	1.35	0.79
June 30, 2010	0.90	0.55

Price History of the Ordinary Shares.  Our Ordinary Shares were listed on the Australian Securities Exchange Ltd. (the “ASX”) beginning on April 17, 1980.  As of December 17, 2010, 1,664,588,164 Ordinary Shares were outstanding, and we had approximately 3,816 shareholders of record.  The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX.  On December 16, 2010, the closing price of our Ordinary Shares on the ASX was A 5.9 cents and the closing price of our ADSs on the NYSE Amex was $1.13.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on the ASX

Fiscal Year Ended	High			Low
June 30, 2010	$	A	0.044	$	A	0.01
June 30, 2009		A	0.19		A	0.01
June 30, 2008		A	0.28		A	0.11
June 30, 2007		A	0.38		A	0.19
June 30, 2006		A	0.53		A	0.28

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the ASX

Quarter Ended	High			Low
September 30, 2010	$	A	0.078	$	A	0.048
June 30, 2010		A	0.044		A	0.026
March 31, 2010		A	0.034		A	0.012
December 31, 2009		A	0.021		A	0.010
September 30, 2009		A	0.035		A	0.018
June 30, 2009		A	0.04		A	0.03
March 31, 2009		A	0.04		A	0.02
December 31, 2008		A	0.08		A	0.01
September 30, 2008		A	0.19		A	0.08

Monthly High and Low Market Price for the Most Recent Six Months on the ASX

Month Ended	High			Low
November 30, 2010	$	A	0.065	$	A	0.064
October 31, 2010	$	A	0.068	$	A	0.058
September 30, 2010	$	A	0.078	$	A	0.066
August 31, 2010	$	A	0.075	$	A	0.064
July 31, 2010	$	A	0.075	$	A	0.048
June 30, 2010	$	A	0.044	$	A	0.031

B.	Plan of distribution.

Not applicable.

C.	Markets.

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

The material provisions of our constitution are summarized below. This summary is not intended to be complete, or to constitute a definitive statement of the rights and liabilities of our stockholders and is qualified in its entirety by reference to the constitution, which is available as an exhibit to this annual report.

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

Pursuant to our constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors engages in any travel related to our business, shall be paid extra fixed remuneration or salary either in addition to or in substitution for his share in the remuneration above provided.

In addition to other remuneration provided in our constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by them in attending Company meetings, board meetings, committee meetings or while engaged on our business.

Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the Australian Stock Exchange Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors.

The board has the power to raise or borrow any sums of money and to secure the payment or repayment of such monies and any other obligation or liability in the manner and on the terms it thinks fit, whether upon the security of any mortgage or by issue of debentures or debenture stock charged upon all or any of our property including its goodwill undertaking and uncalled capital for the time being or upon bills of exchange promissory notes or other obligations or otherwise.

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

Rights of and Restrictions on Classes of Shares

Subject to the Corporations Act and the Australian Stock Exchange Listing Rules, the rights attaching to our shares (other than our American Depositary Shares, or ADSs) are detailed in our constitution. Our constitution provides that, any of our shares shall be Ordinary Shares and may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine, and either at a premium or at par (subject to the provisions of the Corporations Act 2001) at a discount (subject to certain conditions set forth in our constitution). Subject to the prior approval at a general meeting and notwithstanding anything contained in our constitution, the board may allot, grant options over any shares to any person or company if such allotment would have the effect of transferring a controlling interest provided that this prohibition shall not apply in any case either where such allotment is pursuant to an offer of shares to the holders of Ordinary Shares as nearly as practicable in proportion to their respective shareholding or where such person or company is already registered as the holder of a majority of the issued shares prior to such allotments. Currently our outstanding share capital consists of only one class of Ordinary Shares.

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

Variation of Share Rights

Our constitution provides that, if at any time the capital is divided into different classes of shares, the rights attaching to any class of shares, may (unless otherwise provided by the terms of issue of the shares of that class), whether or not we are being wound up, be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. The provisions of our constitution relating to general meetings shall apply to every such meeting, except that the necessary quorum shall be members present holding or representing three quarters of the nominal amount of the issued shares of the class and that any member present holding shares of the class may demand a poll.

General Meetings of Stockholders

General meetings of stockholders may be called by the board of directors whenever it deems fit, provided that an annual general meeting must be held at least once every calendar year and held in accordance with the Corporations Act.  Under our constitution, stockholders may not convene a meeting except as permitted under the Corporations Act. Under the Corporations Act, stockholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of stockholders with at least 5% of the votes that may be cast at a general meeting or at least 100 stockholders who are entitled to vote at the general meeting. Twenty–eight days’ notice of the proposed meeting of our stockholders is required under the Corporations Act.

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

Ownership Threshold

There are no provisions in our constitution that require a stockholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial stockholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a stockholder owns a 5% interest in us, such stockholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares. Such a major stockholder would also be required to file a notice with the U.S. Securities and Exchange Commission on Schedule 13D or Schedule 13G.

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital that are more stringent than are required by the Corporations Act.

Stock Issues and Takeover Attempts

We are governed by the Corporations Act, which provides stockholders with broad protection in relation to takeovers, including:

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

Access to and Inspection of Documents

Inspection of our records is governed by the Corporation Act. Any person has the right to inspect our Company registers on payment of a fee. Stockholders are not required to pay a fee for inspection. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our stockholders are open for inspection to our stockholders free of charge. Other corporate records, including minutes of directors meetings, financial records and other documents, are not open for inspections by stockholders, However, a stockholder may apply to a court to make an order for inspection of our books, if the applicant stockholder is acting in good faith and the inspection is make for a proper purpose.

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

Sales Agreement with Chesapeake Energy Corporation.  On June 24, 2010, we accepted a June 23, 2010, offer by Chesapeake Exploration, L.L.C., an affiliate of Chesapeake Energy Corporation, to purchase 24,166.75 net mineral acres in Goshen County, Wyoming for $3,275 per acre from us, subject to the purchaser’s due diligence and title review of the leases to be conveyed and the land covered by those leases.  While the June 24, 2010, letter agreement originally provided that the closing would occur within thirty (30) business days, as the result of July 26, 2010 and September 1, 2010, amendments to that agreement, the parties agreed to close the transaction in a series of installments, beginning with a $10 million purchase on August 6, 2010, ultimately culminating in our receipt of net proceeds of $73,673,157.

Convertible Loan Agreement.  See “Item 5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources –Loan Facility” for a description of our $21,000,000 Loan Facility with Macquarie Bank Limited.

Cancellation of Macquarie Options. On March 13, 2009, we entered into an agreement with Macquarie Bank Limited whereby all options outstanding were cancelled in return for us issuing 36,800,000 fully paid Ordinary Shares to Macquarie Bank at no cost to them.  29,300,000 of these shares were issued on March 15, 2009, 2,000,000 were issued on July 1, 2009 with the remaining 5,500,000 issued on November 5, 2009.  The financial impact of the issue of all of the shares was recognized in the financial statements for the year ended June 30, 2009, as the grant date of the shares was March 13, 2009, being the date the agreement was entered into.

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

Corporations Act

As applied to Samson, the Corporations Act prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act which must be strictly complied with to be applicable.

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

A person’s voting power in Samson is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act ) holds a relevant interest.

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

This summary is based on U.S. tax laws, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the USDTA, all as of the date hereof, and all of which are subject to change or changes in interpretation, possibly with retroactive effect.

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

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes a holder of ADSs will be treated as the owner of the Ordinary Shares represented by those ADSs.  Exchanges of Ordinary Shares for ADSs, and of ADSs for Ordinary Shares, generally will not be subject to U.S. federal income tax.  This discussion (except where otherwise expressly noted) applies equally to U.S. Holders of Ordinary Shares and U.S. Holders of ADSs

U.S. Holders should consult their own tax advisors regarding the specific U.S. federal, state and local tax consequences of the ownership and disposition of Ordinary Shares and ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the USDTA.

This summary assumes that we are not and will not become a controlled foreign corporation for purposes of the Code and, except as otherwise indicated, that we are not and will not become a passive foreign investment company.

Sale of Ordinary Shares and ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of Ordinary Shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the U.S. dollar value of the amount realized on the sale or disposition and (ii) the tax basis, determined in U.S. dollars, of those Ordinary Shares or ADSs.  The gain or loss on the sale or other disposition of our Ordinary Shares or ADSs by a U.S. Holder will generally be income or loss from sources within the United States for purposes of computing the foreign tax credit limitation.  If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.  Under current law in effect on the date hereof, capital gain of a non–corporate U.S. Holder that is recognized in a tax year beginning before January 1, 2011 will generally be taxed at a maximum rate of 15% if the holder has a holding period greater than 12 months, with the maximum tax rate scheduled to increase to 20% for tax years beginning on or after January 1, 2011.  The rates in effect for tax years beginning before January 1, 2011 would be temporarily extended under proposed legislation being considered by Congress.

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

Except as described below, dividends paid to a non–corporate U.S. Holder of our Ordinary Shares or ADSs before January 1, 2011 would be taxed at preferential rates as “qualified dividend income” to such holder.  Qualified dividend income is taxed at the rates applicable to long–term capital gains (generally at a maximum rate of 15%).  However, dividend income will not be qualified dividend income (and will be taxed at ordinary income rates) if (i) the holder fails to hold the Ordinary Shares or ADSs for at least 61 days during the 120 day period beginning 60 days before the ex–dividend date; (ii) the Internal Revenue Service determines that the USDTA is not a comprehensive income tax treaty that entitles our dividends to qualified dividend treatment and our Ordinary Shares or ADSs are no longer readily tradable on an established securities market in the United States; or (iii) we are a passive foreign investment company for the taxable year in which the dividend is paid or in the preceding taxable year.

Under current law in effect on the date hereof, dividends paid to a non–corporate U.S. Holder of our Ordinary Shares or ADSs on or after January 1, 2011 will be taxed at ordinary income rates.

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

Although we do not believe we were a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control and may be subject to uncertainties, and we cannot assure you that we have not been or will not be a PFIC. We have not undertaken a formal study as to our PFIC status, and we do not undertake an obligation to determine our PFIC status, or to advise investors in our securities as to our PFIC status, for any year.

If we are a classified as a PFIC for any taxable year, the so–called “excess distribution regime” of Code Section 1291 will apply to any U.S. Holder of Ordinary Shares or ADSs that does not make a mark–to–market or qualified electing fund election, as described below.  Under the excess distribution regime, (i) any gain the U.S. Holder realizes on the sale or other disposition of the Ordinary Shares or ADSs (possibly including a gift, exchange in a corporate reorganization, or grant as security for a loan) and any “excess distribution” that we make to such holder (generally, any distributions to such holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or, if shorter, such holder’s holding period for the Ordinary Shares or ADSs), will be treated as ordinary income that was earned ratably over each day in such holder’s holding period for the Ordinary Shares or ADSs; (ii) the portion of such gain or distribution that is allocable to prior taxable years will, with certain exceptions, be subject to tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to such holder and without reduction for deductions or loss carryforwards; and (iii) the interest charge generally applicable to underpayments of tax will be imposed with respect of the tax attributable to each such year.

If we are classified as a PFIC for any taxable year and our Ordinary Shares or ADSs are treated as “marketable securities” under applicable U.S. Treasury Regulations, a U.S. Holder may avoid the excess distribution regime by making a valid “mark–to–market” election with respect to the Ordinary Shares or ADSs.  If a valid mark–to–market election is made, the electing U.S. Holder generally (i) will be required to recognize as ordinary income an amount equal to the difference, if any, between the fair market value of the Ordinary Shares or ADSs and the holder’s adjusted tax basis in such Ordinary Shares or ADSs at the close of each taxable year, and (ii) if the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs exceeds their fair market value, will be allowed to deduct the excess as an ordinary loss to the extent of the net amount of income previously included as a result of the mark–to–market election.  A U.S. Holder’s basis in its Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark–to–market election, and any gain or loss on the disposition of Ordinary Shares or ADSs will generally be ordinary income, or, to the extent of previously included mark–to–market inclusions, ordinary loss.  Each U.S. Holder must make their own mark–to–market election.  Once made, the election cannot be revoked without the consent of the Internal Revenue Service unless the Ordinary Shares or ADSs cease to be marketable securities.  Under applicable U.S. Treasury Regulations, marketable securities includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market.  Because our Ordinary Shares are traded on the Australian Stock Exchange and our ADSs are traded on the NYSE Amex, we expect the Ordinary Shares and ADSs to be treated as “regularly traded,” and a U.S. Holder should be able to make a mark–to–market election.  However, no assurance that our Ordinary Shares or ADSs will be marketable securities can be given.

The excess distribution regime would not apply to any U.S. Holder who is eligible for and timely makes a valid “qualified electing fund” (“QEF”) election, in which case such holder would be required to include in income on a current basis such holder’s pro rata share of our ordinary income and net capital gains.  To be timely, a QEF election must be made for the U.S. Holder’s first taxable year that includes any portion of the U.S. Holder’s holding period in our ADS or Ordinary Shares during which we are a PFIC.  For this purpose, a U.S. Holder may elect to restart the U.S. Holder’s holding period in our ADSs or Ordinary Shares by agreeing to recognize, and pay tax and interest under the excess distribution regime, the amount of any appreciation in the ADSs or Ordinary Shares.   However, a U.S. Holder’s QEF election will be valid only if we provide certain annual information to our shareholders.  We have not decided at this time whether we will provide such annual information and thus it is possible that U.S. Holders will not be able to make a valid QEF election with respect to our Ordinary Shares and ADSs.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.  In general, these rules allocate creditable foreign taxes over the U.S. Holder’s holding period for Ordinary Shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

If we are a PFIC in a taxable year and own shares in another PFIC (a “lower–tier PFIC”), a U.S. Holder also will be subject to the excess distribution regime with respect to its indirect ownership of the lower–tier PFIC.  The mark–to–market election would not be available for any indirect ownership of a lower–tier PFIC.  A QEF election can be made for a lower–tier PFIC, but only if we provide the U.S. Holder with the financial information necessary to make such an election.

U.S. Holders who own Ordinary Shares or ADSs during any year in which we are a PFIC must file Internal Revenue Service Form 8621 with their U.S. federal income tax return for each year in which such holder owns Ordinary Shares or ADSs, even if we subsequently would not be considered a PFIC.

Surtax on Unearned Income

For tax years beginning after Dec. 31, 2012, a 3.8% surtax (the “unearned income Medicare contribution tax”) may be imposed on the “net investment income” of certain U.S. Holders.  Net investment income includes interest, dividends, royalties, rents, gross income from a trade or business involving passive activities, and net gain from disposition of property (other than property held in a trade or business). Net investment income would be reduced by properly allocable deductions to such income.

HIRE Act

U.S. holders should consult their tax advisors regarding potential reporting obligations under the Hiring Incentives to Restore Employment Act, signed into law on March 18, 2010, which provides rules relating to ownership of foreign financial assets or ownership of securities issued by a foreign issuer.

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

We have filed this Annual Report on Form 20–F with the SEC, under the Securities and Exchange Act of 1934, as amended.  You may read and copy all or any portion of this Annual Report or other information in the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549.  You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC.  Please call the SEC at 1–800–SEC–0330 for further information on the operation of the public reference rooms.  The SEC maintains a web site ( http://www.sec.gov ) that contains all of our filings with the SEC.  The documents concerning us may also be viewed at our offices in Lakewood, Colorado during normal business hours.

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

In order to protect the Company from uncertainty associated with oil and natural gas prices we entered into the following:

On November 13, 2009, we entered into derivative positions, which represent approximately 50% of our forecast gas production and 30% of our forecast oil production.  The derivative instruments still outstanding from this position are:

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume – barrels	Price – $ per Barrel
December 2010 – December 2011	Put	10,531	60.00
December 2010 – December 2011	Call	10,531	102.90

Natural Gas – Ratio Collar priced at Henry Hub

Date	Call/Put	Volume – MMBtu	Price – $ per Mcf
December 2010 – December 2011	Put	61,006	4.75
December 2010 – December 2011	Call	61,006	6.15

Natural Gas – Ratio Collar priced at Colorado Interstate Gas

Date	Call/Put	Volume – MMBtu	Price – $ per Mcf
December 2010 – December 2011	Put	215,973	4.25
December 2010 – December 2011	Call	215,973	5.80

These terms of these derivative arrangements are in line with Master International Swaps and Derivatives Agreement.

Impact of a change in oil and gas prices for the year ended June 30, 2010

	$ value of impact on net profit	% value of impact on net loss
Increase of 10% in oil and gas prices	Increase by $508,807	Increase by 62%
Decrease of 10 % in oil and gas prices	Decrease by $508,807	Decrease by 62%

Impact of a change in oil and gas prices for the year ended June 30, 2009

	$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $464,643	Decrease by 1.54
Decrease of 10 % in oil and gas prices	Increase by $464,643	Increase by 1.54

Impact of a change in oil and gas prices for the year ended June 30, 2008

	$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $733,029	Decrease by 25.1
Decrease of 10 % in oil and gas prices	Increase by $733,029	Increase by 25.1

Interest Rate Risk.  We have minimal interest rate risk as our long–term indebtedness have a fixed rate interest rate.

Foreign Currency Risk.  As our assets, liabilities and financial transactions are primarily denominated in U.S. dollar, we changed our presentation currency during the prior year to U.S. dollar.  This has reduced the impact of fluctuations in the exchange rate on our financial statements and the foreign currency risk associated with our financial statements. Refer to “Note 31 – Financial Risk Management Objectives and Policies.”

Item 12.   Description of Securities Other than Equity Securities.

American Depositary Shares

The Bank of New York Mellon, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS represents 20 Ordinary Shares (or a right to receive 20 Ordinary Shares) deposited with Bank of New York Mellon, each as the custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The term “ADR” refers to the instrument representing the ADSs, comparable to a stock certificate or ledger entry for uncertificated securities, while ADS refers to the right(s) to receive 20 Ordinary Shares represented by an ADR.  The depositary’s office at which the ADRs and the underlying ADSs are administered is located at 101 Barclay Street, New York, New York 10286.

Our ADSs may be held either directly (by having an ADR registered in the holder’s name) or indirectly through a broker or other financial institution. If our ADSs are held directly, the holder of the ADS is an ADR holder. This description assumes the ADRs are held directly. If the ADRs are held indirectly, the indirect holder must rely on the procedures of his, her or its broker or other financial institution to assert the rights of ADR holders described in this section and should consult with his, her or its broker or financial institution to find out what those procedures are.

Holders of our ADRs have certain rights. A deposit agreement among us, the depositary and our ADR holders sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. We do not treat our ADR holders as shareholders, and our ADR holders do not have shareholder rights. Australian law governs shareholder rights. (For a description of our shareholders’ rights, see  Item 10, Additional Information—Rights of and Restrictions on Classes of Shares.) The depositary is the holder of the Ordinary Shares underlying our ADRs. For more complete information, ADR holders should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How do our ADR holders receive dividends and other distributions on the Ordinary Shares?

The depositary has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of Ordinary Shares their ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so.  The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid.  It will not invest the foreign currency and it will not be liable for any interest.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution in proportion to the number of ADRs representing the underlying shares. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. Before making a distribution, the depositary will deduct any withholding taxes and fees that must be paid.

Rights to purchase additional shares. If we offer holders of our Ordinary Shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to our ADR holders.  If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash.  The depositary will allow rights that are not distributed or sold to lapse. In that case, our ADR holders will receive no value for them.

The depositary will not offer the rights unless both the rights and the securities to which the rights relate are exempt from registration under the Securities Act or are registered under the Securities Act. If the depositary makes rights available to our ADR holders, it will exercise the rights and purchase the shares at the request of and on each ADR holder’s behalf if our ADR holders pay it the exercise price and any other charges the rights require our ADR holders to pay. The depositary will then deposit the shares and deliver ADSs to our ADR holders.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, our ADR holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to our ADR holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to our ADR holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Deposit, Withdrawal and Cancellation

How are ADRs issued?

The depositary will deliver ADRs if Ordinary Shares or evidence of rights to receive Ordinary Shares are deposited with the custodian.  Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names requested and will deliver the ADRs at its office to the persons requested.

How do ADR holders cancel ADRs and obtain Ordinary Shares?

Our ADR holders may turn in their ADRs at the depositary’s office in order to withdraw the securities represented by the ADR. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADR to the ADR holder or a person he, she or it designates at the office of the custodian. Or, at the ADR holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do our ADR holders vote?

Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. Otherwise, our ADR holders will not be able to exercise their right to vote unless they withdraw the Ordinary Shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the shares.

If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The materials will (1) describe the matters to be voted on and contain such information as is contained in the notice from us, (2) include a statement that the ADR holders on a specified record date will be entitled to direct the depositary to vote the shares or other deposited securities underlying the ADRs, subject to applicable law and our Constitution, and (3) explain how our ADR holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement and the depositary’s operating documents, to vote or to have its agents vote the shares or other deposited securities as our ADR holders instruct. The depositary shall not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that our ADR holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.

Payment of Taxes

The ADR holder is required to pay all taxes and other governmental charges that may be payable in respect of any their ADSs, or the shares or other securities underlying their ADSs. The depositary may refuse to effect a transfer of any ADRs or refuse to effect the withdrawal of any securities underlying the ADRs while any such taxes and charges are outstanding. The depositary may deduct the amount of any taxes owed from any payments to our ADR holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Our ADR holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to our ADR holders any proceeds, or send to our ADR holders any property, remaining after it has paid the taxes.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without the consent of our ADR holders for any reason which we deem desirable. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, our ADR holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. In no event will an amendment impair the right of ADR holders to surrender and withdraw the underlying securities, except in order to comply with the applicable law.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so by notifying our ADR holders at least 60 days before termination. The depositary may also terminate the deposit agreement if the depositary has notified us that it would like to resign and by notifying our ADR holders at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADRs. At any time after the expiration of four months from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations after the sale of the deposited securities will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf any of our ADR holders or on behalf of any other party;

•
are not liable for any action or non action in reliance on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holders or any other person believed in good faith to be competent to give such information;

•	are not liable for any acts or omissions made by a successor depositary; and

•	are not responsible for a failure to carry out any instructions for the depositary to vote the ADSs.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of Ordinary Shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Ordinary Shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

•	delivery of the certificates that we may specify to the depositary to assure compliance with the Securities Act; and

•	compliance with laws and regulations, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right of our ADR holders to Receive the Ordinary Shares Underlying their ADRs

Our ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

•
When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When ADR holders seeking to withdraw Ordinary Shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying Ordinary Shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Inspection Rights of ADR Holders

The depositary will make available for inspection by holders of ADRs at its Corporate Trust Office any reports, notices and other communications, including any proxy soliciting material, received from the Company which are received by the depositary as the holder of the underlying Ordinary Shares and made generally available to the holders of Ordinary Shares by the Company. The depositary will keep books, at its Corporate Trust Office, for the registration of ADRs and transfers of ADRs which shall at all reasonable times be open for inspection by the ADR holders, provided that such inspection shall not be for the purpose of communicating with other ADR holders for purposes other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the Depositary.

 Fees and Charges for Holders of American Depositary Receipts

Persons depositing shares or ADR holders must pay:	For:

• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.02 (or less) per ADS	• Any cash distribution to our ADR holders

• A fee equivalent to the fee that would be payable if securities distributed to our ADR holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

• US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when our ADR holders deposit or withdraw shares

• Expenses of the depositary in converting foreign currency to U.S. dollars
• Whenever the depositary or the custodian receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

• Any charges incurred by the depositary or its agents for servicing the deposited securities

If we:	Then:

• Reclassify, split up or consolidate any of the deposited securities	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to our ADR holders • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
• The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask our ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying new deposited securities.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

None other than as described in “Item 5.B. — Operating and Financial Review and Prospects – Liquidity and Capital Resources – Loan Facility”.

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

Based on this evaluation, management concluded that Samson’s internal control over financial reporting was effective as of June 30, 2010.

(c)           Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the amendments to Regulation S-X that exempts us from this attestation requirement based on our status as a non-accelerated filer. We are required to provide only management’s report in this annual report on Form 20-F.

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

Item 16C.   Principal Accountant Fees and Services.

Audit Fees.   The aggregate fees billed for professional services rendered by the Samson’s principal accountant for the audit of Samson’s annual financial statements for the fiscal year ended June 30, 2010 was $398,177.  For the year ended June 30, 2009, our principal auditors billed aggregate fees of $364,999.

Audit–Related Fees.  Samson did not incur any audit–related fees in 2010 or 2009.

Tax Fees.  Samson incurred fees totaling $33,930 during the fiscal year ended June 30, 2010 for the professional services rendered by the Samson’s principal accountant for corporate finance advice. No such fees were incurred in fiscal year 2009.

All Other Fees.  Samson did not incur any additional fees during the fiscal years ended June 30, 2010 and 2009, respectively, for products and services rendered by Samson’s principal accountant.

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

PART III

Item 17.   Financial Statements

Not applicable.

Item 18.   Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.

Page
F–1	Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers)
F–2	Report of Independent Registered Public Accounting Firm (Ernst & Young LLP)
F–3	Consolidated Statement of Comprehensive Income for the years ended June 30, 2010, 2009 and 2008
F–4	Consolidated Balance Sheet at June 30, 2010 and 2009
F–5	Consolidated Cash Flow Statement for years ended June 30, 2010, 2009 and 2008
F–6	Consolidated Statement of Changes in Equity for the years ended June 30, 2010, 2009 and 2008
F–7	Notes to the Consolidated Financial Statements
F–54	Supplemental Oil and Gas Disclosures (Unaudited)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Samson Oil and Gas Limited and its subsidiaries at 30 June 2010 and 30 June 2009 and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers

PricewaterhouseCoopers
Perth, Australia
17 December 2010

Report of Independent Registered Accounting Firm

To the Board of Directors and Shareholders of Samson Oil & Gas Limited

We have audited the accompanying consolidated statements of income, changes in equity, and cash flows of Samson Oil & Gas Limited (the Company) for the year ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Samson Oil & Gas Limited for the year ended June 30, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
Denver, Colorado
December 17, 2009

STATEMENT OF COMPREHENSIVE INCOME

		Consolidated Entity
	Note	2010 $	2009 $	2008 $

Revenue from continuing operations
Sale of oil and gas	3 (a)	5,088,077	4,646,437	7,330,294
Finance income	3 (a)	24,318	10,338	64,349
Total Revenue		5,112,395	4,656,775	7,394,643

Cost of Sales		(3,418,843)	(3,734,042)	(3,362,369)

Gross Profit		1,693,552	922,733	4,032,274

Other Income	3 (a)	287,324	5,876,787	1,765,786

Exploration and evaluation expense	3(f)	(1,569,456)	(4,861,545)	(2,641,021)
General and administrative expenses	3 (b)	(3,336,914)	(4,811,922)	(7,440,102)
Reversal of impairment	3 (e)	-	-	4,532,258
Impairment expense of oil and gas properties	3 (e)	(1,143,863)	(21,706,181)	-
Finance costs	3 (c)	(1,430,410)	(5,579,047)	(3,163,076)

Loss from continuing operations before income tax		(5,499,767)	(30,159,175)	(2,913,881)

Income tax benefit	4	6,317,000	-	-

Profit/(Loss) from continuing operations after income tax		817,233	(30,159,175)	(2,913,881)
Discontinued operations
Profit from discontinued operations after income tax		-	-	418,038

Net profit/(loss) for the year attributable to owners of Samson Oil and Gas Limited	18	817,233	(30,159,175)	(2,495,843)

Other comprehensive income/(expense)
Currency translation differences		(62,732)	1,293,037	(272,798)
Total comprehensive income/(expense) for the year attributable to the owners of Samson Oil and Gas Limited		754,501	(28,866,138)	(2,768,641)

Basic earnings/(loss) per share (cents) from continuing operations attributable to ordinary equity holds of the Company	26	0.08	(12.49)	(1.30)
Diluted earnings/ (loss) per share (cents)	26	0.07	(12.49)	(1.30)

Earnings/(loss) per share (cents) attributable to the ordinary equity holders of the company:
Basic earnings/(loss) per share (cents)	26	0.08	(12.49)	(1.11)
Diluted earnings/(loss) per share (cents)	26	0.07	(12.49)	(1.11)
The above statement of comprehensive income should be read in conjunction with the accompanying notes.

BALANCE SHEET
As at 30 June 2010

BALANCE SHEET

		Consolidated Entity
	Note	2010 $	2009 $

Current assets
Cash and cash equivalents	6	5,885,735	1,522,632
Trade and other receivables	7	4,932,270	471,974
Financial assets at fair value through profit and loss	8	40,165	57,186
Derivative financial instruments	19a	46,824	154,180
Prepayments	9	1,454,271	51,686
Total current assets		12,359,265	2,257,658

Non-current assets
Restricted cash	12	178,291	145,738
Trade and other receivables	7	27,122	25,611
Plant and equipment	10	2,552,816	2,195,081
Exploration and evaluation assets		-	-
Oil and gas properties	13	18,135,453	18,508,556
Deferred tax asset	4	6,317,000	-
Total non-current assets		27,210,682	20,874,986
Total assets		39,569,947	23,132,644

Current liabilities
Trade and other payables	14	2,318,778	591,109
Borrowings	16	11,283,999	16,846,207
Total current liabilities		13,602,777	17,437,316

Non-current liabilities
Derivative financial instruments	19b	-	254,635
Borrowings		-	-
Provisions	15	851,502	827,577
Total non-current liabilities		851,502	1,082,212
Total Liabilities		14,454,279	18,519,528

Net assets		25,115,668	4,613,116

Equity

Contributed equity	17	75,714,264	55,985,941
Accumulated losses	18	(54,844,675)	(55,661,908)
Reserves	17 (d)	4,246,079	4,289,083
Total equity		25,115,668	4,613,116

The above balance sheet should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENT
for the year ended 30 June 2010

CASH FLOW STATEMENT

		Consolidated Entity
	Note	2010 $	2009 $	2008 $

Cash flows from operating activities
Receipts from customers		5,022,548	6,011,941	7,914,802
Cash received from commodity derivative financial instruments		34,435	1,197,487	357,000
Payments to suppliers & employees		(4,978,917)	(5,638,668)	(7,213,564)
Interest received		24,234	10,183	64,942
Payment to close out swap position		-	-	(60,000)
Interest paid		(1,312,380)	(1,627,616)	(1,888,256)
Net cash flows used in operating activities	23 (b)	(1,210,080)	(46,673)	(825,076)

Cash flows from investing activities
Proceeds from sale of listed shares		65,156	-	317,083
Proceeds from sale of properties		-	-	5,260,000
Payments for plant & equipment		(748,736)	(590,746)	(489,257)
Payments for exploration and evaluation		(1,569,456)	(216,949)	(2,723,133)
Payments for oil and gas properties		(3,581,518)	(274,946)	(2,299,744)
Payments for acquisition of minority interest		-	-	(86,510)
Net cash flows used in investing activities		(5,834,554)	(1,082,641)	(21,561)

Cash flows from financing activities
Proceeds from issue of share capital		18,326,542	-	3,035,762
Repayment of borrowings		(5,673,753)	-	(2,940,000)
Payments for costs associated with capital raising		(1,381,002)	(2,330)	(9,078)
Net cash flows from/(used in) financing activities		11,271,787	(2,330)	86,684

Net increase/( decrease) in cash and cash equivalents		4,227,153	(1,131,644)	(759,953)
Cash and cash equivalents at the beginning of the financial year		1,522,632	2,680,734	3,383,309
Effects of exchange rate changes on cash and cash equivalents		135,950	(26,458)	57,378
Cash and cash equivalents at end of year	23 (a)	5,885,735	1,522,632	2,680,734

The above cash flow statement should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2010

STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
CONSOLIDATED	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Equity Reserve	Share Based Payments Reserve	Total Equity
	$	$	$	$	$	$

Balance at July 1, 2009	55,985,941	(55,661,908)	2,987,161	(1,097,780)	2,399,702	4,613,116
Total comprehensive income/(expense) for the period	-	817,233	(62,732)	-	-	754,501
Transactions with owners in their capacity as owners:
Options vested					19,728	19,728
Share based payments – value of employee services	100,817			-	-	100,817
Issue of share capital	21,227,372			-	-	21,227,372
Share issue costs	(1,599,866)			-	-	(1,599,866)
Balance at June 30, 2010	75,714,264	(54,844,675)	2,924,429	(1,097,780)	2,419,430	25,115,668

Balance at July 1, 2008	55,511,344	(25,502,733)	1,694,124	(1,097,780)	2,365,740	32,970,695
Total comprehensive income/(expense) for the period	-	(30,159,175)	1,293,037	-	-	(28,866,138)
Transaction with owners in their capacity as owners:
Share based payments	-	-	-	-	33,962	33,962
Issue of share capital	476,927	-	-	-	-	476,927
Share issue costs	(2,330)	-	-	-	-	(2,330)
Balance at 30 June 2009	55,985,941	(55,661,908)	2,987,161	(1,097,780)	2,399,702	4,613,116

Balance at July 1, 2007	52,484,660	(23,006,890)	1,966,922	(1,097,780)	2,029,868	32,376,780
Total comprehensive income/(expense) for the period	-	(2,495,843)	(272,798)	-	-	(2,768,641)
Transaction with owners in their capacity as owners:
Share based payments	-	-	-	-	335,872	335,872
Issue of share capital	3,035,762	-	-	-	-	3,035,762
Share issue costs	(9,078)	-	-	-	-	(9,078)
Balance at June 30, 2008	55,511,344	(25,502,733)	1,694,124	(1,097,780)	2,365,740	32,970,695
The above statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.                  CORPORATE INFORMATION

The financial statements of Samson Oil & Gas Limited (“the Company”) for the year ended and as at June 30, 2010 was authorized for issue in accordance with a resolution of the directors on September 30, 2010.  The financial statements include the financial statements for the Consolidated Entity comprised of Samson Oil & Gas Limited and its 100% owned subsidiary Samson Oil & Gas USA Inc, referred to hereafter as the Consolidated Entity.

Samson Oil & Gas Limited is a Company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.  Samson also trades an American Depository Share (“ADS”) on NYSE Amex under the symbol “SSN”. Each ADR represents 20 fully paid Ordinary Shares of Samson.

The nature of the operations and principal activities of the Consolidated Entity are described in Note 22 Segment Reporting.

NOTE 2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.  These policies have been consistently applied to all the years presented, unless stated otherwise.

Basis of preparation
These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Historical cost convention
These financial statements have been prepared under the historical cost convention, except for assets held for trading and derivative instruments, which have been measured at fair value.

Critical accounting estimates
The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of the applying the Consolidated Entity’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are discussed at d) below.

Presentation currency
The Presentation Currency is the United States Dollar (“US$”). All dollar values in this report are expressed as US$’s unless noted otherwise.  All Australian dollar references are noted by ‘A$’.

Financial statement presentation
The Consolidated Entity has applied the revised AASB 101 Presentation of Financial Statements which became effective on January 1, 2009.  The revised standard requires the separate presentation of a statement in comprehensive income and a statement of changes in equity.  All non-owner changes in equity must now be presented in the statement of comprehensive income.  As a consequence, the Consolidated Entity had to change the presentation of its financial statements. Comparative information has been re-presented so that is also in conformity with the revised standard.

Working Capital Deficiency

The Consolidated Entity had a working capital deficiency of $1,243,512 (2009: $15,179,658) at June 30, 2010.The net current liability position is impacted by the classification of the debt facility with Macquarie Bank Limited being recorded as current liability of $11,283,999 (2009:$16,846,207). The Consolidated Entity was in breach of its EBITDA covenant at June 30, 2010. This covenant was designed to protect any reduction in net production cash flow however the breach in this case was caused by failure of the Ripsaw well, as all drilling costs were expensed. Macquarie Bank Limited has provided a waiver in regard to this breach and the debt facility is in good standing. The facility is recorded as a current liability at June 30, 2010 as it is due for repayment on May 31, 2011.

In November 2010, the Consolidated Entity completed the sale of approximately 24,000 acres of its acreage held in Goshen County, Wyoming.  The proceeds from this sale were $73,673,157, a portion of which will be used to repay the debt held with Macquarie Bank Limited, when it falls due in May 2011. The carrying value of this asset was nil at June 30, 2010 (nil: 2009).

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

a)	Compliance Statement

The consolidated financial statements of the Consolidated Entity also comply with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

b)	New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2010 reporting periods.  The Consolidated Entity’s assessment of the impact of these new standards and interpretations is set out below:

AASB 2009-10 Amendments to Australian Accounting Standards – Classification of Rights Issue [AASB 132] (effective from February 1, 2010)
In October 2009, the AASB issued an amendment to AASB 132 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer.  Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated.  Previously, these issues had to be accounted for as derivative liabilities.  The amendment must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The Consolidated Entity will apply the amended standard from July 1, 2010.  As the Consolidated Entity had not made any such rights issues, the amendment will not have any effect on the Consolidated Entity’s financial statements.

AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB (effective from January 1, 2013)
AASB 9 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the Consolidated Entity’s accounting for its financial assets.  The standard is not applicable until January 1, 2013 but is available for early adoption.  The Consolidated Entity has not yet assessed its full impact and therefore has not yet decided when to adopt AASB 9.

c)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Samson Oil & Gas Limited (“parent entity” or “Company”) as at June 30, 2010 and the results of all subsidiaries for the year then ended.  Samson Oil & Gas Limited and its subsidiaries together are referred to in this financial report as the group or Consolidated Entity.

Subsidiaries are all those entities over which the Consolidated Entity has the power to govern the financial and operation policies, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Consolidated Entity controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Consolidated Entity (refer to note 2bb).

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies.

Minority interests not held by the Consolidated Entity are allocated their share of net profit after tax in the profit and loss and are presented within equity in the consolidated balance sheet, separately from parent shareholders’ equity.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The Consolidated Entity treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Consolidated Entity. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Samson Oil & Gas Limited.

When the Consolidated Entity ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Consolidated Entity had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

Changes in accounting standard
The Consolidated Entity has not changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control, joint control or significant influence from July 1, 2009 when a revised AASB 127 Consolidated and Separate Financial Statements became operative.  The revisions to AASB 127 contained consequential amendments to AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures.  While the accounting standard has changed this has not resulted in a change in accounting policy.

Consolidated Entity
The Consolidated Entity has applied the new policy prospectively to transactions occurring on or after July 1, 2009. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the financial statements.

d)	Significant accounting judgments, estimates and assumptions
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Critical judgements in applying the entity’s accounting policies
Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made.  Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results of the financial position reported in future periods.  Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Exploration and evaluation
The Consolidated Entity’s accounting policy for exploration and evaluation is set out in Note 2 (q).  The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found.  Any such estimates and assumptions may change as new information becomes available.  If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the profit and loss.

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

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Critical accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Consolidated Entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value is determined using a binomial option pricing model.

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

Impairment of Assets
In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates.  For oil and gas properties, expected future cash flow estimation is based on proved and probable reserves, future production profiles, commodity prices and costs.   The estimates of future cash flows are made as at each balance date, using the price estimates from the forward curve as at that date.  The impact of future income taxes has not been considered in the future cash flows as to date, the Consolidated Entity has been able to use carry forward tax losses to offset any tax payable.  This position is reviewed each balance date and will adjusted when it is probable that the Consolidated Entity’s tax losses are no longer sufficient to offset tax payable.

Restoration obligations
The Consolidated Entity estimates the future removal costs of oil and gas wells and production facilities at the time of installation of the assets.  In most instances, the removal of assets will occur many years into the future.  This requires judgmental assumptions regarding removal data, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating future cost, future removal technologies in determining the removal cost, and liability specific discount rates to determine the present value of these cash flows.  For more detail regarding the policy in respect of the provision for restoration refer to Note 2 (v).

Reserves estimates
Estimates of recoverable quantities of proven and probable reserves, that are used to review the carrying value of oil and gas properties, include assumptions regarding commodity prices, exchange rates, discount rates, production and transportation costs for future cash flows.  It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries.  The economic, geological and technical factors used by the Consolidated Entity to estimate reserves may change from period to period.  Changes in reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in estimated future cash flows.  Reserves are integral to the amount of depreciation, depletion, amortisation and impairment charged to the profit and loss.

Reserves estimates are prepared by internal engineers and external independent third parties in accordance with guidelines prepared by the Society of Petroleum Engineers.  The reserve estimates as at June 30, 2010 and June 30, 2009 were prepared by independent reserve engineers, Ryder Scott Company.

Units of production method of depreciation and amortisation
The Consolidated Entity applies the units of production method for depreciation of its oil and gas properties and assets based on hydrocarbons produced. These calculations require the use of estimates and assumptions.  Significant judgment is required in assessing the available reserves and future production associated with the assets to be depreciated under this method.  Factors that must be considered in determining reserves and future production are the Company’s history of exploiting reserves and the relevant time frames, markets and future developments.  When these factors change or become known in the future, such differences will impact pre-tax profit and carrying values of assets.  It is impracticable to quantify the effect of these changes in these estimates and assumptions in future periods.  The reassessment of rates occurs at December 31 and June 30 each and is performed consistently from period to period.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Fair value measurements
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement for disclosure purposes.

As of July 1, 2009, the Consolidated Entity has adopted the amendment to AASB 7 Financial Instruments: Disclosures which requires disclosure of fair values measurements by level of the following fair value measurement hierarchy:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	Inputs for the asset or liability that are not based on observable market date (unobservable inputs) (level 3)

Financial assets at fair value through the profit and loss are Level 1 (refer to Note 8)

Derivative financial instruments are Level 2 (refer to note 19a).  To assess the sensitivity of the Consolidated Entity to changes in the instruments value refer to note 31.

Fair value of derivative financial instruments
The Consolidated Entity measures the fair value of derivative financial instruments with reference to the discounted expected future cash flows associated with that instrument.

Income taxes
The Consolidated Entity has recognised deferred tax assets relating to carried forward tax losses to the extent that it is considered probable sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.

However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The deferred tax losses have been recognised in relation to the Consolidated Entity’s sale of a portion of its acreage interests in Goshen County, Wyoming.

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

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

f)	Borrowing Costs

Borrowing costs are recognised as an expense when incurred unless they relate to a qualifying asset being constructed. In that case they are capitalised during the period required to complete and prepare the asset for intended use or sale.

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

Operating lease payments are recognised as an expense in the profit and loss on a straight line basis over the lease term.  Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

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

The Consolidated Entity may be required to place funds with third parties as bonds for environmental restoration.  These bonds are carried as non-current receivables when the release of cash is not expected to occur within twelve months.  The bonds are represented by cash and are valued as cash.

j)	Trade and other receivables

Trade receivables, which generally have 30-90 day terms are recognised initially at fair value and subsequently measured at amortised cost less an allowance for any uncollectible amounts.  Due to their short term nature, they are not discounted.

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

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The amount of the impairment loss is recognised in profit and loss within other expenses.  When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against other expenses in profit and loss.

k)	Prepayments

Prepayments relate to certain goods and services whereby the payment has been made and the resultant benefit is derived over future periods.

l)	Foreign currency translation

(I) Functional and presentation currency
The functional currency of Samson Oil & Gas Limited (parent) is Australian Dollars, whereas the presentation currency is United States Dollars, the reason for this being the main operations of the Parent Entity are performed in Australia. The functional and presentation currency of Samson Oil & Gas USA, Inc is United States Dollars. The presentation currency of the Consolidated Entity is United States Dollars. Each entity in the Consolidated Entity determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(ii) Transaction and balances
Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year ended exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.  Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in the profit or loss as part of the fair value gain or loss.  Translation differences on non-monetary assets such as equities classified as available for sale financial assets are included in the fair value reserve in equity.

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
•
Income and expense for each profit and loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on transaction dates, in which case income and expenses are translated at the dates of the transactions)

•	Equity is translated at the historical exchange rate that approximates the rate in effect at the date of the transaction, and
•	All resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders’ equity.  When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in profit and loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

m)	Income tax

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

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

n)	Goods and Services Tax (GST)

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

Depreciation expense is estimated over the useful life of the assets as follows:

Furniture and fittings – over two to five years using the straight line method
Lease and well equipment – over the life of the reserve (usually 3-25 years) – approximated using the units of production method.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Refer Note 2s) for the Consolidated Entity’s policy in relation to Impairment of Non-Financial Assets.

Derecognition and disposal
An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit and loss in the year the asset is derecognised.

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

An area of interest refers to an individual geographical area where the presence of oil or a natural gas field is considered favorable or has been proved to exist, and in most cases will comprise an individual oil or gas field.

This means all exploration and evaluation costs, including general permit activity, geological and geophysical costs are expensed as incurred except where:

•
the expenditure or asset acquired relates to an exploration discovery, that at balance date, the assessment of whether or not an economically recoverable reserve is not yet complete and active and significant operations in relation to the area of interest is continuing; or

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

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

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

Impairment
The Consolidated Entity assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.   Impairment losses are recognised through the profit and loss.

s)	Impairment of non-financial assets

The Consolidated Entity assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Consolidated Entity makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of groups or assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.  Impairment losses relating to continuing operations are recognised in profit and loss.

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

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

t)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year which are unpaid.  These amounts are unsecured and are usually paid within 30 days of recognition.

u)	Provisions

Provisions for legal claims and make good obligations are recognised when the Consolidated Entity has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amounts has been reliably estimated.  Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.  A provision is recognised even if the likely of an outflow with respect to any one item including in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period.  The discount rate used to determine the present value if a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The increase in the provision due to the passage of time is recognised as interest expense.

v)	Restoration costs

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

Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employee’s services up to the reporting date.  They are measured at the amounts expected to be paid when the liabilities are settled.  Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.  The liability for annual leave and all other short-term employee benefit obligations is presented in payables.

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

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

x)	Share-based payment transactions

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

At each subsequent reporting date until vesting, the cumulative charge to profit and loss is the product of:

i.	The grant date fair value of the award;
ii.
The current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

iii.	The expired portion of the vesting period.

The charge to profit and loss for the period is the cumulative amount as calculated above, less the amounts already charged in previous periods.  There is a corresponding entry to equity.

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

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

z)	Earnings per share

i)	Basic earnings per share

Basic earnings per share is calculated by dividing:
•	The result attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares
•	By the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares (note 26).

ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:
•	The after income tax effect of interest and other financing costs associated dilutive potential ordinary shares, and
•	The weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

aa)	Joint Ventures

Jointly controlled assets
Interests in jointly controlled assets are reported in the financial statements by including the Consolidated Entity’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

bb)	Business Combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition related costs are expensed as incurred.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition by acquisition basis, the group recognizes any non-controlling interesting in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the different is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

Change in accounting policy
A revised AASB 3 Business Combination became operative on July 1, 2009.  While the revised standard continues to apply the acquisition method to business combinations, there have been some significant changes.

All purchase consideration is now recorded at fair value at the acquisition date. Contingent payments classified as debt are subsequently remeasured through profit or loss.  Under the Consolidated Entity’s previous policy, contingent payments were only recognized when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Acquisition-related costs are expensed as incurred.  Previously, they were recognized as part of the cost of acquisition and therefore included in goodwill.

Non-controlling interests in an acquiree are now recognized either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net identifiable assets.  This decision is made on an acquisition by acquisition basis.  Under the previous policy, the non-controlling interest was always recognized at its share of the acquiree’s net identifiable assets.

If the Consolidated Entity recognizes previous acquired deferred tax assets after the initial acquisition accounting is completed there will no longer be any adjustment to goodwill.  As a consequence, the recognition of the deferred tax asset will increase the Consolidated Entity’s net profit after tax.

The changes implemented did not have any impact on the financial statements of the Consolidated Entity.

cc)	Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing performance of operating segments, has been identified as the Board of Directors.

Change in accounting policy
The Consolidated Entity has adopted AASB 8 Operating Segments from July 1, 2009.  AASB 8 replaces AASB 114 Segment Reporting. The new standard requires a ‘management approach’, under which segment information is presented on the same basis that is used for internal reporting purposes.  This change has had no impact of the measurement of the Company’s assets and liabilities. Comparatives for 2009 have been restated.

dd)	Derivative Financial Instruments

The Consolidated Entity uses derivative financial instruments, such as fixed forward swaps to manage price risk.  Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value are taken directly to the profit and loss.

ee)	Compound Instruments/Borrowings
The component parts of compound instruments are classified separately as either financial liabilities or equity in accordance with the substance of the contractual arrangement. Derivative features are separately recognized when the risks and characteristics are not closely related to those of the host contract.

Convertible Note
The convertible notes are split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represents the Company’s liability for future interest payments and the principal amount. The embedded derivatives represents the value of the foreign currency denominated option that noteholders had to convert into ordinary shares in the Company and the early redemption option of the Consolidated Entity.  At the date of issue the component parts are recognized at fair value and in the case of the debt component, net of transaction costs.

Subsequent to initial recognition the debt component of the convertible note was measured at amortized cost. The embedded derivatives are measured at fair value at each balance date, and the change in fair value is recognized in the profit and loss.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.  The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in other income or finance cost.

Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Interest
Interest is classified as an expense consistent with the balance sheet classification of the related debt instrument.

ff)	Discontinued Operations

Non–current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction.  They are not depreciated or amortized. For an asset or disposal group to be classified as held for sale it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognized for any initial or subsequent write–down of the asset (or disposal group) to fair value less costs to sell.  A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized.  A gain or loss not previously recognized by the date of the sale of the non–current asset (or disposal group) is recognized at the date of derecognition.

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

NOTE 3.                  REVENUE AND EXPENSES

	Consolidated Entity
	2010 $	2009 $	2008 $
Revenue and Expenses from Continuing Operations
a Revenue
Sale of oil and gas
Oil sales	2,073,386	1,546,080	2,430,437
Gas sales	2,733,225	2,853,334	4,295,917
Other liquids	281,466	247,023	603,940
	5,088,077	4,646,437	7,330,294
Finance Income
Interest income	24,318	10,338	64,349

Total Revenue	5,112,395	4,656,775	7,394,643

Other Income
Gain on cancellation of portion of embedded derivative / options	-	735,072	684,420
Movement in fair value of embedded derivative	-	2,049,983	-
Gain on fixed forward swaps	34,435	1,186,910	297,000
Movement in fair value of derivative instruments	147,279	1,876,936	-
Movement in fair value of held for trading investments	46,681	-	-
Gain on financial liabilities carried at amortized costs on re-estimation of cash flows	-	-	654,733
Foreign exchange gains	-	-	17,936
Other	58,929	27,886	111,697
Total Other Income	287,324	5,876,787	1,765,786

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

	Consolidated Entity
	2010 $	2009 $	2008 $
b General and Administration
Employee Benefits
Salary and employee benefits	(1,058,013)	(1,488,928)	(1,362,116)
Share based payments	(119,890)	(33,962)	(340,341)
Total Employee Expense Benefits	(1,177,903)	(1,522,890)	(1,702,457)

Other General and Administration
Foreign exchange losses	-	(1,307,006)	-
Consultants’ fees	(446,794)	(249,572)	(392,231)
Lease payments	(142,202)	(142,496)	(211,181)
Legal costs	(211,444)	(214,440)	(241,332)
Assurance, accounting and taxation advice	(695,178)	(438,018)	(826,255)
Travel and accommodation	(66,126)	(156,153)	(252,201)
Movement in fair value of derivative instruments	-	-	(1,485,326)
Movement in fair value of held for trading investments	-	(79,082)	(12,390)
Movement in fair value of embedded derivative	-	-	(1,237,831)
Filing and listing fees	(27,317)	(73,090)	(86,433)
Insurance	(139,943)	(132,842)	(161,019)
Investor and public relations	(124,098)	(148,391)	(340,957)
Printing, postage and stationery	(29,558)	(17,938)	(55,277)
Other	(276,351)	(330,004)	(435,212)
Total Other General and Administration Expenses	(2,159,011)	(3,289,032)	(5,737,645)
	(3,336,914)	(4,811,922)	(7,440,102)

c Finance costs
Unwinding of discount associated with restoration obligation	(6,472)	(4,916)	(9,595)
Amortized borrowing costs	(111,545)	(111,544)	(114,545)
Loss on financial liabilities carried at amortized cost on re-estimation of cash flows	-	(3,134,341)	-
Interest expense	(1,312,393)	(2,328,246)	(3,038,936)
Total Finance Costs	(1,430,410)	(5,579,047)	(3,163,076)

	Consolidated Entity
	2010 $	2009 $	2008 $
d Depreciation and amortization, included in the profit and loss
Included in cost of sales:
Depreciation on lease and well equipment	(325,615)	(192,799)	(85,860)
Depletion of oil and gas properties	(1,425,621)	(1,591,260)	(947,623)
	(1,751,236)	(1,784,059)	(1,033,483)

Depreciation of furniture and fittings	(65,387)	(82,489)	(82,925)
	(1,816,623)	(1,866,548)	(1,116,408)

e Impairment movements
Net reversal of impairment of oil and gas properties	-	-	4,532,258
Impairment expense of oil and gas properties	(1,143,863)	(21,706,181)	-
Total Impairment Expense	(1,143,863)	(21,706,181)	4,532,258

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

	Consolidated Entity
	2010 $	2009 $	2008 $

f Included in exploration expenditure
General exploration expenditure	(774,665)	(264,493)	(414,223)
Deferred exploration expenditure written off	-	(4,597,052)	-
Dry Hole Costs	(794,791)	-	(2,226,798)
	(1,569,456)	(4,861,545)	(2,641,021)

NOTE 4.                  INCOME TAX

	Consolidated Entity
	2010 $	2009 $	2008 $
The major components of income tax benefit/(expense) are:
Profit and Loss
Current income tax	-	-	-
Recognition of deferred income tax asset	6,317,000	-	-
Income tax benefit reported in the profit and loss	6,317,000	-	-

Loss before income tax from continuing operations	(5,499,767)	(30,159,175)	(2,913,881)
Profit before tax from discontinued operations	-	-	568,238
Total accounting loss before income tax	(5,499,767)	(30,159,175)	(2,345,643)
At the Australian statutory income tax rates of 30% (2009: 30%, 2008: 30%)	(1,649,930)	(9,047,753)	(703,693)
Expenditure not allowable for income tax purposes	35,967	10,189	922,217
Income not assessable for income tax purposes	(44,184)	-	(466,053)
Effect of US tax rate differential	(405,887)	(221,525)	(97,842)
Deferred tax assets not brought to account as realization is not considered probable	2,064,034	9,259,089	495,571
Prior year losses not previously recognized bought to account	6,317,000	-	-
Aggregate income tax benefit	6,317,000	-	150,200

	Consolidated Entity
	2010 $	2009 $	2008 $
Aggregate income tax expense attributable to:
Continuing operations	–	–	–
Discontinued operations	–	-	150,200
	–	-	150,200

 The Consolidated Entity’s income tax expense represents state income tax payable to the state of Oklahoma, USA, in relation to the sale of the Consolidated Entity’s interest in the Amber field located in Oklahoma.  This expense has been recorded as part of the discontinued operations.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

	Balance Sheet		Income Statement
Consolidated	2010 $	2009 $	2010 $	2009 $	2008 $
Deferred Income Tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Oil and gas properties	-	-	-	-	191,334
Hedge Liability	18,262	-		-	-
Loan fees	665	1,390	(725)	(725)	(724)
Gross deferred tax liabilities	18,927	1,390

Deferred tax assets
Losses available to offset against future taxable income	21,008,522	18,944,488	(2,064,034)	(9,259,089)	514,173
Assets held for trading	-	145	145	10,297	(4,050)
Oil and gas properties	9,142,423	9,247,425	105,002	(9,438,759)	735,291
Share issue costs	283,710	13,092	(270,618)	27,027	14,135
Hedge liability	-	39,177	57,439	732,995	(579,277)
Other	-	-	-	-	26,606
Deferred tax assets not brought to account as realization is not regarded as probable	(24,098,728)	(28,242,937)	4,144,209	17,927,529	897,488
Gross deferred tax assets	6,335,927	1,390

Deferred tax benefit			-	-	-
Net deferred tax recognized in the balance sheet	6,317,000	-

The Consolidated Entity has tax losses carried forward arising in Australia of $4,108,810 (2009: $3,847,102).  The benefit of these losses of $1,232,643 (2009: $1,154,131) will only be obtained in future years if:

i.	the Consolidated Entity and the Parent Entity derive future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realized; and
ii.	the Consolidated Entity and the Parent Entity have complied and continue to comply with the conditions for deductibility imposed by law; and
iii.	no changes in tax legislation adversely affect the Consolidated Entity and the Parent Entity in realizing the benefit from deduction for the losses.

The Consolidated Entity has Federal net operating tax losses in the United States of approximately $30,023,757 (2009: $26,100,222).  The utilization of approximately $13,056,705 (2009: $13,056,705) is limited to an estimated $403,194 (2009: $403,194) per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005.  If not utilized, the tax net operating losses will expire during the period from 2008 to 2026.  Of the $13,056,705, $9,023,861 will never be utilized and will expire by June 2025.

The Consolidated Entity has now recognized a deferred income tax asset in relation to these losses of $6,317,000 (2009: nil) as realization of this benefit is probable due to the Goshen County Transaction.

In addition to the above mentioned Federal carried forward losses in the United States, the Company also has approximately $19,997,328 (2009: $17,040,393) of State carried forward tax losses, with expiry dates between June 2010 and June 2022.  A deferred income tax asset in relation to these losses has not been recognized as realization of the benefit is not regarded as probable.

The deferred tax benefit the Consolidated Entity will ultimately realize is dependent both upon the loss recoupment legislation in the United States and taxable income at the time recoupment.

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

NOTE 5.                  DIVIDENDS

No dividends have been declared during the year (2009: Nil).

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The balance of the franking account at the end of the year was nil (2009: Nil).

NOTE 6.                  CASH AND CASH EQUIVALENTS

	Consolidated Entity
	2010 $	2009 $

Cash at bank and on hand	5,885,735	1,522,632

Cash at bank earns interest at floating interest rates based on daily bank deposit rates.

a)            Risk exposure
The Consolidated Entity’s exposure to interest rate risk is discussed in note 31.  The maximum exposure to credit risk at the reporting date is the carrying amount of cash mentioned above.

NOTE 7.                  TRADE AND OTHER RECEIVABLES

		Consolidated Entity
	Note	2010 $	2009 $
CURRENT
Trade receivables (i)		742,246	444,061
Receivables – capital raising (ii)		4,070,746	-
Net GST Receivable		41,410	11,817
Other receivables (iii)		77,868	16,096
		4,932,270	471,974

(i)	These receivables relate to the sale of oil and gas. They are non-interest bearing, unsecured and are generally on 60-90 day terms.

(ii)
These receivables relate to applications received for the Company’s share purchase plan for which the cash had not yet been cleared into the Consolidated Entity’s bank account.  All of the funds have been received as at the date of this report.

(iii)	These receivables are non-interest bearing, unsecured and are due for repayment within the next twelve months.

a)	Foreign exchange and interest rate risk - current receivables

Information about the Consolidated Entity’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 31.

b)	Fair value and credit risk – current receivables

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. All receivables are unsecured.  Refer to note 31 for more information on the risk management policy of the Consolidated Entity and the credit quality of trade receivables.

No receivables are past due.  No impairment has been recognized in respect of any of these receivables.

	Consolidated Entity
	2010 $	2009 $

NON CURRENT
Other receivables (iv)	27,122	25,611
	27,122	25,611

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

(iv)	These receivables are non-interesting bearing, unsecured and not due for repayment within the twelve months. The carrying value of these receivables approximates their fair value.

c)	Risk Exposure – non current receivables

Information about the Consolidated Entity’s exposure to credit risk, foreign exchange and interest rate risk is provided in note 31.  The maximum exposure to credit risk at the reporting date is the carrying amount of the receivables mentioned above.

NOTE 8.                  FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit and loss are all held for trading and include:

	Consolidated Entity
	2010 $	2009 $

CURRENT
At fair value
Shares – Australian listed	40,165	57,186
	40,165	57,186

Held for trading investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

Changes in fair values of financial assets at fair value through profit or loss are recorded in other income or general administrative expense in the profit and loss (notes 3a and b)

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 9.	PREPAYMENTS

Prepayments include:

	Consolidated Entity
	2010 $	2009 $

CURRENT
Prepaid drilling expenses	1,378,798	-
Other prepaid expenses	75,473	51,686
	1,454,271	51,686

Prepaid drilling expenses include cash advanced to the operators of the drilling operations in advance of the drilling commencing.

NOTE 10.	PLANT & EQUIPMENT

	Consolidated Entity
	2010 $	2009 $

Office Equipment
Cost	514,287	506,230
Accumulated depreciation	(364,248)	(297,565)
	150,039	208,665

At 1 July, net of accumulated depreciation	208,665	243,179
Additions	6,761	67,272
Disposals	-	(18,516)
Depreciation charge for the year	(65,387)	(82,488)
Exchange adjustment	-	(782)
At 30 June, net of accumulated depreciation and impairment	150,039	208,665

Lease and Well Equipment
Cost	3,874,638	3,132,662
Accumulated depreciation and impairment	(1,471,861)	(1,146,246)
	2,402,777	1,986,416

At 1 July, net of accumulated depreciation and impairment	1,986,416	1,739,099
Additions	741,975	523,475
Depreciation charge	(325,614)	(192,799)
Impairment charge	-	(83,359)
At 30 June, net of accumulated depreciation and impairment	2,402,777	1,986,416

Total Plant and Equipment	2,552,816	2,195,081

All plant and equipment is subject to a first charge mortgage by Macquarie Bank Limited.  Refer note 13a).

NOTE 11.	EXPLORATION AND EVALUATION ASSETS

	Consolidated Entity
	2010 $	2009 $

Balance at the beginning of the year	-	4,597,052
Amount written off during the year	-	(4,597,052)
	-	-

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The expenditure incurred in the prior year relates to exploration acreage purchased for which the determination of proved reserves was still pending.

Following the decrease in commodity prices seen throughout the year, the Company reviewed its exploration assets at December 31, 2008 and wrote all assets off to Profit and Loss.  While these assets have been written off, the Company has not relinquished any leases and will continue to reassess the value of these projects in the future.

The recoverability of the carrying value of deferred exploration and evaluation expenditure is dependent on the successful exploitation, or alternatively sale, of the respective areas of interest.

NOTE 12.	RESTRICTED CASH

	Consolidated Entity
	2010 $	2009 $
Non Current
Bonds paid to state authorities in relation to exploration permits held	178,291	145,738
	178,291	145,738

These bonds are interest bearing and will be repaid to the Consolidated Entity following the relinquishment of the related permit by the Company.  This is not expected to occur within the next twelve months. The average interest rate applicable to these bonds is 0.1% (2009: 0.01%).

NOTE 13.	OIL AND GAS PROPERTIES

	Consolidated Entity
	2010 $	2009 $

Proved developed producing properties at cost	38,106,585	40,431,574
Accumulated depletion	(6,133,300)	(6,464,912)
Impairment	(17,769,492)	(19,715,788)
	14,203,793	14,250,874

	Consolidated Entity
	2010 $	2009 $
Proved undeveloped properties at cost	10,081,671	14,545,550
Impairment	(6,150,011)	(10,287,868)
	3,931,660	4,257,682

Total	18,135,453	18,508,556

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

	Consolidated Entity
	2010 $	2009 $
Proved Developed Producing Properties
At 1 July, net of accumulated depreciation and impairment	14,250,874	30,106,143
Additions	2,179,831	1,645,235
Net impairment expense	(801,291)	(15,909,244)
Depreciation charge	(1,425,621)	(1,591,260)
At 30 June, net of accumulated depreciation and impairment	14,203,793	14,250,874

Proved Undeveloped Properties
At 1 July, net of accumulated depreciation and impairment	4,257,682	9,970,226
Additions	16,549	1,031
Net impairment expense	(342,571)	(5,713,575)
At 30 June, net of accumulated depreciation and impairment	3,931,660	4,257,682

a) Assets pledged as security

In the current and prior year, Macquarie Bank Limited held a first charge mortgage over all assets (including the oil and gas properties) of the Consolidated Entity.  This collateral has been provided as part of the funding facility provided by Macquarie Bank Limited to Samson Oil & Gas USA Inc. Refer to Note 16 for further details relating to this facility.
	Consolidated Entity
	2010 $	2009 $
The written down value of assets pledged as security are:
Producing properties, including lease and well equipment	16,606,570	16,237,290
Non producing properties	3,931,660	4,257,682
	20,538,230	20,494,972

b) Impairment of oil and gas properties

At June 30, 2010, the Consolidated Entity reviewed the carrying value of its oil and gas properties for impairment.  An independent review was performed to assess the recoverable amount based on the net present value of the Consolidated Entity’s assets (by cash generating unit).  The discount rate used to assess the recoverable amount (based on the value in use) was 10% (2009: 10%).  The value in use has been based on the expected lives of the respective fields.  The effect of future income taxes on discounted cashflows has not been considered due the entity’s considerable tax losses.

The value of oil and gas properties was reviewed on a field by field basis and has resulted in net impairment expense of $1,143,863 (2009:$21,622,819).  It is the Consolidated Entity’s policy to use proved and probable reserves to support the carrying value of its properties.

NOTE 14.	TRADE AND OTHER PAYABLES
	Consolidated Entity
	2010 $	2009 $

Trade payables (i)	1,040,977	508,952
Payables - from capital raising (ii)	1,169,916
Other payables (iii)	107,885	82,157
	2,318,778	591,109

(i)	Trade payables are non-interest bearing and normally settled on 30-60 day terms.
(ii)	This is a result of the board deciding to accept 75% of the SPP therefore refunds needed to be made.
(iii)
Other payables include accruals for annual leave.  The entire obligation is presented as current, since the Consolidated Entity does not have an unconditional right to defer settlement.  Based on past experience, the Consolidated Entity expects employees to take the full amount of accrued leave within the next twelve months.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 15.	PROVISIONS

	Consolidated Entity
	2010 $	2009 $

Non-current
Provision for Restoration	851,502	827,577
	851,502	827,577

A provision for restoration is recognized in relation to the oil and gas activities for costs such as reclamation, plugging wells and other costs associated with the restoration of oil and gas properties. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value.  In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant government legislation in relation to the restoration of such oil and gas properties in the future.

	Consolidated Entity
	2010 $	2009 $
Provision for Restoration
Balance at beginning of year	827,577	688,472
Recognised upon acquisition of new assets	17,453	16,894
Increase in liability due to change in liability date	-	186,595
Reduction in provision relating to wells plugged and abandoned during the year	-	(69,300)
Unwinding of discount	6,472	4,916
Balance at end of the year	851,502	827,577

NOTE 16.	BORROWINGS

	Consolidated Entity
Current	2010 $	2009 $

Secured
Debt facility with Macquarie Bank Limited	11,283,999	16,846,207
	11,283,999	16,846,207

Consolidated Entity
On May 26, 2006, the Consolidated Entity drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in US$.

This loan comprises two tranches:

Tranche A
Face Value: $11,000,000
Coupon rate: 9.25%
Maturity date: May 31, 2011

This tranche had a face value of $11,000,000.  In addition, 11,000,000 options were granted to Macquarie Bank Limited by the parent entity as part of the loan agreement.  These options were convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan.  The conversion price of the options was 40.81 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to May 30, 2006.  These options were cancelled on March 13, 2009 pursuant to an agreement with Macquarie Bank Limited.  See below for further details.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Tranche B
Face Value: $386,248
Coupon rate: 9.7%
Maturity date: May 31, 2011

This tranche of the loan was originally drawn down for $10,000,000.  On June 30, 2006, the Company repaid $1,000,000.  In June 2008, the Company repaid an additional $2,940,000. During the year, the Company repaid $5,673,752 of this debt facility.  10,000,000 options were also granted to Macquarie Bank Limited by the parent entity as part of the loan agreement.  These options were exercisable at Macquarie Bank Limited’s discretion between May 31, 2009 and May 31, 2011.  The conversion price of these options was 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to  May 31, 2009, and was subject to adjustment in accordance with customary market practice. The conversion options were embedded in the convertible loan.  These options were also cancelled pursuant to the agreement signed with Macquarie Bank Limited on March 13, 2009.

Both tranches of this loan are secured against all assets of the Consolidated Entity.

Both tranches of this loan are fully drawn down and no further draw downs were available under the terms of the loan agreement.

Cancellation of Macquarie Options

On March 13, 2009, the Consolidated Entity and Macquarie Bank Limited, the holder of the options, entered into an agreement whereby all options outstanding were cancelled in return for the Company issuing 36,800,000 fully paid ordinary shares to Macquarie Bank at no cost to them.  29,300,000 of these shares were issued on March 15, 2009, 2,000,000 were issued on 1 July 2009 and 5,500,000 were issued on November 6, 2009.  The financial impact of the issue of all of the shares was recognized in the financial statements for the year ended June 30, 2009, as the grant date of the shares was March 13, 2009, being the date the agreement was entered into.

During the year ended June 30, 2009, prior to the cancellation of the options, this conversion option had been classified as an embedded derivative and was bifurcated from the host contract.  Until the date the options were cancelled, the Consolidated Entity recognized a gain of $2,049,983 in relation to the movement in fair value of the embedded derivative.  The fair value of the embedded derivative was valued using a binomial option pricing model.

The value of the embedded derivative features have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.  The table below summarizes the model inputs for the valuation of the embedded derivatives.

	March 13, 2009	June 30, 2008
Dividend Yield (%)	-	-
Expected volatility (%)*	100	75
Risk-free interest rate (%)	0.75 -0.88	2.64-2.86
Expected life of options – years	1-2	2-3
Option Exercise Price – cents	2-41	21-40
Share Price – cents	1	18
The cancellation of the options and associated embedded derivative resulted in $735,072 being recognized as other income in the prior year.

*The volatility is estimated from historical movement in the share price compared to the market.

Loan Restructuring
On September 2, 2009, the loan facility was restructured. The restructured facility includes additional covenants with respect to EBITDA, crude oil production and natural gas production.

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
for 30 June 2010

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

Natural Gas Production Covenant: for each of the periods specified in the following table, the Group’s cumulative production of Natural Gas from any source, including the Borrower’s Net Revenue Interest in Natural Gas in the Properties, from 1 January 2010 to the end of the period specified in the table must be greater than the “Cumulative Natural Gas Production” for that period as specified in the table:

Period	Cumulative Natural Gas Production (mmcf)
January 1, 2010 to September 30, 2010	468
January 1, 2010 to December 31, 2010	601
January 1, 2010 to March 31, 2011	724
January 1, 2010 to May 31, 2011	801

The Consolidated Entity was also required to maintain a reserve-to-debt ratio of at least 1.2:1 from December 31, 2009 and for each quarter date thereafter.

From January 1, 2010, the Company was required to repay $200,000 of the principal outstanding each month.

During the year, the Company repaid $5,673,752 of this debt facility.

The debt is recorded as a current liability as it is due for repayment in May 2011.

The Company breached its EBITDA covenant at June 30, 2010, however is in compliance with all other covenants.  Macquarie Bank Limited have provided a waiver in regard to this breach, subsequent to year end.

NOTE 17.	CONTRIBUTED EQUITY AND RESERVES
(a)    Issued and paid up capital

Contributed Equity	Consolidated Entity
	2010 $	2009 $

1,654,959,087 ordinary fully paid shares including shares to be issued (2009 – 245,919,216 ordinary fully paid shares including shares to be issued)	75,714,264	55,985,941

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Movements in contributed equity for the year	2010		2009
	No. of shares	$	No. of shares	$

Opening balance	238,394,216	55,985,941	209,094,216	55,511,344
Capital Raising (i)	1,168,700,926	20,922,424	-	-
Shares issued upon exercise of options (ii)	22,344,842	304,921	-	-
Share based payment (iii)	3,489,603	100,817
Shares issued to Macquarie Bank Limited (v)	7,500,000	-	29,300,000	476,927
Transaction costs incurred	-	(1,599,866)	-	(2,330)
Shares on issue at balance date	1,440,429,587	75,714,237	238,394,216	55,985,941

Shares to be issued as part of capital raising (i)	214,414,880	-	-	-
Shares to be issued upon exercise of options (ii)	49,620	-	-	-
Shares to be issued to Macquarie Bank Limited (v)	-	-	7,500,000	-
Shares to be issued as part of Kestrel acquisition (iv)	65,000	-	65,000	-
Closing Balance	1,654,959,087	75,714,237	245,959,216	55,985,941

(i)	In October 2009, the Company issued 920,171,519 ordinary shares at A$ 1.2 cents per share/US$ 1.08 cents per share to raise US$9,974,639

In January 2010 the Company issued 124,999,995 ordinary shares at A$ 1.2 cents per share/US$ 1.09 cents per share to raise US$1,367,099

In May 2010 the Company issued 123,529,412 ordinary shares at A$ 3.4 cents per share/US$ 2.8 cents per share to raise US$3,502,508.

In June 2010 the Company completed a share purchase plan. All share applications were received prior to 30 June 2010 though some funds were not received into the Consolidated Entity’s bank account until post 30 June 2010.  The shares were issued on 9 July 2010.  The Company issued 205,189,880 ordinary shares at A$ 3.4 cents per share/US$ 0.027 cents per share to raise US$5,817,133.

In June 2010 the Company placed 9,225,000 ordinary shares at $ 3.4 cents per share/US $ 2.8 cents per share to raise US$261,528.  The funds were received prior to year end however the shares were not issued until 9 July 2010.

(ii)
During the course of the year the Company issued 22,394,462 ordinary shares upon the exercise of 22,394,462 options.  The exercise price of these options was A$ 1.5 cents per share/ US$ 1.04 cents per share (average price based on the exchange rate on the date of exercise) to raise A$ 1.04 cents per share (average price based on the exchange rate on the date of exercise) to raise US$304,921.  Cash was received in relation to the exercise of 49,620 options prior to year end however these shares were not issued until  July 2, 2010.

(iii)
In conjunction with the reduction in salaries accepted by all employees and directors of the Company, the Company issued 3,489,603 shares to employees and directors. These shares were valued at the volume weighted average share price across the ASX and NYSE Amex for the period being compensated for being May 1, 2009 to  September 30, 2009, being US$ 2.8 cents per share.

(iv)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held.  The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share.  As at balance date acceptances had been received for 65,000 (2009:65,000) shares which have not yet been issued.  These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

(v)
On March 13, 2009, the Company entered into an agreement with Macquarie Bank Limited to cancel the options outstanding in relation to the Company’s facility agreement. See note 16 for further details in relation to the facility and the cancellation of the options.  Macquarie were granted 36,800,000 shares at no cost to them. The grant date of these shares was March 13, 2009, being the date the agreement was signed.  29,300,000 shares were issued on March 16, 2009.  An additional 2,000,000 were issued on July 1, 2009. The remaining 5,500,000 were issued on November 6, 2009.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

(b)	Share Options

All references to exercise price and deemed value of options are in Australian Dollars.

On December 24, 2004, 10,250,000 options were issued to Directors, employees and other parties.  These options had an exercise price of 25 cents and expired on December 31, 2009. 33,312 of these options were converted to fully paid ordinary shares during the year ended  June 30, 2006.  The remaining options, expired unexercised.

On June 14, 2006, 8,500,000 options were issued to employees, directors and other parties not related to the Company.  These options vested immediately, had an exercise price of 45 cents and expire on   May 31, 2011.  During the prior year, 2,000,000 of these options expired following the resignation of the employee to which they were granted.

On November 6, 2006, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc.  The options had an exercise price of 42 cents each and expired, unexercised on October 31, 2009.  They have been recorded as a cost of investment in Kestrel Energy Inc.

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

On May 12, 2008, 2,000,000 options were granted to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of May 11, 2013.  600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remaining 800,000 vested on April 1, 2010, following twenty four months of service.

In October and November 2009, 344,431,141 options were issued in conjunction with a rights offering completed by the Company at the same time.  These options have an exercise price of 1.5 cents and expire on December 31, 2012.  22,394,462 of these options were exercised up to June 30, 2010.

At the end of the year there were 337,435,756 (2009: 29,095,765) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company.

(c)	Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(d)	Reserves

	Consolidated Entity
Reserves	2010 $	2009 $	2008 $

Foreign currency translation reserve	2,924,429	2,987,161	1,694,124
Equity reserve	(1,097,780)	(1,097,780)	(1,097,780)
Share based payments reserve	2,419,430	2,399,702	2,365,740
	4,246,079	4,289,083	2,962,084

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Nature and purpose of reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange rate differences arising from the translation of financial statements of the parent entity with a functional currency that differs to the presentation currency of the Consolidated Entity.

Share Based Payments Reserve
This reserve is used to record the value of share based payments granted.

Equity Reserve
This reserve is used to recognize the difference between the consideration paid and book value of minority interests’ acquired.

NOTE 18.	ACCUMULATED LOSSES

	Consolidated Entity
	2010 $	2009 $	2008 $
Balance at the beginning of the year	55,661,908	25,502,733	23,006,890
Net (profit)/loss attributable to members of Samson Oil & Gas Limited, after income tax	(817,233)	30,159,175	2,495,843
Balance at the end of the year	54,844,675	55,661,908	25,502,733

NOTE 19.	DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Entity
a) Asset	2010 $	2009 $
Current Asset
Fixed forward swaps/collars – at fair value	46,824	154,180
	46,824	154,180

	Consolidated Entity
b) Liability	2010 $	2009 $
Non Current
Fixed forward swaps – at fair value	-	254,635
	-	254,635

Refer to Note 27 for further details in relation to the terms, conditions and valuation of the fixed forward swap and derivative collars.

NOTE 20.	COMMITMENTS

(a)	Exploration Commitments

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

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The minimum level of exploration commitments expected as at year ending June 30, 2010 is $100,000 (2009: $113,276), which includes the minimum amounts required to retain tenure.  It is anticipated that the exploration expenditure commitments in the ensuing periods will be at a similar level.

(b)	Development Expenditure

At year end, the Company had committed to capital development expenditure of $2,297,649 (2009:$nil). These funds were paid prior to the end of the period and have been recorded as a prepayment.  As at the end of the period $1,378,978 (2009:$nil) was remaining to be spent.

(c)	Operating Lease Commitments – Consolidated Entity as lessee

The Parent and its subsidiaries have entered into operating leases for the lease of its office space in Perth, Western Australia and Denver, Colorado.

Future minimum rentals payable under non-cancellable operating leases as at June 30, are as follows:
	Consolidated Entity
	2010 $	2009 $
Minimum lease payments
- not later than one year	117,587	125,014
- later than one year and not later than five years	64,667	176,304
Aggregate lease expenditure contracted for at balance date	182,254	301,318

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

(d)	Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognized as payables:

	Consolidated Entity
	2010 $	2009 $
Within one year:	223,735	270,342
	223,735	270,342

Amounts disclosed as remuneration commitments include commitments arising from service contracts of directors and executives referred to in Note 21 that are not recognized as liabilities and are not included in the directors’ or executives’ remuneration.

NOTE 21.	DIRECTOR AND EXECUTIVE DISCLOSURES

a)	Compensation by category: key management personnel

	Consolidated Entity
	2010 $	2009 $

Short Term	731,761	1,026,632
Post Employment	43,299	57,458
Share-based Payments	116,508	33,962
	891,568	1,118,052

b)	Option holdings of key management personnel

June 30, 2010	Balance at beginning of period July 1, 2009	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period June 30, 2010	Options vested at June 30, 2010*

Directors
N. MacLachlan	1,000,000	-	-	-	1,000,000	2,000,000	2,000,000
T. Barr	8,000,000	-	-	-	512,960	8,512,960	8,512,960
V. Rudenno	-	-	-	500,000	300,000	800,000	800,000
K. Skipper	-	-	-	500,000	-	500,000	500,000

Executives
D. Rakich	1,000,000	-	(1,000,000)	-	-	-	-
R. Lamont	2,100,000	-	(100,000)		30,000	2,030,000	2,030,000
D. Ninke	2,000,000	-	-	-	-	2,000,000	2,000,000
Total	14,100,000	-	(1,100,000)	1,000,000	1,842,960	15,842,960	15,842,960

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

June 30, 2009	Balance at beginning of period July 1, 2008	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period June 30, 2009	Options vested at June 30, 2009*

Directors
D. Cairns (i)	1,000,000	-	-	-	(1,000,000)	-	-
N. MacLachlan	1,000,000	-	-	-	-	1,000,000	1,000,000
T. Barr	8,000,000	-	-	-	-	8,000,000	8,000,000
V. Rudenno	-	-	-	-	-	-	-
K. Skipper	-	-	-	-	-	-	-

Executives
D. Rakich	1,000,000	-	-	-	-	1,000,000	1,000,000
R. Lamont	2,100,000	-	-	-	-	2,100,000	2,100,000
R. Gardner (ii)	2,000,000	-	-	-	-	2,000,000	2,000,000
D. Ninke	2,000,000	-	-	-	-	2,000,000	1,200,000
Total	17,100,000	-	-	-	(1,000,000)	16,100,000	15,300,000

*All options vested are exercisable at June 30, 2009.

(i)           Mr Cairns resigned effective September 10, 2008
(ii)          Mr Gardner, Vice President - Engineering resigned effective July 10, 2009.  In accordance with the terms and conditions of his contract, the options granted to him expired 90 days from the date of the termination of the contract.

c)	Shares issued on exercise of options

No options were exercised during 2010 or 2009 by key management personnel.

d)	Shareholdings of key management personnel

Ordinary Shares held in Samson Oil & Gas Limited (number)

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

June 30, 2010	Balance at beginning of period July 1, 2009	Granted as compensation	On exercise of options	Net change other	Balance at end of period June 30, 2010

Directors
N. MacLachlan	1,812,500	208,219	-	10,000,000	12,020,719
T. Barr	902,090	1,340,792	-	5,129,600	7,372,482
V. Rudenno	500,000	138,813	-	3,000,000	3,638,813
K. Skipper	-	138,813	-	-	138,813

Executives
D. Rakich	-	347,032	-	(347,032)	-
R. Lamont	100,000	600,617	-	300,000	1,000,617
D. Ninke	-	575,786	-	190,000	765,786
Total	3,314,590	3,350,072	-	18,272,568	24,937,230

June 30, 2009	Balance at beginning of period July 1, 2008	Granted as compensation	On exercise of options	Net change other	Balance at end of period June 30, 2009

Directors
D. Cairns (i)	512,500	-	-	(512,500)	-
N. MacLachlan	1,812,500	-	-	-	1,812,500
T. Barr	144,090	-	-	758,000	902,090
V. Rudenno	-	-	-	500,000	500,000
K. Skipper	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-
R. Lamont	-	-	-	100,000	100,000
R. Gardner (ii)	-	-	-	-	-
D. Ninke	-	-	-	-	-

Total	2,469,090	-	-	845,500	3,314,590

(i)           Mr Cairns resigned effective September 10, 2008
(ii)          Mr Gardener, Vice President Engineering resigned effective July 10, 2009.

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

h)          Other transactions and balances with key management personnel

There were no transactions with key management personnel or their related parties during the current or prior year other than those mentioned above.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 22.	SEGMENT REPORTING

The Consolidated Entity has applied AASB 8 Operating Segments from July 1, 2009.  AASB 8 requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes.  This has not changed the number of reportable segments as presented in previous years.

Operating segments are now reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker has been identified as the Board of Directors.

The group operates in one business segment being oil and gas exploration, development and production in the United States of America.

The following table presents revenue and loss information regarding geographic segments for the year ended June 30, 2010 and June 30, 2009 and June 30, 2008 as presented to the Board of Directors.

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

	United States– Continuing Operations			United States– Discontinued Operations			Unallocated			Consolidated
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	5,101,537	4,655,149	7,376,102	–	–	868,161	10,858	1,626	18,541	5,112,395	4,656,775	8,262,804

Segment result before amortization and impairment	(1,549,859)	(7,152,140)	(4,750,268)	–	–	997,203	(989,421)	565,694	(1,579,444)	(2,539,280)	(6,586,446)	(5,332,509)
Impairment	(1,143,863)	(21,706,181)	4,532,258	–	–	(221,804)	-	-	-	(1,143,863)	(21,706,181)	4,310,454
Depreciation and Amortization	(1,816,135)	(1,864,591)	(1,109,932)	–	–	(357,381)	(489)	(1,957)	(6,475)	(1,816,624)	(1,866,548)	(1,473,788)
Segment result	(4,509,857)	(30,722,912)	(1,327,942)	–	–	418,018	(989,910)	563,737	(1,585,919)	(5,499,767)	(30,159,175)	(2,495,843)

Total segment assets	25,813,985	22,937,753	52,265,539	–	–	–	7,438,962	194,891	501,147	33,252,947	23,132,644	52,766,686
Additions to non current assets	2,943,082	2,237,013	2,862,897				2,034	-	-	2,945,116	2,237,013	2,862,897

Total segment liabilities	(13,093,573)	(18,390,731)	(19,619,734)	–	–	–	(1,360,706)	(128,797)	(176,257)	(14,454,279)	(18,519,528)	(19,795,991)

NOTE 23.	CASH FLOW STATEMENT

	Consolidated Entity
	2010 $	2009 $	2008 $
(a) Reconciliation of cash

Cash balance comprises:
- cash at bank and on hand	5,885,735	1,522,632	2,680,734

(b) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations

Net profit/(loss) after tax	817,233	(30,159,175)	(2,495,843)
Net (gain)/loss recognized on re-measurement to fair-value of investments held for trading	(46,681)	79,082	12,390
Depreciation of non-current assets	1,816,623	1,866,548	1,473,789
Foreign exchange loss/(gain)	-	1,307,006	(17,936)
Share based payments	119,890	33,962	340,341
Interest expense	-	700,629	1,152,655
Gain on cancellation of portion of embedded derivative / options	-	(735,072)	(684,420)
Movement in fair value of embedded derivatives	-	(2,049,983)	1,237,831
Exploration expenditure	1,569,456	4,861,545	2,641,021
Net (gain)/loss on fair value movement of fixed forward swaps	(147,279)	(1,876,936)	1,485,326
Net gain on sale of oil and gas properties	-	-	(469,666)
Loss/(gain) on financial liabilities carried at amortized cost	-	3,134,341	(654,733)
Impairment losses/(reversals) of oil and gas properties	1,143,863	21,706,181	(4,532,258)

Changes in assets and liabilities:

(Increase)/decrease in receivables	(423,614)	1,393,772	(299,449)
(Increase) in deferred tax asset	(6,317,000)	-	-
Increase/(decrease) in employee benefits	25,728	(50,001)	25,745
Increase/(Decrease) in payables	231,701	(258,572)	(39,869)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(1,210,080)	(46,673)	(825,076)

c) Non-Cash Financing and Investing Activities	-	476,927	-

NOTE 24.	RELATED PARTY DISCLOSURES

The consolidated financial statements include the financial statements of Samson Oil & Gas Limited and the following subsidiaries:

	Country of	% Equity Interest		Investment
Name	Incorporation	2010	2009	2010	2009
				$	$
Samson Oil & Gas USA Inc	United States	100.0	100.0	4,815,390	4,547,022

Ultimate parent

Samson Oil & Gas Limited is the ultimate parent Company.

Other related party transactions

There were no other related party transactions during 2010 and 2009.

NOTE 25.	AUDITORS’ REMUNERATION

	Consolidated Entity
	2010 $	2009 $
Amounts received or due and receivable by PricewaterhouseCoopers (Australia) for:

• an audit or review of the financial report of the entity and any other entity in the Consolidated Entity	233,057	189,999
• other services in relation to the entity and any other entity in the Consolidated Entity	33,930	-
	266,987	189,999

Amounts received or due and receivable by other member firms of PricewaterhouseCoopers International for:
• an audit or review of the financial report of subsidiaries	165,120	175,000
	432,107	364,999

NOTE 26.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share amounts are calculated by dividing net result for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings/(loss) per share amounts are calculated by dividing the net result attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings/(loss) per share computations:

	Consolidated Entity

	2010 $	2009 $	2008 $

Net profit/(loss) from continuing operations attributable to ordinary equity holders of the parent Company (used in calculating basic and diluted earnings per share)	817,233	(30,159,175)	(2,913,881)
Gain from discontinued operations	-	-	418,038
Net profit/(loss) attributable to equity holders of the parent	817,233	(30,159,175)	(2,495,843)

	Number of Shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	978,983,187	217,248,877	202,910,238
Adjustments for calculation of diluted earnings per share:
Options	87,719,020	-	-
Bonus element for rights issue	26,488,246	-	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,093,190,453	217,248,877	202,910,238

At the end of year there are 337,435,756 (2009:29,095,765) potential ordinary shares on issue. These potential ordinary shares are dilutive for June 30, 2010.

There have been no transactions involving ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

NOTE 27.	FINANCIAL INSTRUMENTS

a)	Guarantees

Samson Oil & Gas Limited has guaranteed the bank debt of its subsidiary, Samson Oil & Gas USA, Inc.  As at June 30, 2010, the outstanding face value of the debt was $11,386,248 (2009: $17,060,000). Refer to Note 16 for further details in relation to this balance.

b)	Derivatives

In order to protect the Consolidated Entity from the uncertainty associated with commodity prices the Board reviews the current price risk profile periodically to ensure that it is appropriately managing the price risk.

On September 19, 2006 the Consolidated Entity entered into a fixed forward swap contract with Macquarie Bank Limited with respect to natural gas indexed at CIG (Colorado Interstate Gas) for $6.03 per MMBTU.  The volumes associated with this hedge, that were are as follows:

November 2006 – March 2007	35,000 MMBTU
April 2007 – December 2008	25,000 MMBTU
January 2008 – October 2009	20,000 MMBTU

These hedges were settled during the year as contracted.

On February 25, 2007 the Company entered into an additional fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed for $6.15 for 25,000 MMBTU per month from March 2007 to September 2009.

During the prior year, the Company entered into the following additional derivative agreements, in conjunction with a breach of covenant waiver from Macquarie Bank Limited (refer to note 16 for additional details):

Fixed forward swaps in relation to natural gas indexed at the Colorado Interstate Gas Price Point:

Month	Volume - mmbtu	Price – $ per mmbtu
November 2009	20,530	2.83
December 2009	20,309	3.87
January 2010	20,095	4.24
February 2010	19,888	4.25
March 2010	19,688	4.03
April 2010	19,493	3.67
May 2010	19,304	3.70
June 2010	19,120	3.79
July 2010	18,942	3.86
August 2010	18,767	3.90
September 2010	18,598	3.68
October 2010	18,432	3.44
November 2010	18,270	4.11
December 2010	18,112	4.898

Fixed forward swaps in relation to natural gas indexed at the Henry Hub

Month	Volume - mmbtu	Price –$ mmbtu
April 2009 – December 2009	52,399	$4.06
January 2010 – December 2010	59,396	$5.62

Oil – Ratio Collar priced at West Texas Intermediate
Month	Call/Put	Volume - barrels	Price- $ per Barrel
April 2009 – December 2009	Put	10,951	$46.00
April 2009 – December 2009	Call	6,352	$55.00
January 2010 – December 2010	Put	13,256	$53.00
January 2010 - December 2010	Call	9,147	$62.00

On November 13, 2009, the Company closed out these derivative contracts at a cost of $406,247.

On November 13, 2009, the Company entered into the following new hedges:

Oil – Ratio Collar priced at West Texas Intermediate
Date	Call/Put	Volume – barrels	Price – $ per Barrel
Dec 2009 – Dec 2011	Put	21,431	60.00
Dec 2009 – Dec 2011	Call	21,431	102.90

Natural Gas – Ratio Collar priced at Henry Hub
Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	125,149	4.75
Dec 2009 – Dec 2011	Call	125,149	6.15

Natural Gas – Ratio Collar priced at Colorado Interstate Gas
Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	440,884	4.25
Dec 2009 – Dec 2011	Call	440,884	5.80

These terms of these derivative arrangements are in line with Master International Swaps and Derivatives Agreement.

The fair value of these derivative instruments is recorded in the current year balance sheet as a current or non current asset depending on the maturity date of the swaps.  They have been valued by the Consolidated Entity with reference to the forward curve for the Colorado Interstate Gas price, Henry Hub Gas price or West Texas Intermediate for oil, for the relevant time period.  Any movement in its fair value is taken directly to the profit and loss.  At balance date the instruments were a net asset valued at $46,824 (2009: liability of $100,455) and the Company recorded a gain in relation to the fair value movement of these instruments of $147,279 (2009: gain $1,876,936).

NOTE 28.	CONTINGENCIES

There are no unrecorded contingent assets or liabilities in place for the Consolidated Entity at balance date (2009: Nil).

NOTE 29.	INTEREST IN JOINTLY CONTROLLED ASSETS

The Consolidated Entity has an interest in the following joint venture operations whose principal activities are oil and gas exploration and production.

Name		ITEM 1. Percentage of ITEM 2. Interest Held	ITEM 3. Percentage of ITEM 4. Interest Held
		% 2010	% 2009
Exploration
Baxter Shale	United States of America	10.0	10.0
Hawk Springs	United States of America	50.0	50.0
Gold Coast Unit CBM	United States of America	50.0	50.0
South Goose Lake	United States of America	25.0	25.0

Production
Big Hand	United States of America	4.0	4.0
Bird Canyon	United States of America	16.0	16.0
Deep Draw	United States of America	5.0	5.0
Hilight	United States of America	9.0	9.0
Jalmat	United States of America	60.0	60.0
Jayson Unit	United States of America	2.0	2.0
Jonah	United States of America	21.0	21.0
Kicken Draw	United States of America	15.0	15.0
LA Ward	United States of America	3.0	3.0
Look Out Wash	United States of America	17.0	17.0
Neta	United States of America	13.0	13.0
Pierce	United States of America	99.0	99.0
Powder River Basin	United States of America	18.0	18.0
San Simon	United States of America	27.0	27.0
Scribner	United States of America	28.0	28.0
Wagensen	United States of America	8.0	8.0
North Stockyard	United States of America	34.5	34.5
Sabretooth	United States of America	12.5	12.5

Oil and gas properties held as jointly controlled assets total $20,538,230 (2009: $20,494,972).

NOTE 30.	EVENTS SUBSEQUENT TO BALANCE DATE

Completion of Share Purchase Plan
On June 30, 2010, the Company closed its Share Purchase Plan, announced on May 3, 2010. Each shareholder was entitled to purchase up to 441,160 ordinary shares in the Company at a purchase price of A$ 3.4 cents per share.  Investors in the United States were entitled to purchase up to 22,058 American Depositary Shares (equivalent to 20 ordinary shares) at a purchase price of US$ 57.7 cents per ADS (including the ADS issuance fee of one US cent).  In association with this offer, the Company issued 205,189,880 ordinary shares to raise US$5,817,133 pre costs.  These shares were issued in July 2010.  The financial impact of the capital raising has been included in the June 30, 2010 financial report.

Niobrara formation, Goshen County, Wyoming
In June 2010, the Company agreed to sell a portion of its acreage in Goshen County, Wyoming to Chesapeake Energy Corporation for $3,275 per acre.   This sale was completed in November 2010 with Samson receiving net proceeds of $73,673,157   The financial impact of this sale has not been included in the financial results of the year ended 30 June 2010 as the conditions precedent to the sale were not meet until after year end.  The carrying value of these assets at June 30, 2010 was nil (2009: nil)

Drilling activities
Gary #1-24H
In May 2010, the Company drilled its third Bakken well, the Gary #1-24H.  This well was successfully fracced in September 2010 and has commenced production. The Gary #1-24H well has produced 36,597 barrels of oil and 52.881 MMcfg through November 30, 2010.  This equates to an average rate of approximately 530 Bopd and 766 Mcfg/d.

Rodney #1-14H
In July 2010, the Company successfully drilled it’s forth Bakken well, the Rodney #1-14H.  This well is awaiting fracture stimulation.

Earl #1-13H
In September, the Company successfully drilled its fifth Bakken well, the Earl #1-13H.  This well is awaiting fracture stimulation.

The Directors are not aware of any matters or circumstances not otherwise dealt with in this report that have significantly or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in the subsequent financial years.

NOTE 31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

	Consolidated Entity
	2010 $	2009 $
Debt facility	11,283,999	16,846,207
Less cash and cash equivalents	(5,885,735)	(1,522,632)
Net debt	5,398,264	15,323,575
Total equity	25,115,668	4,613,116

Total capital	30,513,932	19,936,691

Gearing Ratio	17.69%	76.86%

Interest rate risk
The Consolidated Entity continually reviews its interest rate exposure.  Consideration is given to potential restructuring of its existing positions and alternative financing.

The Consolidated Entity has no interest rate risk in relation to its financial liabilities, as its long term borrowings have a fixed interest rate.  The terms and conditions of its borrowings are detailed in Note 16. The Consolidated Entity’s fixed rate borrowings are carried at amortized cost.  They are therefore not subject to interest rate risk as defined in AASB 7.

The Consolidated Entity’s cash assets are exposed to minimal interest rate risk.  The Consolidated Entity’s cash accounts are primarily held in low or no interest rate accounts.  Interest revenue is not a significant income item for the Consolidated Entity and the Consolidated Entity does not rely on the cash generated from interest income.

	Consolidated Entity
	2010 $	2009 $
Cash exposed to Australian interest rates	4,928,728	82,746
Cash exposed to United States of America interest rates	957,007	1,439,886
	5,885,735	1,522,632

The average floating interest rate for the Consolidated Entity in the United States was   0.5% per annum (2009: 0.65%)

The average floating interest rate for the Consolidated Entity in Australia was 1.0% per annum (2009: 0.1%)

The Consolidated Entity does not have any cash exposed to fixed interest rates.

At June 30, 2010 if interest rates had moved, as illustrated in the table below (estimated from historical movements), with all other variables held constant, the impact would be:

	Post Tax Result Higher/(Lower)		Other Equity Higher/(Lower)
	2010 $	2009 $	2010 $	2009 $
Cash exposed to AUS interest rates
+ 0.25% (25 basis points)	5,430	207	-	-
- 0.5% (50 basis points)	(10,857)	(414)	-	-

	Post Tax Result Higher/(Lower)		Other Equity Higher/(Lower)
	2010 $	2009 $	2010 $	2009 $
Cash exposed to US interest rates
+ 0.15% (15 basis points)	1,797	2,160	-	-
- 0.25% (25 basis points)	(2,996)	(3,600)	-	-

Foreign Currency Risk
As a result of significant operations in the United States, the Consolidated Entity’s financial statements can be affected significantly by movements in the US$/A$ exchange rates.

The majority of the transactions (both revenue and expenses) of the United States subsidiary are denominated in US dollars.

The Consolidated Entity does not have any foreign currency cash flow hedges.

At balance date, the Consolidated Entity had the following exposure to A$ foreign currency that is not designated in cash flow hedges:

	Consolidated Entity
	2010 $	2009 $
Financial Assets
Cash and cash equivalents	4,928,728	82,746
Trade and other receivables	1,226,113	53,524
Investments held for trading	40,165	57,186

Financial Liabilities
Trade and other payables	1,360,706	94,591

Net Exposure	4,834,300	98,865

At June 30, 2010 if foreign exchange rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax result Higher/(lower)		Other Equity Higher/(lower)
	2010 $	2009 $	2010 $	2009 $
Consolidated
A$:US$ +5%	-	-	243,220	3,301
A$:US$ -5%	-	-	(243,220)	(3,269)

Consolidated Entity
The impact of the foreign exchange on the Consolidated Entity relates to the value of assets, net of liabilities that are held in the Consolidated Entity which are held in the Parent Entity, which has a functional currency of Australian Dollars.

For the Consolidated Entity, the change in foreign exchange rate does not have any impact on the profit and loss of the entity as the impact of the foreign exchange movements is recorded in the foreign exchange reserve.

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

At June 30, 2010 if the price of natural gas and oil, as determined by the price at Colorado Interstate Gas price point and at Nymex, had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax result Higher/(lower)		Other Equity Higher/(lower)
	2010 $	2009 $	2010 $	2009 $
Consolidated
Gas price + 10%	273,322	(166,562)	-	-
Gas price – 20%	(546,645)	347,830	-	-

	Post tax result Higher/(lower)		Other Equity Higher/(lower)
	2010 $	2009 $	2010 $	2009 $
Consolidated
Oil price + 10%	207,338	(71,098)	-	-
Oil price – 20%	(414,676)	204,014	-	-

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

The Consolidated Entity trades only with recognized, creditworthy third parties, and as such collateral is not requested nor is it the Consolidated Entity’s policy to securitize its trade and other receivables.

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

The table below reflects all contractual repayments and interest resulting from recognized financial liabilities, including derivative instruments as of June 30, 2010.  For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows for the respective upcoming fiscal years are presented.  Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at June 30, 2010.

The remaining contractual maturities of the Consolidated Entity’s financial liabilities are:

	Consolidated Entity
	2010 $	2009 $
6 months or less	3,814,778	17,651,109
6-12 months	10,412,248	179,034
1-5 years	-	254,635
	14,227,026	18,084,778

The Consolidated Entity monitors rolling forecasts of liquidity reserve on the basis of expected cash flow.

At balance date, the Consolidated Entity does not have any unused credit facility (2009: $nil).

Fair Value
The methods for estimating fair value and the fair value of the financial assets and liabilities are outlined in the relevant notes to the financial statements.

Set out below is a comparison by category of carrying amounts and fair values of the Consolidated Entity’s financial instruments recognized in the financial statements.

Market values have been used to determine the fair value of listed held-for-trading investments.

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing market interest rates.

The carrying amount of trade receivables and payables approximates their fair value.

	Carrying Amount		Fair Value
Consolidated	2010 $	2009 $	2010 $	2009 $
Financial Assets
Cash	5,885,735	1,522,632	5,885,735	1,522,632
Trade and other receivables	4,959,392	471,974	5,015,853	471,974
Assets held for trading	40,165	57,186	40,165	57,186
Restricted funds	178,291	145,738	178,291	145,738
Derivatives	46,824	154,180	46,824	154,180

Financial Liabilities
Trade and other payables	2,318,778	591,109	2,295,101	128,797
Derivatives	-	254,635	-	254,635
Debt facility	11,283,999	16,846,207	11,283,999	16,846,207

NOTE 32.	SHARE BASED PAYMENT PLANS

Whilst the Company does not have a formal employee share option plan in place, options are granted from time to time to better align employees’ interests with that of the Company.

All references to inputs in this note are in Australian Dollars as they refer to Australian listed securities.

During the year ended June 30, 2010, the following share based payments were made:

Shares issued to employees and directors
On December 3, 2009, in conjunction with the reduction in salaries accepted by all employees and directors of the Company, the Company issued 3,489,603 shares to employees and directors.  These shares were valued at the volume weighted average share price across the ASX and NYSE Amex for the period being compensated for being  May 1, 2009 to September 30, 2009, being US$ 2.8 cents per share.

Options issued to Directors
On November 18, 2009, 1,000,000 options were issued to two directors.  These options have an expiry date of November 30, 2013 and an exercise price of 20 cents per share. These options have been valued at 0.6 cents per option, using the Binomial pricing model, which takes into account the following variables:

Share price at grant date (cents)	2.00
Exercise price (cents)	20.00
Time to expiry (years)	5
Risk free rate (%)	6.5
Share price volatility (%)	100	*

*The volatility is estimated from historical movement in the share price compared to the market.

The value of these options has been expensed in the current period.

No share based payments were made during the year ended June 30, 2009.

At year end there were 12,699,600 (2009: 21,916,288) options outstanding that had been granted to employees, directors and other service providers. The weighted average exercise price was 31 cents (2009: 33 cents) per option.

No options were forfeited or cancelled during the current or prior year.  10,216,688 expired unexercised on December 31, 2009.

The weighted average remaining contractual life for the share options outstanding as at June 30, 2010 is between 1 and 3 years (2009: between 2 and 4 years).

The range of exercise prices for options outstanding at the end of the year was 20 – 45 cents. (2009: 25 – 45 cents).

The weighted average fair value of options granted during the year was 0.6 per option (2009: nil).

NOTE 33.  DISCONTINUED OPERATIONS

In May 2008 the Consolidated Entity sold its interests in the Amber Field in Grady County, Oklahoma for $4,760,000.  The Consolidated Entity’s interest in this field consisted of 37.5% and 32.5% working interests in 1,280 acres with nine producing wells.  The Consolidated Entity recognized a gain before income tax of $128,669 in relation to this sale. The Consolidated Entity recognized state income tax expense of $150,200 in relation to the sale of this interest.  The value of assets sold was $4,631,331.

In June 2008, the Consolidated Entity sold its interest in the Kaye Teapot Oil Unit in Converse and Niobrara Counties, Wyoming for $500,000.  The Consolidated Entity had a 1.8% working interest in the field which has 81 producing wells.  The Consolidated Entity recognized a gain before income tax of $340,997 on this sale.  There was no income tax expense recognized in relation to the sale of this interest. The value of assets sold, net of restoration liability was $159,003.

Both assets were part of the United States of America geographical reporting segment.

	Consolidated Entity
Revenue and Expenses from Discontinuing Operations	2010 $	2009 $	2008 $
Revenue
Sale of oil and gas
Oil sales	–	–	149,339
Gas sales	–	–	718,842
Total Revenue	–	–	868,181

Expenses
Cost of sales	–	–	(547,805)
Impairment expense	–	–	(221,804)

Net gain before income tax from discontinuing operations	–	–	98,572

Income tax expense	–	–	–

Gain on sale of oil and gas properties	–	–	469,666
Income tax expense	–	–	(150,200)

Net gain after income tax from discontinuing operations	–	–	418,038

Gain per share from discontinuing operations – cents	–	–	0.20

Cash Flow Information
Net cash flows from operating activities	–	–	826,918
Net cash flows (used in) investing activities	–	–	–
Net cash flows from financing activities	–	–	–

SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED)

The Company adopted the requirements of ASC 932 for the year ended June 30, 2010.  The impact of the adoption of this standard was not practical to estimate.

Oil and Gas Reserves

The information set forth below regarding the Company’s oil and gas reserves, for the year ended June 30, 2010 was prepared by Ryder Scott Company, an independent reserve engineering firm.  The information set forth below regarding the Company’s oil and gas reserves for the year ended June 30, 2009 and 2008 was prepared by Robert Gardner, our former Vice President – Engineering. All reserves are located within the continental United States.

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

	Year ended June 30, 2010			Year ended June 30, 2009			Year ended June 30, 2008
	Oil Mbbls	Gas MMcf	Total MMcfe	Oil Mbbls	Gas MMcf	Total MMcfe	Oil Mbbls	Gas MMcf	Total MMcfe
Beginning of year	251	9,447	10,951	469	13,300	16,112	482	19,329	22,221
Revisions of previous quantity estimates	(33)	(92)	(290)	(201)	(3,570)	(4,776)	1	(3,867)	(3,861)
Extensions, discoveries and improved recovery	264	1,433	3,017	8	402	450	39	129	363
Sale of reserves in place	-	-	-	-	-	-	(26)	(1,561)	(1,717)
Production	(31)	(669)	(855)	(25)	(685)	(835)	(27)	(730)	(893
End of year	451	10,119	12,823	251	9,447	10,951	469	13,300	16,112
Proved developed producing reserves	267	5,432	7,034	225	5,978	7,346	312	8,322	10,194
Proved undeveloped reserves	184	4,687	5,789	26	3,469	3,605	157	4,978	5,918
Total Proved Reserves	451	10,119	12,823	251	9,447	10,951	469	13,300	16,112

Our proved undeveloped reserves consist of potential well locations in our Jonah, Lookout Wash and North Stockyard fields.  Subsequent to year end 3 of the 4 well locations in North Stockyard field were drilled and completed. One is currently producing while the remaining two are awaiting fracture stimulation.  The remaining North Stockyard PUD location is expected to be drilled during 2011.

As we are not the operator of our interests in the Jonah or Lookout Wash fields, the development of these PUD’s is largely out of our control though we do believe they will be drilled in the next five years.

Developed Reserves

 Developed reserves are those reserves expected to be recovered from existing wells, with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

 Undeveloped Reserves

 Undeveloped reserves are those reserves expected to be recovered from new wells on undeveloped acreage or from existing wells where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.  Estimated development costs on our undeveloped fields are approximately $12.1 million, though we may obtain additional financing to develop them or make other arrangements to reduce that expense.  The feasibility of development is also heavily dependent upon future commodity prices.  As such the timing of drilling and development activities depends upon a number of factors that are outside of our control. While as of June 30, 2010, we continued to expect that these fields will be developed within a reasonable period of time and that the capitalized costs will be recoverable from future operations, there is no assurance that there will not be future impairment of these costs.

 Standardized Measure of Discounted Future Net Cash Flows

  Future hydrocarbon sales and production and development costs have been estimated using a 12 month average price for the commodity prices for June 30, 2010 and year end prices for June 30, 2009 and 2008 and costs in effect at the end of the periods indicated. The change in the pricing used in the determination of reserve values has been changed following the implementation of the revised SEC rule in relation to oil and gas reporting. The average 12 month historical average of the first of the month prices used for natural gas for June 30, 2010,  and the year end prices for June 30, 2009, June 30, 2008, and June 30, 2007 were $3.75, $2.975, $10.23 and $4.26 per Mcf, respectively.  The 12 month historical average of the first of the month prices used for oil for June 30, 2010 and the year end prices used for oil for June 30, 2009, June 30, 2008 and June 30, 2007 were $66.53, $57.06, $125.78 and $60.73 per BOE, respectively.  Future cash flows were reduced by estimated future development, abandonment and production costs based on period–end costs.  No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs.  All cash flows are discounted at 10%.

 Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions.  This table should not be construed to be an estimate of current market value of the proved reserves attributable to Samson.

In previous reports, Samson did not include the effect of future income taxes in its calculation of the Standardized Measure of Discounted Future Net Cash Flows from its oil and gas properties (“SMOG”) because Samson’s substantial tax loss carryforwards, or net operating losses (“NOLs”) attributable to its proved reserves made it unlikely that Samson would pay any significant income taxes on income derived from those reserves.  The table below reflects the effect of future income taxes on the SMOG, however, because Samson’s recent sale of a portion of its unproved reserves in Goshen County, Wyoming, for $73.7 million is expected to utilize substantially all of Samson’s existing NOLs.  Samson also believes that reflecting the impact of future income taxes in its SMOG calculation is appropriate under the circumstances because many other public companies disclose the impact of future impact taxes, making Samson’s SMOG more readily comparable with that disclosed by those other companies.

 The following table shows the estimated standardized measure of discounted future net cash flows relating to proved reserves:

	Fiscal Year Ended June 30
	2010	2009	2008	2007
Future cash inflows	$67,996	$67,630	$191,083	107,729
Future production costs	(23,288)	(20,290)	(45,328)	(37,458)
Future development costs	(11,910)	(5,416)	(10,160)	(7,687)
Future income taxes	-	(143)	(32,443)	(4,314)
Future net cashflows	32,798	41,781	103,152	58,270
10% discount	(17,675)	(24,054)	(48,390)	(30,277)
Standardized measure of discounted future net cash flows relating to proved reserves	15,123	17,727	54,762	27,992

The principal sources of changes in the standardized measure of discounted future net cash flows during the periods ended June 30, 2010, June 30, 2009 and June 30, 2008 are as follows:

	Fiscal Year Ended June 30
	2010	2009	2008
Beginning of year	$17,727	$54,762	$27,993
Sales of oil and gas produced during the period, net of production costs	(3,139)	(2,696)	(4,704)
Net changes in prices and production costs	(943)	(36,948)	63,816
Previously estimated development costs incurred during the period	-	-	453
Changes in estimates of future development costs	(6,494)	59	(1,072)
Extensions, discoveries and improved recovery	6,360	987	1,629
Revisions of previous quantity estimates and other	(611)	(10,480)	(17,324)
Sale of reserves in place	-	–	(7,704)
Purchase of reserves in place	-	–	–
Change in future income taxes	1.021	7,233	(7,172)
Accretion of discount	1,727	5,476	2,820
Other	(525)	(666)	(3,973)
Balance at End of Year	15,123	17,727	54,762

Item 19.  Exhibits

Exhibit Number	Description

1.1	Constitution of Samson Oil & Gas Limited. (3)

4.1	Syndicated Convertible Loan Facility Agreement dated May 26, 2006, between Macquarie Bank Limited and Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (3)

4.2	Security Trust Deed dated May 2006, between Macquarie Bank Limited, Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (3)

4.3	Purchase and Sale Agreement dated June 23, 2010 between Samson Oil & Gas USA Inc. and Chesapeake Exploration, L.L.C. and Amendments dated July 26, 2010 and September 1, 2010. *

4.4
Letter Agreement dated August 9, 2007, between Macquarie Bank Limited and Samson Oil & Gas USA, Inc. and Samson Oil & Gas Limited, amending that certain Syndicated Convertible Loan Facility Agreement dated May 26, 2006. (5)

4.5
Letter Agreement Regarding the Syndicated Convertible Loan Facility Agreement dated March 13, 2009, between Macquarie Bank Limited and Samson Oil & Gas USA, Inc. and Samson Oil & Gas Limited regarding cancellation of options. *

4.6	Employment Agreement, effective at July 1, 2007, between Samson Oil and Gas USA, Inc. and Robyn Lamont. (4)

4.7	Employment Agreement, effective at October 1, 2007, between Samson Oil and Gas USA, Inc. and Robert Gardner. (6)

4.8	Deposit Agreement between Samson Oil & Gas Limited and The Bank of New York. (2)

4.9	Employment Agreement, effective at April 1, 2008, between Samson Oil and Gas USA, Inc. and David Ninke. (7)

4.10	Purchase and Sale Agreement, dated May 6, 2008, between Samson Oil and Gas USA, Inc. and Kaiser Francis-Anadarko Limited Partnership. (7)

8.1	List of Subsidiaries. (3)

11.1	Code of Ethics and Business Conduct with Employees (1)

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended*

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended*

13.1	Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 USC 1350, as adopted, pursuant to Section 906 of the Sarbanes–Oxley Act of 2002*

15.1	Consent of PricewaterhouseCoopers*

15.2	Consent of Ernst and Young LLP*

15.3	Consent of Ryder Scott*

15.4	Consent of Robert Gardner*

15.5	ISDA Master Agreement dated August 30, 2006 between Samson Oil and Gas USA, Inc. and Macquarie Bank Limited. (7)

15.6	Schedules to ISDA Master Agreement dated August 30, 2006 between Samson Oil and Gas USA, Inc. and Macquarie Bank Limited. (7)

*	Filed with this Annual Report.
(1)	Incorporated by reference to the Company’s Annual Report on Form 20–F, filed with the SEC on December 19, 2008.
(2)	Incorporated by reference to the Company’s Registration Statement on Form F–6, filed with the SEC on July 13, 2007.
(3)	Incorporated by reference to the Company’s Registration Statement on Form 20–F, filed with the SEC on July 6, 2007.
(4)	Incorporated by reference to the Company’s Registration Statement on Form 20–F/A (Amendment No. 1), filed with the SEC on August 20, 2007.
(5)	Incorporated by reference to the Company’s Registration Statement on Form 20–F/A (Amendment No. 2), filed with the SEC on September 19, 2007.
(6)	Incorporated by reference to the Company’s Registration Statement on Form 20–F/A (Amendment No. 3), filed with the SEC on November 27, 2007.
(7)	Incorporated by reference to the Company’s Registration Statement on Form F–1, filed with the SEC on August 28, 2008, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAMSON OIL & GAS LIMITED

Date: December 17, 2010	By:	/s/ Terence M. Barr
Name: Terence M. Barr
Title: Managing Director, Chief Executive Officer and President